As filed with the Securities and Exchange Commission on March 23, 2021.

No. 333-253824

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Alignment Healthcare, Inc.

(Exact name of registrant as specified in its charter)

Delaware	6324	46-5596242
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1100 W. Town and Country Road

Suite 1600

Orange, California 92868

Telephone: 1-844-310-2247

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John Kao

Chief Executive Officer

1100 W. Town and Country Road

Suite 1600

Orange, California 92868

Telephone: 1-844-310-2247

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Christopher J. Cummings Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000	Byron B. Rooney Pedro J. Bermeo Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

Title of Each Class of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee (3)
Common Stock, par value $0.001 per share	31,280,000	$19	$594,320,000	$64,841

(1)	Includes 4,080,000 shares of common stock subject to the underwriters’ option to purchase additional shares.
(2)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.
(3)	Previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated March 23, 2021

27,200,000 Shares

Alignment Healthcare

COMMON STOCK

This is an initial public offering of Alignment Healthcare, Inc. We are selling 21,700,000 shares of our common stock. Certain selling stockholders identified in this prospectus are selling an additional 5,500,000 shares of our common stock.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price will be between $17.00 and $19.00 per share. We have applied to list our common stock on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “ALHC.”

We are an “emerging growth company” as defined under the federal securities laws, and as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

See “Risk Factors” beginning on page 22 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	See “Underwriting” for a description of compensation payable to the underwriters.

The selling stockholders named in this prospectus have granted the underwriters the option for a period of 30 days after the date of this prospectus to purchase up to an additional 4,080,000 shares of our common stock at the initial public offering price less the underwriting discount. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders, including upon the sale of shares of our common stock if the underwriters exercise their over-allotment option.

The underwriters expect to deliver the shares of common stock against payment in New York, New York on                     , 2021.

Goldman Sachs & Co. LLC	Morgan Stanley	J.P. Morgan	BofA Securities	William Blair

UBS Investment Bank	Piper Sandler	Raymond James

Prospectus dated                     , 2021.

A LETTER FROM JOHN KAO Alignment Healthcare, Founder and CEO Not just a dream but a calling. Every company is conceived from an idea, a drive, and a passion to provide a service or product that makes a difference in an industry or in people’s lives. For me, Alignment Healthcare was my calling – a mission and responsibility to change healthcare for seniors and improve their quality of life. While caring for my ailing mother and disabled brother, I experienced firsthand how fragmented and disconnected our healthcare system can be for those who need it most. I knew this frustration had to be shared with others across the United States. I believed that with the right engagement model for seniors, combined with our partner-oriented approach to care, we could create a company that would deliver cohesive, connected, and coordinated care to seniors and improve their lives as a result. A company that fully aligns both health and care. This vision and passion began to take form in 2013 with a belief that what I sought to achieve had not yet been accomplished. I’ve seen the deficiencies of prior models firsthand in my time helping lead traditional payor organizations, provider organizations, and payor technology businesses. In collaboration with some of the industry’s most talented leaders, we formed an executive team that believed in the idea, shared the passion, and had faith that we could make a significant difference if we started with a culture of “having a serving heart” and committed to treating seniors the way we would want our own families to be treated. Seniors today are different than they were 20-plus years ago - they believe technology can help solve healthcare challenges, they want more options to access care, and they understand how staying healthy requires a more holistic approach to individual wellness. Our collective goal was to provide seniors with peace of mind - from financial security accessing healthcare to improved quality of life by removing the frustration and fragmentation they associate with their current healthcare experience. Our approach focuses on personalized and connected care, full alignment with high-quality partners, and industry leading technology that can help enable a better overall experience. This approach continues to provide better care, better value, and better outcomes for seniors and their caregivers. We saw the inefficiencies - and, at times, failures - that are so prevalent in healthcare. We also realized that there is a convergence occurring between traditional healthcare coverage and delivery with senior lifestyle needs and the adoption of technology. We had to create an industry disruption and incite sustainable change in how seniors receive their healthcare. Those first few years came with challenges, setbacks, and even resistance. We learned and grew from those obstacles. We persevered and continued to move forward. We celebrated the milestones, big and small. More importantly, we began to make a difference - one that matters. Today, we offer care and services in California, Nevada, and North Carolina to over 80k members. We offer a variety of health plans to manage the health, lifestyle, and financial needs of those we serve. We care for the healthy and those who are chronic and frail, with some requiring support 24 hours a day, seven days a week. We coordinate their care with a team of passionate clinicians who are committed to providing the best treatment and outcome for every patient. We promise to provide peace of mind, and we are delivering on that promise morning, noon and night every day of the year. Through all of this, the constant has been our unwavering commitment to our culture of having a serving heart. The great news is we are just getting started. We plan to land and expand where we are needed most. While we have grown rapidly thus far, we want to change the lives of every senior in the United States. They deserve a healthcare company and a team that serve as their advocate for all of their health and lifestyle needs. From my personal frustration came an idea, followed by drive and then passion. Answering that calling is how Alignment Healthcare began, and I am humbled by what it has become and what it will become. John Kao

4 LEADING A MOVEMENT TO CHANGE HEALTH CARE— / OUR MISSION ONE PERSON AT A TIME

5 / We are reinventing the future of senior health care. Delivering a “senior lifestyle” supported by technology, driven by a personalized clinical care model, and experienced through convenient, on-demand care and service. 5 / We are reinventing the future of senior health care, delivering a “senior health lifestyle” supported by technology, driven by a personalized clinical care model and experienced through convenient on-demand care and service.

6 / This is a bold new way of thinking. The time is now for change in senior health care. Discover something new— Alignment’s “Senior Health Lifestyle” experience. 6 / This is a bold new way of thinking. The time is now for change in senior health care. Discover something new— Alignment’s “Senior Health Lifestyle” experience.

Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

For investors outside of the United States, neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

Through and including                , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

BASIS OF PRESENTATION

We historically operated as a Delaware limited liability company under the name Alignment Healthcare Holdings, LLC. On March 17, 2021, Alignment Healthcare Holdings, LLC converted into a Delaware corporation pursuant to a statutory conversion and changed its name to Alignment Healthcare, Inc. As a result of this conversion, Alignment Healthcare Partners, LP, a Delaware limited partnership (“Alignment Partners”) and the sole unitholder of Alignment Healthcare Holdings, LLC, became the sole holder of shares of common stock of Alignment Healthcare, Inc. (the “Corporate Conversion”).

Prior to the closing of this offering, (i) Alignment Healthcare, Inc. will effect an approximately 1 for 260 split of its common stock (the “Stock Split”), assuming an initial public offering price of $18.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus and (ii) Alignment Partners will merge with and into Alignment Healthcare, Inc., with Alignment Healthcare, Inc. surviving the merger (the “Company Merger”). The actual ratio to be applied in the Stock Split will be determined following the pricing of this offering, based on the initial public offering price. Pursuant to the Company Merger, the partners of Alignment Partners will receive all of the then-outstanding shares of common stock of Alignment Healthcare, Inc. in exchange for their units in Alignment Partners. The Stock Split and Company Merger are collectively referred to herein as the “Corporate Reorganization.” Except as disclosed in the prospectus, the consolidated financial statements and selected historical consolidated financial data and other financial information included in this registration statement are those of Alignment Healthcare Holdings, LLC and its subsidiaries and do not give effect to the Corporate Conversion or the Corporate Reorganization. Shares of common stock, par value $0.001 per share, of Alignment Healthcare, Inc. are being offered by the prospectus that forms a part of this registration statement.

Unless the context otherwise requires, the terms “Alignment,” the “Company,” “our company,” “we,” “us” and “our” in this prospectus refer to Alignment Healthcare Holdings, LLC, its consolidated subsidiaries and its affiliated medical groups, for all periods prior to the Corporate Conversion and to Alignment Healthcare, Inc., its consolidated subsidiaries and its affiliated medical groups, for all periods following the Corporate Conversion.

We will be a holding company and upon consummation of this offering and the application of net proceeds therefrom our sole asset will be the capital stock of our wholly owned subsidiaries, including Alignment Healthcare USA, LLC. Alignment Healthcare Holdings, LLC will be the predecessor of the issuer for financial reporting purposes. Accordingly, this prospectus contains the historical financial statements of Alignment Healthcare Holdings, LLC and its consolidated subsidiaries. Alignment Healthcare, Inc. will be the reporting entity following this offering.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. For a more complete understanding of us and this offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes. Some of the statements in this prospectus are forward-looking statements. See “Forward-Looking Statements.”

Overview

Alignment Healthcare was founded in 2013 with one mission in mind: improving healthcare one senior at a time. We pursue this mission by relentlessly focusing on our core values:

•	always put the senior first;

•	support the doctor;

•	use data and technology to revolutionize care; and

•	act with a serving heart.

We created Alignment based on the frustrating experiences we had when our parents and other loved ones needed healthcare. We saw firsthand the complexity they faced as seniors attempting to navigate care delivery and insurance without an advocate to create an integrated consumer experience that provides holistic and quality care at an affordable price. Our parents and seniors across the country are systemically and disproportionately impacted by the absence of care coordination, poor information transparency and misaligned incentives that characterize the healthcare system.

Our team of highly experienced healthcare leaders created the Alignment model to incorporate the lessons we have learned over decades spent serving senior consumers. We believe that by combining our experienced, mission-driven team with purpose-built technology we have found a way to address the unmet needs of senior consumers and to “do well by doing good.” Our ultimate goal is to bring this differentiated, advocacy-driven healthcare experience to millions of senior consumers in the United States and to become the most trusted senior healthcare brand in the country.

How We are Revolutionizing Healthcare for Seniors

Alignment is a next generation, consumer-centric platform that is revolutionizing the healthcare experience for seniors. We deliver this experience through our Medicare Advantage plans, which are customized to meet the needs of individual seniors across the United States. Our platform was developed to align with the six core principles that we believe will be required to successfully deliver healthcare in the 21st century and that represent our key competitive strengths. Our platform enables us to:

•	leverage data, technology and analytics to power all aspects of our model;

•	engage consumers directly and develop products to meet their needs;

•	proactively manage and coordinate care for our most vulnerable members;

•	empower providers and employ flexible care delivery models;

•	design and deploy innovative value-based payment models; and

•	cultivate a culture of innovation.

Leverage Data, Technology and Analytics to Power All Aspects of Our Model

Healthcare organizations have long struggled to fully harness the utilization of data and technology to enhance business operations, improve clinical outcomes and drive consumer satisfaction. The industry produces an extraordinary amount of digitized data that is often unusable and siloed within organizations. This has created an opportunity for integrated end-to-end data management to be a significant competitive advantage.

Our proprietary technology platform, Alignment’s Virtual Application (“AVA”), was designed specifically for senior care and provides end-to-end coordination of the healthcare ecosystem. AVA’s full suite of tools and services is built within a unified data architecture. Our technology capabilities and position in the healthcare ecosystem enables us to ingest and transform broad, longitudinal datasets into insights, analytics and custom-built applications designed to ensure consistent, high-quality care and service for Alignment’s members. We believe that AVA generates more timely, accurate and actionable insights than existing solutions, driving targeted member interventions and enabling internal care team workflows that result in superior clinical outcomes and consumer experiences.

The AVA platform is purpose-built to be used in all aspects of providing superior healthcare for Alignment’s senior members. AVA supports our own internally employed care teams, operations teams, marketing teams and concierge personnel, as well as local community-based healthcare providers and brokers. In addition, AVA’s scalability enables us to reliably produce replicable outcomes and experiences for our members as we scale in existing markets and expand to new ones.

Engage Consumers Directly and Develop Products to Address Their Needs

Traditional healthcare coverage and care delivery is complex and fails to consistently engage and satisfy consumers. Today, consumers have more purchasing power and exercise more control over their own healthcare decision-making than ever before. Medicare Advantage is marketed and sold direct-to-consumer, allowing seniors to select the manner in which they receive healthcare coverage and services on an annual basis.

At Alignment, we have designed our platform to be consumer-centric, to listen to and understand our members’ needs, and to delight our senior consumers. We believe that our primary role is to act as a trusted advocate on behalf of seniors and to design and offer healthcare plans that meet their unique healthcare and lifestyle needs. Our approach delivers outstanding service to our members and results in high-quality, convenient and accessible care that is affordable and represents superior value compared to existing solutions.

We recognize that seniors’ needs extend beyond traditional healthcare, which is why we provide additional services such as transportation, pet care, grocery benefits, companion care, fitness memberships, a 24/7 concierge and a clinical service hotline.

Our member satisfaction is evidenced by our overall Net Promoter Score (“NPS”) of 66 which, based on data collected and made publicly available by Customer Guru, is significantly higher than the industry average NPS ranging from 30-40 and is comparable to celebrated consumer brands. See “Market and Industry Data” for additional information regarding the calculation of NPS.

Proactively Manage and Coordinate Care for our Most Vulnerable Members

Seniors with complex, chronic conditions represent a small portion of the population but account for a disproportionate amount of total healthcare spending. The complexity of the U.S. healthcare system results in uncoordinated care for this category of seniors, leading to poor outcomes, unnecessary spend and an unsatisfactory consumer experience.

Alignment identifies high-risk, chronically ill individuals and designs personalized care plans for those members. Our AVA platform stratifies our members based on their health status and social needs, allowing us to identify our most vulnerable members and deploy our Care Anywhere team to deliver timely, effective and coordinated care at the senior’s home, in a healthcare facility, or through a virtual channel. Our Care Anywhere program utilizes our own dedicated clinical teams to provide a combination of high-tech and high-touch care. These cross-disciplinary care teams, which include physicians, advanced practice clinicians, case managers, social workers and behavioral health coaches, work together to establish customized care plans and engage our high-risk seniors with ongoing care interventions that address their health and social needs.

Our high-risk, chronic, and complex care management capabilities, supported by the AVA platform, allow us to effectively manage risk, provide better clinical outcomes and improve our seniors’ experience.

Empower Providers and Employ Flexible Care Delivery Models

Despite being well-situated to influence outcomes for the seniors that they treat, providers often do not have the information and support required to optimize their patients’ outcomes. Many organizations have struggled to build a cohesive and flexible platform that can support and empower providers to delight senior consumers.

We engage with physicians and healthcare provider organizations by tailoring our care delivery tools, product designs and contract types to local market needs in a way that accommodates providers’ preferences and risk tolerance. Our provider engagement and training processes help generate consistent clinical outcomes across various markets with a diverse array of providers and varying degrees of value-based care sophistication. We currently have successful partnerships across a range of provider types, from health system-employed physicians to independent, community-based providers. We provide our partners with care performance metrics and actionable insights that enable them to continuously enhance quality of care, access relevant data to drive informed decision-making and improve the experience of members. This customized level of provider engagement, curated based on their particular needs and circumstances, helps them deliver the best possible clinical care.

Our flexible approach to local market care delivery enables us to attract key provider relationships in various markets and to scale more rapidly and with greater capital efficiency than we could if we were to rely entirely on our own clinical staff.

Design and Deploy Innovative Value–Based Payment Models

The legacy healthcare system relies on payment models that compensate healthcare providers based on the volume of services delivered rather than the quality of the care they provide. Despite the increasing focus of the Center for Medicare and Medicaid (“CMS”) on tying payments to health outcomes, we have yet to see widespread improvement in outcomes relative to overall healthcare spending.

Our company name, Alignment Healthcare, reflects one of our founding principles: to align all stakeholders in the healthcare ecosystem around doing what is best for the senior consumer. Our business model is value-based and our ultimate profitability is aligned with the healthcare outcomes of our seniors. We also enter into downstream value-based contracts that are tailored to each providers’ capabilities and local market structure. Through various value-based payment models, such as shared risk or gainshare arrangements, we ensure that our provider partners are incentivized to improve the health outcomes of our seniors. In order to successfully manage the financial risk of delivering healthcare for our seniors, we utilize advanced tools, enable access to unified data, and maintain broad coverage and management over an ecosystem of healthcare professionals who are aligned to provide the best possible care.

Cultivate a Culture of Innovation

Traditional healthcare companies are burdened by their scale, administrative complexity and reliance on legacy technology solutions, resulting in their inability to adapt quickly and provide integrated services tailored to the dynamic needs of evolving healthcare consumers.

Given Alignment’s entrepreneurial heritage, a focus on continuous improvement and innovation is at the heart of our culture and DNA. We constantly solicit feedback from our members and seek opportunities to provide new solutions to meet their healthcare and lifestyle needs. We further believe our focus on innovation is a critical competitive advantage that enables our superior member experience, cost and health outcomes. Examples of our continued innovation include:

•

Our Technology: In 2014, we started to build the unified data architecture that now forms the foundation of the AVA technology platform. We began with four clinical applications focused on member health and have since evolved the platform to encompass over 150 AI models and over 200 business intelligence dashboards across all aspects of our health plan and clinical operations to provide users with the data and information they need to optimally support our seniors.

•

Our Care Model: In 2017, we launched our Care Anywhere program that now serves over 4,000 high-risk members. While the program was initially a home-based care model, we rapidly developed virtual care capabilities in response to the COVID-19 pandemic in order to protect our members and our clinicians while still maintaining high levels of care and satisfaction. While we recognize that certain visits require in-person care, we expect that virtual care will remain a preferred modality for many of our seniors going forward given the flexibility and convenience that it offers.

•

Our Products: In 2019, we launched our ACCESS On-Demand Concierge “Black Card”, which enhanced our various HMO and special needs products. Similar to a pre-paid debit card, the concierge card can be used by our senior consumers at certain retail locations to purchase health and grocery products that are covered under their over-the-counter and grocery supplemental benefits. In 2020, we launched our first PPO offerings, to be followed in 2021 by our new Virtual Medicare Advantage plan that is centered around virtual, concierge-style solutions for primary care services. Our virtual plan incentivizes members to access care digitally through our virtual platform by offering rich and convenient benefits, while also providing in-person care options when needed.

Built upon these six core principles, we believe Alignment is revolutionizing healthcare for seniors.

Industry Overview

We are exclusively focused on serving the senior population, a significant and rapidly growing segment within the United States. As used in this prospectus, “seniors” refer to Medicare-eligible persons, which are primarily people over the age of 65. Seniors are living longer than previous generations, with approximately 10,000 adults becoming eligible for Medicare each day, according to the U.S. Census Bureau. The population of U.S. seniors is expected to grow to 73.1 million by 2030, up from 56.1 million in 2020, and to increase as a percentage of the population from 17% to 21% over the same period. As our targeted population grows, so do their needs and demands.

Rising healthcare costs, particularly among the growing senior population, are uncoupled from outcomes

The growing senior population is putting additional pressure on an already strained healthcare system. According to the Kaiser Family Foundation, from 2010 to 2018, net Medicare spending increased from approximately $450 billion to more than $600 billion at an annual growth rate of 4%. According to the Congressional Budget Office, net Medicare spending was estimated to be $630 billion in 2019 and is expected to double to over $1.3 trillion by 2029, representing an 8% compound annual growth rate. Despite increasing healthcare spending, U.S. seniors have poor health outcomes relative to other developed nations, exemplified through lower life expectancy, higher levels of hospital utilization and greater prevalence of chronic conditions. A significant portion of our nation’s unsustainably high healthcare costs are a direct result of the underserved senior population, especially high-risk and high-acuity seniors.

The fragmented U.S. healthcare system is complex and burdensome for seniors, particularly those with chronic, complex conditions driving a significant amount of the total spend

Navigating the United States healthcare system is particularly complex and burdensome for seniors, who often have more significant care needs and complex medical conditions. According to the National Council on Aging, approximately 80% of the United States senior population suffers from at least one chronic illness, while nearly 70% of the senior population has been diagnosed with at least two chronic illnesses. This prevalence of chronic conditions creates significant care coordination and cost containment challenges for the healthcare industry. According to a study by the American Hospital Association, the 36% percent of the Medicare population with four or more chronic conditions represents 75% of total Medicare spending.

Traditional Medicare has struggled to incentivize high-quality, low-cost care, but Medicare Advantage is designed to employ value-based care to achieve better outcomes

Under the Medicare system, seniors have two primary choices for health insurance once they reach the age of 65. They can enroll in (i) traditional Medicare FFS administered by CMS, or (ii) a Medicare Advantage plan administered by a managed care company. Traditional Medicare FFS offers members few network restrictions, but often leaves them exposed to catastrophic events with substantial out-of-pocket costs for care and drug coverage, and does not provide supplemental benefits. The Medicare Advantage system offers a greater value proposition to the senior in that it often provides enhanced pharmaceutical coverage, greater certainty of expected annual costs, out of pocket limits, holistic supplemental benefits and better catastrophic coverage relative to traditional Medicare.

By linking payments to the number of encounters and pricing to the complexity of the intervention, the fee-for-service model does not reward prevention, but rather incentivizes the treatment of acute care episodes with more costly and complex treatments. The Medicare Advantage system, on the other hand, has a value-based care economic construct whereby CMS shifts the responsibility for the outcomes, medical cost control and the administration of benefits to private health plans. By aligning profitability with overall patient outcomes and total medical expenditures rather than volume of services, the Medicare Advantage system allows managed care companies to adopt a high-touch, comprehensive and long-term approach to care.

Medicare Advantage incentivizes holistic care through supplemental benefit offerings that address social determinants of health and daily lifestyle needs, driving the consumerism of senior healthcare

CMS has adopted a broad definition of supplemental benefits that allows Medicare Advantage plans to proactively offer cross-disciplinary services specifically targeting social determinants of health (“SDoH”). By allowing Medicare Advantage plans to provide access to healthcare via typical care delivery services combined with supplemental benefits, such as a monthly allowance for groceries, transportation, vision/dental and other targeted product features, CMS has enabled Medicare Advantage plans to continue to increase their value proposition to seniors. The concept of healthcare expanding into the senior’s daily life, combined with the increasing prevalence of, and seniors’ increasing familiarity with, digital solutions, have been cited as key drivers in the trend towards the consumerization of the senior healthcare industry.

The enhanced value-proposition of value-based care models, coupled with the aging senior population, are leading to significant growth in Medicare Advantage

A growing number of seniors are choosing Medicare Advantage plans over traditional Medicare FFS. Industry projections indicate that the population using Medicare Advantage plans is expected to increase from 22 million in 2019 to 37 million in 2025 as Medicare Advantage penetration accelerates from 34% to approximately 47%.

Full potential of the Medicare Advantage health plan model remains unrealized

We believe that Medicare Advantage is unique in that it allows one entity to influence the entirety of a senior’s healthcare through a singular, direct-to-consumer product. Through the ability to drive comprehensive healthcare delivery and leverage robust data and analytics at the helm of the senior’s healthcare ecosystem, the health plan can develop a personalized, adaptive and reproducible approach to care delivery. However, traditional Medicare Advantage plans are not technology driven, lack delivery of care capabilities and often outsource key functions; as such, these traditional plans have been unable to offer a fully-integrated healthcare ecosystem. As a result, existing Medicare Advantage plans often fall short in their attempts to significantly improve the quality of care and consumer experience for seniors.

Our Market Opportunity

We built the Alignment Healthcare platform to bring tech-enabled, consumer-centric healthcare to all seniors in the United States. Seniors represent the highest proportion of healthcare spending in the United States on a per capita basis. There are approximately 5.5 million Medicare eligible seniors and approximately 2.8 million Medicare Advantage enrollees in our current markets, which we estimate represents a total addressable market of approximately $71 billion.

We believe there is tremendous opportunity to further scale our business and address the growing need for seniors to experience a better approach to healthcare. According to the Congressional Budget Office, net Medicare spending was estimated to be $630 billion in 2019 and is expected to grow to over $1.3 trillion by 2029, representing an 8% compound annual growth rate. Furthermore, with seniors increasingly choosing Medicare Advantage over traditional Medicare FFS, the $271 billion Medicare Advantage market is projected to grow at a rate of approximately 11% annually to over $500 billion by 2025. Ultimately, we believe our relentless pursuit of putting the senior first will allow us to capture market share in a sector with significant demographic tailwinds.

Alignment’s Virtuous Cycle

Our model is based on a flywheel concept, referred to as our “virtuous cycle”, which is designed to delight our senior consumers. We start by listening to and engaging with our seniors in order to provide a superior experience, in both their healthcare and daily living needs. Through our AVA technology platform, we utilize data and predictive algorithms that are specifically designed to ensure personalized care is delivered to each member. When our information-enabled care model is combined with our member engagement, we are able to improve healthcare outcomes by, for example, reducing unnecessary hospital admissions, which in turn lowers overall costs. Our unique ability to manage healthcare expenditures, while maintaining quality and member satisfaction, is a distinct and sustainable competitive advantage. The lower total healthcare expenditures allow us to reinvest our savings into richer coverage and benefits, which propels our growth in revenue and membership due to the enhanced consumer value proposition. As we grow, we continue to listen to and incorporate member feedback, and are able to further enhance benefits and produce strong clinical outcomes. Our virtuous cycle, based on the principle of doing well by doing good, is highly repeatable and a core tenet of our ability to continue to expand in existing and new markets in the future.

1) Superior experience and engagement: Our philosophy for serving seniors starts with our goal of treating each member as if they were our own mother, father or loved one. We have developed a variety of programs that are designed to address seniors’ healthcare and social needs. Our AVA platform provides care teams with actionable insights that help strengthen the quality and efficacy of our touch points with members. Additionally, our comprehensive benefit offerings establish us as fixtures in our members’ daily lives, which uniquely positions us to serve as an advocate when navigating the complexities of the healthcare system. Combined with consumer engagement activities, such as companion care (providing “grandkids on-demand”) and the delivery of meals and masks to members during the COVID-19 pandemic, we are able to build trusting, long-term relationships with our seniors.

2) Personalized care: AVA uses comprehensive data and predictive analytics to identify the needs of our members and create personalized experiences in every aspect of how we care for and serve them. We educate and provide timely information to our broader network of independent physicians to optimize health outcomes for our overall member population, and we deploy our internal clinical resources to care for our highest risk, most complex members. To manage our highest risk members, we rely on AVA to enable seamlessly integrated virtual and at-home healthcare delivery by utilizing direct “smart” interactions through the most effective engagement channels. For those of our members who are less vulnerable, we partner with local providers and support them with Alignment’s insights and resources to deliver high-quality, coordinated care. Members also have 24/7 access to a dedicated concierge team that can assist with medical needs, care navigation, transportation and other services that are important to the health of our members.

3) High-quality, low-cost care: The economic model underlying the Medicare Advantage value-based framework enables us to invest in preventative health and wellness activities, which reduce unnecessary medical events that can have lasting, negative consequences for our seniors. If a single nurse visit to a high-risk senior’s home prevents an avoidable hospitalization, then that visit represents a 30 to 1 return-on-investment, based on our internal calculations of the average cost of a nurse visit and hospitalization. Our ability to provide high-quality and low-cost care is critical to our ability to continue to offer a superior product offering and is a defining characteristic of our company relative to our competition.

4) Richest coverage and benefits: We leverage our improved clinical and operating results to proactively invest in more comprehensive coverage and richer benefits for our members, as well as in additional services that support the full spectrum of seniors’ daily healthcare and social needs. A plan offers “richer” benefits to the extent that its benefits design allows for members to incur lower healthcare expenditures, such as co-pays, deductibles and/or monthly premiums, relative to other plans’ offerings. See “Business—Our Results—Richest coverage and benefits” for additional information. While we tailor our various products to meet the individual needs of our diverse consumers, we strive to consistently deliver the Alignment experience and enhanced value proposition across all offerings. Our Medicare Advantage plans were ranked in the top three for benefit richness in 18 out of our 22 markets, based on CMS data available on the Medicare.gov Plan Compare portal.

5) Drives growth: Our next generation platform is designed to drive superior member experiences, differentiated clinical results and strong financial outcomes, which has led to our 40% revenue and 32% Health Plan Membership (as defined below) compound annual growth rate since inception. See “—Our Results” below. As we continue to grow and increase density within existing markets, Alignment’s brand recognition with senior consumers, relationships with the broker community, and ability to influence provider behavior will continue to power our flywheel and drive sustained growth in our current and new markets.

Our Results

In order to achieve our mission of improving healthcare one senior at a time, we’ve developed a business model with a predictable, recurring revenue stream that provides significant visibility into our financial growth trajectory. We generally contract directly with CMS as a licensed Medicare Advantage plan and receive a recurring per member per month (“PMPM”) payment in exchange for bearing the responsibility of our members’ healthcare outcomes and expenditures. These contractual arrangements, combined with the fact that the majority of our net membership growth occurs effective on January 1 of a calendar year after the Annual Enrollment Period (“AEP”), provide a higher degree of visibility to our full year projected revenue early in the calendar year, subject to our ability to model for in-year member growth, as well as revenue PMPM, which in turn depends on member health and mortality trends. From time to time we have also entered into agreements with unaffiliated Medicare Advantage HMOs, under which we receive capitated fees for medical care services. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Components of Results of Operations – Revenues“ and “Critical Accounting Policies – Revenue” for a discussion of our capitation revenue.

We believe that Medicare Advantage is unique in that it allows one entity to influence the entirety of a senior’s healthcare through a single, direct-to-consumer product. Our platform is designed to maximize the benefits of Medicare Advantage, with all stakeholders being rewarded as we improve the clinical outcomes and experience for our consumers. We believe that the outcomes below clearly demonstrate the success of our unique consumer-centric platform by delivering on the promise of our virtuous cycle.

•	Superior Experience and Engagement: our NPS score of 66;

•	Personalized Care: 163 inpatient admissions per thousand (38% better than 2018 Medicare FFS benchmark);

•	High Quality, Low Cost Care: Medical Benefits Ratio (“MBR”) averages of 70-75% for our longest tenured members;[1]

•	Richest Coverage & Benefits: ranked as one of the top three health plans in terms of richness of benefits in 18 of 22 markets based on CMS data; and

•	Drives Growth: generated 40% revenue and 32% Health Plan Membership compound annual growth rate since inception.

Our ability to deliver lower healthcare costs while improving the consumer’s experience is a unique competitive advantage. This differentiation has led to our demonstrated ability to rapidly scale, as evidenced by the expansion of our model to 22 markets across three states covering approximately 81,500 members enrolled in our HMO and PPO contracts as of February 2021, which we refer to as “Health Plan Members”. We believe we have proven that our model is highly predictable and repeatable across different markets and will enable strong growth on a national level as we pursue our vision of becoming the most trusted senior healthcare brand in the country.

For the years ended December 31, 2019 and 2020, we had Health Plan Membership (as defined below) of 49,313 and 68,323, respectively, representing a year-over-year growth rate of approximately 38.5%. For the years ended December 31, 2019 and 2020, our total revenue was $757.0 million and $959.2 million, respectively, representing a year-over-year growth rate of 26.7%. For the years ended December 31, 2019 and 2020, our net loss was $44.7 million and $22.9 million, and our Adjusted EBITDA was a loss of $12.1 million and a gain of $11.9 million, respectively. We anticipate further investments in our business as we expand into new markets and continue to offer additional innovative product offerings and supplementary benefits in order to attract new members. Accordingly, in the near term we expect that as our business grows our costs related to this growth,

1.

Represents members that have been enrolled in our plans for 5+ years for whom we retain at least a majority of claim risk, and excludes the costs of our clinical model investments. For our calculation of MBR, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics.”

such as expanding our operations, hiring additional employees and operating as a public company, also will increase. However, in the longer term we anticipate that these investments will positively impact our business and results.

Our Product Solutions

We deliver our healthcare platform through our Medicare Advantage plan offerings. Our plan offerings reflect CMS’ advocacy for improving seniors’ healthcare experience and addressing social determinants of health, and represent the convergence of quality healthcare, enhanced customer experience and lifestyle-focused features in a direct-to-consumer product. We recognize that no two seniors are alike and strive to meet the needs of a diverse array of consumers. We do this by offering various products that are designed with different populations in mind, all while providing personalized, easy to navigate healthcare with a great consumer experience at a superior value.

Our current product portfolio consists of Medicare Advantage products tailored to take into account factors such as health condition (ranging from plans for healthy members to chronic special needs plans), socioeconomic status (including Medicare and Medicaid dually-eligible special needs products), and ethnicity (including our new Harmony product, featuring benefits associated with Eastern medicine disciplines). Each product is carefully developed to create an offering that will suit the needs of the diverse senior population.

More recently, we have begun to introduce Preferred Provider Organization (“PPO”) offerings in select markets, which we believe will be attractive to those seniors that prefer a more open network design. We have also continued to innovate by launching a unique virtual care plan, which will allow our members to select a virtual provider as their primary care physician, enjoy a rich array of benefits, and still access local, in-person healthcare resources when needed.

We believe that addressing the social determinants of health has a significant impact on the overall health of our seniors. As such, we have expanded our focus beyond traditional medical benefits to design products that provide seniors with a package of benefits and experiences that cover both healthcare and lifestyle needs. In addition to competitive pricing and coverage for primary care providers, specialists, inpatient and emergency room visits, vision, hearing, lab/x-ray services, pharmaceutical coverage and other similar benefits that many Medicare Advantage plans offer, we offer numerous additional features including:

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ACCESS On-Demand Concierge card: We provide our members with an ACCESS On-Demand Concierge “Black Card”, an innovative pre-paid debit card that provides consumers with an Alignment-driven retail experience combined with incentives for engaging in healthy behavior.

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ACCESS On-Demand Concierge care: Our members are provided with 24/7 access to a dedicated concierge team that is available to make appointments, connect members with physicians via phone or video calls, coordinate referrals, schedule transportation, determine benefits and arrange in-home meal delivery.

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Companion care: Certain of our plans include a benefit that connects college students with chronically ill members who need assistance with non-medical services, such as light housekeeping, technology lessons and companionship.

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Transportation partnerships: We have partnered with transportation companies in order to offer ride services to members, providing them with easy access to transportation to and from medical appointments.

•	Fitness membership: We offer coverage for fitness memberships in certain of our plans.

•	Pet care: We offer coverage for pet boarding to chronically ill members in certain markets who have hospital procedures or emergencies and need pet care while they are away.

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Personal Emergency Response System (PERS): In 2021, we introduced our PERS partnership in certain markets, which features a device that allows members who live alone or are at risk of a fall to call for assistance with the push of a button.

While not every plan feature is available to all of our members and certain plan features entail additional costs, we have designed our existing portfolio of products to provide us with the flexibility to meet the distinctive needs of the communities we serve and our diverse membership.

Our Technology: Alignment’s Virtual Application

Our position in the healthcare ecosystem as a Medicare Advantage plan provides us with differentiated access to large amounts of member data. With the benefit of this information, we are better able to effect change and positively impact our members’ healthcare experience. Since our founding, we have recognized that harnessing data and information had to be core tenants of our technology solution and care delivery model. As such, we leveraged our management team’s experience across healthcare and technology to build AVA – our proprietary technology platform designed to provide the best health outcomes and experiences for our members. AVA is a core system that was purpose-built from the ground up with the senior population and their ecosystem in mind. The benefits of AVA apply to our members, as well as everyone in their care ecosystem, including doctors, nurses, caregivers, health plan operational teams and health insurance brokers.

Key aspects of the AVA platform include:

•	Cloud scalability: AVA was built in the secure cloud, leveraging Microsoft Azure, to efficiently scale with massive data sets and reduce the need to maintain significant on-premise systems.

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Unified Data Architecture: AVA ingests data through direct feeds and APIs from over 200 sources, including hospital admissions, medical claims, lab results, electronic medical records, prescriptions, connected devices (e.g., blood pressure monitors, scales, glucose readers), call centers, emergency room visits, “Black Card” purchases, health information exchanges, and health risk assessments (e.g., mental status, social determinants).

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Rules Engine: We apply a scalable rules engine and notification system to codify clinical subject matter expertise, which enables timely interventions and helps determine what actions need to be taken.

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Artificial Intelligence (AI) and Machine learning (ML): We have built predictive models utilizing AI and ML to determine the most likely factors associated with various outcomes across business operations, such as hospital admission risk, member satisfaction, disenrollment risk and various disease propensity scores.

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Workflows: Based on the output of our data models, we are able to orchestrate specific workflows, in real-time, that benefit the member and their ecosystem, including doctors, nurses, caregivers, health plan operational teams and brokers.

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Privacy and security: AVA incorporates high security controls around member data, including running regular vulnerability testing, adhering to application security protocols, and implementing fine grained access controls, ensuring only authorized individuals can access member health data.

Our platform differs from systems operated by both traditional healthcare companies and new market entrants in that it functions as an integrated core system, enabling all aspects of our operations. As we build and continue to optimize AVA, we are focused on what each key stakeholder requires in order to deliver a better experience and richer value proposition to our members:

•	Consumer Experience: AVA offers a digital ecosystem that enables our members and their support system to get the information and care they need, when and how they need it.

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Internal Care Delivery: AVA is vital in our ability to effectively identify and manage our highest risk, most complex members, and to ensure that every intervention opportunity is optimized by the most relevant and effective data available.

•	External Providers: Medical group leaders, doctors and front-line administrative staff are provided comprehensive information to streamline and support the coordination of member care.

•	Health Plan Operations: By leveraging a single source of accurate information, we foster improved cross-functional communication and execution across our key value drivers.

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Growth Operations: By offering streamlined Medicare Advantage plan application submission and management, member management, commission tracking, and a variety of self-service tools, we are able to create greater brand differentiation in the market with our external brokers and our internal sales team to support our growth efforts.

When paired with our operational expertise, we believe AVA is integral to our ability to drive our operations and business outcomes consistently across markets. AVA provides us with the flexibility to adapt our operating models to meet the needs of local communities and providers, while achieving high-quality, low-cost care in each market.

Our Clinical Model

Our clinical model is designed specifically for seniors and is managed across multiple disciplines (medical, social, psychological, pharmaceutical and functional) and sites of care (home, inpatient, outpatient, virtual and others). Given the prevalence of comorbidities within our chronically ill members, coordination across a multi-disciplinary care team is vital to providing a medical and behavioral care plan that drives improved outcomes.

Our care delivery model creates a highly personalized experience that is unique to each member depending on their personal health and circumstances. Our clinical continuum separates seniors into four categories in order to provide optimized care for every stage of a senior’s life: healthy, healthy utilizer, pre-chronic and chronic. We organize members into these categories using insights derived from AVA, which reflects detailed profiles of each members’ individual risks and gaps in care based on our longitudinal and comprehensive data sets.

Proactive, Coordinated Care Management

The majority of Healthy and Healthy Utilizer members’ care needs are managed by our network of local community providers in conjunction with our support and oversight. We utilize continuous communication with our network of independent primary care providers to ensure that our members have access to preventative and ongoing care. We have also established a variety of tools and applications that provide us with insight into how our various providers are performing on key quality and cost metrics. We use this data to create a routine feedback loop with our external providers for the benefit of our broader senior population.

Our pre-chronic and chronic members are typically targeted for engagement through our Care Anywhere program. Care Anywhere is an advanced clinician-driven model of care that is staffed by Alignment-employed physicians, advanced practice clinicians, case managers, social workers and behavioral health coaches to assure execution of cross-functional care plans.

We structure our Care Anywhere program with a focus on prioritizing compassionate and effective care delivery and proactive health management. Key features of the Care Anywhere program include: proactive outreach; 24/7 access; highly detailed personalized care plans; and enhanced coordination of care and social needs. Standardized care programs are targeted to seniors based on their underlying conditions, such as Chronic Heart Failure or Chronic Obstructive Pulmonary Disorder, which are then personally tailored based on each individual’s underlying circumstances. We engage with this high-risk group of seniors based on their preferences for care delivery, which is typically in their homes or through telephonic and video consultations. During the initial months of the COVID-19 pandemic, we were able to rapidly pivot the modality of our clinical care to a virtual setting. In a period of 30 days, we went from approximately 97% of our care delivered in the home to

100% care delivered telephonically and virtually. Since April 2020, approximately 83% of our Care Anywhere engagement has been telephonic or virtual. Our abrupt shift in modality of care exemplifies our adaptability and willingness to prioritize the safety and convenience of our members most in need of care.

We believe the combined capabilities of customized, coordinated care delivery with our health plan capabilities for this vulnerable population uniquely positions us in the marketplace and differentiates us from other healthcare companies. We believe, based on data gathered and analyzed using AVA, that our Care Anywhere program creates several benefits for our high-risk, complex members: improved quality of life, high patient satisfaction, reductions in unnecessary emergency room visits and inpatient care, and lower re-admission rates. This also allows us to establish a more direct relationship with seniors, building member loyalty and brand recognition. Our Care Anywhere program has an NPS score of 76, underscoring the positive impact it has on our most vulnerable members. These improved outcomes translate into financial savings that we can reinvest in our product offerings, which we believe is a significant competitive advantage.

Our Growth Strategy

The key elements of our growth strategy include:

Capitalize on the significant opportunity within our current markets

We currently operate in 22 markets, or counties, across California, North Carolina and Nevada. We have approximately 81,500 Health Plan Members across these markets, representing approximately 3% of the overall market share among seniors that are in a Medicare Advantage plan in these counties; as such, we believe there is tremendous opportunity for growth in our existing geographical footprint. Meanwhile, we believe we have demonstrated an ability to compete with much larger competitors due to the significant value proposition of our product offerings:

•	in our California markets, we were one of the top two Medicare Advantage Organizations in terms of HMO net membership growth between 2016 and 2021;

•	in that time period, approximately 80% of our new members switched to our health plan from competing Medicare Advantage plans; and

•	we have grown to approximately 10-20% market share in our most mature markets, which are San Joaquin and Stanislaus, California.

We believe that we will continue to gain share in our current markets due to our strong track record of providing exceptional care and expanding our network with new contracts, innovative partnerships with a wide array of providers, and offering a best in class member experience.

Expand into new markets

Given our track record of delivering exceptional results and delighting consumers in our existing markets, we recently launched our national expansion strategy guided by our disciplined approach to identifying new markets. We intend to focus on markets with significant senior populations where we expect to able to replicate our model most effectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Performance—Drive Growth and Consistent Outcomes Through New Market Expansion” for additional detail regarding our expansion strategy. In geographically adjacent markets, we have the benefit of leveraging our existing provider relationships and infrastructure to expand more rapidly in a less capital-intensive manner. In entirely new markets, we can reach scale quickly given our highly portable and adaptable AVA technology platform and our wealth of transferable care management expertise. We have identified additional markets for potential expansion in 2022 and beyond to continue to extend our growth runway.

Since our founding in 2013, we have been successful in rural, urban and suburban markets, as well as markets with varying degrees of provider and health system competition and control. Additionally, our markets feature a diverse array of membership profiles across ethnicities, income levels and acuity. For example, in four California markets that differ significantly based on these criteria, our at-risk returning member MBR for the first quarter of 2020 ranged from approximately 75% to 85%. As a result, our model and platform are designed to scale and allow us to provide a predictable and replicable set of outcomes, regardless of the local market considerations.

Partner with providers to accelerate growth and improve operational performance

We intend to grow in new and existing markets by leveraging the flexibility and adaptability of our model to contract with provider partners across a spectrum of risk sharing arrangements. Across our 22 existing markets, we have a wide variety of successful operating and financial arrangements with medical groups, shared risk providers, affiliate providers, providers employed by health systems and community-based, independent primary care physicians. By enabling successful outcomes and offering an appealing value proposition to new provider partners, we are able to grow in new markets and rapidly build out robust provider networks that drive further growth for our platform.

Expand services and product offerings

We see substantial opportunity to continue to build on our existing Medicare Advantage health plan offerings by providing an expanding portfolio of direct-to-consumer products. With the launch of our Medicare Advantage PPO products in 2020, we offer senior members additional choices while still relying on our sophisticated technology platform and member support model to provide proactive care to our members. We will continue to tailor new Medicare Advantage product offerings to meet the distinct needs of our members in the future. We believe we can continue to drive our longer-term growth by insourcing certain product lines over time, such as vision, dental, specialty pharmacy, and others. We believe this “horizontal integration” of various product features can be further coupled with other forms of more “vertical integration”, such as hospice, home health or behavioral health, to directly serve a broader range of our members’ needs. Expanded offerings will continue to provide our healthcare consumers with more integrated services, which enhances their Alignment experience and contributes to improved quality of life and health.

Extending the Alignment model to broader senior populations

We will continue to innovate as regulatory changes expand our opportunities to deliver the Alignment experience across a broader set of members and potentially new markets.

Grow through strategic acquisitions

We continually evaluate potential acquisition targets that would accelerate growth, enhance our care delivery model, and/or allow us to apply the Alignment model across broader populations. We will primarily focus on acquiring healthcare delivery groups in key geographies, standalone and provider-sponsored Medicare Advantage plans and other complementary risk bearing assets. We will also selectively explore additional opportunities that serve to enhance our technology platform and product offerings for our members and partners.

Impact of COVID-19 on Our Operations

The severity, magnitude and duration of the current COVID-19 pandemic is uncertain and rapidly changing. As of the date of this prospectus, the extent to which the COVID-19 pandemic may impact our business, results of operations and financial condition remains uncertain. Furthermore, because of our business model, the full impact of the COVID-19 pandemic may not be fully reflected in our results of operations and overall financial condition until future periods.

The ultimate impact of the COVID-19 pandemic on our business, results of operations and financial condition will depend on certain developments, including: the duration and spread of the outbreak; government responses to the pandemic; its impact on the health and welfare of our members, our employees and their families; its impact on member, industry, or employee events; delays in hiring and onboarding new employees; and effects on our partners and supply chain, some of which are uncertain, difficult to predict, and not within our control. See “Risk Factors – A pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide, including the outbreak of the novel strain of coronavirus disease, COVID-19, could adversely affect our business.”

In response to the COVID-19 pandemic, we took the following actions to ensure the safety of our employees and their families and to address the physical, mental and social health of our members:

•	temporarily closed our corporate offices and enabled most of our corporate work force to work remotely, with certain employees returning on a phased-in basis in the second quarter of 2020;

•	implemented travel restrictions for non-essential business;

•	engaged with our members through virtual Town Hall meetings addressing topics such as the COVID-19 pandemic, fitness at home, staying connected and other social determinants of health;

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temporarily transitioned to a virtual care delivery model, leveraging our video and telehealth capabilities to facilitate virtual clinical visits for our members and conduct programs such as the annual health risk assessments ( the “Jump Start Assessments”) through telephone and video;

•	acquired and deployed significantly greater amounts of personal protective equipment (“PPE”) to ensure the safety of our employees and member-patients; and

•	leveraged our internal and external community resources to deliver food to our at-risk members to address food supply issues or challenges.

Between March 19 and August 20, 2020 we engaged with 54,824 members, representing approximately 76% of our member base, over a series of nine virtual Town Hall meetings. In the meetings we conducted live polls to obtain members’ feedback in response to questions related to COVID-19 as well as to behavioral and lifestyle questions aimed at addressing social determinants of health. We tailored our Town Hall content based on the feedback received, which led to enhanced members satisfaction. In addition, since the start of the COVID-19 pandemic in early 2020, we have delivered over 100,000 facemasks and nearly 30,000 meals to members.

Many of these changes remain in effect and could extend into future quarters. Though significant uncertainty remains as to how COVID-19 will impact our future results and operations, to date we have experienced (i) increased challenges in appropriately documenting members’ underlying conditions, as well as lower RAF scores among new members than we have historically experienced, each of which is expected to have an adverse impact on per-member revenue in 2021 and may also impact future years; (ii) limitations on our ability to engage in outreach to potential new members; (iii) abnormal seasonality to our medical expense, including temporarily low levels of utilization and medical expense as members delay or decide not to seek care, which could result in increased medical expense in the future; (iv) increased hospitalizations related to COVID-19 in the fourth quarter of 2020 which are anticipated to continue into at least the first quarter of 2021; and (v) increased operational expenditures to support remote workforce enablement as well as to engage with and support our members.

Risks Associated with Our Business

There are a number of risks related to our business, this offering and our common stock that you should consider before you decide whether to participate in this offering. You should carefully consider all the information presented in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. Some of the principal risks related to our business include the following:

•	our history of net losses, and our ability to achieve or maintain profitability;

•	the impact of the COVID-19 pandemic on our business;

•	difficulty evaluating our current business and future prospects given our limited operating history;

•	the success of our growth strategy and our ability to achieve expected results;

•	our ability to attract new members;

•	the quality and pricing of our products and services;

•	our ability to maintain high levels of service and member satisfaction;

•	our ability to develop and maintain satisfactory relationship with care providers that provide medical services for our members;

•	our ability to manage our growth effectively;

•	the highly competitive nature of the healthcare industry;

•	risks related to the security of our information management systems and data privacy;

•	risks related to being a government contractor;

•	our ability to obtain, maintain, protect and enforce intellectual property protection for our technology;

•	the protection of our reputation and brand recognition;

•	risks related to regulation, as we operate in a highly regulated industry;

•	the fact that the Lead Sponsors (as defined below) control us, and their interests may conflict with ours or yours; and

•	the other factors set forth under “Risk Factors.”

These and other risks are more fully described in the section entitled “Risk Factors” in this prospectus. If any of these risks actually occurs, our business, financial condition, results of operations, cash flows and prospectus could be materially and adversely affected. As a result, you could lose all or part of your investment in our common stock.

General Corporate Information

Our principal executive offices are located at 1100 W. Town and Country Road, Suite 1600, Orange, California 92868. Our telephone number is 1-844-310-2247. Our website address is  www.alignmenthealthcare.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock. We are a holding company and all of our business operations are conducted through our subsidiaries and affiliated professional medical corporations.

This prospectus includes our trademarks and service marks such as “Alignment Healthcare”, which are protected under applicable intellectual property laws and are the property of us or our subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names.

Stockholders Agreement

Immediately following this offering, funds managed by General Atlantic LLC (“General Atlantic”) will beneficially own approximately 41.9% of our common stock (or approximately 40.5% if the underwriters exercise in full their option to purchase additional shares) and funds managed by Warburg Pincus LLC (“Warburg Pincus” and, together with General Atlantic, the “Lead Sponsors”) will beneficially own approximately 13.6% of our common stock (or approximately 13.2% if the underwriters exercise in full their option to purchase additional shares). In connection with this offering, we will enter into a Stockholders Agreement with the Lead Sponsors that provides (x) General Atlantic the right to designate: (i) four of the nominees for election to our Board for so long as its beneficially owns at least 35% of our common stock then outstanding; (ii) three of the nominees for election to our Board for so long as it beneficially owns less than 35% but at least 25% of our common stock then outstanding; (iii) two of the nominees for election to our Board for so long as it beneficially owns less than 25% but at least 15% of our common stock then outstanding; and (iv) one of the nominees for election to our Board for so long as it beneficially owns less than 15% but at least 5% of our common stock then outstanding and (y) Warburg Pincus the right to designate one of the nominees for election to our Board for so long as Warburg Pincus beneficially owns at least 5% of our common stock then outstanding. In addition, until such time as a Lead Sponsor ceases to beneficially own at least 10% of our common stock then outstanding, such Lead Sponsor will have the right to designate at least one member of each committee of the Board, subject to applicable requirements, and for so long as General Atlantic beneficially owns at least 25% of our common stock then outstanding, we will require the written consent of General Atlantic prior to taking certain actions. The Lead Sponsors may also assign such rights to their affiliates. See “Certain Relationships and Related Party Transactions—Stockholders Agreement” for more details with respect to the Stockholders Agreement.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the date on which we are deemed to be a large accelerated filer (this means the market value of common that is held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year), or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements and executive compensation in this prospectus and expect to elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our shareholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We intend to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards under the JOBS Act until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods permitted under the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with public company effective dates, such election would be irrevocable pursuant to the JOBS Act.

Recent Developments

Discharge of Contingent Obligations

Concurrently with this offering, we have agreed to issue approximately $10.3 million of shares of common stock at the initial public offering price to certain of our third-party business partners, in consideration for the discharge of certain contingent payment obligations under our existing agreements (the “Stock Payment”). Assuming an initial public offering price of $18.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, we anticipate issuing approximately 573,782 shares of common stock in the Stock Payment. Approximately 63% of such shares of common stock will not be subject to any contractual restriction on resale, and approximately 37% of such shares of common stock will be subject to contractual restrictions on resale, with approximately 53,667 shares of common stock being released at the end of each year over a four-year period. Such shares of common stock will also be subject to transfer restrictions under applicable U.S. securities laws. The Stock Payment does not constitute part of this offering, and is subject to (i) the consummation of this offering and (ii) each business partner completing such documentation as we may reasonably require.

IPO Grants

In connection with this offering, we anticipate granting stock options to purchase 11,125,769 shares of our common stock, at an exercise price equal to the initial public offering price, to certain of our employees and 1,583,855 shares of common stock underlying restricted stock units to certain of our employees and directors. See “Executive Compensation—Equity Incentive Compensation—IPO Grants”.

THE OFFERING

Common stock offered by us	21,700,000 shares.
Common stock offered by the selling stockholders	5,500,000 shares.

Option to purchase additional shares	The selling stockholders have granted the underwriters an option to purchase up to 4,080,000 additional shares within 30 days of the closing date of this offering. See “Underwriting”.

Common stock to be outstanding after this offering	187,273,782 shares (assuming an initial public offering price of $18.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus)

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $360.0 million, assuming an initial public offering price of $18.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares in this offering by the selling stockholders, including upon the sale of shares if the underwriters exercise their over-allotment option.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our shareholders. We expect to use the net proceeds of this offering for working capital and general corporate purposes, including continued investments in the growth of our business, and strengthening our balance sheet by potentially repaying debt. See “Use of Proceeds” for additional information.

Directed share program	At our request, the underwriters have reserved up to 1,100,000 shares of common stock, or 4.0% of the shares of common stock to be offered by this prospectus for sale, at the initial public offering price, through a directed share program. Shares purchased through the directed share program will not be subject to a lock-up restriction, except in the case of shares purchased by any of our directors or officers. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals or entities purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed trading symbol	“ALHC”

The number of shares of common stock to be outstanding following this offering is based on 165,573,782 shares of common stock outstanding as of March 17, 2021 on a pro forma basis after giving effect to the Corporate Reorganization and the Stock Payment and assuming an initial public offering price of $18.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and excludes 12,709,624 shares of common stock underlying the IPO Grants (as defined below) and 8,034,820 additional shares of common stock reserved for future issuance under the 2021 Plan (as defined below), which will be adopted in connection with this offering.

Unless otherwise indicated, all information in this prospectus:

•	gives effect to the completion of the Corporate Reorganization, as described under “Corporate Reorganization”;

•	assumes the consummation of the Stock Payment;

•	assumes an initial public offering price of $18.00 per share of common stock, the midpoint of the range set forth on the cover page of this prospectus;

•	does not reflect the issuance of options and RSUs pursuant to the IPO Grants; and

•	assumes no exercise by the underwriters of their option to purchase up to an additional 4,080,000 shares of common stock.

Summary Consolidated Financial Data

The following tables summarize our consolidated financial data. The summary consolidated statement of operations data for the years ended December 31, 2019 and 2020 and the consolidated balance sheet data as of December 31, 2020 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The summary consolidated financial data in this section are not intended to replace the consolidated financial statements and related notes thereto included elsewhere in this prospectus and are qualified in their entirety by the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the summary historical financial data below in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Pricing Sensitivity Analysis” and the financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2019	2020
(dollars in thousands, except unit and per unit amounts)
Revenues:
Earned premiums	$753,973	$955,393
Other	2,988	3,829

Total revenues	756,961	959,222
Expenses:
Medical expenses	661,389	792,992
Selling, general and administrative expenses	110,134	156,398
Depreciation and amortization	14,922	15,095

Total expenses	786,445	964,485

Loss from operations	(29,484)	(5,263)
Other expense:
Interest expense	14,897	16,931
Other expenses	351	732

Total other expenses	15,248	17,663

Loss before income taxes	(44,732)	(22,926)

Provision for income taxes	—	—

Net loss	$(44,732)	$(22,926)

Weighted-Average Number of Membership Units Outstanding – Basic and Diluted	566,200	620,939
Net Loss Per Unit – Basic and Diluted	$(79.00)	$(36.92)
Other financial data:
Adjusted EBITDA(1)	$(12,095)	$11,852

(1)

Adjusted EBITDA is a non-GAAP financial measure that we define as net income (loss) before interest expense, income taxes, depreciation and amortization expense, reorganization and transaction-related expenses and equity-based compensation expense. Adjusted EBITDA is a key measure used by our management and our Board to understand and evaluate our operating performance and trends, to prepare and approve our annual budget and to develop short and long-term operating plans. In particular, we believe that the exclusion of the amounts eliminated in calculating Adjusted EBITDA provides useful measures for period-to-period comparisons of our business. Given our intent to continue to invest in our platform and the scalability of our business in the short to medium-term, we believe Adjusted EBITDA over the long term will be an important indicator of value creation. Adjusted EBITDA should not be considered in isolation of, or as an alternative to, measures prepared in accordance with generally accepted accounting principles (“GAAP”). There are a number of limitations related to the use of Adjusted EBITDA in lieu of net income (loss), which is the most directly comparable financial measure calculated in accordance with GAAP. Our use of the term Adjusted EBITDA may vary from the use of similar terms by other companies in our industry and accordingly may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA is reconciled as follows:

	Year Ended December 31,
	2019	2020
(dollars in thousands)
Net loss	$(44,732)	$(22,926)
Add back:
Interest expense	$14,897	$16,931
Income taxes	—	—
Depreciation and amortization	$16,583	$15,461
Reorganization and transaction-related expenses(1)	$—	$262

EBITDA	$(13,252)	$9,728

Equity-based compensation (incentive units)	$1,157	$2,124

Adjusted EBITDA	$(12,095)	$11,852

(1)	Represents legal, professional, accounting and other advisory fees related to the Corporate Conversion, the Corporate Reorganization and this offering that are considered non-recurring.

	Year Ended December 31,
	2019	2020
As Adjusted Pro Forma Per Share Data(1):
As Adjusted Pro Forma net income (loss) per share:
Basic	$—	$(0.13)
Diluted	$—	$(0.13)
As Adjusted Pro forma weighted-average shares used in computing net income (loss) per share:(2)
Basic	—	174,191,412
Diluted	—	174,191,412

(1)

Unaudited pro forma per share information gives effect to the Corporate Conversion, the Corporate Reorganization, the Stock Payment, our sale of shares of common stock in this offering at an assumed initial public offering price of $18.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us and the application of the net proceeds of this offering as set forth under “Use of Proceeds.” Pursuant to the Corporate Conversion, all of our outstanding equity interests were converted into shares of common stock. This pro forma data is presented for informational purposes only and does not purport to represent what our net income (loss) or net income (loss) per share actually would have been had the offering and use of proceeds therefrom occurred on January 1, 2020 or to project our net income (loss) or net income (loss) per share for any future period.

(2)	Does not include restricted stock that will be outstanding upon completion of this offering.

	December 31, 2020
	Actual	Pro Forma As Adjusted(1)(2)
	(dollars in thousands)
Consolidated Balance Sheet Data:
Cash	$207,311	$567,359
Working capital(3)	$111,224	$471,272
Total assets	$338,502	$698,550
Long-term debt, net of debt issuance costs	$144,168	$144,168
Total members’ equity	$30,611	$390,659

(1)

Reflects our sale of 27,200,000 shares of common stock in this offering at an assumed initial public offering price of $18.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us and the application of the net proceeds of this offering as set forth under “Use of Proceeds.” The Corporate Reorganization has no impact on the line items presented.

(2)

A $1.00 increase or decrease in the assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease each of cash, working capital, total assets and total equity on an as adjusted basis by approximately $20.3 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

(3)	We define working capital as current assets less current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto, before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, financial condition, operating results and prospectus could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose all or part of your investment.

Risk Factors Summary

The following are the principal risks that are applicable to our business and the shares of our common stock. Such risks are discussed in more detail below, and you should read this Risk Factors section in its entirety before deciding whether to participate in this offering.

Risks Related to Our Business

•	We have a history of net losses and may be unable to achieve or maintain profitability.

•	A pandemic or outbreak of an infectious disease, including COVID-19, could adversely affect our business.

•	Our relatively limited operating history makes it difficult to evaluate our current business and future prospects.

•	Our growth strategy may not prove viable and we may not realize expected results.

•	If we are unable to attract new members, our revenue growth will be adversely affected.

•

If we do not design and price our products properly and competitively, cannot develop new products and implement clinical initiatives, lower costs, and appropriately document members’ risk profile, or if our benefits expense estimates are inadequate, our profitability may be materially adversely affected.

•	We may not be successful in maintaining or improving our Star ratings in future years.

•	If we fail to develop and maintain satisfactory relationships with care providers, our business may be adversely affected.

•	If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and member satisfaction or adequately address competitive challenges.

•	The healthcare industry is competitive with few barriers to entry and many plans and providers have a longer operating history and more resources.

•	The loss or renegotiation of certain key contracts with large independent physician associations (“IPAs”) to serve our membership base could negatively impact our results.

•	Security breaches, loss of data and other disruptions could compromise sensitive business or member information, or prevent access to critical information and expose us to liability.

•	Disruptions in our disaster recovery systems or management continuity planning could limit our ability to operate our business effectively and adequately care for our members.

•

As a government contractor, we risk the potential loss of CMS contracts, suspension from the Medicare Advantage program, changes to premiums paid to Medicare Advantage plans, changes to provisions for risk sharing under Medicare Part D and governmental audits and investigations, among others.

•	We may be subject to legal proceedings and litigation, including intellectual property and privacy disputes.

•	Our business may be impacted if the healthcare services industry becomes more cyclical.

•

Any failure by us to manage acquisitions, divestitures and other significant transactions successfully may have a material adverse effect on our results of operations, financial position, and cash flows.

•

If we are not able to maintain, enhance and protect our reputation and brand recognition, including through the maintenance and protection of trademarks, our business and results of operations will be harmed.

•	Our business depends on our ability to effectively invest in, implement improvements to and properly maintain the uninterrupted operation and data integrity of our information technology platform.

•	If we are unable to obtain, maintain, protect and enforce sufficiently broad intellectual property protection, others may commercialize similar technology.

•	Third parties may initiate legal proceedings alleging intellectual property rights violations, the outcome of which would be uncertain and could have a material adverse effect on our business.

•	If we are unable to protect the confidentiality of our trade secrets, know-how and other proprietary and internally developed information, the value of our technology could be adversely affected.

•	Any restrictions on our use of, or ability to license, data, or our failure to license data and integrate third-party technologies, could have a material adverse effect on our business.

•	Our “open source” software use could adversely affect our offering of products and services and subject us to litigation.

•

We depend on our senior management team and other key employees, and the loss of one or more of these employees or an inability to attract and retain other highly skilled employees could harm our business.

•	Our plans are concentrated in three states and we may not be able to establish new geographic presences.

•	Our overall business results may suffer from an economic downturn.

•	Our management team has limited experience managing a public company.

•

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork fostered by our culture and our business may be harmed.

•	Competition for physicians and nurses, shortages of qualified personnel or other factors could increase our labor costs and adversely affect our revenue, profitability and cash flows.

•	Our records may contain inaccurate or unsupportable information regarding risk adjustment scores of members, which could cause misstatements of revenue and subject us to penalties.

•	Inaccurate estimates of incurred but not reported medical expense could adversely affect our results.

•	Negative publicity regarding our industry generally could adversely affect our results of operations or business.

•	Medicare Advantage funding reductions could adversely affect our results of operations.

•	Our clinics, centers, and facilities may be negatively impacted by weather and other factors.

•	If we are unable to offer new and innovative products and services or fail to keep pace with industry advances, technology and needs, our members may terminate memberships.

•	We are a holding company with no operations of our own, and we depend on our subsidiaries for cash.

•	Our ability to obtain funds from certain of our licensed subsidiaries is restricted by state insurance regulations.

Risks Related to Regulation

•	New laws or changes in laws or their application could increase our cost of doing business.

•	We must adapt to changes in the healthcare industry and related regulations or our business may be harmed.

•	Losing the services of the physicians who own our VIEs could jeopardize our contractual arrangements.

•	The contractual arrangements we have with our VIEs is not as secure as direct ownership of such entities.

•	Changes in tax laws may adversely affect us, and the Internal Revenue Service (the “Service”) or a court may disagree with our tax positions.

Risks Related to Our Indebtedness

•	Our existing indebtedness could adversely affect our business and growth prospects.

•	We may not be able to generate sufficient cash flow to service all of our indebtedness.

•	The terms and conditions of our term loan restrict our current and future operations.

•	Our failure to raise additional capital or generate cash flows could reduce our ability to compete successfully.

Risks Related to Our Common Stock and This Offering

•	The Lead Sponsors control us, and their interests may conflict with ours or yours in the future.

•	We are an “emerging growth company” and expect to elect to comply with reduced public company reporting requirements, which could make our common stock less attractive to investors.

•	The requirements of being a public company may strain our resources and distract our management.

•	Provisions of our corporate governance documents could make an acquisition of us more difficult.

•	The exclusive forum provision in our certificate of incorporation may have the effect of discouraging lawsuits against our directors and officers.

General Risk Factors

•	If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution.

•	An active, liquid trading market for our common stock may not develop.

•	Our operating results and stock price may be volatile, and our stock price may drop after this offering.

•	A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future.

•	As we have no current plans to pay regular cash dividends on our common stock following this offering, you may not receive any return on investment unless you sell your common stock.

•

If securities or industry analysts do not publish research about our business, if they adversely change their recommendations or if our results do not meet expectations, our stock price and trading volume could decline.

•	We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock.

•	Future sales of substantial amounts of common stock, or the possibility of such sales, could adversely affect stock price.

Risks Related to Our Business

We have a history of net losses, we anticipate increasing expenses in the future, and we may not be able to achieve or maintain profitability.

We have incurred net losses on an annual basis since our inception, including a net loss of $44.7 million and $22.9 million for the years ended December 31, 2019 and December 31, 2020, respectively. We expect our aggregate costs will increase substantially in the foreseeable future as we expect to invest heavily in increasing our member base, expanding our operations, hiring additional employees and operating as a public company. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. To date, we have financed our operations principally from the sale of our equity, revenue from the CMS and the incurrence of indebtedness. We may not generate positive cash flow from operations or profitability in the future, and our limited operating history may make it difficult for you to evaluate our current business and our future prospects.

We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increasing expenses as we continue to grow our business. We expect our operating expenses to increase significantly over the next several years as we continue to increase our product and service offerings, hire additional personnel, expand our operations and infrastructure, and continue to expand to reach more senior consumers. In addition to the expected costs to grow our business, we also expect to incur additional legal, accounting and other expenses as a newly public company. These investments may be more costly than we expect, and if we do not achieve the benefits anticipated from these investments, or if the realization of these benefits is delayed, they may not result in increased revenue or growth in our business. If our growth rate were to decline significantly or become negative, it could adversely affect our financial condition and results of operations. If we are not able to maintain positive cash flow in the long term, we may require additional financing, which may not be available on favorable terms or at all and/or which would be dilutive to our stockholders. If we are unable to successfully address these risks and challenges as we encounter them, our business, results of operations and financial condition would be adversely affected. Our failure to achieve or maintain profitability could negatively impact the value of our common stock.

A pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide, including the outbreak of the novel strain of coronavirus disease, COVID-19, could adversely affect our business.

If a pandemic, epidemic or outbreak of an infectious disease occurs in the United States or worldwide, our business may be adversely affected. The severity, magnitude and duration of the current COVID-19 pandemic is uncertain and rapidly changing. As of the date of this prospectus, the extent to which the COVID-19 pandemic may impact our business, results of operations and financial condition remains uncertain. Furthermore, because of our business model, the full impact of the COVID-19 pandemic may not be fully reflected in our results of operations and overall financial condition until future periods.

Adverse market conditions resulting from the spread of COVID-19 could materially adversely affect our business and the value of our common stock. Numerous state and local jurisdictions, including all markets where we operate, previously imposed, and others in the future may impose, “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. Such orders or restrictions resulted in largely remote operations at our facilities, work stoppages or slowdowns among some clinical service providers, vendors and suppliers, travel restrictions and cancellation of events and restricted the ability of our members to obtain in-person medical care, among other effects, thereby adversely impacting our operations.

Other disruptions or potential disruptions include restrictions on the ability of our personnel to travel, delays in actions of regulatory bodies; diversion of or limitations on employee resources that would otherwise be focused on the operations of our business, including because of sickness of employees or their families or the desire of employees to avoid contact with groups of people; business adjustments or disruptions of certain third parties; and additional government requirements or other incremental mitigation efforts. The extent to which the COVID-19 pandemic impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity and spread of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. In addition, the COVID-19 virus disproportionately impacts our member base of seniors, especially those with chronic illnesses.

It is not currently possible to reliably project the direct impact of COVID-19 on our operating revenues and expenses. Key factors include the duration and extent of the outbreak in the markets in which we operate as well as societal and governmental responses. Members may continue to be reluctant to seek necessary care given the risks of the COVID-19 pandemic. This could have the effect of deferring healthcare expenses that we will need to incur to later periods and may also affect the longer-term health of members who defer treatment, which may cause our costs to increase in the future. In the fourth quarter of 2020 and first quarter of 2021, we have experienced an increase in member hospitalizations due to COVID-19. Further, as a result of the COVID-19 pandemic, we may experience slowed growth or a decline in our ability to market to potential members. We also may experience increased internal and third-party medical costs as we provide care, benefits and treatment coverage for members suffering from COVID-19. Further, we may face increased competition due to changes to our competitors’ products and services, including modifications to their terms, conditions, and pricing that could materially adversely impact our business, results of operations, and overall financial condition in future periods.

In response to the COVID-19 pandemic, we temporarily closed our corporate offices, and enabled most of our corporate work force to work remotely. We also reduced staff at our clinics to minimize potential exposure to COVID-19. We have also implemented travel restrictions for non-essential business. If the COVID-19 pandemic worsens, especially in regions where we operate, our business activities originating from affected areas could be adversely affected. Disruptive activities could include business closures in impacted areas, further restrictions on our employees’ and service providers’ ability to travel, impacts to productivity if our employees or their family members experience health issues, and potential delays in hiring and onboarding of new employees. We may take further actions that alter our business operations as may be required by local, state, or federal authorities or that we determine are in the best interests of our employees. Such measures could negatively affect our sales and marketing efforts, sales cycles, employee productivity, or member retention, any of which could harm our financial condition and business operations.

Due to the COVID-19 pandemic, we and the providers in our networks have experienced increased challenges in documenting the health conditions of our members as completely or effectively as in the past. Medicare makes capitation payments using a “risk adjustment model,” which compensates plans based on the health status (acuity) of each individual member. Payors with higher acuity members receive more, and those with lower acuity members receive less, and we have corresponding arrangements with certain healthcare providers. Medicare requires that a patient’s health issues be documented annually regardless of the permanence of the underlying causes. Historically, this documentation was required to be completed during an in-person visit with a patient. As part of the Coronavirus Aid, Relief and Economic Security Act, or CARES Act, Medicare is allowing documentation for conditions identified during video visits with patients. However, given the disruption caused by COVID-19, it is unclear whether we and the providers in our networks will be able to document the health conditions of our members as comprehensively as we did prior to the pandemic, which may adversely impact our revenue in future periods. Such challenges, together with lower RAF scores among new members due to COVID-19, are expected to have an adverse impact on per-member revenue in 2021 and may also impact future years.

The COVID-19 pandemic could also cause our third-party data center hosting facilities and cloud computing platform providers, which are critical to our infrastructure, to shut down their business, experience security incidents that impact our business, delay or disrupt performance or delivery of services, or experience interference with the supply chain of hardware required by their systems and services, any of which could materially adversely affect our business. Further, the COVID-19 pandemic has resulted in our employees and those of many of the care providers in our networks working from home and conducting work via the internet, and if the network and infrastructure of internet providers becomes overburdened by increased usage or is otherwise unreliable or unavailable, our employees’, and our external healthcare providers’ employees’, access to the internet to conduct business could be negatively impacted. Limitations on access or disruptions to services provided by some of the external care providers upon which our platform and business operations rely could interrupt our ability to provide our platform, decrease the productivity of our workforce and provider networks, and significantly harm our business operations, financial condition, and results of operations.

Our core operating technology platform, AVA, and the other systems or networks used in our business may experience an increase in attempted cyber-attacks, targeted intrusion, ransomware and phishing campaigns seeking to take advantage of shifts to employees and healthcare providers working remotely using their household or personal internet networks and to leverage fears promulgated by the COVID-19 pandemic. The success of any of these unauthorized attempts could substantially impact our platform, the proprietary and other confidential data contained therein or otherwise stored or processed in our operations, and ultimately our business. Any actual or perceived security incident also may cause us to incur increased expenses to improve our security controls and to remediate security vulnerabilities.

The extent and continued impact of the COVID-19 pandemic on our business will depend on certain developments, including: the duration and spread of the outbreak; government responses to the pandemic; the impact on our members and our sales cycles; and the effect on our partners and our and their supply chains, all of which are uncertain and cannot be predicted. Because of our business model, the full impact of the COVID-19 pandemic may not be fully reflected in our results of operations and overall financial condition until future periods.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, including but not limited to those relating to cyber-attacks and security vulnerabilities, interruptions or delays due to third-parties, or our ability to raise additional capital or generate sufficient cash flows necessary to fulfill our obligations under our existing indebtedness or to expand our operations.

Our relatively limited operating history makes it difficult to evaluate our current business and future prospects and increases the risk of your investment.

Our relatively limited operating history makes it difficult to evaluate our current business and prospectus and plan for our future growth. We were founded in 2013, with most of our growth occurring in recent years. We have encountered and will continue to encounter significant risks and uncertainties frequently experienced by new and growing companies in rapidly changing industries, such as determining appropriate investments for our limited resources, scaling our model and technology platform, attracting and retaining members, hiring, integrating, training and retaining skilled personnel, identifying and reaching agreements with reliable healthcare service providers, competing against more established competitors, unforeseen expenses and challenges in forecasting accuracy. Although we have successfully expanded our footprint outside of California and intend to continue to expand into new markets, new plans we provide or new markets we enter may not prove successful. If we are unable to increase our member enrollment, scale our platform, maintain a low cost structure, identify and reach reliable healthcare service providers, successfully manage our third-party medical costs or successfully expand the range of services and benefits we offer to members, our revenue and our ability to achieve and sustain profitability would be impaired. Additional risks include our ability to effectively manage growth, process, store, protect and use personal data in compliance with governmental regulation, contractual obligations and other legal obligations related to privacy and security and manage our obligations as a healthcare plan. If our assumptions regarding these and other similar risks and uncertainties, which we use to plan our business, are incorrect or change as we gain more experience operating our business or due to changes in our industry, or if we do not address these challenges successfully, our operating and financial results could differ materially from our expectations and our business could suffer.

We expect to continue to increase our headcount and to hire, train and manage additional qualified medical, information technology, operations and marketing staff, and improve and maintain our technology and information systems to properly manage our growth. If our new hires perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be adversely affected.

Our growth strategy may not prove viable and we may not realize expected results.

Our business strategy is to grow rapidly by expanding our service offerings to provide an expansive array of non-traditional benefits to our members, and continuing to build out and attract network relationships in our existing markets. We also intend to expand into new markets, leveraging our AVA technology platform that has been designed to scale and allow us to provide a predictable and replicable member experience across new markets. Our strategy hinges on our ability to satisfy our members in our existing markets, submit successful bids to CMS in new markets, attract new members, form alliances with primary care providers, and hire physicians, nurses and other medical support staff for our in-house care delivery programs. We also seek growth opportunities through strategic acquisitions and vertical integration. We cannot guarantee that we will be successful in pursuing our growth strategy. If we fail to evaluate and execute new business opportunities properly, we may not achieve anticipated benefits and may incur increased costs.

Our growth strategy involves a number of risks and uncertainties, including that:

•

we may not be able to successfully enter into contracts with local providers on terms favorable to us or at all. In addition, we compete for provider relationships with many other healthcare plans, some of whom may have greater resources than we do. This competition may intensify due to the ongoing consolidation in the healthcare industry, which may increase our costs to pursue such opportunities;

•

we may not be able to maintain and improve the satisfaction levels of our members, which could lead to decreased ratings for some of our plans in the Five Star Quality Rating System and consequently to loss of the economic incentives associated with high Star ratings, which could negatively impact our revenues;

•

we may not be able to enroll or retain a sufficient number of new members to execute our growth strategy, and we may incur substantial costs to enroll new members but may be unable to enroll a sufficient number of new members to offset those costs;

•

we may not be able to hire or otherwise engage sufficient numbers of physicians and other staff and may fail to integrate our employees, particularly our medical personnel, into our in-house care model;

•	when expanding our business into new states, we may be required to comply with laws and regulations that may differ from states in which we currently operate; and

•

depending upon the nature of the local market, we may not be able to implement our business model in every local market that we enter, which could negatively impact our revenues and financial condition.

We may not be able to successfully capitalize on growth opportunities, which may negatively impact our business model, revenues, results of operations and financial condition.

If we are unable to attract new members, our revenue growth will be adversely affected.

To increase our revenue, our business strategy is to expand the number of members under our plans in the markets in which we currently operate and in the new markets that we intend to enter. In order to support such growth, we must continue to enroll and retain a sufficient number of new members. We are focused on the Medicare-eligible population and face competition from other plans in the enrollment of Medicare-eligible potential members. If we are unable to obtain CMS contracts in new markets and convince the Medicare-eligible population of the benefits of our plans, or if potential or existing members prefer a plan offered by one of our competitors, we may not be able to effectively implement our growth strategy, which depends on our ability to grow organically and attract new members. In addition, our growth strategy is dependent on members electing to move from fee-for-service to Medicare Advantage, or electing to move from their current Medicare Advantage plan, and selecting us as their Medicare Advantage plan. Plan enrollment selections for Medicare Advantage are made during an annual enrollment period from October into December of each year; therefore, our ability to grow our member population is dependent in part on our ability to successfully enroll members during the annual enrollment period and to convince such individuals not to subsequently change that election. Our inability to enroll new members and retain existing members would harm our ability to execute our growth strategy and may have a material adverse effect on our business operations and financial position.

If we do not design and price our products properly and competitively, if we are unable to develop new products and implement clinical initiatives to provide a better healthcare experience for our members, lower costs, and appropriately document the risk profile of our members, or if our estimates of benefits expense are inadequate, our profitability may be materially adversely affected.

We use a substantial portion of our revenues to pay the costs of healthcare services delivered to our members by third party providers. These costs include claims payments, capitation payments to providers (predetermined amounts paid to cover services), and various other costs incurred to provide health insurance coverage to our members. These costs also include estimates of future payments to hospitals and others for medical care provided to our members. Generally, premiums in the healthcare business are fixed for one-year periods. Accordingly, costs we incur in excess of our benefit cost projections generally are not recovered in the contract year through higher premiums. We estimate the costs of our future benefit claims and other expenses using actuarial methods and assumptions based upon claim payment patterns, medical inflation, historical developments, including claim inventory levels and claim receipt patterns, and other relevant factors. We also record benefits payable for future payments. We continually review estimates of future payments relating to benefit claims costs for services incurred in the current and prior periods and make necessary adjustments to our reserves, including premium deficiency reserves where appropriate. However, these estimates involve extensive judgment, and have considerable inherent variability that is sensitive to claim payment patterns and medical cost trends. Many factors may and often do cause actual healthcare costs to exceed what was estimated and used to set our premiums. These factors may include:

•	increased use of medical facilities and services;

•	increased cost of such services;

•	increased use or cost of prescription drugs, including specialty prescription drugs;

•	the introduction of new or costly treatments, including new technologies;

•	our membership mix;

•	variances in actual versus estimated levels of cost associated with new products, benefits or lines of business, product changes or benefit level changes;

•	changes in the demographic characteristics of an account or market;

•	changes or reductions of our utilization management functions such as preauthorization of services, concurrent review or requirements for physician referrals;

•	catastrophes, including acts of terrorism, public health epidemics, or severe weather (e.g. hurricanes and earthquakes);

•	medical cost inflation; and

•	government mandated benefits, member eligibility criteria, or other legislative, judicial, or regulatory changes.

Key to our operational strategy is the implementation of clinical initiatives that we believe provide a better healthcare experience for our members, lower the cost of healthcare services delivered to our members, and appropriately document the risk profile of our members. Our profitability and competitiveness depend in large part on our ability to leverage our technology platform, AVA, to optimize and appropriately manage healthcare costs by, among other things, proactively managing member care.

Increases or decreases in staff and provider-related expenses, any costs associated with exiting products, additional investment in new products and in the expansion of clinical and technological capabilities as part of our integrated care delivery model, investments in health and well-being product offerings, acquisitions, new taxes and assessments, and implementation of regulatory requirements may increase our operating expenses. Any failure to adequately price our products or estimate sufficient benefits payable or effectively manage our operating expenses may result in a material adverse effect on our results of operations, financial position, and cash flows.

Premium increases, introduction of new product designs, and our relationships with our providers in various markets, among other issues, could also affect our membership levels. Other actions that could affect membership levels include our possible exit from or entrance into markets, or the termination of a large contract.

If we do not compete effectively in our markets, if we set rates too high or too low in highly competitive markets to keep or increase our market share, if membership does not increase as we expect, if membership declines, or if we lose membership with favorable medical cost experience while retaining or increasing membership with unfavorable medical cost experience, our results of operations, financial position, and cash flows may be materially adversely affected.

We may not be successful in maintaining or improving our Star ratings in future years, which may have a direct and substantial adverse impact on our revenue.

CMS measures the customer satisfaction levels of Medicare beneficiaries and Medicare beneficiaries’ experience with their health plans through a Five Star Quality Rating System. The achievement of Star ratings of 4-Star or higher qualifies Medicare Advantage plans for premium bonuses. The overall Star rating of our plans is 4.0 for the 2021 rating year / 2022 payment year. Our plans’ operating results may be significantly affected by their Star ratings. Given that there are multiple providers that serve our plans, we may have limited ability to influence the overall quality rating of our plans, and despite our operational efforts to improve our Star ratings, we may not be successful in maintaining or improving our Star ratings in future years. Also, changes implemented by CMS with respect to the Five Star Quality Rating System have, in the past, and could, in the future, negatively impact our Star ratings. For example, in 2020, unanticipated changes to the Star rating calculation methodology implemented by CMS in response to the COVID-19 pandemic resulted in a reduction in our Star rating that we believe may have been avoided had COVID-19 and CMS’s policy changes not occurred. Due to the impact of the COVID-19 pandemic, CMS elected not to accept certain Star rating data inputs for the 2019 dates-of-service measurement period, which inputs were used to determine the 2021 rating year / 2022 payment year Star ratings. Partial 2018 and partial 2019 measurement performance data was ultimately used by CMS. The hybrid measurement approach relying on performance data across two calendar years had a negative impact on the calculation of our Star ratings. In addition, audits of our performance for past or future periods may result in downgrades to our Star ratings. Accordingly, our plans may not be eligible for full level quality bonuses, which could adversely affect the benefits we can offer, reduce membership and/or reduce profit margins. Also, CMS has terminated plans that have had a rating of less than three Stars for three consecutive years, whereas Medicare Advantage plans with five Stars are permitted to conduct enrollment throughout almost the entire year. Because low quality ratings can potentially lead to the termination of one or more of our plans, we may not be able to prevent the potential termination of a plan or a shift of members to other plans based upon quality issues which could, in turn, have a material adverse effect on our business, results of operations, financial condition and cash flows.

If we fail to develop and maintain satisfactory relationships with care providers that service our members, our business may be adversely affected.

We contract with a variety of physicians, nurses, hospitals, clinics and other third-party providers to deliver healthcare and related services to our members. Our plans encourage or require our customers to use these contracted providers. A key component of our integrated care delivery strategy is to increase the number of providers who share medical cost risk with us or have financial incentives to deliver high quality medical services in a cost-effective manner.

In any particular market, providers could refuse to contract with us, demand higher payments, or take other actions that could result in higher healthcare costs for us, less desirable outcomes for members or difficulty meeting regulatory or accreditation requirements. In some markets, certain providers, particularly hospitals, physician specialty groups, physician/hospital organizations, or multi-specialty physician groups, may have significant market positions and negotiating power. In addition, physician or practice management companies, which aggregate physician practices for administrative efficiency and marketing leverage, may compete with us in certain circumstances. If these providers refuse to contract with us, use their market position to negotiate unfavorable contracts with us or place us at a competitive disadvantage, or do not enter into contracts with us that encourage the delivery of quality medical services in a cost-effective manner, our ability to market products or to be profitable in those areas may be adversely affected.

In some situations, we have capitation contracts with individual or groups of primary care providers and specialists for an actuarially determined, fixed fee per month to provide a basket of required medical services to our members. The inability of providers to properly manage costs under these capitation arrangements could result in the financial instability of these providers and the termination of their relationship with us. In addition, payment or other disputes between a primary care provider and specialists with whom the primary care provider contracts could result in a disruption in the provision of services to our members or a reduction in the services available to our members. The financial instability or failure of a primary care provider to pay other providers for whom they have taken professional risk for services rendered could lead those other providers to demand payment from us even though we have made our regular fixed payments to the primary care provider. Providers with whom we contract may not properly manage the costs of services, maintain financial solvency or avoid disputes with other providers. Any of these events may have a material adverse effect on the provision of services to our members and our results of operations, financial position, and cash flows.

If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and member satisfaction or adequately address competitive challenges.

We have experienced, and may continue to experience, rapid growth and organizational change, which has placed, and may continue to place, significant demands on our management and our operational and financial resources. Additionally, our organizational structure may become more complex as we improve our operational, financial and management controls, as well as our reporting systems and procedures. We may require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas. We must rapidly scale our technology platform, effectively increase our headcount and expand our provider networks, and we must continue to effectively train and manage our employees and partners. We will be unable to manage our business effectively if we are unable to alleviate the strain on resources caused by growth in a timely and successful manner. If we fail to effectively manage our anticipated growth and change, the quality of our services may suffer, which could negatively affect our brand and reputation and harm our ability to attract and retain members and employees.

In addition, as we expand our business, it is important that we continue to maintain a high level of member service and satisfaction. As our member base continues to grow, we will need to expand our product and service offerings and our network of partners to provide personalized member service. If we are not able to continue to provide high quality products, benefits and medical care with high levels of member satisfaction, our reputation, as well as our business, results of operations and financial condition could be adversely affected.

The healthcare industry is highly competitive. There are many other healthcare plans and healthcare service providers, many of which have a longer operating history and substantially more resources, and there are few barriers to entry in the healthcare industry. This competition may have a material adverse effect on our business operations and financial position.

We compete directly with national, regional and local Medicare Advantage healthcare plans for members and healthcare providers. There are many other companies and individuals currently providing health insurance coverage and healthcare services, many of which have been in business longer and/or have substantially more resources. Other companies could enter the healthcare industry in the future and divert some or all of our business. Our ability to compete successfully varies from location to location and depends on a number of factors, including the number of competing plans in the local market and the types of services available at local clinical facilities, our local reputation for providing quality care to members, the commitment and expertise of the providers in our network and our in-house medical staff, our local service offerings and community programs and the cost of care in each locality. If we are unable to attract members, our revenue and profitability will be adversely affected. Some of our competitors may have greater recognition and may be more established in their respective communities than we are, and may have greater financial and other resources than we have. Competing Medicare Advantage plans may also offer different programs or services than we do, which, combined with the foregoing factors, may result in our competitors being more attractive to our current members or potential members. While health plans compete on the basis of many factors, including service and the quality and depth of provider networks, we expect that price will continue to be a significant basis of competition. Furthermore, while we budget for improvements in our products and services to keep them competitive in their respective markets, to the extent that competitive forces cause related expenditures to increase in the future, our financial condition may be negatively affected. In addition, in certain instances our relationships with providers are not exclusive and our competitors have established or could seek to establish relationships with such providers to serve their members. Additionally, as we expand into new geographies, we may encounter competitors with stronger relationships or recognition in the community in such new geography, which could give those competitors an advantage in obtaining new members, which may have a material adverse effect on our business operations and financial position.

We have entered into certain key contracts with large IPAs to serve our membership base. The loss or renegotiation of any of these contracts could negatively impact our results.

Our provider network includes key contracts with certain large IPAs which are critical to serving our membership base. Although we typically seek to enter into contracts with IPAs spanning three or more years, after a specified period, certain of these contracts, including existing contracts with some of our largest IPA partners, may terminate by their own terms or through notice of non-renewal. In the ordinary course of business, including in connection with renewals or extensions of these agreements, we engage in active discussions and renegotiations with IPAs in respect of the solutions we provide and the terms of our agreements. The loss of any of our largest IPA partnerships or the renegotiation of any of these contracts could adversely affect our results of operations.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or our members, or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we collect, store, process, transfer, disclose and otherwise use sensitive data, including protected health information (“PHI”), and other types of personal data or personally identifiable information (“PII”) relating to our employees, members and others. We also process and store, and use third-party service providers to process and store, substantial amounts of sensitive information, including intellectual property, confidential information and other proprietary business information. We manage and maintain such sensitive data and information utilizing a combination of on-site systems, managed data center systems and cloud-based computing center systems.

We are highly dependent on information technology networks and systems, including the internet, to securely process, transmit and store this sensitive data and information. Security breaches of this infrastructure, including physical or electronic break-ins, computer viruses, attacks by hackers and other malicious actors and similar breaches, and employee or contractor error, negligence or malfeasance, can create system disruptions, shutdowns or unauthorized disclosure or modifications of such sensitive data or information, causing PHI or other PII to be accessed or acquired without authorization or to become publicly available. We utilize third-party service providers for important aspects of the collection, storage, processing and transmission of employee, user and member information, and other confidential and sensitive information, and therefore rely on third parties to manage functions that have material cybersecurity risks. Because of the sensitivity of the PHI, other PII and other sensitive information we and our service providers collect, store, transmit, and otherwise process and use, the security of our technology platform and other aspects of our services, including those provided or facilitated by our third-party service providers, are important to our operations and business strategy. Measures taken to protect our systems, those of our contractors or third-party service providers, or the PHI, other PII, or other sensitive information we or contractors or third-party service providers process or maintain, may not adequately protect us from the risks associated with the collection, storage, processing and transmission of such sensitive data and information. We may be required to expend significant capital and other resources to protect against security breaches or to alleviate problems caused by security breaches. Because cyber-attacks are becoming more sophisticated and frequent and the techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not identified until they are launched against a target, despite the implementation of security measures we or our third-party service providers may be unable to anticipate these techniques or to implement adequate protective measures.

A security breach or privacy violation that leads to disclosure or unauthorized use or modification of, or that prevents access to or otherwise impacts the confidentiality, security, or integrity of, member information, including PHI or other PII, or other sensitive information we or our contractors or third-party service providers maintain or otherwise process, could harm our reputation, compel us to comply with breach notification laws, cause us to incur significant costs for remediation, fines, penalties, notification to individuals and for measures intended to repair or replace systems or technology and to prevent future occurrences, potential increases in insurance premiums, and require us to verify the accuracy of database contents, resulting in increased costs or loss of revenue. If we are unable to prevent or mitigate such security breaches or privacy violations or implement satisfactory remedial measures, or if it is perceived that we have been unable to do so, our operations could be disrupted, we may be unable to provide access to our systems, and we could suffer a loss of members, and we may as a result suffer loss of reputation, adverse impacts on member and investor confidence, financial loss, governmental investigations or other actions, regulatory or contractual penalties, and other claims and liabilities. In addition, security breaches and other inappropriate access to, or acquisition or processing of, information can be difficult to detect, and any delay in identifying such incidents or in providing any notification of such incidents may lead to increased harm.

Any such breach or interruption of our systems or those of any of our third-party service providers could compromise our networks or data security processes and sensitive information could be made inaccessible or could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such interruption in access, improper access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws and regulations that protect the privacy of member information or other personal information, such as the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (the “HITECH Act”), and their implementing regulations (collectively known as “HIPAA”), and regulatory penalties. Any such breach could also result in the compromise of our trade secrets and other proprietary information, which could adversely affect our business and competitive position. While we maintain insurance covering certain security and privacy damages and claim expenses, we may not carry insurance or maintain coverage sufficient to compensate for all liability and in any event, insurance coverage would not address the reputational damage that could result from a security incident.

Our service offering is driven by AVA allowing us to access and analyze comprehensive member data quickly, generating insights and alerts using such data and making recommendations to members and practitioners. A data breach could result in incorrect or delayed medical recommendations and prescriptions, missed alerts and missed opportunities to intervene for our members on a timely basis. Unauthorized access, loss or dissemination could also disrupt our operations, including our ability to perform our services, access member health information, collect, process, and prepare company financial information, provide information about our current and future services and engage in other member and clinician education and outreach efforts. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Disruptions in our disaster recovery systems or management continuity planning could limit our ability to operate our business effectively and adequately care for our members.

Our information technology systems facilitate our ability to conduct our business. We rely on our core operating technology platform, AVA, to aggregate, organize and monitor health data, and to generate insights and recommendations to the care providers who serve our members. The functioning of our technology platform is critical to our ability to adequately care for our members and drive health outcomes. While we have disaster recovery systems and business continuity plans in place, any disruptions in our disaster recovery systems or the failure of these systems to operate as expected could, depending on the magnitude of the problem, adversely affect our operating results and the health of our members by limiting our capacity to effectively monitor and control our operations. Despite our implementation of a variety of security measures, our information technology systems could be subject to physical or electronic break-ins or disruptions from unauthorized tampering, fires, power loss, telecommunication failures or any weather-related disruptions where our headquarters is located or at locations that host portions of our technology platform. In addition, in the event that a significant number of our management personnel were unavailable in the event of a disaster, our ability to effectively conduct business and adequately care for our members could be adversely affected.

As a government contractor, we are exposed to risks that may materially adversely affect our business, including the potential loss of CMS contracts, potential suspension from participating in the Medicare Advantage program, changes to the risk-adjustment model used to determine the premiums paid to Medicare Advantage plans, changes to provisions for risk sharing under Medicare Part D and risks related to governmental audits and investigations, among others.

A significant portion of our revenue relates, directly or indirectly, to the Medicare Advantage program, which accounted for substantially all of our total revenue for the year ended December 31, 2020. Medicare Advantage programs involve various risks, as described further below.

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At December 31, 2020, under our contracts with CMS, we provided health insurance coverage to approximately 68,323 individual Medicare Advantage members. The loss of these and other CMS contracts or significant changes in the Medicare program as a result of legislative or regulatory action, including reductions in premium payments to us or increases in mandated member benefits or changes to member eligibility criteria without corresponding increases in premium payments to us, may have a material adverse effect on our results of operations, financial position and cash flows.

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There is a possibility of temporary or permanent suspension from participating in the Medicare Advantage program if we are convicted of fraud or other criminal conduct in the performance of a Medicare Advantage program or if there is an adverse decision against us under the federal False Claims Act. As a government contractor, we may be subject to qui tam litigation brought by individuals who seek to sue on behalf of the government, alleging that the government contractor submitted false claims to the government. Litigation of this nature is filed under seal to allow the government an opportunity to investigate and to decide if it wishes to intervene and assume control of the litigation. If the government does not intervene, the lawsuit is unsealed, and the individual may continue to prosecute the action on his or her own.

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CMS uses a risk-adjustment model which adjusts premiums paid to Medicare Advantage plans according to the health status of covered members. The risk-adjustment model, which CMS implemented pursuant to the Balanced Budget Act of 1997 (BBA) and the Benefits Improvement and Protection Act of 2000 (BIPA), generally pays more where a plan’s membership has higher expected costs. Under this model, rates paid to Medicare Advantage plans are based on actuarially determined bids, which include a process whereby our prospective payments are based on our estimated cost of providing standard Medicare-covered benefits to an enrollee with a “national average risk profile.” That baseline payment amount is adjusted to reflect the health status of our enrolled membership. Under the risk-adjustment methodology, all Medicare Advantage plans must collect and submit the necessary diagnosis code information from hospital inpatient, hospital outpatient, and physician providers to CMS within prescribed deadlines. The CMS risk-adjustment model uses the diagnosis data to calculate the risk-adjusted premium payment to Medicare Advantage plans, which CMS adjusts for coding pattern differences between the health plans and the government fee-for-service program. In certain cases we rely on providers, including certain providers in our network who are our employees, to code their claim submissions with appropriate diagnoses, which we send to CMS as the basis for our payment received from CMS under the actuarial risk-adjustment model. We also rely on these providers to document appropriately all medical data, including the diagnosis data submitted with claims, and we rely on our technology platform to aggregate, organize, interpret and report such data. In addition, we conduct medical record reviews as part of our data and payment accuracy compliance efforts, to more accurately reflect diagnosis conditions under the risk adjustment model. These compliance efforts include the internal contract level audits described in more detail below, as well as ordinary course reviews of our internal business processes.

CMS is phasing-in a change in the process of calculating risk scores from the use of diagnoses data from the Risk Adjustment Processing System, or RAPS, to diagnoses data from the Encounter Data System, or EDS. The RAPS process requires Medicare Advantage plans to apply a filter logic based on CMS guidelines and only submit diagnoses that satisfy those guidelines. For submissions through EDS, CMS requires Medicare Advantage plans to submit all the encounter data and CMS will apply the risk adjustment filtering logic to determine the risk scores. For 2019, 25% of the risk score was calculated from claims data submitted through EDS. CMS increased that percentage to 50% in 2020, 75% in 2021, and will increase that percentage to 100% in 2022. We will need to adjust our platform to take these changes into account. The phase-in from RAPS to EDS could result in different risk scores from each dataset as a result of plan processing issues, CMS processing issues, or filtering logic differences between RAPS and EDS, and could have a material adverse effect on our results of operations, financial position, or cash flows.

CMS and the Office of the Inspector General of Health and Human Services, or HHS-OIG, are continuing to perform audits of various companies’ selected Medicare Advantage contracts related to this risk adjustment diagnosis data. We refer to these audits as Risk-Adjustment Data Validation Audits, or RADV audits. RADV audits review medical records in an attempt to validate provider medical record documentation and coding practices which influence the calculation of premium payments to Medicare Advantage plans.

In 2012, CMS released a “Notice of Final Payment Error Calculation Methodology for Part C Medicare Advantage Risk Adjustment Data Validation (RADV) Contract-Level Audits.” The payment error calculation methodology provided that, in calculating the economic impact of audit results for a Medicare Advantage contract, if any, the results of the RADV audit sample would be extrapolated to the entire Medicare Advantage contract after a comparison of the audit results to a similar audit of the government’s traditional fee-for-service (“FFS”) Medicare program. We refer to the process of accounting for errors in fee-for-service claims as the “FFS Adjuster.” This comparison of RADV audit results to the FFS error rate is necessary to determine the economic impact, if any, of RADV audit results because the government used the traditional fee-for-service Medicare program data set, including any attendant errors that are present in that data set, to estimate the costs of various health status conditions and to set the resulting adjustments to Medicare Advantage plans’ payment rates in order to establish actuarial equivalence in payment rates as required under the Medicare statute. CMS already makes other adjustments to payment rates based on a comparison of coding pattern differences between Medicare Advantage plans and traditional fee-for-service Medicare program data (such as for frequency of coding for certain diagnoses in Medicare Advantage plan data versus the traditional fee-for-service Medicare program dataset).

The final RADV extrapolation methodology, including the first application of extrapolated audit results to determine audit settlements, is expected to be applied to CMS RADV contract level audits conducted for contract year 2011 and subsequent years. CMS is currently conducting RADV contract level audits for certain of our Medicare Advantage plans.

On October 26, 2018, CMS issued a proposed rule and accompanying materials (which we refer to as the “Proposed Rule”) related to, among other things, the RADV audit methodology described above. If implemented, the Proposed Rule would use extrapolation in RADV audits applicable to payment year 2011 contract-level audits and all subsequent audits, without the application of a FFS Adjuster to audit findings. Whether, and to what extent, CMS finalizes the Proposed Rule, and any related regulatory, industry or company reactions, could have a material adverse effect on our results of operations, financial position, or cash flows.

In addition, as part of our internal compliance efforts, we routinely perform ordinary course reviews of our internal business processes related to, among other things, our risk coding and data submissions in connection with the risk- adjustment model. These reviews may also result in the identification of errors and the submission of corrections to CMS, that may, either individually or in the aggregate, be material. As such, the result of these reviews may have a material adverse effect on our results of operations, financial position, or cash flows. We will continue to work with CMS to ensure that Medicare Advantage plans are paid accurately and that payment model principles are in accordance with the requirements of the Social Security Act (the “SSA”), which, if not implemented correctly could have a material adverse effect on our results of operations, financial position, or cash flows.

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Our CMS contracts which cover members’ prescription drugs under Medicare Part D contain provisions for risk sharing and certain payments for prescription drug costs for which we are not at risk. These provisions, certain of which are described below, affect our ultimate payments from CMS.

The premiums from CMS are subject to risk corridor provisions which compare costs targeted in our annual bids to actual prescription drug costs, limited to actual costs that would have been incurred under the standard coverage as defined by CMS. Variances exceeding certain thresholds may result in CMS making additional payments to us or require us to refund to CMS a portion of the premiums we received (known as a “risk corridor”). We estimate and recognize an adjustment to premiums revenue related to the risk corridor payment settlement based upon pharmacy claims experience. The estimate of the settlement associated with these risk corridor provisions requires us to consider factors that may not be certain, including member eligibility differences with CMS.

Reinsurance and low-income cost subsidies represent payments from CMS in connection with the Medicare Part D program for which we assume no risk. Reinsurance subsidies represent payments for CMS’s portion of claims costs which exceed the member’s out-of-pocket threshold, or the catastrophic coverage level. Low-income cost subsidies represent payments from CMS for all or a portion of the deductible, the coinsurance and co-payment amounts above the out-of-pocket threshold for low-income beneficiaries. Monthly prospective payments from CMS for reinsurance and low-income cost subsidies are based on assumptions submitted with our annual bid. A reconciliation and settlement of CMS’s prospective subsidies against actual prescription drug costs we paid is made after the end of the applicable year.

Settlement of the reinsurance and low-income cost subsidies as well as the risk corridor payment is based on a reconciliation made approximately 9 months after the close of each calendar year. This reconciliation process requires us to submit claims data necessary for CMS to administer the program. Our claims data may not pass CMS’s claims edit processes due to various reasons, including discrepancies in eligibility or classification of low-income members. To the extent our data does not pass CMS’s claim edit processes, we may bear the risk for all or a portion of the claim which otherwise may have been subject to the risk corridor provision or payment which we would have otherwise received as a low-income subsidy or reinsurance claim. In addition, in the event the settlement represents an amount CMS owes us, there is a negative impact on our cash flows and financial condition as a result of financing CMS’s share of the risk. The opposite is true in the event the settlement represents an amount we owe CMS.

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We are also subject to various other governmental audits and investigations. Under state laws, we are audited by state departments of insurance for financial and contractual compliance and by state departments of health. Audits and investigations, including audits of risk adjustment data, are also conducted by state attorneys general, CMS, HHS-OIG, the Office of Personnel Management, the Department of Justice and the Department of Labor. All of these activities could result in the loss of licensure or the right to participate in various programs, including a limitation on our ability to market or sell products, the imposition of fines, penalties and other civil and criminal sanctions, or changes in our business practices. The outcome of any current or future governmental or internal investigations cannot be accurately predicted, nor can we predict any resulting penalties, fines or other sanctions that may be imposed at the discretion of federal or state regulatory authorities. Nevertheless, it is possible that any such outcome of litigation, penalties, fines or other sanctions could be substantial, and the outcome of these matters may have a material adverse effect on our results of operations, financial position, and cash flows. Responding to subpoenas, investigations and other lawsuits, claims and legal proceedings as well as defending ourselves in such matters would divert management’s attention and cause us to incur significant legal expense. Negative findings or terms and conditions that we might agree to accept as part of a negotiated resolution of pending or future legal or regulatory matters could result in, among other things, substantial financial penalties or awards against us, substantial payments made by us, required changes to our business practices, exclusion from future participation in the Medicare and, in certain cases, criminal penalties, any of which could have a material adverse effect on us. Certain of these matters could also affect our reputation. In addition, disclosure of any adverse investigation or audit results or sanctions could negatively affect our industry or our reputation in various markets and make it more difficult for us to sell our products and services.

We may be subject to legal proceedings and litigation, including intellectual property and privacy disputes, which are costly to defend and could materially harm our business and results of operations.

We may be party to lawsuits and legal proceedings in or outside of the normal course of business. These matters are often expensive and disruptive to normal business operations. We may face allegations, lawsuits and regulatory inquiries, audits and investigations regarding the denial of healthcare benefit payments, compensation or non-acceptance or termination of provider contracts, medical malpractice (based on our medical necessity decisions or brought against us on the theory that we are liable for providers’ alleged malpractice) or professional liability (in connection with the delivery of healthcare and related services to the public). We may also face qui tam allegations or lawsuits brought by individuals who seek to sue on behalf of the government including, among other allegations, resulting from coding and review practices under the Medicare risk-adjustment model. Additionally, we may face allegations, lawsuits and regulatory inquiries, audits and investigations regarding data privacy and security, labor and employment, consumer protection and intellectual property infringement, misappropriation or other violation, including claims related to patents, publicity, trademarks, copyrights and other intellectual property or proprietary rights. We may also face allegations or litigation related to our acquisitions, securities issuances or business practices, including public disclosures about our business. Litigation and regulatory proceedings may be protracted and expensive, and the results are difficult to predict. Certain of these matters may include speculative claims for substantial or indeterminate amounts of damages and include claims for injunctive relief. Additionally, our litigation costs could be significant. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, or require us to modify our services or require us to stop serving certain members or geographies, all of which could negatively impact our geographical expansion and revenue growth. We may also become subject to periodic audits, which would likely increase our regulatory compliance costs and may require us to change our business practices, which could negatively impact our revenue growth. Managing legal proceedings, litigation and audits, even if we achieve favorable outcomes, is time-consuming and diverts management’s attention from our business.

The results of regulatory proceedings, litigation, claims, and audits cannot be predicted with certainty, and determining reserves for pending litigation and other legal, regulatory and audit matters requires significant judgment. Our expectations may not prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our reputation, business, financial condition, results of operations and the market price of our common stock.

We also may be subject to lawsuits under the False Claims Act (the “FCA”) and comparable state laws for submitting allegedly fraudulent or otherwise inappropriate RAF (as defined below) or Stars data. These lawsuits, which may be initiated by government authorities as well as private party relators, can involve significant monetary damages, fines, attorney fees and the award of bounties to private plaintiffs who successfully bring these suits, as well as to the government programs. In recent years, government oversight and law enforcement have become increasingly active and aggressive in investigating and taking legal action against potential fraud and abuse.

Furthermore, our business exposes us to potential medical malpractice, professional negligence or other related actions or claims that are inherent in the provision of healthcare services. These claims, with or without merit, could cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business, harm our reputation and adversely affect our ability to attract and retain members, any of which could have a material adverse effect on our business, financial condition and results of operations.

Although we maintain third-party professional liability insurance coverage and managed care errors and omissions policies, it is possible that claims against us may exceed the coverage limits of our insurance policies. Even if any professional liability loss is covered by an insurance policy, these policies typically have substantial deductibles for which we are responsible. Professional liability claims in excess of applicable insurance coverage could have a material adverse effect on our business, financial condition and results of operations. In addition, any professional liability claim brought against us, with or without merit, could result in an increase of our professional liability insurance premiums. Insurance coverage varies in cost and can be difficult to obtain, and we cannot guarantee that we will be able to obtain insurance coverage in the future on terms acceptable to us or at all. If our costs of insurance and claims increase, then our earnings could decline.

Our business may be adversely impacted if the healthcare services industry becomes more cyclical.

In the past, healthcare utilization generally has trended upward over time, regardless of minor fluctuations in the U.S. economy. We believe this trend may change, however, as consumers have been given more decision-making and spending responsibility. In turn, we believe members are making healthcare purchases on a more discretionary basis, especially for elective procedures. This could result in a more cyclical trend in healthcare utilization over the coming years and may cause short-term volatility in our operating results.

Any failure by us to manage acquisitions, divestitures and other significant transactions successfully may have a material adverse effect on our results of operations, financial position, and cash flows.

As part of our business strategy, we engage in discussions with third parties regarding possible investments, acquisitions, divestitures, strategic alliances, joint ventures, and outsourcing transactions and may enter into agreements relating to such transactions in order to further our business objectives. In order to pursue our acquisition strategy successfully, we must identify suitable candidates for and successfully complete transactions, some of which may be large and complex, and manage post-closing issues such as the integration of acquired companies or employees. Integration and other risks can be more pronounced for larger and more complicated transactions, transactions outside of our core business space, or if multiple transactions are pursued simultaneously. The failure to successfully integrate acquired entities and businesses or failure to produce results consistent with the financial model used in the analysis of our acquisitions, investments, joint ventures or strategic alliances may cause asset write-offs, restructuring costs or other expenses and may have a material adverse effect on our results of operations, financial position, and cash flows. If we fail to identify and successfully complete transactions that further our strategic objectives, we may be required to expend additional resources to expand our business organically.

If we are not able to maintain, enhance and protect our reputation and brand recognition, including through the maintenance and protection of trademarks, our business and results of operations will be harmed.

We believe that maintaining and enhancing our reputation and brand recognition is critical to our relationships with both members and providers and to our ability to attract new members. The promotion of our brand may require us to make substantial investments and we anticipate that, as our market becomes increasingly competitive, these marketing initiatives may become increasingly difficult and expensive. Our marketing activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur and our results of operations could be harmed. In addition, any factor that diminishes our reputation or that of our management, including failing to meet the expectations of or provide quality medical care for our members, or any adverse publicity or litigation involving or surrounding us or our management, could make it substantially more difficult for us to attract new members. Similarly, because our existing members often act as references for us with prospective new members, any existing member that questions the quality of our care could impair our ability to secure additional new members. In addition, negative publicity resulting from any adverse government audit could injure our reputation. If we do not successfully maintain and enhance our reputation and brand recognition, our business may not grow and we could lose our relationships with members or providers, which would harm our business, results of operations and financial condition.

The registered or unregistered trademarks or trade names that we own may be challenged, infringed, circumvented, diluted, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with members, providers and other partners. In addition, third parties may in the future file for registration of trademarks similar or identical to our trademarks. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to commercialize our technologies in certain relevant jurisdictions. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our brand recognition, reputation and results of operations may be adversely affected.

Our business depends on our ability to effectively invest in, implement improvements to and properly maintain the uninterrupted operation and data integrity of our information technology platform and other business systems.

Our business is highly dependent on maintaining effective information systems, including our AVA platform, as well as the integrity and timeliness of the data we use to serve our members, support our in-house care teams and external providers and operate our business. Because of the large amount of data that we collect and manage, it is possible that hardware failures or errors in our systems could result in data loss or corruption or cause the information that we collect to be incomplete or contain inaccuracies that our in-house care teams, external providers and other partners regard as significant. If our data were found to be inaccurate or unreliable due to fraud or other error, or if we, or any of the providers we engage, were to fail to maintain information systems and data integrity effectively, we could experience operational disruptions that may impact our members, in-house care teams and external providers and other partners and hinder our ability to provide products and services, retain and attract members, manage our member risk profiles, report timely and accurate financial results and maintain regulatory compliance, among other things.

Our information technology strategy and execution are critical to our continued success because our technology platform is at the center of our business model. We must continue to invest in long-term solutions that will enable us to anticipate member needs and expectations, enhance the member experience, act as a differentiator in the market and protect against cybersecurity risks and threats. Our success is dependent, in large part, on maintaining the effectiveness of existing technology systems and continuing to deliver and enhance technology systems that support our business processes in a cost-efficient and resource-efficient manner. Increasing regulatory and legislative changes will place additional demands on our information technology infrastructure that could have a direct impact on resources available for other projects tied to our strategic initiatives. In addition, recent trends toward greater member engagement and increased regulatory scrutiny in healthcare require new and enhanced technologies. Connectivity among technologies is becoming increasingly important. We must also develop new systems to meet current market standards and keep pace with continuing changes in information processing technology, evolving industry and regulatory standards and member needs. Failure to do so may present compliance challenges and impede our ability to deliver products and services in a competitive manner. Further, because system development projects are long-term in nature, they may be more costly than expected to complete and may not deliver the expected benefits upon completion. Our failure to effectively invest in, implement improvements to and properly maintain the uninterrupted operation and data integrity of our information technology and other business systems could adversely affect our results of operations, financial position and cash flow.

If we are unable to obtain, maintain, protect and enforce intellectual property protection for our technology or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize technology substantially similar to ours, and our ability to successfully commercialize our technology may be adversely affected.

Our business depends on internally developed technology and content, including software, databases, confidential information and know-how, such as the AVA platform, the protection of which is crucial to the success of our business. We rely on a combination of trademark, trade secret and copyright laws and confidentiality procedures and contractual provisions to protect our intellectual property rights in our internally developed technology and content. We may, over time, increase our investment in protecting our intellectual property through additional trademark, patent and other intellectual property filings that could be expensive and time-consuming. Effective trademark, trade secret, copyright and other intellectual property protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. These measures, however, may not be sufficient to offer us meaningful protection. Additionally, we do not currently hold a patent or other registered or applied for intellectual property protection for AVA. If we are unable to protect our intellectual property and other proprietary rights, particularly with respect to AVA, our competitive position and our business could be harmed, as third parties may be able to commercialize and use technologies and software products that are substantially the same as ours without incurring the development and licensing costs that we have incurred. Any of our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed, misappropriated or otherwise violated, our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, or our intellectual property rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide us with competitive advantages, which could result in costly redesign efforts, discontinuance of certain offerings or other competitive harm.

Monitoring unauthorized use of our intellectual property is difficult and costly. From time to time, we seek to analyze our competitors’ services, and may in the future seek to enforce our rights against potential infringement, misappropriation or other violation. However, the steps we have taken to protect our intellectual property rights may not be adequate to prevent infringement, misappropriation or other violation of our intellectual property. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Any inability to meaningfully protect our intellectual property rights could result in harm to our ability to compete and reduce demand for our technology. Moreover, our failure to develop and properly manage new intellectual property could adversely affect our market positions and business opportunities. Also, some of our services rely on technologies and software developed by or licensed from third parties, and we may not be able to maintain our relationships with such third parties or enter into similar relationships in the future on reasonable terms or at all.

Uncertainty may result from changes to intellectual property legislation and from interpretations of intellectual property laws by applicable courts and agencies. Accordingly, despite our efforts, we may be unable to obtain, maintain, protect and enforce the intellectual property rights necessary to provide us with a competitive advantage. Our failure to obtain, maintain, protect and enforce our intellectual property rights could therefore have a material adverse effect on our business, financial condition and results of operations.

Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on our business, financial condition and results of operations.

Our commercial success depends on our ability to develop and commercialize our products and services and use our internally developed technology without infringing the intellectual property or proprietary rights of third parties. Intellectual property disputes can be costly to defend and may cause our business, operating results and financial condition to suffer. As the market for healthcare in the United States expands and more patents are issued, the risk increases that there may be patents issued to third parties that relate to our technology of which we are not aware or that we must challenge in order to continue our operations as currently or in the future contemplated. Whether merited or not, we may face allegations that we, our partners or parties indemnified by us have infringed, misappropriated or otherwise violated the patents, trademarks, copyrights, trade secrets or other intellectual property rights of third parties. Such claims may be made by competitors seeking to obtain a competitive advantage or by other parties. Additionally, in recent years, individuals and groups have begun purchasing intellectual property assets for the purpose of making such claims and attempting to extract settlements from companies like ours. We may also face allegations that our employees have misappropriated the trade secrets or other intellectual property or proprietary rights of their former employers or other third parties. It may be necessary for us to initiate litigation to defend ourselves in order to determine the scope, enforceability, validity or ownership of third-party intellectual property or proprietary rights, or to establish our respective rights. We may not be able to successfully settle or otherwise resolve such adversarial proceedings or litigation. If we are unable to successfully settle future claims on terms acceptable to us we may be required to engage in or to continue claims, regardless of whether such claims have merit, that can be time-consuming, divert management’s attention and financial resources and be costly to evaluate and defend. Results of any such litigation are difficult to predict and may require us to stop commercializing or using our technology, obtain licenses, modify our services and technology while we develop non-infringing substitutes or incur substantial damages, settlement costs or face a temporary or permanent injunction prohibiting us from marketing or providing the affected products and services. If we require a third-party license, it may not be available on reasonable terms or at all, and we may have to pay substantial royalties and upfront or ongoing fees, or grant cross-licenses to our own intellectual property rights. Such licenses may also be non-exclusive, which could allow competitors and other parties to use the subject technology in competition with us. We may also have to redesign our services so they do not infringe, misappropriate or otherwise violate third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time, during which our technology may not be available for commercialization or use. Even if we have an agreement to indemnify us against such costs, the indemnifying party may be unable to uphold its contractual obligations. If we cannot or do not obtain a third-party license to the infringed technology at all, license the technology on reasonable terms or obtain similar technology from another source, our revenue and earnings could be adversely impacted.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business with respect to intellectual property. Some third parties may be able to sustain the costs of complex litigation more effectively than we can because they have substantially greater resources. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. Moreover, any uncertainties resulting from the initiation and continuation of any legal proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our operations. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to protect the confidentiality of our trade secrets, know-how and other proprietary and internally developed information, the value of our technology could be adversely affected.

We may not be able to protect our trade secrets, know-how and other internally developed proprietary information, including in relation to the AVA platform, adequately. Although we use reasonable efforts to protect this internally developed information and technology, our employees, consultants and other parties (including independent contractors and companies with which we conduct business) may unintentionally or willfully disclose our trade secrets or other proprietary information or technology to competitors. Enforcing a claim that a third party illegally disclosed or obtained and is using any of our internally developed information or technology is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets, know-how and other proprietary information. We rely, in part, on non-disclosure, confidentiality and assignment-of-invention agreements with our employees, independent contractors, consultants and companies with which we conduct business to protect our trade secrets, know-how and other intellectual property and internally developed information. We may fail to enter into such agreements with all applicable parties, and such agreements may not be self-executing, or they may be breached and we may not have adequate remedies for such breach. Moreover, third parties may independently develop similar or equivalent proprietary information or reverse-engineer or otherwise gain access to our trade secrets, know-how and other internally developed information. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Any restrictions on our use of, or ability to license, data, or our failure to license data and integrate third-party technologies, could have a material adverse effect on our business, financial condition and results of operations.

We depend upon licenses from third parties for some of the technology and data used in AVA, our core operating technology platform. We expect that we may need to obtain additional licenses from third parties in the future in connection with the development of our applications. In addition, we obtain a portion of the data that we use from government entities, public records, external healthcare providers and other partners. We believe that we have all rights necessary to use the data that is incorporated into our services. We cannot, however, assure you that our licenses for information will allow us to use that information for all potential or contemplated applications. In addition, our ability to continue to offer an integrated healthcare experience to our members depends on maintaining AVA, which is partially populated with data disclosed to us by our members, the physicians in our network and our other partners with their consent. If these members, physicians and other partners revoke their consent for us to maintain, use, de-identify and share this data, consistent with applicable law, our data assets could be degraded.

In the future, data providers could withdraw their data from us or restrict our usage for any reason, including if there is a competitive reason to do so, if legislation is passed restricting the use of the data or if judicial interpretations are issued restricting use of the data that we currently use to support our services. In addition, data providers could fail to adhere to our quality control standards in the future, causing us to incur additional expense to appropriately utilize the data. If a substantial number of data providers were to withdraw or restrict their data, or if they fail to adhere to our quality control standards, and if we are unable to identify and contract with suitable alternative data suppliers and integrate these data sources into our service offerings, our ability to provide appropriate services to our members would be materially adversely impacted, which could have a material adverse effect on our business, financial condition and results of operations.

We also integrate into our internally developed applications and use third-party software to support our technology infrastructure. Some of this software is proprietary and some is open source software. These technologies may not be available to us in the future on commercially reasonable terms or at all and could be difficult to replace once integrated into our own internally developed applications. Most of these licenses can be renewed only by mutual consent and may be terminated if we breach the terms of the license and fail to cure the breach within a specified period of time. Our inability to obtain, maintain or comply with any of these licenses could delay development until equivalent technology can be identified, licensed and integrated, which would harm our business, financial condition and results of operations.

Our third-party licenses are generally non-exclusive and our competitors may obtain the right to use any of the data and technology covered by these licenses to compete directly with us. Our use of third-party technologies exposes us to increased risks, including, but not limited to, risks associated with the integration of new technology into our solutions, the diversion of our resources from development of our own internally developed technology and our inability to generate revenue from licensed technology sufficient to offset associated acquisition and maintenance costs. In addition, if our data suppliers choose to discontinue support of the licensed technology in the future, we might not be able to modify or adapt our own solutions.

Our use of “open source” software could adversely affect our ability to offer our products and services and subject us to possible litigation.

We may use open source software in connection with our services. Companies that incorporate open source software into their technologies have, from time to time, faced claims challenging the use of open source software and/or compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses require users who distribute software containing open source software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code, which could include valuable proprietary code of the user, on unfavorable terms or at no cost. While we monitor the use of open source software and try to ensure that none is used in a manner that would require us to disclose our internally developed source code, including that of our AVA platform, or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, in part because open source license terms are often ambiguous. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software which, thus, may contain security vulnerabilities or infringing or broken code. Any requirement to publicly disclose our internally developed source code or pay damages for breach of contract could have a material adverse effect on our business, financial condition and results of operations and could help our competitors develop services that are similar to or better than ours.

We depend on our senior management team and other key employees, and the loss of one or more of these employees or an inability to attract and retain other highly skilled employees could harm our business.

Our success depends largely upon the continued services of our senior management team and other key employees. We rely on our leadership team in the areas of operations, product development, provision of medical services, information technology and security, marketing, and general and administrative functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. Our employment agreements with our executive officers and other key personnel do not require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of the members of our senior management team, or other key employees, could harm our business. In particular, the loss of the services of our founder and Chief Executive Officer, John Kao, could significantly delay or prevent the achievement of our strategic objectives. Changes in our executive management team may also cause disruptions in, and harm to, our business.

Competition for highly qualified personnel is intense, especially for technology specialists and for physicians, nurses and other medical professionals who are experienced in providing care services to older adults. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the other Medicare Advantage plans and healthcare organizations with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies or healthcare providers, their former employees may attempt to assert that these employees or we have breached certain legal obligations, resulting in a diversion of our time and resources. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be harmed.

Our plans are concentrated in California, North Carolina, and Nevada, and we may not be able to successfully establish a presence in new geographic markets.

A substantial portion of our revenue is driven by CMS payments in connection with our health plans in California, North Carolina and Nevada. As a result, our exposure to many of the risks described herein are not mitigated by a diversification of geographic focus. Furthermore, due to the concentration of our operations in these states, our business may be adversely affected by economic conditions that disproportionately affect these states as compared to other states. To continue to expand our operations to other regions of the United States, we will have to devote resources to identifying and exploring such perceived opportunities. Thereafter, we will have to, among other things, recruit and retain qualified personnel in such jurisdictions and establish new relationships with physicians and other healthcare providers. In addition, we would be required to comply with laws and regulations of states that may differ from the ones in which we currently operate, and could face competitors with greater knowledge of such local markets. We anticipate that further geographic expansion will require us to make a substantial investment of management time, capital and/or other resources, and we may not be able to continue to successfully expand our operations in any new geographic markets.

Our overall business results may suffer from an economic downturn.

During periods of high unemployment, governmental entities often experience budget deficits as a result of increased costs and lower than expected tax collections. Moreover, the COVID-19 pandemic has created additional budgetary pressure on governmental entities. These budget deficits at federal, state and local government entities have decreased, and may continue to decrease, spending for health and human service programs, including Medicare and similar programs, which represents the most significant revenue source for us.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage us as a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, results of operations and financial condition.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork fostered by our culture and our business may be harmed.

We believe that our culture has been and will continue to be a critical contributor to our success. We expect to continue to hire aggressively as we expand, and we believe our corporate culture has been crucial in our success and our ability to attract highly skilled personnel. If we do not continue to develop our corporate culture or maintain and preserve our core values of always putting the senior first, supporting doctors, using data and technology to revolutionize healthcare and acting with a serving heart, as we grow and evolve, we may be unable to foster the innovation, curiosity, creativity, focus on execution, teamwork and the facilitation of critical knowledge transfer and knowledge sharing we believe we need to support our growth. Our anticipated headcount growth and our transition from a private company to a public company may result in a change to our corporate culture, which could harm our business.

Competition for physicians and nurses, shortages of qualified personnel or other factors could increase our labor costs and adversely affect our revenue, profitability and cash flows.

Our in-house care delivery operations are dependent on the efforts, abilities and experience of our physicians and clinical personnel. Although we primarily contract with external providers for care delivery, we also compete with healthcare providers in attracting physicians, nurses and medical staff to support our in-house care delivery capabilities and in recruiting and retaining qualified management and support personnel responsible for the daily operations of our clinics. In some markets, the lack of availability of clinical personnel, such as nurses, social workers and mental health professionals, is a significant operating issue facing all healthcare providers. This shortage may require us to continue to enhance wages and benefits to recruit and retain qualified personnel or to contract for more expensive temporary personnel. We also depend on the available labor pool of semi-skilled and unskilled workers in each of the markets in which we operate.

If our labor costs increase, we may not be able to offset these increased costs. Because a significant percentage of our revenue consists of fixed, prospective payments, our ability to pass along increased labor costs is limited. In particular, if labor costs rise at an annual rate greater than our net annual payments from CMS, our results of operations and cash flows will likely be adversely affected. Any union activity that may occur among our clinical staff in the future could contribute to increased labor costs. Certain proposed changes in federal labor laws and the National Labor Relations Board’s modification of its election procedures could increase the likelihood of employee unionization attempts. Although none of our employees are currently represented by a collective bargaining agreement, to the extent a significant portion of our employee base unionizes, it is possible our labor costs could increase materially. Our failure to recruit and retain qualified management and medical personnel, or to control our labor costs, could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our records, including those submitted to us by our external providers, may contain inaccurate or unsupportable information regarding risk adjustment scores of members, which could cause us to overstate or understate our revenue and subject us to various penalties.

The claims and encounter records that our in-house clinical staff and external providers submit to us may impact data that support the Medicare Risk Adjustment Factor (“RAF”) scores attributable to members. These RAF scores determine, in part, the revenue to which we are entitled for the provision of medical care to our members. The data we submit to CMS is based, in part, on medical charts and diagnosis codes that our in-house clinical staff and our external providers prepare and submit to us. We generally rely on our in-house and externally engaged physicians to appropriately document and support such RAF data in our medical records. We also rely on our in-house and externally engaged physicians to appropriately code claims for medical services provided to members. Erroneous claims and erroneous encounter records and submissions could result in inaccurate revenue and risk adjustment payments, which may be subject to correction or retroactive adjustment in later periods. This corrected or adjusted information may be reflected in financial statements for periods subsequent to the period in which the revenue was recorded. We might also need to refund a portion of the revenue that we received, which refund, depending on its magnitude, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Additionally, CMS audits Medicare Advantage plans for documentation to support RAF-related payments for members chosen at random. The Medicare Advantage plans ask providers to submit the underlying documentation for members that they serve. It is possible that claims associated with members with higher RAF scores could be subject to more scrutiny in a CMS or plan audit. CMS may require us to make adjustments to our Medicare Advantage plan as a result of its audits. In addition, we could be liable for penalties to the government under the FCA that range from $5,500 to $11,000 (adjusted for inflation) for each false claim, plus up to three times the amount of damages caused by each false claim, which can be as much as the amounts received directly or indirectly from the government for each such false claim. On January 29, 2018, the DOJ issued a final rule announcing adjustments to FCA penalties, under which the per claim penalty range was increased to a range from $11,181 to $22,363 for penalties assessed between January 29, 2018 and June 19, 2020, so long as the underlying conduct occurred after November 2, 2015. On June 19, 2020, the DOJ issued a final rule announcing further adjustments to FCA penalties, under which the per claim penalty range increases to a range from $11,665 to $23,331 for penalties assessed after June 19, 2020, so long as the underlying conduct occurred after November 2, 2015. CMS has indicated that payment adjustments will not be limited to RAF scores for the specific Medicare Advantage enrollees for which errors are found but may also be extrapolated to the entire Medicare Advantage plan subject to a particular CMS contract. In addition, though CMS has described its audit process as plan-year specific, CMS may extrapolate audit results to other plan years.

In addition to the provisions of the FCA, which provide for civil enforcement, the federal government can use several criminal statutes to prosecute persons who are alleged to have submitted false or fraudulent claims for payment to the federal government.

Our health plans may be randomly selected or targeted for review by CMS and the outcome of such a review may result in a material adjustment in our revenue and profitability, even if the information we submit to CMS is accurate and supportable.

A failure to accurately estimate incurred but not reported medical expense could adversely affect our results of operations.

Member care costs include estimates of future medical claims that have been incurred by the members but for which the provider has not yet billed. These claim estimates are made utilizing actuarial methods and are continually evaluated and adjusted by management, based upon our historical claims experience and other factors, including an independent assessment by a nationally recognized actuarial firm. Adjustments, if necessary, are made to medical claims expense and capitated revenues when the assumptions used to determine our claims liability change and when actual claim costs are ultimately determined.

Due to the inherent uncertainties associated with the factors used in these estimates and changes in the patterns and rates of medical utilization, materially different amounts could be reported in our financial statements for a particular period under different conditions or using different, but still reasonable, assumptions. It is possible that our estimates of this type of claim may be inadequate in the future. In such event, our results of operations could be adversely impacted. Further, the inability to estimate these claims accurately may also affect our ability to take timely corrective actions, further exacerbating the extent of any adverse effect on our results of operations.

Negative publicity regarding the managed healthcare industry generally could adversely affect our results of operations or business.

Negative publicity regarding the managed healthcare industry generally, or the Medicare Advantage program in particular, may result in increased regulation and legislative review of industry practices that further increase our costs of doing business and adversely affect our results of operations or business by:

•	requiring us to change our products and services;

•

increasing the regulatory, including compliance, burdens under which we operate which, in turn, may negatively impact the manner in which we provide products and services and increase our costs of providing products and services;

•

adversely affecting our ability to market our products or services through the imposition of further regulatory restrictions regarding the manner in which plans and providers market to Medicare Advantage enrollees; or

•	adversely affecting our ability to attract and retain members.

Federal reductions in Medicare Advantage funding could adversely affect our financial condition and results of operations.

The majority of our revenues come from the government subsidized Medicare Advantage program. Medicare Advantage is a federally-administered program financed by federal funds. Medicare Advantage spending has increased rapidly in recent years, becoming a significant component of the federal budget. This, combined with slower state revenue growth, has led the federal government to institute measures aimed at controlling the growth of healthcare spending, including Medicare Advantage spending, and in some instances reducing aggregate healthcare spending, including Medicare Advantage spending. We are therefore exposed to risks associated with contracting with the federal government, including but not limited to the general ability of the federal government to terminate contracts with us, in whole or in part, without prior notice, for convenience or for default based on performance; potential regulatory or legislative action that may materially modify amounts owed; and our dependence upon Congressional appropriation and allotment of funds and the impact that delays in government payments could have on our operating cash flow and liquidity. For example, future levels of funding for Medicare Advantage may be affected by continuing government efforts to contain healthcare costs and may further be affected by federal budgetary constraints. Congress periodically considers reducing or reallocating the amount of money they spend for healthcare programs including the Medicare Advantage program. Furthermore, Medicare remains subject to the automatic spending reductions imposed by the Budget Control Act of 2011 and the American Taxpayer Relief Act of 2012 (“sequestration”), subject to a 2% cap, which was extended by the Bipartisan Budget Act of 2018 for an additional two years through 2027. Adverse economic conditions may put pressures on federal budgets as tax and other federal revenues decrease while the population that is eligible to participate in Medicare Advantage programs increases, creating more need for funding. This may require CMS to find funding alternatives, which may result in reductions in funding for the Medicare Advantage program or contraction of covered benefits. A reduction (or less than expected increase), a protracted delay, or a change in allocation methodology in government funding for Medicare Advantage, as well as termination of one or more CMS contracts for the convenience of the government, may materially and adversely affect our results of operations, financial position and cash flows. In addition, if another federal government shutdown were to occur for a prolonged period of time, CMS payment obligations, including its obligations under the Medicare Advantage program, may be delayed. If CMS fails to make payments on a timely basis, our business could suffer, and our financial position, results of operations or cash flows may be materially affected. Payments from CMS may be delayed in the future, which, if extended for any significant period of time, could have a material adverse effect on our results of operations, financial position, cash flows or liquidity. In addition, delays in obtaining, or failure to obtain or maintain, governmental approvals, or moratoria imposed by regulatory authorities, could adversely affect our revenues or membership, increase costs or adversely affect our ability to bring new products and services to market as forecasted.

Our clinics, the centers out of which our external providers operate, and the facilities that host our AVA platform may be negatively impacted by weather and other factors beyond our control.

Our results of operations may be adversely impacted by adverse conditions affecting our clinics, the centers out of which our external care providers operate, and the facilities that host our AVA platform, including severe weather events such as tornadoes and widespread winter storms, natural disasters such as earthquakes and fires, public health concerns such as contagious disease outbreaks, violence or threats of violence or other factors beyond our control that cause disruption of member scheduling, displacement of our members, employees and care teams, or force certain of our clinics, external providers’ centers, or facilities that host our AVA platform to close temporarily. In certain geographic areas, we have a large concentration of clinics, external provider facilities, and facilities that host our AVA platform that may be simultaneously affected by adverse weather conditions or other events. Our future operating results may be adversely affected by these and other factors that disrupt the operation of our clinics, the centers out of which our external providers operate and the facilities that host our AVA platform.

If we are unable to offer new and innovative products and services or our products and services fail to keep pace with advances in industry standards, technology and our members’ needs, our members may terminate or fail to renew their membership with us and our revenue and results of operations may suffer.

Our success depends on providing innovative, high-quality, customizable products and services that elevate our members’ healthcare experience and outcomes. If we cannot adapt to rapidly evolving industry standards, technology and increasingly sophisticated and varied members’ needs, our existing product and service offerings could become undesirable, obsolete or harm our reputation. In order to remain competitive, we must continue to invest significant resources in our personnel and technology in a timely and cost-effective manner in order to enhance our existing products and services and introduce new high-quality products and services that existing members and potential members will want. We are continually involved in a number of projects to develop new products and services, including the further refinement of our proprietary AVA platform. If our innovations are not responsive to the needs of our existing members or potential new members, are not appropriately timed with market opportunity, are not effectively brought to market or significantly increase our operating costs, we may lose existing members or be unable to enroll new members and our results of operations may suffer.

We are a holding company with no operations of our own, and we depend on our subsidiaries for cash.

Currently, we are a holding company and do not have any material assets or operations other than ownership of equity interests of our subsidiaries. Our operations are conducted almost entirely through our subsidiaries, and our ability to generate cash to meet our obligations or to pay dividends is highly dependent on the earnings of, and receipt of funds from, our subsidiaries through dividends, administrative expenses or intercompany loans. The ability of our subsidiaries to generate sufficient cash flow from future operations to allow us and them to make scheduled payments on our obligations will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control. We cannot assure you that the cash flow and future earnings of our operating subsidiaries will be adequate for our subsidiaries to service their debt obligations. If our subsidiaries do not generate sufficient cash flow from future operations to satisfy corporate obligations, we may have to: undertake alternative financing plans (such as refinancing), restructure debt, sell assets, reduce or delay capital investments, or seek to raise additional capital. We cannot assure you that any such alternative refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations. Furthermore, we and our subsidiaries may incur substantial additional indebtedness in the future that may severely restrict or prohibit our subsidiaries from making distributions, paying dividends or making loans to us.

Our ability to obtain funds from certain of our licensed subsidiaries is restricted by state insurance regulations.

Certain of our insurance subsidiaries operate in states that regulate the payment of dividends, loans, administrative expense reimbursements or other cash transfers to us, and require minimum levels of equity as well as limit investments to approved securities. The amount of dividends that may be paid to us by these insurance subsidiaries, without prior approval by state regulatory authorities, or ordinary dividends, is limited based on the entity’s level of statutory income and statutory capital and surplus. In some states, prior notification is provided before paying a dividend even if approval is not required. Actual dividends paid may vary due to consideration of excess statutory capital and surplus and expected future surplus requirements. We continue to maintain our levels of aggregate excess statutory capital and surplus in our state-regulated operating subsidiaries. Dividends from our non-insurance companies are generally not restricted by Departments of Insurance. In the event that our subsidiaries are unable to provide sufficient capital to fund our obligations and allow us to pursue our objectives, our results of operations, financial position, and cash flows may be materially adversely affected.

We have no experience serving as a Direct Contracting Entity with CMS and may not be able to realize the expected benefits thereof.

The CMS Center for Medicare and Medicaid Innovation recently announced a direct contracting model set to begin in 2021 to create value-based payment arrangements directly with Direct Contracting Entities (“DCEs”), which is part of CMS’ strategy to drive broader healthcare reform and accelerate the shift from original Medicare toward value-based care models. A key aspect of direct contracting is providing new opportunities for a variety of different DCEs to participate in value-based care arrangements in Medicare fee-for-service. Our membership in this program is still being finalized by CMS, however, we currently anticipate being assigned ~1,500-2,000 members, if we choose to move forward. However, we have no experience serving as a DCE and may not be able to realize the expected benefits thereof. In particular, we may be unable to achieve risk-like patient economics on original Medicare patients. Members that we are assigned under the direct contracting model may not be profitable to us initially or at all. In addition, our management team has and may further invest considerable time and resources in adapting to the direct contracting model. The direct contracting model may not be successful and may ultimately be discontinued, including as a result of decreased political support for value-based care or the direct contracting model, or may be unable to expand our total addressable market in the manner that we expect.

Risks Related to Regulation

Our business activities are subject to substantial government regulation. New laws or regulations, or legislative, judicial, or regulatory changes in existing laws or regulations or their manner of application could increase our cost of doing business and may have a material adverse effect on our results of operations; our financial position; and our cash flows.

The Health Care Reform Law and Other Current or Future Legislative, Judicial or Regulatory Changes

The Patient Protection and Affordable Care Act and The Health Care and Education Reconciliation Act of 2010 (which we collectively refer to as the Health Care Reform Law) enacted significant reforms to various aspects of the U.S. health insurance industry. Certain significant provisions of the Health Care Reform Law include, among others, mandated coverage requirements, mandated benefits and guarantee issuance associated with commercial medical insurance, rebates to policyholders based on minimum benefit ratios, adjustments to Medicare Advantage premiums, the establishment of federally facilitated or state-based exchanges coupled with programs designed to spread risk among insurers, and the introduction of plan designs based on set actuarial values. In addition, the Health Care Reform Law established insurance industry assessments, including an annual health insurance industry fee. In 2018, the fee levied on the health insurance industry was $14.3 billion. Under current law, the health industry fee will be permanently repealed beginning in calendar year 2021.

It is reasonably possible that the Health Care Reform Law and related regulations, as well as other current or future legislative, judicial or regulatory changes, including restrictions on our ability to manage our provider network or otherwise operate our business, or restrictions on profitability, including reviews by regulatory bodies that may compare the profitability of various products within our Medicare Advantage business and require that they remain within certain ranges of each other, increases in member benefits or changes to member eligibility criteria without corresponding increases in premium payments to us, may have a material adverse effect on our results of operations (including restricting revenue, enrollment and premium growth in certain products and market segments, restricting our ability to expand into new markets, increasing our medical and operating costs, further lowering our payment rates and increasing our expenses associated with assessments), our financial position and our cash flows.

Additionally, potential legislative changes or judicial determinations, including activities to repeal or replace the Health Care Reform Law or declare all or certain portions of the Health Care Reform Law unconstitutional, creates uncertainty for our business, and we cannot predict when, or in what form, such legislative changes or judicial determinations may occur.

Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act and Other Laws, Rules and Regulations Related to Data Privacy

We are subject to data privacy and protection laws and regulations that apply to the collection, transmission, storage and use of PHI and other PII, which among other things, impose certain requirements relating to the privacy, security and transmission of PII. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. Failure to comply with any of these laws and regulations could result in enforcement action against us, including fines, public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects. Ongoing efforts to comply with evolving laws and regulations may be costly and require ongoing modifications to our policies, procedures and systems.

The use of individually identifiable health data by our business is regulated at federal and state levels. These laws and rules are changed frequently by legislation or administrative interpretation. Various state laws address the use and maintenance of individually identifiable health data. Most are derived from the privacy provisions in the federal Gramm-Leach-Bliley Act and HIPAA. HIPAA includes administrative provisions directed at simplifying electronic data interchange through standardizing transactions, establishing uniform healthcare provider, payer, and employer identifiers, and seeking protections for confidentiality and security of patient data. The rules do not provide for complete federal preemption of state laws, but rather preempt all inconsistent state laws unless the state law is more stringent.

These regulations set standards for the security of electronic health information, including requirements that insurers provide customers with notice regarding how their non-public personal information is used, including an opportunity to “opt out” of certain disclosures. Compliance with HIPAA regulations requires significant systems enhancements, training and administrative effort. HIPAA can also expose us to additional liability for violations by our business associates (e.g., entities that provide services to health plans and providers).

HIPAA imposes mandatory penalties for certain violations. In 2020, penalties for violations of HIPAA and its implementing regulations start at $118 per violation and are not to exceed approximately $60,000 per violation, subject to a cap of approximately $1.8 million for violations of the same standard in a single calendar year. However, a single breach incident can result in violations of multiple standards. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. Courts may award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI.

In addition, HIPAA mandates that the Secretary of the Department of Health and Human Services (“HHS”) conduct periodic compliance audits of HIPAA-covered entities and business associates for compliance with HIPAA’s privacy and security standards. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the civil monetary penalty fine paid by the violator.

HIPAA further requires that members be notified of any unauthorized acquisition, access, use or disclosure of their unsecured PHI that compromises the privacy or security of such information, with certain exceptions related to unintentional or inadvertent use or disclosure by employees or authorized individuals. HIPAA specifies that such notifications must be made “without unreasonable delay and in no case later than 60 calendar days after discovery of the breach.” If a breach affects 500 patients or more, it must be reported to HHS without unreasonable delay, and HHS will post the name of the breaching entity on its public web site. Breaches affecting 500 patients or more in the same state or jurisdiction must also be reported to the local media. If a breach involves fewer than 500 people, the covered entity must record it in a log and notify HHS at least annually.

We also publish statements to our members and partners that describe how we handle and protect PHI. If federal or state regulatory authorities or private litigants consider any portion of these statements to be untrue, we may be subject to claims of deceptive practices, which could lead to significant liabilities and consequences, including, without limitation, costs of responding to investigations, defending against litigation, settling claims, and complying with regulatory or court orders. Any of the foregoing consequences could have a material adverse impact on our business and our financial results

Data privacy remains an evolving landscape. For example, California’s California Consumer Privacy Act of 2018 (the “CCPA”), which came into effect on January 1, 2020, requires companies that process information on California residents to make new disclosures to consumers about their data collection, use and sharing practices, allow consumers to opt out of certain data sharing with third parties and provides a new cause of action for data breaches. In addition, on November 3, 2020, California voters approved a new privacy law, the California Privacy Rights Act (the “CPRA”), which significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts. Many of the CPRA’s provisions will become effective on January 1, 2023. Additionally, other states are considering the enactment of similar laws.

It is possible that applicable laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. We must devote significant resources to understanding and complying with this changing landscape. Failure to comply with laws regarding privacy and security of PHI and other PII could expose us to penalties under such laws. Any such failure to comply with data protection and privacy laws could result in government-imposed fines or orders requiring that we change our practices, claims for damages or other liabilities, regulatory investigations and enforcement action, litigation and significant costs for remediation, any of which could adversely affect our business. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could have an adverse effect on our business, financial condition and results of operations.

The HITECH Act, one part of the American Recovery and Reinvestment Act of 2009, significantly broadened the scope of the privacy and security regulations of HIPAA. Among other requirements, the HITECH Act and HIPAA mandate individual notification in the event of a breach of unsecured, individually identifiable health information, provides enhanced penalties for HIPAA violations, requires business associates to comply with certain provisions of the HIPAA privacy and security rule, and grants enforcement authority to state attorneys general in addition to the HHS Office of Civil Rights. In addition, there are numerous federal and state laws and regulations addressing patient and consumer privacy concerns, including unauthorized access or theft of personal information. State statutes and regulations vary from state to state and could impose additional penalties. Violations of HIPAA or applicable federal or state laws or regulations could subject us to significant criminal or civil penalties, including significant monetary penalties. Compliance with HIPAA and other privacy regulations requires significant systems enhancements, training and administrative effort.

As described above, substantially all of our relevant member data is maintained on our technology platform, AVA, which aggregates and provides us with access to extensive member datasets, including individually identifiable PHI. As a result, any breach of our technology platform could expose us to substantial liability under HIPAA, the HITECH Act and other applicable laws, regulations or rules. See “Risk Factors – Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or our members, or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.”

American Recovery and Reinvestment Act of 2009 (ARRA)

On February 17, 2009, the American Recovery and Reinvestment Act of 2009, or ARRA, was enacted into law. In addition to including a temporary subsidy for healthcare continuation coverage issued pursuant to the Consolidated Omnibus Budget Reconciliation Act, or COBRA, ARRA also expands and strengthens the privacy and security provisions of HIPAA and imposes additional limits on the use and disclosure of protected health information, or PHI. Among other things, ARRA requires us and other covered entities to report any unauthorized release or use of or access to PHI to any impacted individuals and to HHS in those instances where the unauthorized activity poses a significant risk of financial, reputational or other harm to the individuals, and to notify the media in any states where 500 or more people are impacted by any unauthorized release or use of or access to PHI. ARRA also requires business associates to comply with certain HIPAA provisions. ARRA also establishes higher civil and criminal penalties for covered entities and business associates who fail to comply with HIPAA’s provisions and requires HHS to issue regulations implementing its privacy and security enhancements.

Corporate Practice of Medicine and Other Laws

As a corporate entity, we are not licensed to practice medicine. Many states in which we operate through our subsidiaries limit the practice of medicine to licensed individuals or professional organizations comprised of licensed individuals, and business corporations generally may not exercise control over the medical decisions of physicians. Statutes and regulations relating to the practice of medicine, fee-splitting between physicians and referral sources, and similar issues vary widely from state to state. Under management agreements between certain of our subsidiaries and affiliated physician-owned professional groups, these groups retain sole responsibility for all medical decisions, as well as for hiring and managing physicians and other licensed healthcare providers, developing operating policies and procedures, implementing professional standards and controls, and maintaining malpractice insurance.

We, our in-house and externally engaged physicians and the facilities in which they operate are subject to various federal, state and local licensing and certification laws and regulations and accreditation standards and other laws, relating to, among other things, the adequacy of medical care, equipment, privacy of member information, physician relationships, personnel and operating policies and procedures. Failure to comply with these licensing, certification and accreditation laws, regulations and standards could result in prior payments being subject to recoupment, requirements to make significant changes to our operations and can give rise to civil or, in extreme cases, criminal penalties. We routinely take the steps we believe are necessary to retain or obtain all requisite licensure and operating authorities. While we have made reasonable efforts to substantially comply with federal, state and local licensing and certification laws and regulations and standards as we interpret them, the agencies that administer these programs may find that we have failed to comply in some material respects. Some of the relevant laws, regulations and agency interpretations in states with corporate practice of medicine restrictions have been subject to limited judicial and regulatory interpretation. Moreover, state laws are subject to change. Regulatory authorities and other parties may assert that, despite the management and administrative services agreements and other arrangements through which we operate, we are engaged in the prohibited corporate practice of medicine or that our arrangements constitute unlawful fee-splitting. If this were to occur, we could be subject to civil and/or criminal penalties, our agreements could be found legally invalid and unenforceable (in whole or in part) or we could be required to restructure our contractual arrangements.

In markets where the corporate practice of medicine is prohibited, we have historically operated by maintaining long-term management and administrative services contracts with multiple associated professional medical corporations which, in turn, employ or contract with physicians to provide those professional medical services required by our members. Under these management agreements, Alignment Healthcare USA, LLC performs only non-medical administrative services, does not represent that it offers medical services and does not exercise influence or control over the practice of medicine by the physicians or the associated physician groups. In the event of the death or disability of the current owners or upon certain other triggering events, we maintain the right to direct the transfer of the ownership of the professional medical corporations to another licensed physician designated by us. In addition to the above management arrangements, we have certain contractual rights relating to the orderly transfer of equity interests in our physician practices through succession agreements and other arrangements with their physician equity holders. Such equity interests cannot, however, be transferred to or held by us or by any non-professional medical corporation. Accordingly, neither we nor our direct subsidiaries directly own any equity interests in any of our physician practices. In the event that any of the physician owners of our practices fail to comply with the management arrangement, if any management arrangement is terminated and/or we are unable to enforce our contractual rights over the orderly transfer of equity interests in any of our physician practices, such events could have a material adverse effect on our business, results of operations, financial condition and cash flows.

It is possible that a state regulatory agency or a court could determine that our agreements with physician equity holders of practices and the way we carry out these arrangements as described above, either independently or coupled with the management services agreements with such associated physician practices, are in violation of prohibitions on the corporate practice of medicine. As a result, these arrangements could be deemed invalid. Such a determination could force a restructuring of our management arrangements with the affected practices, which might include revisions of the management services agreements, including a modification of the management fee and/or establishing an alternative structure that would permit us to contract with a physician network without violating prohibitions on the corporate practice of medicine. Such a restructuring may not be feasible, or it may not be possible to accomplish it within a reasonable time frame without a material adverse effect on our business, results of operations, financial condition and cash flows.

Anti-Kickback, Physician Self-Referral and Other Fraud and Abuse Laws

A federal law commonly referred to as the “Anti-Kickback Statute” prohibits the offer, payment, solicitation, or receipt of any form of remuneration to induce, or in return for, the referral of Medicare or other governmental health program patients or patient care opportunities, or in return for the purchase, lease or order of items or services that are covered by Medicare or other federal governmental health programs. Because the prohibitions contained in the Anti-Kickback Statute apply to the furnishing of items or services for which payment is made in “whole or in part,” the Anti-Kickback Statute could be implicated if any portion of an item or service we provide is covered by any of the state or federal health benefit programs described above. Violation of these provisions constitutes a felony criminal offense and applicable sanctions could include exclusion from the Medicare and Medicaid programs.

Section 1877 of the Social Security Act, commonly known as the “Stark Law,” prohibits physicians, subject to certain exceptions described below, from referring Medicare or Medicaid patients to an entity providing “designated health services” in which the physician, or an immediate family member, has an ownership or investment interest or with which the physician, or an immediate family member, has entered into a compensation arrangement. These prohibitions, contained in the Omnibus Budget Reconciliation Act of 1993, commonly known as “Stark II,” amended prior federal physician self-referral legislation known as “Stark I” by expanding the list of designated health services to a total of 11 categories. The professional groups with which we are contracted or affiliated provide one or more of these designated health services. Persons or entities found to be in violation of the Stark Law are subject to denial of payment for services furnished pursuant to an improper referral, civil monetary penalties, and exclusion from the Medicare and Medicaid programs.

Many states also have enacted laws similar in scope and purpose to the Anti-Kickback Statute and, in more limited instances, the Stark Law, that are not limited to services for which Medicare or Medicaid payment is made. In addition, most states have statutes, regulations, or professional codes that restrict a physician from accepting various kinds of remuneration in exchange for making referrals. These laws vary from state to state and have seldom been interpreted by the courts or regulatory agencies. In states that have enacted these statutes, we believe that regulatory authorities and state courts interpreting these statutes may regard federal law under the Anti-Kickback Statute and the Stark Law as persuasive.

In addition, these laws are subject to modification and changes in interpretation, and are enforced by authorities vested with broad discretion. We continually monitor developments in this area. If we or our third parties with which we contract fail to comply with these laws, or if these laws are interpreted in a manner contrary to our interpretation or are reinterpreted or amended, or if new legislation is enacted with respect to healthcare fraud and abuse, illegal remuneration, or similar issues, we may be required to restructure our affected operations to maintain compliance with applicable law and/or be subject to liability. Such restructuring may not be possible or, if possible, may have a material adverse effect on our results of operations, financial position, or cash flows.

Environmental

We are subject to various federal, state, and local laws and regulations relating to the protection of human health and the environment. If an environmental regulatory agency finds any of our facilities to be in violation of environmental laws, penalties and fines may be imposed for each day of violation and the affected facility could be forced to cease operations. We could also incur other significant costs, such as cleanup costs or claims by third parties, as a result of violations of, or liabilities under, environmental laws. Although we believe that our environmental practices, including waste handling and disposal practices, are in material compliance with applicable laws, future claims or violations, or changes in environmental laws, could have a material adverse effect on our results of operations, financial position or cash flows.

State Regulation of Insurance-Related Products

Laws in each of the states in which we operate our business regulate our operations including: capital adequacy and other licensing requirements, policy language describing benefits, mandated benefits and processes, entry, withdrawal or re-entry into a state or market, rate increases, delivery systems, utilization review procedures, quality assurance, complaint systems, enrollment requirements, claim payments, marketing, and advertising. The products we offer are sold under licenses issued by the applicable insurance regulators.

Certain of our licensed insurance subsidiaries are also subject to regulation under state insurance holding company regulations. These regulations generally require, among other things, prior approval and/or notice of new products, rates, benefit changes, and certain material transactions, including dividend payments, purchases or sales of assets, intercompany agreements, and the filing of various financial and operational reports.

If any of our plans or operations are found to violate these or other government laws or regulations, we could suffer severe consequences that would have a material adverse effect on our business, results of operations, financial condition, cash flows, reputation and stock price, including:

•	suspension or termination of one or more of our plans;

•	refunds of amounts received in violation of law or applicable payment program requirements dating back to the applicable statute of limitation periods;

•	loss of our required government certifications;

•	loss of our licenses required to operate our clinics and in-house care delivery programs;

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criminal or civil liability, fines, damages or monetary penalties for violations of healthcare fraud and abuse laws, including the federal Anti-Kickback Statute, Stark Law and FCA, or other failures to meet regulatory requirements;

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enforcement actions by governmental agencies and/or state law claims for monetary damages by members who believe their PHI has been used, disclosed or not properly safeguarded in violation of federal or state patient privacy laws, including HIPAA and the Privacy Act of 1974;

•	mandated changes to our practices or procedures that significantly increase operating expenses;

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imposition of and compliance with corporate integrity agreements that could subject us to ongoing audits and reporting requirements as well as increased scrutiny of our billing and business practices which could lead to potential fines, among other things;

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termination of various relationships and/or contracts related to our business, including joint venture arrangements, medical director agreements, real estate leases and consulting agreements with physicians; and

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harm to our reputation which could negatively impact our business relationships, affect our ability to attract and retain members and physicians, affect our ability to obtain financing and decrease access to new business opportunities, our ability to develop relationships with providers, among other things.

If we are unable to effectively adapt to changes in the healthcare industry, including changes to laws and regulations regarding or affecting the U.S. healthcare reform, our business may be harmed.

Due to the importance of the healthcare industry in the lives of all Americans, federal, state, and local legislative bodies frequently pass legislation and promulgate regulations relating to healthcare reform or that affect the healthcare industry. As has been the trend in recent years, it is reasonable to assume that there will continue to be increased government oversight and regulation of the healthcare industry in the future. We cannot predict the ultimate content, timing or effect of any new healthcare legislation or regulations, nor is it possible at this time to estimate the impact of potential new legislation or regulations on our business. It is possible that future legislation enacted by Congress or state legislatures, or regulations promulgated by regulatory authorities at the federal or state level, could adversely affect our business or could change the operating environment of our clinical staff and external providers. It is possible that the changes in Medicare, Medicaid or other governmental healthcare program reimbursements may serve as precedent to possible changes in other payors’ reimbursement policies in a manner adverse to us. Similarly, changes in the private payor reimbursements could lead to adverse changes to Medicare, Medicaid and other governmental healthcare programs, which could have a material adverse effect on our business, financial condition and results of operations.

The policies and decisions of the federal and state governments regarding the Medicare Advantage program in which we participate have a substantial impact on our profitability. These governmental policies and decisions, which we cannot predict with certainty, directly shape the revenues given to us under the Medicare Advantage program, the eligibility and enrollment of our members, the services we provide to our members, and our administrative, healthcare services, and other costs associated with the Medicare Advantage program. Legislative or regulatory actions, such as changes to the Medicare Advantage program, those resulting in a reduction in payments to us, an increase in our cost of administrative and healthcare services, or additional fees, taxes or assessments, may have a material adverse effect on our results of operations, financial position, and cash flows.

While we believe that we have structured our agreements and operations in material compliance with applicable healthcare laws and regulations, we may be unable successfully address changes in the current regulatory environment. In addition, some of the healthcare laws and regulations applicable to us are subject to limited or evolving interpretations, and a review of our business or operations by a court, law enforcement or a regulatory authority might result in a determination that could have a material adverse effect on us. Furthermore, the healthcare laws and regulations applicable to us may be amended or interpreted in a manner that could have a material adverse effect on our business, prospects, results of operations and financial condition.

If we lost the services of the licensed physicians who own our VIEs for any reason, the contractual arrangements with our VIEs could be in jeopardy.

Because of regulations preventing the corporate practice of medicine, certain of our affiliated physician practice groups that operate our clinics are wholly owned or primarily owned by physicians employed by us. Although we retain the right to direct the transfer of these ownership arrangements to other licensed physicians, if current owners died, were incapacitated or otherwise was no longer affiliated with us, there could be a material adverse effect on the relationship between us and the variable interest entities (“VIEs”) and, therefore, our business operations could be adversely affected.

The contractual arrangements we have with our VIEs is not as secure as direct ownership of such entities.

Because of laws prohibiting the corporate practice of medicine, we enter into contractual arrangements to manage certain of our affiliated physician practice groups, which allows us to consolidate those groups for financial reporting purposes. If we were to hold such groups directly, we would be able to exercise our rights as an equity holder directly to effect changes in the boards of directors of those entities, which could effect changes at the management and operational level. In contrast, under our current contractual arrangements with our physician groups, we may not be able to directly change the members of the boards of directors of these entities and would have to rely on the entities and the entities’ equity holders to perform their obligations in order to exercise our control over the entities. If any of these affiliated entities or their equity holders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements.

Changes in tax laws may adversely affect us, and the Service or a court may disagree with tax positions taken by us, which may result in adverse effects on our financial condition or the value of our common stock.

The Tax Cuts and Jobs Act (the “TCJA”), enacted on December 22, 2017, significantly affected U.S. tax law, including by changing how the U.S. imposes tax on certain types of income of corporations and by reducing the U.S. federal corporate income tax rate to 21%. It also imposed new limitations on a number of tax benefits, including deductions for business interest, use of net operating loss carry forwards, taxation of foreign income and the foreign tax credit, among others.

The CARES Act, enacted on March 27, 2020, in response to the COVID-19 pandemic, further amended the U.S. federal tax code, including in respect of certain changes that were made by the TCJA, generally on a temporary basis. There can be no assurance that future tax law changes will not increase the rate of the corporate income tax significantly, impose new limitations on deductions, credits or other tax benefits, or make other changes that may adversely affect our business, cash flows or financial performance. In addition, the Service has yet to issue guidance on a number of important issues regarding the changes made by the TCJA and the CARES Act. In the absence of such guidance, we will take positions with respect to a number of unsettled issues. There is no assurance that the Service or a court will agree with the positions taken by us, in which case tax penalties and interest may be imposed that could adversely affect our business, cash flows or financial performance.

Risks Related to Our Indebtedness

Our existing indebtedness could adversely affect our business and growth prospects.

As of December 31, 2020, we had $149.9 million in principal amount (including the payment-in-kind balance and commitment fees) outstanding under our term loan maturing in June 2023. Our indebtedness, or any additional indebtedness we may incur, could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

Our indebtedness and the cash flow needed to satisfy our debt have important consequences, including:

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limiting funds otherwise available for financing our capital expenditures by requiring us to dedicate a portion of our cash flows from operations to the repayment of debt and the interest on this debt;

•	making us more vulnerable to rising interest rates; and

•	making us more vulnerable in the event of a downturn in our business.

Our level of indebtedness may place us at a competitive disadvantage to our competitors that are not as highly leveraged. Fluctuations in interest rates can increase borrowing costs. Increases in interest rates may directly impact the amount of interest we are required to pay and reduce earnings accordingly. In addition, developments in tax policy, such as the disallowance of tax deductions for interest paid on outstanding indebtedness, could have an adverse effect on our liquidity and our business, financial conditions and results of operations.

We expect to use cash flow from operations to meet current and future financial obligations, including funding our operations, debt service requirements and capital expenditures. The ability to make these payments depends on our financial and operating performance, which is subject to prevailing economic, industry and competitive conditions and to certain financial, business, economic and other factors beyond our control.

We may not be able to generate sufficient cash flow to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under such indebtedness, including refinancing such indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance outstanding debt obligations depends on our financial and operating performance, which will be affected by prevailing economic, industry and competitive conditions and by financial, business and other factors beyond our control. We may not be able to maintain a sufficient level of cash flow from operating activities to permit us to pay the principal, premium, if any, and interest on our indebtedness. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in penalties or defaults, which would also harm our ability to incur additional indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or seek to restructure or refinance our indebtedness. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such cash flows and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service obligations. If we cannot meet our debt service obligations, the holders of our indebtedness may accelerate such indebtedness and, to the extent such indebtedness is secured, foreclose on our assets. In such an event, we may not have sufficient assets to repay all of our indebtedness.

We may need to refinance all or a portion of our indebtedness before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. We may not be able to obtain sufficient funds to enable us to repay or refinance our debt obligations on commercially reasonable terms, or at all.

The terms and conditions of our term loan maturing in June 2023 (the “Term Loan”) restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

Our Term Loan contains a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including restrictions on our ability to:

•	incur additional indebtedness or other contingent obligations;

•	create liens;

•	make investments, acquisitions, loans and advances;

•	consolidate, merge, liquidate or dissolve;

•	sell, transfer or otherwise dispose of our assets;

•	pay dividends on our equity interests or make other payments in respect of capital stock; and

•	materially alter the business we conduct.

The restrictive covenants in our Term Loan require us to satisfy certain financial condition tests, including to maintain: a minimum liquidity of $6 million of unencumbered cash and permitted cash equivalent investments, as defined, on a consolidated basis, at least $10 million in consolidated accounts at the end of each calendar day and minimum consolidated revenue amounts. Our ability to satisfy those tests can be affected by events beyond our control. As of December 31, 2020, we were in compliance with the financial covenants.

A breach of the covenants or restrictions under the Term Loan could result in an event of default under such document. Such a default may allow the creditors to accelerate the related debt. In the event the holders of our indebtedness accelerates the repayment, we may not have sufficient assets to repay that indebtedness or be able to borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms acceptable to us. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions, along with restrictions that may be contained in agreements evidencing or governing other future indebtedness, may affect our ability to grow in accordance with our growth strategy.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms or at all. If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests. If we engage in additional debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. In addition, the covenants in our Term Loan may limit our ability to obtain additional debt, and any failure to adhere to these covenants could result in penalties or defaults that could further restrict our liquidity or limit our ability to obtain financing. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:

•	develop and enhance our member services;

•	continue to expand our organization;

•	hire, train and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	pursue acquisition opportunities.

Risks Related to Our Common Stock and This Offering

The Lead Sponsors control us, and their interests may conflict with ours or yours in the future.

Immediately following this offering, funds managed by General Atlantic LLC (“General Atlantic”) and Warburg Pincus LLC (“Warburg Pincus” and, together with General Atlantic, the “Lead Sponsors”) will beneficially own approximately 55.6% of our common stock, or 53.6% if the underwriters exercise in full their option to purchase additional shares, which means that, based on their combined percentage voting power held after the offering, the Lead Sponsors together will control the vote of all matters submitted to a vote of our shareholders, which will enable them to control the election of the members of our board of directors (the “Board”) and all other corporate decisions. Even when the Lead Sponsors cease to own shares of our stock representing a majority of the total voting power, for so long as the Lead Sponsors continue to own a significant percentage of our stock, the Lead Sponsors will still be able to significantly influence the composition of our Board and the approval of actions requiring shareholder approval. Accordingly, for such period of time, the Lead Sponsors will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and amending our charter and bylaws, which govern the rights attached to our common stock. In particular, for so long as the Lead Sponsors continue to own a significant percentage of our stock, the Lead Sponsors will be able to cause or prevent a change of control of us or a change in the composition of our Board and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of us and ultimately might affect the market price of our common stock.

In addition, in connection with this offering, we will enter into a Stockholders Agreement with the Lead Sponsors that provides (x) General Atlantic the right to designate: (i) four of the nominees for election to our Board for so long as General Atlantic beneficially owns at least 35% of our common stock then outstanding; (ii) three of the nominees for election to our Board for so long as General Atlantic beneficially owns less than 35% but at least 25% of our common stock then outstanding; (iii) two of the nominees for election to our Board for so long as General Atlantic beneficially owns less than 25% but at least 15% of our common stock then outstanding; and (iv) one of the nominees for election to our Board for so long as General Atlantic beneficially owns less than 15% but at least 5% of our common stock then outstanding and (y) Warburg Pincus the right to designate one of the nominees for election to our Board for so long as Warburg Pincus beneficially owns at least 5% of our common stock then outstanding. The Lead Sponsors may also assign such right to their affiliates. See “Certain Relations and Related Party Transactions—Stockholders Agreement” for more details with respect to the Stockholders Agreement.

The Lead Sponsors and their affiliates engage in a broad spectrum of activities, including investments in the healthcare industry generally. In the ordinary course of their business activities, the Lead Sponsors and their affiliates may engage in activities where their interests conflict with our interests or those of our other shareholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Our certificate of incorporation to be effective in connection with the closing of this offering will provide that none of the Lead Sponsors, any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or its affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate.

The Lead Sponsors also may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. In addition, the Lead Sponsors may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

We are an “emerging growth company” and we expect to elect to comply with reduced public company reporting requirements, which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we are eligible for certain exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved, (iv) not being required to provide audited financial statements for the year ended December 31, 2018, or five years of Selected Consolidated Financial Data in this prospectus and (v) an extended transition period to comply with new or revised accounting standards applicable to public companies. We could be an emerging growth company for up to five years after the first sale of our common stock pursuant to an effective registration statement under the Securities Act, which fifth anniversary will occur in 2026. If, however, certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceeds $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have made certain elections with regard to the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced disclosure obligations in future filings. In addition, we will choose to take advantage of the extended transition period to comply with new or revised accounting standards applicable to public companies. As a result, the information that we provide to holders of our common stock may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our common stock less attractive as a result of reliance on these exemptions. If some investors find our common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our common stock and the market price for our common stock may be more volatile.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

As a public company, we will incur legal, accounting and other expenses that we did not previously incur. We will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Sarbanes-Oxley Act, the listing requirements of and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires that we file annual, quarterly and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting, as discussed further below. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert our management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition and results of operations.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and there could be a material adverse effect on our business, financial condition and results of operations.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting in order to comply with Section 404 of the Sarbanes-Oxley Act. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our common stock. In addition, because of our status as an emerging growth company, you may not be able to depend on any attestation from our independent registered public accountants as to our internal control over financial reporting.

When we become a public company following this initial public offering, we will be required by Section 404 of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in our second annual report following the completion of this offering. The process of designing and implementing internal control over financial reporting required to comply with this requirement will be time-consuming, costly and complicated. If during the evaluation and testing process we identify one or more material weaknesses or significant deficiencies in our internal control over financial reporting, our management may be unable to assert that our internal control over financial reporting is effective. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed. However, our independent registered public accounting firm will not be required to attest formally to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the filing of our second annual report following the completion of this offering or the date we are no longer an “emerging growth company,” as defined in the JOBS Act. Accordingly, you may not be able to depend on any attestation concerning our internal control over financial reporting from our independent registered public accountants for the foreseeable future.

We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.

Provisions of our corporate governance documents could make an acquisition of us more difficult and may prevent attempts by our shareholders to replace or remove our current management, even if beneficial to our shareholders.

In addition to the Lead Sponsors’ beneficial ownership of a combined 55.6% of our common stock after this offering (or 53.6% if the underwriters exercise in full their option to purchase additional shares), our certificate of incorporation and bylaws to be effective in connection with the closing of this offering and the Delaware General Corporation Law (the “DGCL”), contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. Among other things, these provisions:

•

allow us to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without shareholder approval, and which may include supermajority voting, special approval, dividend, or other rights or preferences superior to the rights of shareholders;

•	provide for a classified board of directors with staggered three-year terms;

•	prohibit shareholder action by written consent from and after the date on which the Lead Sponsors beneficially own, in the aggregate, less than 40% of our common stock then outstanding;

•

provide that any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class; and

•

establish advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by shareholders at shareholder meetings, provided, however, that at any time a Lead Sponsor beneficially owns, in the aggregate, at least 40% of our common stock then outstanding, such advance notice provision will not apply to that Lead Sponsor.

Our certificate of incorporation to be effective in connection with the closing of this offering will contain a provision that provides us with protections similar to Section 203 of the DGCL, and will prevent us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person (excluding the Lead Sponsors and any of their direct or indirect transferees and any group as to which such persons are a party) acquired such common stock, unless Board or shareholder approval is obtained prior to the acquisition. See “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws.” These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and cause us to take other corporate actions you desire, including actions that you may deem advantageous, or negatively affect the trading price of our common stock. In addition, because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our shareholders to replace current members of our management team.

These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for shareholders or potential acquirers to obtain control of our Board or initiate actions that are opposed by our then-current Board, including delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

For information regarding these and other provisions, see “Description of Capital Stock.”

The provision of our certificate of incorporation requiring exclusive forum in the Court of Chancery of the State of Delaware or the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Pursuant to our certificate of incorporation to be effective in connection with the closing of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action”, will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which there is exclusive federal or concurrent federal and state jurisdiction. Additionally, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or stockholders, which may discourage lawsuits with respect to such claims. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions. Further, in the event a court finds any such exclusive forum provision contained in our certificate of incorporation to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition. Our certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our certificate of incorporation described above. See “Description of Capital Stock—Exclusive Forum.” The forum selection clauses in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

General Risk Factors

If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on an assumed initial public offering price of $18.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $16.10 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed 54.0% of the aggregate price paid by all purchasers of our common stock but will own only approximately 14.5% of our common stock outstanding after this offering. See “Dilution” for more detail.

An active, liquid trading market for our common stock may not develop, which may limit your ability to sell your shares.

Prior to this offering, there was no public market for our common stock. Although we have applied to list our common stock on Nasdaq under the symbol “ALHC,” an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations between us, the selling stockholders and the underwriters and may not be indicative of market prices of our common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our common stock. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by issuing shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Our operating results and stock price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. Our operating results and the trading price of our shares may fluctuate in response to various factors, including:

•	market conditions in our industry or the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new solutions or services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales, or anticipated sales, of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	litigation and governmental investigations;

•	changing economic conditions;

•	investors’ perception of us;

•	events beyond our control such as weather and war; and

•	any default on our indebtedness.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our shares to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have 187,273,782 outstanding shares of common stock based on the number of shares outstanding as of March 17, 2021 and assuming an initial public offering price of $18.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. This includes shares that we are selling in this offering, which may be resold in the public market immediately. Following the consummation of this offering, shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under lock-up agreements executed in connection with this offering described in “Underwriting” and restricted from immediate resale under the federal securities laws as described in “Shares Eligible for Future Sale.” All of these shares will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreement by the representatives on behalf of the underwriters. We also intend to register shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Because we have no current plans to pay regular cash dividends on our common stock following this offering, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur. See “Dividend Policy” for more detail.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

The trading market for our shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Our certificate of incorporation will authorize us to issue one or more series of preferred stock. Our Board will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium to the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.

Future sales of substantial amounts of our common stock, or the possibility that such sales could occur, could adversely affect the market price of our common stock.

Future sales in the public market of shares of our common stock, including any shares of common stock issued upon exercise of stock options, stock appreciation rights, restricted shares, dividend equivalents, other stock-based awards (including RSUs) and performance awards that may be issued in connection with the Corporate Reorganization, the IPO Grants or under the 2021 Plan or the perception by the market that these sales could occur, could lower the market price of our common stock or make it difficult for us to raise additional capital.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	our history of net losses, and our ability to achieve or maintain profitability in an environment of increasing expenses;

•

the impact of the COVID-19 pandemic or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide on our business, financial condition and results of operations;

•	the effect of our relatively limited operating history on investors’ ability to evaluate our current business and future prospects;

•	the viability of our growth strategy and our ability to realize expected results;

•	our ability to attract new members;

•	the quality and pricing of our products and services;

•	our ability to maintain a high rating for our plans on the Five Star Quality Rating System;

•	our ability to develop and maintain satisfactory relationships with care providers that service our members;

•	our ability to manage our growth effectively, execute our business plan, maintain high levels of service and member satisfaction or adequately address competitive challenges;

•	our ability to compete in the healthcare industry;

•	the impact on our business of security breaches, loss of data or other disruptions causing the compromise of sensitive information or preventing us from accessing critical information;

•	the impact on our business of disruptions in our disaster recovery systems or management continuity planning;

•	the cost of legal proceedings and litigation, including intellectual property and privacy disputes;

•	risks associated with being a government contractor;

•	the impact on our business of the healthcare services industry becoming more cyclical;

•	our ability to manage acquisitions, divestitures and other significant transactions successfully;

•	our ability to maintain, enhance and protect our reputation and brand recognition;

•	our ability to effectively invest in, implement improvements to and properly maintain the uninterrupted operation and data integrity of our information technology and other business systems;

•	our ability to obtain, maintain, protect and enforce intellectual property protection for our technology;

•	the potential adverse impact of claims by third parties that we are infringing on, misappropriating or otherwise violating their intellectual property rights;

•	our ability to protect the confidentiality of our trade secrets, know-how and other internally developed information;

•	the impact of any restrictions on our use of or ability to license data or our failure to license data and integrate third-party technologies;

•	risks associated with our use of “open-source” software;

•	our dependence on our senior management team and other key employees;

•	the concentration of our health plans in California, North Carolina and Nevada;

•	the impact on our business of an economic downturn;

•	our management team’s limited experience managing a public company;

•	our ability to maintain our corporate culture;

•	the impact of shortages of qualified personnel and related increases in our labor costs;

•	the risk that our records may contain inaccurate or unsupportable information regarding risk adjustment scores of members;

•	our ability to accurately estimate incurred but not reported medical expenses;

•	the impact of negative publicity regarding the managed healthcare industry;

•	the impact of federal efforts to reduce Medicare spending;

•	the impact of weather and other factors beyond our control on our clinics, the centers out of which our external providers operate, and the facilities that host our AVA platform;

•	our dependence on reimbursements by CMS and premium payments by individuals;

•	the impact on our business of renegotiation, non-renewal or termination of risk agreements with hospitals, physicians, nurses, pharmacists and medical support staff;

•	risks associated with estimating the amount of liabilities that we recognize under our risk agreements with providers;

•	our ability to develop and maintain proper and effective internal control over financial reporting;

•	the potential adverse impact of legal proceedings and litigation;

•	the impact of reductions in the quality ratings of our health plans;

•	the risk of our agreements with care providers being deemed invalid;

•	the impact on our business of the termination of our leases, increases in rent or inability to renew or extend leases;

•	our ability to engage and maintain our relationships with hospitals, physicians, nurses, pharmacists and medical support staff;

•	the impact of state and federal efforts to reduce Medicare spending;

•	our ability to comply with applicable federal, state and local rules and regulations, including those relating to data privacy and security; and

•	other factors disclosed in the section entitled “Risk Factors” and elsewhere in this prospectus.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based on many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the information presented in this prospectus is generally reliable, forecasts, assumptions, expectations, beliefs, estimates and projects involve risk and uncertainties and are subject to change based on various factors, including those described under “Forward-Looking Statements” and “Risk Factors.”

Throughout this prospectus, all references to “Net Promoter Score” or “NPS” are to a measure of satisfaction widely used in the healthcare industry. We calculate NPS based on responses to member surveys, conducted by a third party administrator (either telephonically or online) that selects a random sample of members to participate. The surveys ask the consumer to rank, on a scale of one to 10, how likely the member would be to recommend Alignment to a friend or relative. We assign the designation of “Promoter” to respondents who provide a score of 9 or 10, the designation of “Neutral” to respondents who provide a score of 7 or 8, and the designation of “Detractor” to respondents who provide a score of 0 to 6. We then subtract the percentage of Detractors from Promoters to determine our overall Net Promoter Score. We believe that this method of calculation aligns with industry standards and that this metric is meaningful for investors because of the correlation between Net Promoter Score and consumer satisfaction.

Throughout this prospectus, all references to the “Five-Star Rating System” or “Star rating” are to a measure used by the CMS to rate the performance of Medicare Advantage and Part D plans. Medicare Advantage Plans are rated on how well they perform in five different categories: (1) staying healthy: screenings, tests, and vaccines, (2) managing chronic (long-term) conditions, (3) plan responsiveness and care, (4) member complaints, problems getting services, and choosing to leave the plan, and (5) health plan customer service. Part D plans are rated on how well they perform in four different categories: (1) drug plan customer service, (2) member complaints, problems getting services, and choosing to leave the plan, (3) member experience with the drug plan, and (4) drug pricing and member safety. Ratings range from one to five stars, with five being the highest and one being the lowest. Plans are rated in each individual category. Medicare also assigns Medicare Advantage plans one overall star rating to summarize the plan’s performance as a whole.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $360.0 million, assuming an initial public offering price of $18.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us. For an analysis of how the foregoing information would change if the initial public offering price is not equal to the midpoint of the estimated range, see “Pricing Sensitivity Analysis.”

We will not receive any proceeds from the sale of shares in this offering by the selling stockholders, including upon the sale of shares if the underwriters exercise their over-allotment option. After deducting underwriting discounts and commissions, the selling stockholders will receive approximately $92.6 million of net proceeds from this offering (or approximately $161.2 million if the underwriters exercise their over-allotment option in full). See “Principal and Selling Stockholders”.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and enable access to the public equity markets for us and our shareholders. We expect to use the net proceeds of this offering for working capital and general corporate purposes, including continued investments in the growth of our business, and strengthening our balance sheet by potentially repaying debt. At this time, we have not specifically identified a large single use for which we intend to use the net proceeds and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us. Pending the use of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade and interest-bearing instruments.

We may also use a portion of our net proceeds to acquire or invest in complementary businesses, products, services or technologies. However, we do not have agreements or commitments for any acquisitions or investments at this time.

Each $1.00 increase or decrease in the assumed initial public offering price of $18.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $20.3 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

Each 1,000,000 increase or decrease in the number of shares offered would increase or decrease the net proceeds to us from this offering by approximately $16.8 million, assuming that the assumed initial public offering price per share for the offering remains at $18.00, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to potentially repay any indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, because we are a holding company, our ability to pay dividends on our common stock may be limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us. Any future determination to pay dividends will be at the discretion of our Board, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board may deem relevant.

CORPORATE REORGANIZATION

We historically operated as a Delaware limited liability company under the name Alignment Healthcare Holdings, LLC. On March 17, 2021, Alignment Healthcare Holdings, LLC converted into a Delaware corporation pursuant to a statutory conversion and changed its name to Alignment Healthcare, Inc. As a result of this conversion, Alignment Partners became the sole holder of shares of common stock of Alignment Healthcare, Inc.

Prior to the closing of this offering, (i) Alignment Healthcare, Inc. will effect an approximately 1 for 260 split of its common stock, assuming an initial public offering price of $18.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus and (ii) Alignment Partners will merge with and into Alignment Healthcare, Inc., with Alignment Healthcare, Inc. surviving the merger. The actual ratio to be applied in the Stock Split will be determined following the pricing of this offering, based on the initial public offering price. Pursuant to the Company Merger, the partners of Alignment Partners will receive all of the then-outstanding shares of common stock of Alignment Healthcare, Inc. in exchange for their units in Alignment Partners, as follows:

•	holders of Class A Units of Alignment Partners will receive 140,412,507 shares of common stock;

•	holders of Class B Units of Alignment Partners will receive 5,483,219 shares of common stock and 1,259,772 shares of restricted stock;

•	holders of Class C Units of Alignment Partners will receive 8,119,763 shares of common stock and 8,788,528 shares of restricted stock; and

•	holders of stock appreciation rights will receive 635,724 shares of common stock and 300,489 shares of restricted stock.

See “Executive Compensation” for additional information.

We will be a holding company and upon consummation of this offering and the application of net proceeds therefrom our sole asset will be the capital stock of our wholly owned subsidiaries, including Alignment Healthcare USA, LLC. Alignment Healthcare Holdings, LLC will be the predecessor of the issuer for financial reporting purposes. Accordingly, this prospectus contains the historical financial statements of Alignment Healthcare Holdings, LLC and its consolidated subsidiaries. Alignment Healthcare, Inc. will be the reporting entity following this offering.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, marketable securities and our capitalization as of December 31, 2020:

•	on an actual basis;

•

on a pro forma basis to give effect to (1) the Corporate Conversion, (2) the Corporate Reorganization and (3) the effectiveness of our certificate of incorporation upon the closing of this offering; and

•

on a pro forma as adjusted basis to give further effect to (1) the Stock Payment and (2) our issuance and sale of shares of our common stock in this offering at an assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds of this offering as set forth under “Use of Proceeds.”

Our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the sections of this prospectus titled “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Pricing Sensitivity Analysis” and “Description of Capital Stock.”

	As of December 31, 2020
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except unit/share data)
Cash and cash equivalents	$207,311	$207,311	$567,359

Long-term debt, net of debt issuance costs	$144,168	$144,168	$144,168
Members’ equity:
Units, without par value; 631,247 units issued and outstanding, actual; no units authorized, issued or outstanding, pro forma and pro forma as adjusted	30,611	—	—
Stockholders’ equity:
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; 100,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.001 par value; no shares issued and outstanding, actual; 1,000,000,000 shares authorized, 165,000,000 issued and outstanding, pro forma; 1,000,000,000 shares authorized, 187,273,782 shares issued and outstanding, pro forma as adjusted	—	30,611	390,659
Accumulated equity
Total members’ surplus / stockholders’ equity	30,611	30,611	390,659

Total capitalization	$174,779	$174,779	$534,827

A $1.00 increase or decrease in the assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets, total stockholders’ equity and total capitalization by approximately $20.3 million, assuming no change in the number of shares offered by us, as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions.

An increase or decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents, working capital, total assets, total stockholders’ equity and total capitalization on a pro forma as adjusted basis by $16.8 million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions.

The table above excludes 12,709,624 shares of common stock underlying the IPO Grants and 8,034,820 additional shares of common stock reserved for future issuance under the 2021 Plan, which will be adopted in connection with this offering.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the as adjusted net tangible book value per share of our common stock immediately after this offering.

As of December 31, 2020, we had a pro forma net tangible book value of $(4.0) million, or $(0.02) per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of December 31, 2020, after giving effect to the Corporate Conversion and the Corporate Reorganization.

After giving effect to the Stock Payment, the sale of shares of common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, and the application of the net proceeds of this offering as set forth under “Use of Proceeds” at an assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus, our pro forma as adjusted net tangible book value as of March 17, 2021 would have been approximately $356.0 million, or approximately $1.90 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.92 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $16.10 per share to investors participating in this offering at the assumed initial public offering price.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$18.00
Pro forma net tangible book value per share as of December 31, 2020	$(0.02)
Increase in pro forma net tangible book value per share attributable to the investors in this offering	$1.92
Pro forma as adjusted net tangible book value per share after giving effect to the Stock Payment and this offering		$1.90

Dilution in pro forma as adjusted net tangible book value per share to the investors in this offering		$16.10

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase or decrease in the assumed initial public offering price of $18.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $0.11, and would increase or decrease the dilution per share to the investors in this offering by $0.89, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. Similarly, each increase or decrease of one million shares in the number of shares of common stock offered by us would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $0.08 and would decrease or increase dilution per share to investors in this offering by $0.08, assuming the assumed initial public offering price, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after this offering would be $1.90, and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering would be $16.10.

The following table presents, on a pro forma as adjusted basis as of December 31, 2020, after giving effect to the Corporate Conversion, the Corporate Reorganization and the Stock Payment, the differences between our existing stockholders investors purchasing shares of our common stock in this offering, with respect to the number of shares purchased, the total consideration paid to us, and the average price per share paid by our existing stockholders or to be paid to us by investors purchasing shares in this offering at an assumed offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percentage	Amount	Percentage
Existing stockholders(1)	165,573,782	86%	$417,232,850	46%	$2.52
New investors	27,200,000	14	489,600,000	54	18.00
Total	192,773,782	100%	$906,832,850	100%	$4.70

(1)

Does not give effect to the sale of shares by the selling stockholders in this offering or the exercise by the underwriters of the over-allotment option and includes an estimated 573,782 shares related to the Stock Payment.

After giving effect to the sale of 5,500,000 shares by the selling stockholders in this offering, the percentage of our shares held by existing stockholders would be 85.5% and the percentage of our shares held by new investors would be 14.5%. If the underwriters were to exercise in full their over-allotment option to purchase an additional 4,080,000 shares from the selling stockholders, the percentage of our shares held by existing stockholders would be 83.3%, and the percentage of our shares held by new investors would be 16.7%.

A $1.00 increase in the assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $27.2 million and increase or decrease the percent of total consideration paid by new investors by 1.3%, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the underwriting discounts and commissions payable by us.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. After giving effect to sales of shares in this offering, assuming the underwriters’ option to purchase additional shares is exercised in full, our existing stockholders would own 83.3% and our new investors would own 16.7% of the total number of shares of our common stock outstanding after this offering.

In addition, to the extent we issue any stock options or any stock options are exercised, or we issue any other securities or convertible debt in the future, investors participating in this offering may experience further dilution.

Except as otherwise indicated, the above discussion and tables are based on shares of our common stock outstanding as of December 31, 2020, after giving effect to the Corporate Conversion, the Corporate Reorganization and the Stock Payment and exclude 12,709,624 shares of common stock underlying the IPO Grants and 8,034,820 additional shares of common stock reserved for future issuance under the 2021 Plan, which will be adopted in connection with this offering.

For a further analysis of how dilution may change if the initial offering price is not equal to the midpoint of the estimated range, see “Pricing Sensitivity Analysis.”

PRICING SENSITIVITY ANALYSIS

Throughout this prospectus we provide information assuming that the initial public offering price per share in this offering is $18.00, which is the midpoint of the range set forth on the cover page of this prospectus. However, some of this information will be affected if the initial public offering price per share in this offering is different from the midpoint of the estimated price range. The following table presents how some of the information set forth in this prospectus would be affected by an initial public offering price per share of common stock at the low-, mid- and high-points of the price range indicated on the cover page of this prospectus, assuming that the underwriters’ option to purchase additional shares of common stock is not exercised and that the number of shares of common stock offered remains the same as that set forth on the cover page of this prospectus.

	Initial Public Offering Price per Share of Common Stock
	$17.00	$18.00	$19.00
	(Dollars in millions, except share and per share data)
Outstanding Shares of Common Stock Following the Offering
Shares of common stock held by the Public (assumes no exercise of the underwriters’ option to purchase additional shares)	27,200,000	27,200,000	27,200,000
Shares held by the Public from the full exercise of the underwriters’ option to purchase additional shares	4,080,000	4,080,000	4,080,000
Shares of common stock held by existing holders	145,353,676	145,071,211	144,818,525
Shares of restricted stock held by existing holders	10,066,324	10,348,789	10,601,475
Shares held by our third-party business partners from the Stock Payment	607,531	573,782	543,580

Total shares of common and restricted stock after the offering	187,307,531	187,273,782	187,243,580

Ownership Percentages Following the Offering:
Shares of common stock held by the Public (assumes no exercise of the underwriters’ option to purchase additional shares)	14.5%	14.5%	14.5%
Shares held by the Public from the full exercise of the underwriters’ option to purchase additional shares	2.2%	2.2%	2.2%
Total common and restricted stock held by existing holders	83.0%	83.0%	83.0%
Shares held by our third-party business partners from the Stock Payment	0.3%	0.3%	0.3%

	100.0%	100.0%	100.0%

Use of Proceeds
Proceeds from offering, net of underwriting discounts, to us	$344.9	$365.2	$385.5
Estimated offering expenses to be borne by us	$5.2	$5.2	$5.2

Remaining proceeds to us	$339.8	$360.0	$380.3

Cash and Cash Equivalents and Capitalization:
Cash and cash equivalents	$547.1	$567.4	$587.6

Total long term debt, net of issuance costs	$144.2	$144.2	$144.2
Total stockholders’ equity	$370.4	$390.7	$410.9

Total capitalization	$514.5	$534.8	$555.1

Dilution:
Pro forma net tangible book value per share after the offering	$1.79	$1.90	$2.01
Dilution in pro forma net tangible book value per share to investors in this offering	$15.21	$16.10	$16.99

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present our selected consolidated financial data. The selected consolidated statement of operations data for the years ended December 31, 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2020 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus.

Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the selected historical financial data below in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Pricing Sensitivity Analysis” and the financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2019	2020
(dollars in thousands, except unit and per unit amounts)
Revenues:
Earned premiums	$753,973	$955,393
Other	2,988	3,829

Total revenues	756,961	959,222
Expenses:
Medical expenses	661,389	792,992
Selling, general and administrative expenses	110,134	156,398
Depreciation and amortization	14,922	15,095

Total expenses	786,445	964,485

Loss from operations	(29,484)	(5,263)
Other expense:
Interest expense	14,897	16,931
Other expenses	351	732

Total other expenses	15,248	17,663

Loss before income taxes	(44,732)	(22,926)
Provision for income taxes	—	—

Net loss	$(44,732)	$(22,926)

Weighted-Average Number of Membership Units Outstanding – Basic and Diluted	566,200	620,939
Net Loss Per Unit – Basic and Diluted	$(79.00)	$(36.92)

Other financial data:
Adjusted EBITDA(1)	$(12,095)	$11,852

(1)

Adjusted EBITDA is a non-GAAP financial measure that we define as net income (loss) before interest expense, income taxes, depreciation and amortization expense, reorganization and transaction-related expenses and equity-based compensation expense. Adjusted EBITDA is a key measure used by our management and our Board to understand and evaluate our operating performance and trends, to prepare and approve our annual budget and to develop short and long-term operating plans. In particular, we believe that the exclusion of the amounts eliminated in calculating Adjusted EBITDA provides useful measures for period-to-period comparisons of our business. Given our intent to continue to invest in our platform and the scalability of our business in the short to medium-term, we believe Adjusted EBITDA over the long term will be an important indicator of value creation. Adjusted EBITDA should not be considered in isolation of, or as an alternative to, measures prepared in accordance with GAAP. There are a number of limitations related to the use of Adjusted EBITDA in lieu of net income (loss), which is the most directly comparable financial measure calculated in accordance with GAAP. Our use of the term Adjusted EBITDA may vary from the use of similar terms by other companies in our industry and accordingly may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA is reconciled as follows:

	Year Ended December 31,
	2019	2020
(dollars in thousands)
Net income (loss)	$(44,732)	$(22,926)
Add back:
Interest expense	$14,897	$16,931
Income taxes	—	—
Depreciation and amortization	$16,583	$15,461
Reorganization and transaction-related expenses(1)	—	$262

EBITDA	$(13,252)	$9,728

Equity-based compensation (incentive units)	$1,157	$2,124

Adjusted EBITDA	$(12,095)	$11,852

(1)	Represents legal, professional, accounting and other advisory fees related to the Corporate Conversion, the Corporate Reorganization and this offering that are considered nonrecurring.

	Year Ended December 31,
	2019	2020
As Adjusted Pro Forma Per Share Data(1):
As Adjusted Pro Forma net income (loss) per share:
Basic	$—	$(0.13)
Diluted	$—	$(0.13)
As Adjusted Pro forma weighted-average shares used in computing net income (loss) per share:(2)
Basic	—	174,191,412
Diluted	—	174,191,412

(1)

Unaudited pro forma per share information gives effect to the Corporate Conversion, the Corporate Reorganization, the Stock Payment, our sale of shares of common stock in this offering at an assumed initial public offering price of $18.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us and the application of the net proceeds of this offering as set forth under “Use of Proceeds.” Pursuant to the Corporate Conversion, all of our outstanding equity interests were converted into shares of common stock. This pro forma data is presented for informational purposes only and does not purport to represent what our net income (loss) or net income (loss) per share actually would have been had the offering and use of proceeds therefrom occurred on January 1, 2020 or to project our net income (loss) or net income (loss) per share for any future period.

(2)	Does not include restricted stock that will be outstanding upon completion of this offering.

	December 31, 2020
	Actual	Pro Forma As Adjusted(1)(2)
	(dollars in thousands)
Consolidated Balance Sheet Data:
Cash	$207,311	$567,359
Working capital(3)	$111,224	$471,272
Total assets	$338,502	$698,550
Long-term debt, net of debt issuance costs	$144,168	$144,168
Total members’ equity	$30,611	$390,659

(1)

Reflects our sale of shares of common stock in this offering at an assumed initial public offering price of $18.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us and the application of the net proceeds of this offering as set forth under “Use of Proceeds.” The Corporate Reorganization has no impact on the line items presented.

(2)

A $1.00 increase or decrease in the assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease each of cash, working capital, total assets and total equity on an as adjusted basis by approximately $20.3 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

(3)	We define working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections entitled “Risk Factors” and “Forward-Looking Statements.”

Overview

Alignment is a next generation, consumer-centric platform that is revolutionizing the healthcare experience for seniors. We deliver this experience through our Medicare Advantage plans, which are customized to meet the needs of a diverse array of seniors. Our innovative model of consumer-centric healthcare is purpose-built to provide seniors with care as it should be: high quality, low cost and accompanied by a vastly improved consumer experience. We combine a proprietary technology platform and a high-touch clinical model that enhances our members’ lifestyles and health outcomes while simultaneously controlling costs, which allows us to reinvest savings back into our platform and products to directly benefit the senior consumer. We have grown Health Plan Membership from approximately 13,000 at inception to over 81,500 today, representing a 32% compound annual growth rate across 22 markets and 3 states. Our ultimate goal is to bring this differentiated, advocacy-driven healthcare experience to millions of senior consumers in the United States and to become the most trusted senior healthcare brand in the country.

Our model is based on a flywheel concept, referred to as our “virtuous cycle”, which is designed to delight our senior consumers. We start by listening to and engaging with our seniors in order to provide a superior experience in both their healthcare and daily living needs. Through our AVA technology platform, we utilize data and predictive algorithms that are specifically designed to ensure personalized care is delivered to each member. When our information-enabled care model is combined with our member engagement, we are able to improve healthcare outcomes by, for example, reducing unnecessary hospital admissions, which in turn lowers overall costs. Our ability to manage healthcare expenditures while maintaining quality and member satisfaction is a distinct and sustainable competitive advantage. Our lower total healthcare expenditures allow us to reinvest our savings into richer coverage and benefits, which propels our growth in revenue and membership due to the enhanced consumer value proposition. As we grow, we continue to listen to and incorporate member feedback, and we are able to further enhance benefits and produce strong clinical outcomes. Our virtuous cycle, based on the principle of doing well by doing good, is highly repeatable and a core tenet of our ability to continue to expand in existing and new markets in the future.

It is this virtuous cycle, underpinned by continuous expansion and improvement in our technology platform, that has enabled us to achieve revenues of $959.2 million for the year ended December 31, 2020, representing a revenue compound annual growth rate of 40% from our founding in 2013 through the fourth quarter of 2020.

Medicare Advantage Background

Today, seniors are confronted with a healthcare landscape that is fragmented across disparate point solutions, tools and vendors, without an accessible, coordinated approach to comprehensive care delivery. Under the traditional Medicare FFS model, seniors receive access to hospital insurance benefits (“Part A”) and outpatient services (“Part B”) directly from CMS. Original Medicare (Part A and B) does not include prescription drug coverage (“Part D”), and most seniors enrolled in original Medicare opt to obtain Part D and other protection for gaps in their coverage by purchasing costly Medicare supplement insurance plans. In contrast, Medicare Advantage plans are direct-to-consumer and provide a single point of care delivery for Part A, Part B and often Part D coverage. Medicare Advantage penetration of the Medicare market is rapidly increasing given the enhanced benefits and coverage that Medicare Advantage plans offer relative to traditional Medicare FFS. Industry projections have forecasted a continued increase in the Medicare Advantage penetration rate, such that the population using Medicare Advantage plans is expected to increase from 22 million in 2019 to 37 million in 2025 as Medicare Advantage penetration accelerates from 34% to approximately 47%.

Medicare Advantage allows one entity to influence the entirety of a senior’s healthcare through a singular, direct-to-consumer product. We contract with CMS under the Medicare Advantage program to provide health insurance coverage to Medicare eligible persons under HMO and PPO plans in exchange for a payment PMPM. The PMPM payment varies based on geography, CMS Star ratings and certain population-specific risk factors. Under these value-based contracts, we assume the economic risk of funding our members’ healthcare, supplemental benefits and related administration costs. By transferring the economic risk to managed care companies like Alignment, CMS has enabled us to focus on proactive, cross-disciplinary care targeted at improving health outcomes and lowering unnecessary healthcare expenditures.

The Medicare Advantage regulatory framework is designed to reward plans that achieve the triple aim of high-quality care, low costs and better experience. CMS payments to Medicare Advantage plans are allocated in each county or region based on a bidding system. Each plan submits a bid based on its estimated costs per enrollee for services covered under Medicare Parts A and B. Plans that have a low enough cost structure to bid under the benchmark are entitled to rebates, which enable those plans to offer enhanced supplemental benefits and medical coverage to their members, which in turn boosts membership growth and therefore revenue. CMS further measures Medicare Advantage beneficiaries’ clinical outcomes and experience with their health plans and the healthcare system through a Five Star Quality Rating System. Medicare Advantage plans are eligible to receive additional economic incentives based on their Star rating. Due to the competitive nature of CMS’ bidding system, only those plans that are able to provide low cost and high-quality outcomes will be able to offer enhanced benefit options, which is critical to achieving sustainable membership and growth on a long-term basis.

Under the Medicare Advantage system, our members typically enroll with us for a one-year period that can be renewed on an annual basis, resulting in revenue that is principally based on a subscription-like PMPM recurring revenue model. This model provides us with significant visibility into our short-term financial performance, particularly given that the substantial majority of our members continue to choose Alignment after their initial selection year. Further, our HMO and PPO plans covered under Medicare Advantage contracts with CMS are generally renewed for a calendar year term, unless CMS notifies us of its decision not to renew by May 1 of the year in which the contract would end. When carefully managed, this annual renewal process provides a measure of stability and predictability to our short-term revenue streams, allowing us to focus on improving health quality outcomes and lowering healthcare expenditures for our population through enhanced member care on a long-term basis.

Factors Affecting Our Performance

Our proprietary technology platform, AVA, is a key element of our business with capabilities that will impact our future performance. AVA enables us to personalize and manage our member relationships, care quality and experience, and to coordinate and manage risk with our provider partners. AVA’s unified platform, analytical tools and data across the healthcare ecosystem enable us to produce consistent outcomes, unit economics and support new member growth. Additionally, our historical financial performance has been, and we expect our financial performance in the future will be, driven by our ability to:

Capitalize on Our Existing Market Growth Opportunity

Our ability to attract and retain members to grow in our existing markets depends on our ability to offer a superior value proposition. Providing better care and richer benefits that lead to higher member satisfaction at a lower cost generates greater returns for us under the Medicare Advantage program, which we can then use to fund our growth. We have proven that we can compete against, and take market share from, large established players in highly competitive markets. According to CMS data, we were one of the fastest growing health plans offering HMO products in our California counties between 2016 and 2021. Further, over 80% of our membership growth came from “plan switchers”, which are seniors who joined Alignment from other Medicare Advantage plans as opposed to joining a Medicare Advantage plan for the first time.

We attract new members through both our internal and external sales channels. Our internal sales channel consists of Alignment representatives, both in the field and telephonically, who market and sell Alignment’s portfolio of products to prospective members. This channel also includes our new sales to members who sign up using Alignment’s direct online enrollment tools. Our external sales channel consists of partnerships with third party broker channels who sell Alignment products alongside competing products. These third party organizations also consist of in-person, telephonic and online sales distribution channels. Our growth will depend on our continued success in marketing our products through these channels.

We believe that significant growth opportunities remain in our current geographic footprint which includes markets with some of the largest senior populations in the country. There are over 2.8 million Medicare-eligible individuals enrolled in Medicare Advantage plans in our existing 22 counties, of which our 81,500 Health Plan Members represents only 3% market share. For example, in Los Angeles county (where ~16,000 Medicare-eligible individuals were enrolled with Alignment as of February 2020), there are over 1.5 million Medicare-eligible individuals, of which approximately 816,000 were enrolled in a Medicare Advantage product as of February 2020. In fact, according to CMS data, Los Angeles county alone has more seniors than 38 individual states across the country. We believe that there are still significant opportunities for future growth even in our most mature markets where we have a 10-20% market share. As we gain brand recognition, expand our membership base and grow market share in our existing markets, we are also generally able to lower our incremental member acquisition costs. These savings can then be reinvested into our business to continue to allow us to offer innovative product offerings. We believe that we are well placed to continue to gain share in our current markets due to our strong track record of reducing healthcare costs, providing exceptional care and a superior experience, establishing innovative partnerships with a wide array of providers in order to expand our network and offering a best in class member experience.

Additionally, we are evaluating the CMS Innovation Center’s Direct Contracting program, which would allow us to partner directly with physicians to help manage their current Medicare FFS patient populations and participate in the upside and downside risk associated with managing the health of such patients. We believe that this program may drive additional opportunities for us to deploy our technology platform and care management capabilities across a broader set of members in our existing geographies, as well as potentially in new markets.

Drive Growth and Consistent Outcomes Through New Market Expansion

Given our track record of delivering exceptional results and delighting consumers in our existing markets, we recently launched our national expansion strategy guided by our disciplined approach to identifying new markets. While our growth opportunity in our existing geographic footprint is robust, we believe that we can expand into new markets by utilizing our proven, replicable model of offering richer coverage and benefits at a lower cost, coupled with a superior consumer experience. Over the last two years we have expanded into six to seven new markets per year.

We enter new markets with the goal of building brand awareness across our key stakeholders to achieve meaningful market share over time. We intend to focus on markets with significant senior populations where we expect to be able to replicate our model most effectively. Our analytical framework for selecting new markets to enter evaluates a number of factors, including: the presence of aligned provider partners, our ability to compete effectively based on the richness of our products, and our ability to build and deploy local market care delivery teams efficiently. Our methodical approach to new market expansion requires long-term planning and investment, given the lead time required to develop each market opportunity. We typically begin targeting new markets 12-18 months prior to product launch, during which period we develop local provider and broker contracts and relationships, apply for new state licenses and/or obtain approvals, obtain CMS approval, and file our bids for the following calendar year. We then further invest in new market AEP sales and marketing, as well as our local provider and clinical teams to support our growth and operational efforts, all prior to enrolling any new members. Upon product launch in a new market, and depending upon the nature of our contracting entry strategy and the pace of our new member growth over the first two to three years, we may in some instances incur losses over the first several years as we establish ourselves and the Alignment model in the community.

We believe that investment in new market development is required to drive sustained long-term growth, and our willingness to make such investments is underpinned by our proven success in a diverse array of markets across our existing geographic footprint. Enabled by AVA, we have been successful in rural, urban and suburban markets, as well as markets with varying degrees of provider and health system competition and control. Our existing markets also feature a diverse array of membership profiles across ethnicities, income levels and acuity. In a wide variety of geographies, population mixes and local market conditions, we have demonstrated success in achieving strong MBR performance and consistently high satisfaction among our members.

Note: At-Risk Membership is as of December 2020 and includes members with respect to which Alignment is at-risk for at least a majority of claims expenditures. Ethnicity, Hospitals Contracted and Dually-Eligible metrics are year-to-date 2020 averages. 1Q20 At-Risk Returning Member MBR reflects the MBR of the At-Risk Members who were enrolled in the prior calendar year (and are therefore designated to be a returning member) for the first quarter of 2020; the first quarter of 2020 is presented to reflect MBR prior to a significant impact from COVID-19. Our At-Risk Returning Member MBR from January 1, 2020 through September 30, 2020 was as follows: 78.1%, 79.9%, 84.0% and 76.6% for San Diego, Stanislaus, Santa Clara and Los Angeles, respectively.

AVA gives us the analytics and tools to replicate this value creation across a variety of operating and contracting models with our provider partners, which we believe provides us with the capability to successfully grow and scale in new markets in a methodical and manageable way. We have already identified additional markets in the Western, Southern, Northeastern and Great Lakes regions of the United States for potential expansion in 2022 and beyond, with a focus on higher-density population centers and adjacent counties, and believe that expansion into new markets and new states will continue to extend our growth opportunities for the foreseeable future.

Provide Superior Service, Care and Consumer Satisfaction

We are highly focused on providing superior service and care to our members and on maintaining high levels of consumer satisfaction, which are key to our financial performance and growth. The CMS Five Star Quality Rating System provides economic incentives to Medicare Advantage plans that achieve higher star ratings by (i) meeting certain care criteria (such as completing particular preventative screening procedures or ensuring proper follow-up care is provided for specific conditions or episodes) and (ii) receiving high member satisfaction ratings. These incentives impact financial performance in the year following the CMS Rating Year (for example, CMS’ announcement of the 2021 Ratings occurred in the second half of 2020, and will impact our financial performance in 2022). Historically, we have earned additional bonus payments from CMS based on our performance under CMS’ Five Star Quality Rating System. For CMS Rating Years 2018-2021, over 99% of our

California members have been in a CMS contract achieving at least a 4 Star overall rating (the remaining members were in a CMS contract that had too few members to be measured). This is important to our financial performance, as (i) earning a 4 Star rating generally allows us to receive a 5% bonus to our revenue benchmark rate in our bids (subject to certain county-level adjustments), and (ii) a 4.5 Star rating allows us to retain a larger portion of the savings our model creates relative to our benchmark by increasing our rebate percentage from 65% to 70% of savings, both of which allow us to offer richer coverage and supplemental benefits.

We believe our dedication to serving our seniors and our relentless focus on delivering quality outcomes has been instrumental in our ability to deliver a 4 Star or better rating for the past four years. Our Medicare Advantage plans in California currently have a 4 Star rating, and our plans in Nevada and North Carolina do not yet have independent Star ratings due to our limited operating history in those markets. As a result, payments in Nevada and North Carolina are expected to be based on our Star rating in California for the next several years. We have invested heavily in internal clinical and non-clinical resources focused on driving important workstreams such as preventative care, medication adherence and care coordination, which impact our ability to achieve higher ratings in the CMS Star system. We also work hand-in-hand with our external community of providers to remediate gaps in care, which has directly resulted in our ability to maintain strong Stars performance. Both our internal and external efforts are facilitated by AVA, which helps to ensure that members are getting the right care at the right time.

In addition, our ability to broadly achieve and maintain superior member satisfaction enables us to increase our member engagement and retention. Our success in achieving member satisfaction is evidenced by our NPS of 66 overall and 76 for our Care Anywhere members, compared to an industry average NPS ranging from 30-40, based on data collected and made publicly available by Customer Guru, a commercial provider of member satisfaction tracking services. Further, in CMS’ most recent annual member survey, which asks members to evaluate our products across a variety of criteria, our HMO contract with CMS in California, which represents 99% of our California membership, scored a 5.0 Star rating on members’ rating of the health plan. These results reflect our ongoing efforts to continuously delight our senior consumers. See “Risk Factors — We may not be successful in maintaining or improving our Star ratings in future years, which may have a direct and substantial adverse impact on our revenue.”

Effectively Manage the Quality of Care to Improve Member Outcomes

Our care delivery model is based on a clinical continuum through which we have created a highly personalized experience that is unique to each member depending on their personal health and circumstances. Utilizing data and predictive analytics generated by AVA, our clinical continuum separates seniors into four categories in order to provide optimized care for every stage of a senior’s life: Healthy, Healthy Utilizer, Pre-Chronic and Chronic. We partner with our broader network of community providers to service members in our non-chronic categories, and we have developed a Care Anywhere program implemented by our internal clinical teams to care for our higher risk and/or chronically ill members. In calendar year 2019, only approximately 9% of our members fell within the chronically ill category; however, they accounted for more than 65% of our institutional claims. Therefore, we believe that giving these members the best possible preventative care is not only essential for optimizing clinical outcomes, but is also key to building a successful clinical model that allows us to manage the financial risk of our population as a whole.

By investing in our members’ care proactively, our model has consistently reduced unnecessary and costly care while improving the quality of our members’ lifestyle and healthcare experience. In 2019, our hospitalization rate, emergency room visit rate, and skilled nursing facility admissions were 38%, 40%, and 33% better than 2018 Medicare FFS performance, respectively, based on data from CMS’ Geographic Variation Public Use File. These metrics are critical indicators of not only quality of care but also our financial outcomes. In 2019, claims expenditures from inpatient, emergency room and skilled nursing sites of service represented approximately 69% of our total institutional claims expenditures for our at-risk members. By delivering superior care and preventing avoidable utilization of the healthcare system, we are able to reduce our claims expenditures in some of our largest medical expense categories, which translates to superior MBR financial performance and ultimately the ability to offer richer products in the market.

Achieve Superior Unit Economics

As our senior population ages their healthcare needs become more frequent and complex. To combat the healthcare cost increases that typically result, we proactively look to (i) connect with our population early in their enrollment with Alignment to assess their care needs, (ii) develop care plans and engage those members with more chronic, complex health challenges in our clinical model, and (iii) continue to monitor and evaluate our healthier members in a preventative fashion over time. Given the Medicare Advantage payment mechanism and the retention of the vast majority of our members who continue to choose Alignment after their initial selection year, we are able to focus our efforts on driving favorable long-term health outcomes for our entire population.

As a result, our clinical model efforts have demonstrated the ability to lower the MBRs of our returning members. For example, new members joining our plans for whom we retain at least a majority of claim risk typically average MBRs between 85-90%, whereas our longest tenured members, who have been members of our plans for 5+ years and for whom we retain at least a majority of claim risk, have MBRs that average in the 70-75% range, with corresponding improvement in gross profit PMPM performance for such members, in each case excluding the costs of our clinical model investments (which are comprised of the annual expenditures we incur to deploy our internal clinical resources, including the costs of employing doctors, nurses, case managers, social workers and medical supply costs, amongst others). We believe this is evidence of our ability to manage the financial risk of our members as they age, and that these favorable underlying unit economic trends translate directly to our ability to continue to deliver a richer product to the marketplace. With this dynamic in mind, our consolidated MBR may be impacted year-to-year based on our pace of new member growth and mix of members by cohort. However, we believe our ability to sustain MBR performance improvement over time positions us well to invest in new member growth to drive long-term financial performance.

Investments in our Platform and Growth

We plan to continue to invest in our business in order to further develop our AVA platform, pursue new expansion opportunities and create innovative product offerings. We have invested significant time, effort and capital into developing our proprietary technology platform. Our member and provider interactions, cost management and consumer engagement are supported by AVA, and we anticipate continuing to invest in our technology to incorporate new plan designs, benefits and care protocols to enrich the consumer experience. We believe that investing in AVA to continuously improve its capacity, functionality and effectiveness will ensure that AVA continues to provide us with the most advanced tools to anticipate and address the evolving needs of our growing membership.

In order to maintain a differentiated value proposition for our members, we continue to invest in innovative product offerings and supplementary benefits to meet the evolving needs of the senior consumer. Additionally, we anticipate further investments in our business as we expand into new markets and pursue strategic acquisitions, which we expect will primarily be focused on healthcare delivery groups in key geographies, standalone and provider-sponsored Medicare Advantage plans and other complementary risk bearing assets.

A key part of our growth strategy is to carefully balance the short-term costs of our investments against the long-term benefits that they can achieve for our business and our members. We plan to balance these investments in our platform and in future growth with a continued focus on managing our results of operations and investing judiciously. Accordingly, in the short term these activities may increase our net losses, but in the longer term we anticipate that these investments will positively impact our business and results.

Seasonality to our Business

Our operational and financial results will experience some variability depending upon the time of year in which they are measured. This variability is most notable in the following areas:

Member Growth

We experience the largest portion of member growth during the first quarter, when plan enrollment selections made during AEP from October 15th through December 7th of the prior year take effect. While we also add members throughout the year, including during CMS’ Open Enrollment Period and Special Enrollment Periods when certain eligible individuals can enroll in Medicare Advantage after January 1, we expect to see a majority of our member growth occur January 1 of a given calendar year.

Continued Investments in Growth

We expect to continue to focus on driving long-term growth and the scalability of our approach through investments in our provider network, care model, AVA technology platform, new market expansions and marketing efforts. Due to the timing of many of these investments, we typically incur a greater level of investment in the second half of the year relative to the first half of the year, causing the second half of the year to often be less profitable than the first half of the year. Although the investments we make may adversely affect our operating results in the near term, we believe that they will be important drivers of our long-term performance.

Per-Member Revenue

Our revenue per member is a function of the county in which our members reside, our CMS Star rating for a given payment year, and our ability to accurately and appropriately document the acuity of a member. In January of each year, CMS revises the risk adjustment factor for each member based upon health conditions documented in the prior year, leading to a change in per-member revenue. As the year progresses, our per-member revenue often declines as new members join us, typically with less complete or accurate documentation (and therefore lower risk-adjustment scores), and senior mortality disproportionately impacts our higher-acuity (and therefore greater revenue) members. Further, given that we are able to reasonably project what our final risk adjustment payment will be after 100% of encounter data is submitted to and accepted by CMS, we accrue for our projected final risk adjustment payment over the course of the year, which is subject to adjustment up or down during the year as encounter data continues to develop for the prior calendar year.

Medical Costs

Medical costs will vary seasonally depending on a number of factors, but most significantly the weather. Certain illnesses, such as the influenza virus, are far more prevalent during colder months of the year, which will result in an increase in medical expenses during these time periods. We therefore expect to see higher levels of per-member medical costs in the first and fourth quarters. We also expect to experience an impact should there be a pandemic such as COVID-19, which may result in increased or decreased total medical costs depending upon the severity of the infection, the duration of the infection and the impact to the supply and availability of healthcare services for our members. We develop estimates for medical expenses incurred but not yet paid (“IBNP”) using an actuarial process that is consistently applied and centrally controlled. Medical expenses payable includes claims reported but not yet paid, estimates for claims incurred but not reported, and estimates for the costs necessary to process unpaid claims at the end of each period. These actuarial methods consider factors such as historical data for payment patterns, cost trends, product mix, seasonality, utilization of healthcare services and other relevant factors.

Prescription Drug Coverage

The design of our prescription drug coverage (Medicare Part D) results in coverage that varies as a member’s cumulative out-of-pocket costs pass through successive stages of a member’s plan period, which begins annually on January 1 for renewals. These plan designs generally result in us sharing a greater portion of the responsibility for total prescription drug costs in the early stages of the year and less in the latter stages, which typically results in a higher MBR on our Part D program in the first half of the year relative to the second half of the year.

Key Business Metrics

In addition to our GAAP financial information, we review a number of operating and financial metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

	Year Ended December 31,
	2019	2020	% Change
Health Plan Membership	49,313	68,323	38.5%
Medical Benefits Ratio (MBR)	87.2%	82.6%	(5.2)%

Health Plan Membership

We define Health Plan Membership as the number of members enrolled in our HMO and PPO contracts (the “Alignment Health Plan”) as of the end of a reporting period. We believe this is an important metric to assess growth of our underlying business, which is indicative of our ability to consistently offer a superior value proposition to seniors. This metric excludes third party payor members with respect to which we are at-risk for managing their healthcare expenditures, which represented 12,072 members and 7,674 members as of December 31, 2019 and December 31, 2020, respectively. We expect our overall third party payor membership to decrease in 2021 due to the conclusion of one of our larger third party payor contracts, with such decrease being more than offset by an increase in Health Plan Members.

Medical Benefits Ratio, or MBR

We calculate our MBR by dividing total medical expenses excluding depreciation by total revenues in a given period. We believe our MBR is an indicator of our gross profit for our Medicare Advantage plans and demonstrates the ability of our clinical model to produce superior outcomes by identifying and providing targeted care to our high-risk members resulting in improved member health and reduced total population medical expenses. We expect that this metric may fluctuate over time due to a variety of factors, including our pace of new member growth given that new members typically join Alignment with higher MBRs, while our model has demonstrated an ability to improve MBR for a given cohort over time.

When we determine, on an annual basis, whether we have satisfied the CMS minimum Medical Loss Ratio (“MLR”) of 85%, adjustments are made to the MBR calculation to include certain additional expenses related to improving the quality of care provided, and to exclude certain taxes and fees, in each case as permitted or required by CMS and applicable regulatory requirements.

Certain Non-GAAP Financial Measures

	Year Ended December 31,
	2019	2020
(dollars in thousands)
Adjusted EBITDA	$(12,095)	$11,852

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that we define as net income (loss) before interest expense, income taxes, depreciation and amortization expense, reorganization and transaction-related expenses and equity-based compensation expense. Adjusted EBITDA is a key measure used by our management and our Board to understand and evaluate our operating performance and trends, to prepare and approve our annual budget and to develop short and long-term operating plans. In particular, we believe that the exclusion of the amounts eliminated in calculating Adjusted EBITDA provides useful measures for period-to-period comparisons of our business. Given our intent to continue to invest in our platform and the scalability of our business in the short to medium-term, we believe Adjusted EBITDA over the long term will be an important indicator of value creation.

Adjusted EBITDA should not be considered in isolation of, or as an alternative to, measures prepared in accordance with GAAP. There are a number of limitations related to the use of Adjusted EBITDA in lieu of net income (loss), which is the most directly comparable financial measure calculated in accordance with GAAP.

Our use of the term Adjusted EBITDA may vary from the use of similar terms by other companies in our industry and accordingly may not be comparable to similarly titled measures used by other companies.

Adjusted EBITDA is reconciled as follows:

	Year Ended December 31,
	2019	2020
(dollars in thousands)
Net income (loss)	$(44,732)	$(22,926)
Add back:
Interest expense	$14,897	$16,931
Income taxes	—	—
Depreciation and amortization	$16,583	$15,461
Reorganization and transaction-related expenses(1)	—	$262

EBITDA	$(13,252)	$9,728
Equity-based compensation (incentive units)	$1,157	$2,124

Adjusted EBITDA	$(12,095)	$11,852

(1)	Represents legal, professional, accounting and other advisory fees related to the Corporate Conversion, the Corporate Reorganization and this offering that are considered non-recurring.

Impact of COVID-19 on Our Operations

The severity, magnitude and duration of the current COVID-19 pandemic is uncertain and rapidly changing. As of the date of this prospectus, the extent to which the COVID-19 pandemic may impact our business, results of operations and financial condition remains uncertain. Furthermore, because of our business model, the full impact of the COVID-19 pandemic may not be fully reflected in our results of operations and overall financial condition until future periods.

In response to the COVID-19 pandemic, we took the following actions to ensure the safety of our employees and their families and to address the physical, mental and social health of our members:

•	temporarily closed our corporate offices and enabled most of our corporate work force to work remotely, with certain employees returning on a phased-in basis in the second quarter of 2020;

•	implemented travel restrictions for non-essential business;

•	engaged with our members through virtual Town Hall meetings addressing topics such as the COVID-19 pandemic, fitness at home, staying connected and other social determinants of health;

•

temporarily transitioned to a virtual care delivery model, leveraging our video and telehealth capabilities to facilitate virtual clinical visits for our members and conduct programs such as the Jump Start Assessments through telephone and video;

•	acquired and deployed significantly greater amounts of personal protective equipment (“PPE”) to ensure the safety of our employees and members; and

•	leveraged our internal and external community resources to deliver food to our at-risk members to address food supply issues or challenges.

Between March 19 and August 20, 2020 we engaged with 54,824 members, representing approximately 76% of our member base, over a series of nine virtual Town Hall meetings. In the meetings we conducted live polls to obtain members’ feedback in response to questions related to COVID-19 as well as to behavioral and lifestyle questions aimed at addressing social determinants of health. We tailored our Town Hall content based on the feedback received, which led to enhanced members satisfaction. In addition, since the start of the COVID-19 pandemic in early 2020, we have delivered over 100,000 facemasks and nearly 30,000 meals to members.

Prior to the COVID-19 pandemic, seniors were increasingly embracing virtual healthcare solutions. We believe that the COVID-19 pandemic will further accelerate this trend and have lasting impacts on senior care and chronic disease management, including increased awareness of virtual solutions and increased engagement by seniors looking to proactively manage their health. Our existing investments in virtual care (including video and telehealth capabilities), our proven success in driving member engagement in a virtual environment and our concierge-based clinical model mean that we are already equipped to offer an enhanced value proposition to seniors as they embrace these trends.

The ultimate impact of the COVID-19 pandemic on our business, results of operations and financial condition will depend on certain developments, including: the duration and spread of the outbreak; government responses to the pandemic; its impact on the health and welfare of our members, our employees and their families; its impact on member, industry, or employee events; delays in hiring and onboarding new employees; and effects on our partners and supply chain, some of which are uncertain, difficult to predict, and not within our control. Further, as a result of the pandemic, we have experienced increased challenges in appropriately documenting members’ underlying conditions, lower RAF scores among new members than we have historically experienced, limitations on our ability to engage in outreach to potential new members, abnormal seasonality in our medical expense and increased operational expenditures. See “Risk Factors – A pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide, including the outbreak of the novel strain of coronavirus disease, COVID-19, could adversely affect our business.”

Components of Results of Operations

We operate and manage our business as a single reporting and operating segment, which is referred to as the Medicare Advantage segment. The components of our results of operations are as follows:

Revenues

Our revenue is comprised of earned premiums and other revenue. We receive and record premium revenue on a monthly basis from the federal government based on our contract with CMS. In accordance with this arrangement, we assume the responsibility for the outcomes and the economic risk of funding our members’ healthcare, supplemental benefits and related administration costs. We recognize premium revenue in the month that members are entitled to receive healthcare services, and premiums collected in advance are deferred. The monthly premium that we receive under our contract with CMS includes a PMPM which is adjusted based on certain risk factors derived from medical diagnoses for our members. The adjustments are estimated by projecting the ultimate annual premium and are recognized ratably during the year, with adjustments in each period to the amount of revenue recognized to reflect changes in the estimated ultimate premium. Premiums are also recorded net of estimated uncollectible amounts and retroactive membership adjustments.

Our recognized premium revenue for the Alignment Health Plan is subject to a minimum annual MLR of 85%. The MLR represents medical costs as a percentage of premium revenue. The Code of Federal Regulations defines what specifically constitutes medical expenses and premium revenue for the MLR test, and if the minimum MLR is not met, we are required to remit a portion of the premiums back to the federal government. The amount remitted, if any, is recognized as an adjustment to premium revenues in the consolidated statement of operations. There were no amounts payable for the MLR test as of December 31, 2019 or 2020.

The premiums we receive from CMS for our members are based on the annual bid that we submit to CMS. These payments represent revenues for providing healthcare coverage, including Medicare Part D benefits. Under the Medicare Part D program, members receive standard drug benefits. We may also provide enhanced benefits at our own expense. We recognize revenue for providing this insurance coverage in the month that members are entitled to receive healthcare services. Our CMS payment related to Medicare Part D is subject to risk sharing through the Medicare Part D risk corridor provisions. See “Critical Accounting Policies – Revenue” below.

Our capitation revenue consists primarily of capitated fees for medical care services provided by us under arrangements with unaffiliated Medicare Advantage Health Maintenance Organizations. Under those arrangements, we receive a PMPM payment for a defined member population, and we are responsible to provide health care services to the member population over the contract period. We are solely responsible for the cost of health care services related to the member population and in some cases, providing supplemental benefits provided by us to the members. We act as a principal in arranging for and controlling the services provided by our provider network and we are at risk for arranging and providing health care services. Capitation revenue is recognized in the month that members are entitled to receive health care services and capitation revenue collected in advance is deferred. We report this capitation revenue as part of earned premiums.

Expenses

Medical Expenses. Medical expenses includes claim payments, capitation payments, pharmacy costs net of rebates, allocations of certain centralized expenses, supplemental benefits, internal care delivery expenses and various other costs incurred to provide health insurance coverage to members, as well as estimates of future payments to hospitals and others for medical care previously provided to our members.

We have contracts with a network of hospitals, physicians, and other providers and compensate those providers and ancillary organizations based on contractual arrangements or CMS Medicare compensation guidelines. We pay these contracting providers either through fee-for-service arrangements in which the provider is paid negotiated rates for specific services provided, or through capitation payments, which represent monthly contractual fees disbursed for each member regardless of medical services provided to the member. We are ultimately responsible for the entirety of the cost of healthcare services related to our member population, in addition to supplemental benefits that we provide to our seniors.

Capitation-related expenses are recorded on an accrual basis during the coverage period. Expenses related to fee-for-service contracts are recorded in the period in which the related services are dispensed.

Pharmacy costs represent payments for members’ prescription drug benefits, net of rebates from drug manufacturers. Receivables for such pharmacy rebates are included in accounts receivable in the consolidated balance sheet.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist of (i) personnel expenses including salaries, bonuses, equity-based compensation expense and benefits for non-clinical employees; (ii) all corporate technology, occupancy costs and allocated overhead costs; (iii) professional and outside services, including external vendors and professional services; (iv) costs associated with administering our contracts with CMS, including claims adjudication, member and concierge services, provider engagement, and other health plan functions; and (v) central and community-based advertising costs to generate greater awareness, engagement and retention among our current and prospective members, as well as the infrastructure required to support all of our marketing efforts and ongoing commission payments. These expenses also include certain growth expenditures, including business development and various new market expansion activities. Our investments in our sales, marketing and other growth activities make up a material portion of our SG&A in a typical year given our desire to continue to grow on an accelerated trajectory. We anticipate continuing to invest heavily in our growth efforts in the near future, which we believe will be an important driver of long-term value creation. We expect selling, general and administrative expenses to increase in absolute dollars as we incur costs associated with being a public company and growing our business.

Depreciation and Amortization. Depreciation and amortization expenses are primarily attributable to our capital investment and consist of fixed asset depreciation, amortization of intangibles considered to have definite lives and amortization of capitalized internal-use software costs.

Other Expense

Interest Expense. Interest expense consists primarily of interest payments on our outstanding borrowings under our Term Loan (as defined below). See “—Liquidity and Capital Resources—Term Loan.”

Other Expenses. Other expenses consist primarily of the loss on the disposal of assets related to the cessation of one of our capitation arrangements at the end of 2019 and the subsequent sale of property, plant and equipment.

Results of Operations

The following table sets forth our consolidated statements of operations data for the periods indicated:

	Year Ended December 31,
	2019	2020
(dollars in thousands)
Revenues:
Earned premiums	$753,973	$955,393
Other	2,988	3,829

Total revenues	756,961	959,222
Expenses:
Medical expenses	661,389	792,992
Selling, general and administrative expenses	110,134	156,398
Depreciation and amortization	14,922	15,095

Total expenses	786,445	964,485

Loss from operations	(29,484)	(5,263)
Other expenses:
Interest expense	14,897	16,931
Other expenses	351	732

Total other expenses	15,248	17,663

Loss before income taxes	(44,732)	(22,926)
Provision for income taxes	—	—

Net loss	$(44,732)	$(22,926)

The following table sets forth our consolidated statements of operations data expressed as a percentage of total revenues for the periods indicated:

	Year Ended December 31,
	2019	2020
(% of revenue)
Revenues:
Earned premiums	100%	100%
Other	—	—

Total revenues	100	100
Expenses:
Medical expenses	87	83
Selling. general and administrative expenses	15	16
Depreciation and amortization	2	2

Total expenses	104	101

Loss from operations	(4)	(1)
Other expenses:
Interest expense	2	2
Other expenses	—	—

Total other expenses	2	2

Loss before income taxes	(6)	(2)
Provision for income taxes	—	—

Net loss	(6)%	(2)%

Comparison of the Year Ended December 31, 2019 and 2020

Revenues

	Year Ended December 31,
	2019	2020	$ Change	% Change
(dollars in thousands)
Revenues:
Earned premiums	$753,973	$955,393	$201,420	26.7%
Other	2,988	3,829	841	28.1

Total revenues	$756,961	$959,222	$202,261	26.7%

Revenues. Revenues were $959.2 million for the year ended December 31, 2020, an increase of $202.3 million, or 26.7%, compared to $757.0 million for the year ended December 31, 2019. This increase was driven primarily by growth in Alignment’s Health Plan membership in 2020 as compared to 2019 offset by a reduction in capitation revenue from third party payors.

Expenses

	Year Ended December 31,
	2019	2020	$ Change	% Change
(dollars in thousands)
Expenses:
Medical expenses	$661,389	$792,992	$131,603	19.9%
Selling, general and administrative expenses	110,134	156,398	46,264	42.0
Depreciation and amortization	14,922	15,095	173	1.2

Total expenses	$786,445	$964,485	$178,040	22.6%

Medical Expenses. Medical expense was $793.0 million for the year ended December 31, 2020, an increase of $131.6 million, or 19.9%, compared to $661.4 million for the year ended December 31, 2019. The increase was primarily due to growth in Alignment’s Health Plan membership in 2020 as compared to 2019, however, medical expenses grew at a lower rate than total revenues due to a combination of ongoing medical management initiatives, mix shift of membership by market from 2019 to 2020, favorable prior period development of IBNP in 2020, and the impact of COVID-19 on utilization in 2020. For the year ended December 31, 2020, we experienced temporarily lower claims costs due to deferred utilization, inpatient admissions, and elective services, principally in the first half of 2020. The impact of the deferred and reduced utilization was partially offset by COVID-19 testing and treatment costs, our ongoing pandemic relief efforts, and a rebound in utilization and inpatient admissions during the second half of 2020 due to COVID-related hospitalizations. The ultimate impact of COVID-19 to us and our financial condition is presently unknown and we continue to monitor the impact of COVID-19 on our claims reserve estimate.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $156.4 million for the year ended December 31, 2020, an increase of $46.3 million, or 42%, compared to $110.1 million for the year ended December 31, 2019. The increase was driven by ongoing investments and expenditures in sales and marketing to drive the growth of Alignment’s Health Plan membership, continued hiring of employees to support that growth, investments related to this offering, and the return of the Patient Protection and Affordable Care Act insurance industry tax in 2020. The insurance industry tax was $12.3 million for the year ended December 31, 2020.

Depreciation and Amortization. Depreciation and amortization expense was $15.1 million for the year ended December 31, 2020, an increase of $0.2 million, or 1.2%, compared to $14.9 million for the year ended December 31, 2019. The increase was primarily due to the amount and timing of our capital expenditures and the associated depreciation relative to 2019.

Other Expenses

Interest expense. Interest expense was $16.9 million for the year ended December 31, 2020, an increase of $2.0 million, or 13.7%, compared to $14.9 million for the year ended December 31, 2019. The increase was primarily due to Alignment’s election to pay our interest payments in both cash and payment-in-kind, as well as the full-year or annualized impact in 2020 of our $35 million drawdown in the second quarter of 2019.

Other expenses. Other expenses were $0.7 million for the year ended December 31, 2020, an increase of $0.4 million, or 108.5%, compared to $0.4 million for the year ended December 31, 2019. The increase was primarily due to ongoing losses on the disposal of assets.

Quarterly Results of Operations and Other Data

The following table sets forth our unaudited condensed consolidated statement of operations data for each of the last eight quarters in the period ended December 31, 2020. The unaudited quarterly statements of operations data set forth below have been prepared on a basis consistent with our audited annual consolidated financial statements included elsewhere in this prospectus and include, in our opinion, all normal recurring adjustments necessary for the fair statement of the results of operations for the periods presented. Our historical quarterly results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

(dollars in thousands)	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
Revenues:
Earned premiums	$181,759	$195,106	$187,014	$190,094	$223,773	$242,080	$246,961	$242,579
Other	321	2,109	222	336	367	357	2,376	729

Total revenues	182,080	197,215	187,236	190,430	224,140	242,437	249,337	243,308

Expenses:
Medical expenses	168,761	167,083	158,795	166,750	193,396	194,502	190,080	215,014
Selling, general and administrative expenses	24,029	25,311	28,869	31,925	32,787	33,698	38,794	51,119
Depreciation and amortization	3,456	3,646	3,788	4,032	3,565	3,526	3,933	4,071

Total expenses	196,246	196,040	191,452	202,707	229,748	231,726	232,807	270,204

Net income (loss) from operations	(14,166)	1,175	(4,216)	(12,277)	(5,608)	10,711	16,530	(26,896)
Other expenses:
Interest expense	2,891	3,692	4,141	4,173	4,160	4,192	4,271	4,308
Other expenses	—	—	—	351	797	30	(57)	(38)

Total other expenses	2,891	3,692	4,141	4,524	4,957	4,222	4,214	4,270

Net income (loss) before income taxes	(17,057)	(2,517)	(8,357)	(16,801)	(10,565)	6,489	12,316	(31,166)
Provision for income taxes	—	—	—	—	—	—	—	—

Net income (loss)	$(17,057)	$(2,517)	$(8,357)	$(16,801)	$(10,565)	$6,489	$12,316	$(31,166)

(% of revenue)	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
Revenues:
Earned premiums	99.8%	98.9%	99.9%	99.8%	99.8%	99.9%	99.0%	99.7%
Other	0.2	1.1	0.1	0.2	0.2	0.1	1.0	0.3

Total revenues	100	100	100	100	100	100	100	100
Expenses:
Medical expenses	92.7	84.7	84.8	87.6	86.3	80.2	76.2	88.4
Selling, general and administrative expenses	13.2	12.8	15.5	16.8	14.6	13.9	15.6	21.0
Depreciation and amortization	1.9	1.9	2.0	2.0	1.6	1.5	1.6	1.7

Total expenses	107.8	99.4	102.3	106.4	102.5	95.6	93.4	111.1

Net income (loss) from operations	(7.8)	0.6	(2.3)	(6.4)	(2.5)	4.4	6.6	(11.1)
Other expenses:
Interest expense	1.6	1.9	2.2	2.2	1.9	1.7	1.7	1.8
Other expenses	—	—	—	0.2	0.3	—	—	—

Total other expenses	1.6	1.9	2.2	2.4	2.2	1.7	1.7	1.8

Net income (loss) before income taxes	(9.4)	(1.3)	(4.5)	(8.8)	(4.7)	2.7	4.9	(12.8)
Provision for income taxes	—	—	—	—	—	—	—	—

Net income (loss)	(9.4%)	(1.3%)	(4.5%)	(8.8%)	(4.7%)	2.7%	4.9%	(12.8)%

Quarterly Trends

Total revenues generally increase with member growth. We expect seasonality related to our revenue per member as, over the course of the year, longer-tenured members will leave our platform either due to attrition or mortality and be replaced with newer members. We typically generate greater revenue per member for members that have been on our platform for longer periods of time. Additionally, we expect a disproportionate share of our member growth in a year will occur in the fourth quarter AEP, resulting in a significant increase in members in the first quarter of the following year.

There are several factors that may drive seasonal variation in medical expense, including the benefit design of our members’ health plans; the seasonal occurrence of influenza; and the timing of the addition of new members to our platform. Benefit design tends to result in greater expenses later in the calendar year, as members’ financial responsibility for their healthcare tends to decrease over the course of the year as limits such as deductibles and out-of-pocket maximums are met, resulting in us bearing more of these costs. Influenza, particularly dangerous for older members, tends to occur during the colder months of the year, in the first and fourth quarters. Depending upon the severity of influenza in a given year, we may expect medical claims expense as a percent of revenues to be greater in these periods. Finally, the level of IBNP varies quarter to quarter and is primarily impacted by membership levels, utilization levels, payment trends and the receipt cycle time, which represents the length of time between when a claim is initially incurred and when the claim form is received (i.e. a shorter time span results in a lower IBNP). In the fourth quarter of 2020, we have experienced an increase in member hospitalizations due to COVID-19 which are anticipated to continue into at least the first quarter of 2021. We expect COVID-related utilization to be greater earlier in 2021, and to decline later in the year as vaccinations become more broadly available.

Our selling, general and administrative expenses have fluctuated from quarter to quarter. This fluctuation is partly driven by the growth of our team, start dates of new hires, level of investment in AVA development, seasonality of certain operational expenses and changes in equity-based compensation. We also experience fluctuations quarter to quarter in our marketing and sales costs based on the timing of outreach and advertising campaigns. Given members typically enroll in Medicare Advantage plans during AEP (from mid-October through early December), we expect to incur greater marketing and sales expenses in the second half of the year to increase member awareness of our platform. We expect quarter to quarter fluctuations to continue, though typically our selling, general and administrative expenses increase over the course of a calendar year.

Liquidity and Capital Resources

General

To date, we have financed our operations principally through private placements of our equity securities, revenues, and a loan agreement with CR Group (“CRG”). As of December 31, 2020, we had $207.3 million in cash.

We may incur operating losses in the future due to the investments we intend to continue to make in expanding our operations and sales and marketing and due to additional general and administrative costs we expect to incur in connection with operating as a public company. As a result, we may require additional capital resources to execute strategic initiatives to grow our business.

We believe that our liquid assets, together with anticipated revenues from our operations, will be sufficient to fund our operating and organic capital needs for at least the next 12 months and that the offering will provide additional resources to allow us to continue to pursue our growth plans. Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties. Our actual results could vary because of, and our future capital requirements will depend on, many factors, including our growth rate, the timing and extent of spending to expand our presence in existing markets, expand into new markets and increase our sales and marketing activities. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations, and financial condition would be adversely affected.

Certain states in which we operate as a CMS licensed Medicare Advantage company may require us to meet certain capital adequacy performance standards and tests. The National Association of Insurance Commissioners has adopted rules which, if implemented by the states, set minimum capitalization requirements for insurance companies, HMOs, and other entities bearing risk for healthcare coverage. The requirements take the form of risk-based capital (“RBC”) rules, which may vary from state to state. Certain states in which our health plans or risk bearing entities operate have adopted the RBC rules. Other states in which our health plans or risk bearing entities operate have chosen not to adopt the RBC rules, but instead have designed and implemented their own rules regarding capital adequacy. Our health plans or risk-bearing entities were in compliance with the minimum capital requirements for all periods presented. See “Risk Factors – Risks Related to Regulation – State Regulation of Insurance-Related Products.”

Term Loan

On August 21, 2018, we entered into a term loan with CRG for $80 million, with an option to borrow up to an additional $20 million (as amended, the “Term Loan”). In April 2019, we amended the Term Loan to increase its borrowing capacity by $75 million and drew down $35 million in May 2019. The Term Loan was subject to a commitment fee of $6.8 million and we incurred debt issuance costs of $3.6 million. The Term Loan matures in June 2023, at which time the full balance of the Term Loan, including the commitment fee and the payment-in-kind balance, will be due.

The commitment fees are deferred as part of debt issuance costs and are amortized to interest expense over the term using the effective interest method. The debt issuance costs are being amortized to interest expense over the term using the effective interest method.

The Term Loan bears interest at a rate of 10.25% payable on a quarterly basis. We have the option to pay a portion of the interest in cash with the remaining portion of the interest added to the principal balance as a payment-in-kind. The payment-in-kind is also subject to a commitment fee of 5%. The cash and payment-in-kind interest rates were 7.75% and 2.50%, respectively, through April 2019, and then converted to 7.50% and 2.75%, respectively. In 2019 and 2020, we utilized our option to pay the quarterly interest payments in both cash and payment-in-kind. As of December 31, 2020, the payment-in-kind balance was $8.1 million.

Our total long-term debt balance of $149.9 million as of December 31, 2020 included the principal balance of $135 million, the initial commitment fee of $6.8 million, and the payment-in-kind interest on the principal balance of $8.1 million. The payment-in-kind interest on the principal balance is also subject to the commitment fee. The amount was included in the long-term debt balance.

In addition, the Term Loan includes financial covenants regarding the maintenance of minimum liquidity of $6 million of operating cash, as defined, on a consolidated basis, at least $10 million in its cash accounts on a daily basis and minimum consolidated revenue amounts in the calendar years through 2022. As of December 31, 2020, we were in compliance with the financial covenants. The Term Loan is guaranteed by certain of our wholly owned subsidiaries and collateralized by all unrestricted assets.

Cash Flows

The following table presents a summary of our consolidated cash flows from operating, investing and financing activities for the periods indicated.

	Year Ended December 31,
	2019	2020
Net cash provided by operating activities	$9,208	$7,561
Net cash used in investing activities	(10,240)	(16,358)
Net cash provided by financing activities	52,665	130,124

Net change in cash	51,633	121,327
Cash and restricted cash at beginning of year	34,851	86,484

Cash and restricted cash at end of year	$86,484	$207,811

Operating Activities

For the year ended December 31, 2020, net cash provided by operating activities was $7.6 million, a decrease of $1.6 million compared to net cash provided by operating activities of $9.2 million for the year ended December 31, 2019. Significant changes impacting net cash provided by operating activities for the year ended December 31, 2020 as compared to the year ended December 31, 2019 were as follows: Improvement in net income (loss) offset by changes in working capital related to the timing of claims payment activities and the timing of accrued compensation payments.

Investing Activities

For the year ended December 31, 2020, net cash used in investing activities was $16.4 million, an increase of $6.1 million compared to net cash used in investing activities of $10.2 million for the year ended December 31, 2019. The increase primarily relates to incremental capital expenditures related to information technology and infrastructure projects.

Financing Activities

Cash provided by financing activities was $130.1 million and $52.7 million during the years ended December 31, 2020 and 2019, respectively, an increase of $77.5 million. The increase primarily relates to capital contributions in the first quarter of 2020.

Contractual Obligations and Commitments

Our principal commitments consist of repayments of long-term debt, operating leases and certain purchase obligations. The following table summarizes our contractual obligations as of December 31, 2020:

	Payments due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long term debt obligations(1)	$160,990	$—	$160,990	$—	$—
Operating lease obligations	14,770	3,990	8,399	2,381	—
Purchase obligations(2)	21,503	12,616	8,783	104	—
Other obligations	649	173	346	130	—

Total	$197,912	$16,779	$178,518	$2,615	$—

(1)	Represents the estimated full cash repayment to our lender upon maturity of the Term Loan in June 2023, including the anticipated commitment fees and payments-in-kind balance.

(2)

Includes fixed, minimum and estimated payments under our existing contractual obligations that are legally enforceable and binding for goods and services. These obligations include agreements that are cancelable with the payment of an early termination penalty and other funding commitments that require fixed or minimum levels of service to be purchased with a specific timing established. Purchase obligations exclude agreements that are cancelable without penalty.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2020.

JOBS Act

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We intend to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

As described under Note 2 to our consolidated financial statements “Summary of Significant Accounting Policies – Recent Accounting Pronouncements Adopted” and “Recent Accounting Pronouncements Not Yet Adopted”, we early adopted certain accounting standards, as the JOBS Act does not preclude an emerging growth company from adopting a new or revised accounting standard earlier than the time that such standard applies to private companies. We expect to use the extended transition period for any other new or revised accounting standards during the period in which we remain an emerging growth company.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of our wholly-owned subsidiaries and two variable interest entities (“VIEs”) in California and North Carolina that meet the consolidation requirements for accounting purposes. All intercompany transactions have been eliminated in consolidation.

Certain accounting policies involve significant judgments and assumptions by management, which have a material impact on the carrying value of assets and liabilities and the recognition of income and expenses. Management considers these accounting policies to be critical accounting policies. The estimates and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results are described below. Refer to Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this prospectus for more detailed information regarding our critical accounting policies.

Revenue

Payments by CMS to health plans are determined through a competitive bidding process with CMS and are based on the cost of care in a local market and the average utilization of services by the member enrolled. These payments are subject to periodic adjustments under CMS’ “risk adjustment model,” which compensates health plans based on the health severity and certain demographic factors of each individual member. Members diagnosed with certain conditions are paid at a higher monthly payment than members who are healthier. Under this risk adjustment model, CMS calculates the risk adjustment payment using diagnosis data from hospital inpatient, hospital outpatient and physician treatment settings. We and healthcare providers collect, capture, and submit the necessary and available diagnosis data to CMS within prescribed deadlines. Both premium and capitation revenue (including Medicare Part D) are subject to adjustments under the risk adjustment model.

Throughout the year, we estimate risk adjustment payments based upon the diagnosis data submitted and expected to be submitted to CMS. The risk adjustment payments are recorded as an adjustment to premium and capitation revenue. Our risk adjustment data is also subject to review by the government, including audit by regulators.

Medicare Part D payments are also subject to a federal risk corridor program, which limits a health plan’s overall losses or profit if actual spending for basic Medicare Part D benefits is significantly higher or lower than what was anticipated. Risk corridor is recorded within premium revenue. The risk corridor provisions compare costs targeted in our bids or third-party payors’ bids to actual prescription drug costs, limited to actual costs that would have been incurred under the standard coverage as defined by CMS. Variances exceeding certain thresholds may result in CMS or third-party payors making additional payments to us or require us to refund a portion of the premiums we received. We estimate and recognize an adjustment to premiums revenue related to these provisions based upon pharmacy claims experience. We record a receivable or payable at the contract level and classify the amount as current or long-term in our consolidated balance sheet based on the timing of expected settlement.

Receivables, including risk adjusted premium due from the government or through third-party payors, pharmacy rebates, and other receivables, are shown net of allowances for estimated uncollectible accounts and retroactive membership adjustments.

Medical Expenses Payable

Medical expenses payable includes estimates of our obligations for medical care services that have been rendered on behalf of our members and the members of third-party payors, but for which claims have either not yet been received or processed, loss adjustment expense reserve for the expected costs of settling these claims, and for liabilities related to physician, hospital and other medical cost disputes.

We develop estimates for medical expenses incurred but not yet paid (“IBNP”) using an actuarial process that is consistently applied and centrally controlled. Medical expenses payable includes claims reported but not yet paid, estimates for claims incurred but not reported and estimates for the costs necessary to process unpaid claims at the end of each period. We estimate our medical claims liability using actuarial methods that are commonly used by health insurance actuaries and meet Actuarial Standards of Practice. These actuarial methods consider factors, such as historical data for payment patterns, cost trends, product mix, seasonality, utilization of healthcare services, and other relevant factors. Each period, we re-examine previously established medical expense payable estimates based on actual claim submissions and other changes in facts and circumstances. As the medical expenses payable estimates recorded in prior periods develop, we adjust the amount of the estimates and includes the changes in estimates in medical expenses in the period in which the change is identified.

Actuarial Standards of Practice generally require that the medical claims liability estimates be adequate to cover obligations under moderately adverse conditions. Moderately adverse conditions are situations in which the actual claims are expected to be higher than the otherwise estimated value of such claims at the time of estimate.

In many situations, the claims amount ultimately settled will be different than the estimate that satisfies the Actuarial Standards of Practice. We include in our IBNP an estimate for medical claims liability under moderately adverse conditions, which represents the risk of adverse deviation of the estimates in its actuarial method of reserving.

We believe that medical expenses payable is adequate to cover future claims payments required. However, such estimates are based on knowledge of current events and anticipated future events. Therefore, the actual liability could differ materially from the amounts provided. The following tables provide information about incurred and paid claims development as of December 31, 2020:

	Cumulative Incurred Claims, net of reinsurance for the Years Ended December 31,
Claims Incurred Year	2018	2019	2020
2018	$240,940	$232,211	$230,778
2019		274,871	256,810
2020			281,124
Total			$768,712

	Cumulative Claims paid, net of reinsurance for the Years Ended December 31,			Cumulative Number of Paid Claims
Claims Incurred Year	2018	2019	2020
2018	$190,482	$227,398	$228,867	463,042
2019		196,086	251,507	409,194
2020			206,288	285,918
Total			$686,662

Substantially all of the claims incurred but not paid balance as of December 31, 2020 relates to the current year.

There is no single or common claim frequency metric used in the health care industry. We believe a relevant metric for our health insurance business is the cumulative number of claims paid for each incurred year. Claims that did not result in a liability are not included in the frequency metric.

Part D Subsidies

We also receive advance payments each month from CMS related to Catastrophic Reinsurance, Coverage Gap Discount, and the Low-Income Member Cost Sharing Subsidy (“Subsidies”). Reinsurance subsidies represent funding from CMS for our portion of prescription drug costs, which exceed the member’s out-of-pocket threshold or the catastrophic coverage level. Low-income cost subsidies represent funding from CMS for all or a portion of the deductible, the coinsurance and co-payment amounts above the out-of-pocket threshold for low-income beneficiaries. Additionally, the Health Care Reform Law mandates consumer discounts of 75% on brand-name prescription drugs for Part D plan participants in the coverage gap. The majority of the discounts are funded by the pharmaceutical manufacturers, while we fund a smaller portion and administer the application of the total discount. These Subsidies represent cost reimbursements under the Medicare Part D program and are recorded as deposits.

These advance payments in excess of, or less than, actual subsidized benefits paid are refundable to or recoverable from CMS through an annual reconciliation process following the end of the contract year (e.g., one year in arrears). The final 2020 reconciliation is expected to be settled during 2021. The 2019 reconciliation amounts were settled in November 2020.

In 2019 and 2020, reimbursements from CMS for Part D subsidies were $51.3 million and $59.4 million and the subsidized benefits that we incurred were $48.2 million and $70.6 million, respectively.

Shared Risk Reserve Arrangements

We have established a fund (also referred to as “a pool”) for risk and profit-sharing with various IPAs. The pool enables us and our IPAs to share in the financial responsibility and/or upside associated with providing covered medical expenses to our members. The risk pool is based on a contractually agreed upon medical budget, typically based upon a percentage of revenue. If actual medical expenses are less than the budgeted amount, this results in a surplus. Conversely, if actual medical expenses are greater than the budgeted amount, this results in a deficit. We will distribute the surplus, or a portion thereof, to each IPA based upon contractual terms. Deficits are charged to shared risk providers’ risk pool as per the contractual term and evaluated for collectability at each reporting period.

We record risk-sharing receivables and payables on a gross basis on the consolidated balance sheet. Throughout the year, we evaluate expected losses on risk-sharing receivables and record the resulting expected losses to the reserve. We systematically build and release reserves based on adequacy and our assessment of expected losses on a monthly basis. Bad debt associated with risk share deficit receivables are recorded within medical expense in the consolidated statement of operations. As of December 31, 2020 and 2019, we recorded a valuation allowance for the full risk-sharing receivable balance due to collection risks related to the balance. The risk-sharing payable is included within medical expenses payable on the consolidated balance sheet.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements “Summary of Significant Accounting Policies—Recent Accounting Pronouncements Adopted” for more information.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure due to potential changes in inflation. We do not hold financial instruments for trading purposes.

Inflation Risk

Based on our analysis of the periods presented, we believe that inflation has not had a material effect on our operating results. There can be no assurance that future inflation will not have an adverse impact on our operating results and financial condition.

BUSINESS

Our Mission

Alignment Healthcare was founded in 2013 with one mission in mind: improving healthcare one senior at a time. We pursue this mission by relentlessly focusing on our core values:

•	always put the senior first;

•	support the doctor;

•	use data and technology to revolutionize care; and

•	act with a serving heart.

We created Alignment based on the frustrating experiences we had when our parents and other loved ones needed healthcare. We saw firsthand the complexity they faced as seniors attempting to navigate care delivery and insurance without an advocate to create an integrated consumer experience that provides holistic and quality care at an affordable price. Our parents and seniors across the country are systemically and disproportionately impacted by the absence of care coordination, poor information transparency and misaligned incentives that characterize the healthcare system.

Our team of highly experienced healthcare leaders created the Alignment model to incorporate the lessons we have learned over decades spent serving senior consumers. We believe that by combining our experienced, mission-driven team with purpose-built technology we have found a way to address the unmet needs of senior consumers and to “do well by doing good.” Our ultimate goal is to bring this differentiated, advocacy-driven healthcare experience to millions of senior consumers in the United States and to become the most trusted senior healthcare brand in the country.

How We are Revolutionizing Healthcare for Seniors

Alignment is a next generation, consumer-centric platform that is revolutionizing the healthcare experience for seniors. We deliver this experience through our Medicare Advantage plans, which are customized to meet the needs of individual seniors across the United States. Our platform was developed to align with the six core principles that we believe will be required to successfully deliver healthcare in the 21st century and that represent our key competitive strengths. Our platform enables us to:

•	leverage data, technology and analytics to power all aspects of our model;

•	engage consumers directly and develop products to meet their needs;

•	proactively manage and coordinate care for our most vulnerable members;

•	empower providers and employ flexible care delivery models;

•	design and deploy innovative value-based payment models; and

•	cultivate a culture of innovation.

Leverage Data, Technology and Analytics to Power All Aspects of Our Model

Healthcare organizations have long struggled to fully harness the utilization of data and technology to enhance business operations, improve clinical outcomes and drive consumer satisfaction. The industry produces an extraordinary amount of digitized data that is often unusable and siloed within organizations. This has created an opportunity for integrated end-to-end data management to be a significant competitive advantage.

Our proprietary technology platform, AVA, was designed specifically for senior care and provides end-to-end coordination of the healthcare ecosystem. AVA’s full suite of tools and services is built within a unified data architecture. Our technology capabilities and position in the healthcare ecosystem enables us to ingest and transform broad, longitudinal datasets into insights, analytics and custom-built applications designed to ensure consistent, high-quality care and service for Alignment’s members. We believe that AVA generates more timely, accurate and actionable insights than existing solutions, driving targeted member interventions and enabling internal care team workflows that result in superior clinical outcomes and consumer experiences.

The AVA platform is purpose-built to be used in all aspects of providing superior healthcare for Alignment’s senior members. AVA supports our own internally employed care teams, operations teams, marketing teams and concierge personnel, as well as local community-based healthcare providers and brokers. In addition, AVA’s scalability enables us to reliably produce replicable outcomes and experiences for our members as we scale in existing markets and expand to new ones.

Engage Consumers Directly and Develop Products to Address Their Needs

Traditional healthcare coverage and care delivery is complex and fails to consistently engage and satisfy consumers. Today, consumers have more purchasing power and exercise more control over their own healthcare decision-making than ever before. Medicare Advantage is marketed and sold direct-to-consumer, allowing seniors to select the manner in which they receive healthcare coverage and services on an annual basis.

At Alignment, we have designed our platform to be consumer-centric, to listen to and understand our members’ needs, and to delight our senior consumers. We believe that our primary role is to act as a trusted advocate on behalf of seniors and to design and offer healthcare plans that meet their unique healthcare and lifestyle needs. Our approach delivers outstanding service to our members and results in high-quality, convenient and accessible care that is affordable and represents superior value compared to existing solutions.

We recognize that seniors’ needs extend beyond traditional healthcare, which is why we provide additional services such as transportation, pet care, grocery benefits, companion care, fitness memberships, a 24/7 concierge and a clinical service hotline.

Our member satisfaction is evidenced by our overall NPS score of 66 which, based on data collected and made publicly available by Customer Guru, is significantly higher than the industry average NPS ranging from 30-40 and is comparable to celebrated consumer brands. See “Market and Industry Data” for additional information regarding the calculation of NPS.

Proactively Manage and Coordinate Care for our Most Vulnerable Members

Seniors with complex, chronic conditions represent a small portion of the population, but account for a disproportionate amount of total healthcare spending. The complexity of the U.S. healthcare system results in uncoordinated care for this category of seniors, leading to poor outcomes, unnecessary spend and an unsatisfactory consumer experience.

Alignment identifies high-risk, chronically ill individuals and designs personalized care plans for those members. Our AVA platform stratifies our members based on their health status and social needs, allowing us to identify our most vulnerable members and deploy our Care Anywhere team to deliver timely, effective and coordinated care at the senior’s home, in a healthcare facility, or through a virtual channel. Our Care Anywhere program utilizes our own dedicated clinical teams to provide a combination of high-tech and high-touch care. These cross-disciplinary care teams, which include physicians, advanced practice clinicians, case managers, social workers and behavioral health coaches, work together to establish customized care plans and engage our high-risk seniors with ongoing care interventions that address their health and social needs.

Our high-risk, chronic, and complex care management capabilities, supported by the AVA platform, allow us to effectively manage risk, provide better clinical outcomes and improve our seniors’ experience.

Empower Providers and Employ Flexible Care Delivery Models

Despite being well-situated to influence outcomes for the seniors that they treat, providers often do not have the information and support required to optimize their patients’ outcomes. Many organizations have struggled to build a cohesive and flexible platform that can support and empower providers to delight senior consumers.

We engage with physicians and healthcare provider organizations by tailoring our care delivery tools, product designs and contract types to local market needs in a way that accommodates providers’ preferences and risk tolerance. Our provider engagement and training processes help generate consistent clinical outcomes across various markets with a diverse array of providers and varying degrees of value-based care sophistication. We currently have successful partnerships across a range of provider types, from health system-employed physicians to independent, community-based providers. We provide our partners with care performance metrics and actionable insights that enable them to continuously enhance quality of care, access relevant data to drive informed decision-making and improve the experience of members. This customized level of provider engagement, curated based on their particular needs and circumstances, helps them deliver the best possible clinical care.

Our flexible approach to local market care delivery enables us to attract key provider relationships in various markets and to scale more rapidly and with greater capital efficiency than we could if we were to rely entirely on our own clinical staff.

Design and Deploy Innovative Value–Based Payment Models

The legacy healthcare system relies on payment models that compensate healthcare providers based on the volume of services delivered rather than the quality of the care they provide. Despite the increasing focus of CMS on tying payments to health outcomes, we have yet to see widespread improvement in outcomes relative to overall healthcare spending.

Our company name, Alignment Healthcare, reflects one of our founding principles: to align all stakeholders in the healthcare ecosystem around doing what is best for the senior consumer. Our business model is value-based and our ultimate profitability is aligned with the healthcare outcomes of our seniors. We also enter into downstream value-based contracts that are tailored to each providers’ capabilities and local market structure. Through various value-based payment models, such as shared risk or gainshare arrangements, we ensure that our provider partners are incentivized to improve the health outcomes of our seniors. In order to successfully manage the financial risk of delivering healthcare for our seniors, we utilize advanced tools, enable access to unified data, and maintain broad coverage and management over an ecosystem of healthcare professionals who are aligned to provide the best possible care.

Cultivate a Culture of Innovation

Traditional healthcare companies are burdened by their scale, administrative complexity and reliance on legacy technology solutions, resulting in their inability to adapt quickly and provide integrated services tailored to the dynamic needs of evolving healthcare consumers.

Given Alignment’s entrepreneurial heritage, a focus on continuous improvement and innovation is at the heart of our culture and DNA. We constantly solicit feedback from our members and seek opportunities to provide new solutions to meet their healthcare and lifestyle needs. We further believe our focus on innovation is a critical competitive advantage that enables our superior member experience, cost and health outcomes. Examples of our continued innovation include:

•

Our Technology: In 2014, we started to build the unified data architecture that now forms the foundation of the AVA technology platform. We began with four clinical applications focused on member health and have since evolved the platform to encompass over 150 AI models and over 200 business intelligence dashboards across all aspects of our health plan and clinical operations to provide users with the data and information they need to optimally support our seniors.

•

Our Care Model: In 2017, we launched our Care Anywhere program that now serves over 4,000 high-risk members. While the program was initially a home-based care model, we rapidly developed virtual care capabilities in response to the COVID-19 pandemic in order to protect our members and our clinicians while still maintaining high levels of care and satisfaction. While we recognize that certain visits require in-person care, we expect that virtual care will remain a preferred modality for many of our seniors going forward given the flexibility and convenience that it offers.

•

Our Products: In 2019, we launched our ACCESS On-Demand Concierge “Black Card”, which enhanced our various HMO and special needs products. Similar to a pre-paid debit card, the concierge card can be used by our senior consumers at certain retail locations to purchase health and grocery products that are covered under their over-the-counter and grocery supplemental benefits. In 2020, we launched our first PPO offerings, to be followed in 2021 by our new Virtual Medicare Advantage plan that is centered around virtual, concierge-style solutions for primary care services. Our virtual plan incentivizes members to access care digitally through our virtual platform by offering rich and convenient benefits, while also providing in-person care options when needed.

Built upon these six core principles, we believe Alignment is revolutionizing healthcare for seniors.

Industry Overview

The U.S. healthcare system has grown too complex and costly to meet the evolving needs of senior consumers who are increasingly exercising control over how they manage their overall health and wellness.

We are exclusively focused on serving the senior population, a significant and rapidly growing segment within the United States. As used in this prospectus, “seniors” refer to Medicare-eligible persons, which are primarily people over the age of 65. Seniors are living longer than previous generations, with approximately 10,000 adults becoming eligible for Medicare each day, according to the U.S. Census Bureau. The population of U.S. seniors is expected to grow to 73.1 million by 2030, up from 56.1 million in 2020, and to increase as a percentage of the population from 17% to 21% over the same period. As our targeted population grows, so do their needs and demands.

Rising healthcare costs, particularly among the growing senior population, are uncoupled from outcomes

The growing senior population is putting additional pressure on an already strained healthcare system. According to the Kaiser Family Foundation, from 2010 to 2018, net Medicare spending increased from approximately $450 billion to more than $600 billion at an annual growth rate of 4%. According to the Congressional Budget Office, net Medicare spending was estimated to be $630 billion in 2019 and is expected to double to over $1.3 trillion by 2029, representing an 8% compound annual growth rate. Despite increasing healthcare spending, U.S. seniors have poor health outcomes relative to other developed nations, exemplified through lower life expectancy, higher levels of hospital utilization and greater prevalence of chronic conditions. A significant portion of our nation’s unsustainably high healthcare costs are a direct result of the underserved senior population, especially high-risk and high-acuity seniors.

The fragmented U.S. healthcare system is complex and burdensome for seniors, particularly those with chronic, complex conditions driving a significant amount of the total spend

Navigating the United States healthcare system is particularly complex and burdensome for seniors, who often have more significant care needs and complex medical conditions. Seniors today experience a healthcare landscape that is fragmented across disparate point solutions and uncoordinated healthcare providers. According to the National Council on Aging, approximately 80% of the United States senior population suffers from at least one chronic illness, while nearly 70% of the senior population has been diagnosed with at least two chronic illnesses. Anyone who has cared for a senior understands the tremendous challenge this can represent. This dynamic results in a small percentage of the population representing a disproportionately high level of healthcare expenditures. According to a study by the American Hospital Association, the 36% percent of the Medicare population with four or more chronic conditions represents 75% of total Medicare spending. Many of these individuals have complex co-morbidities and would benefit from highly coordinated clinical care along with integrated social, psychological, pharmaceutical and functional support. Existing care models have failed to provide the level of coordination that these seniors need and deserve.

Traditional Medicare has struggled to incentivize high-quality, low-cost care, but Medicare Advantage is designed to employ value-based care to achieve better outcomes

Under the Medicare system, seniors have two primary choices for health insurance once they reach the age of 65. They can enroll in (i) traditional Medicare FFS administered by CMS, or (ii) a Medicare Advantage plan administered by a managed care company. Traditional Medicare FFS offers members few network restrictions, but often leaves them exposed to catastrophic events with substantial out-of-pocket costs for care and drug coverage, and does not provide supplemental benefits. The Medicare Advantage system offers a greater value proposition to the senior in that it often provides enhanced pharmaceutical coverage, greater certainty of expected annual costs, out of pocket limits, holistic supplemental benefits and better catastrophic coverage relative to traditional Medicare.

The legacy healthcare delivery system of Medicare FFS results in reactive and often times costly care for acute events. By linking payments to the number of encounters and pricing to the complexity of the intervention, the fee-for-service model does not reward prevention, but rather incentivizes the treatment of acute care episodes with more costly and complex treatments. The Medicare Advantage system, on the other hand, has a value-based care economic construct whereby CMS shifts the responsibility for the outcomes, medical cost control and the administration of benefits to private health plans. Funding to Medicare Advantage plans is capped based on local Medicare FFS costs, which is designed to ensure that only those Medicare Advantage plans that are able to provide valuable, low cost options on a consistent and long-term basis will succeed. By aligning profitability with overall patient outcomes and total medical expenditures rather than volume of services, the Medicare Advantage system allows managed care companies to adopt a high-touch, comprehensive and long-term approach to care.

Medicare Advantage incentivizes holistic care through supplemental benefit offerings that address social determinants of health and daily lifestyle needs, driving the consumerism of senior healthcare

The Medicare Advantage program incentivizes plans to develop innovative products that better respond to seniors’ needs beyond traditional medical care. CMS has adopted a broad definition of supplemental benefits that allows Medicare Advantage plans to proactively offer cross-disciplinary services specifically targeting social determinants of health (“SDoH”) that can have a significant impact on seniors’ health outcomes. This shift in the United States healthcare industry’s regulatory landscape has given rise to new market opportunities for Medicare Advantage plans to provide more holistic healthcare solutions and achieve superior clinical outcomes for their members. By allowing Medicare Advantage plans to provide access to healthcare via typical care delivery services combined with supplemental benefits, such as a monthly allowance for groceries, transportation, vision/dental and other targeted product features, CMS has enabled Medicare Advantage plans to continue to increase their value proposition to seniors.

The concept of healthcare expanding into the senior’s daily life, combined with the increasing prevalence of, and seniors’ increasing familiarity with, digital solutions, have been cited as key drivers in the trend towards the consumerization of the senior healthcare industry. We believe that seniors’ desire and demand for change is driving the growth of the Medicare Advantage market and we intend to continuously innovate to offer products that address seniors’ unmet needs. The convergence of senior healthcare with senior consumerism has created a high value market that we are well-positioned to serve.

The enhanced value-proposition of value-based care models, coupled with the aging senior population, are leading to significant growth in Medicare Advantage

A growing number of seniors are choosing Medicare Advantage plans over traditional Medicare FFS. In 2010, only 24% of the Medicare eligible population, or 11.1 million seniors, were enrolled in a Medicare Advantage plan. In 2020, this number had grown to 34% of the Medicare eligible population, or 22 million seniors. Industry projections have forecasted a continued increase in the Medicare Advantage penetration rate, such that the population using Medicare Advantage plans is expected to increase from 22 million in 2019 to 37 million in 2025 as Medicare Advantage penetration accelerates from 34% to approximately 47%.

Source: L.E.K. Consulting.

Full potential of the Medicare Advantage health plan model remains unrealized

We believe that Medicare Advantage is unique in that it allows one entity to influence the entirety of a senior’s healthcare through a singular, direct-to-consumer product. Through the ability to drive comprehensive healthcare delivery and leverage robust data and analytics at the helm of the senior’s healthcare ecosystem, the health plan can develop a personalized, adaptive and reproducible approach to care delivery. However, traditional Medicare Advantage plans are not technology driven, lack delivery of care capabilities and often outsource key functions; as such, these traditional plans have been unable to offer a fully-integrated healthcare ecosystem. These plans frequently operate disparate and antiquated IT systems assembled from historical acquisitions that do not permit the real time sharing and analysis of medical data and history, which is often key to a senior receiving the right treatment at the right time. As a result, existing Medicare Advantage plans often fall short in their attempts to significantly improve the quality of care and consumer experience for seniors.

We created a consumer-centric and purpose-built Medicare Advantage model that addresses the limitations of Medicare FFS and traditional Medicare Advantage plans by seizing the opportunities provided by evolving senior preferences, the consumerization of healthcare and changes in the regulatory landscape. By leveraging our purpose-built technology platform, we are able to rethink, redesign and deploy solutions specifically tailored to meet the needs and improve the lives of our seniors.

Our Market Opportunity

We address a $630 billion market opportunity today that is expected to grow 8% annually over the next decade.

We built the Alignment Healthcare platform to bring tech-enabled, consumer-centric healthcare to all seniors in the United States. Seniors represent the highest proportion of healthcare spending in the United States on a per capita basis. There are approximately 5.5 million Medicare eligible seniors and approximately 2.8 million Medical Advantage enrollees in our current markets, which we estimate represents a total addressable market of approximately $71 billion.

We believe there is tremendous opportunity to further scale our business and address the growing need for seniors to experience a better approach to healthcare. According to the Congressional Budget Office, net Medicare spending was estimated to be $630 billion in 2019 and is expected to grow to over $1.3 trillion by 2029, representing an 8% compound annual growth rate. Furthermore, with seniors increasingly choosing Medicare Advantage over traditional Medicare FFS, the $271 billion Medicare Advantage market is projected to grow at a rate of approximately 11% annually to over $500 billion by 2025. Ultimately, we believe our relentless pursuit of putting the senior first will allow us to capture market share in a sector with significant demographic tailwinds.

Alignment’s Virtuous Cycle

Our model is based on a flywheel concept, referred to as our “virtuous cycle”, which is designed to delight our senior consumers. We start by listening to and engaging with our seniors in order to provide a superior experience, in both their healthcare and daily living needs. Through our AVA technology platform, we utilize data and predictive algorithms that are specifically designed to ensure personalized care is delivered to each member. When our information-enabled care model is combined with our member engagement, we are able to improve healthcare outcomes by, for example, reducing unnecessary hospital admissions, which in turn lowers overall costs. Our unique ability to manage healthcare expenditures, while maintaining quality and member satisfaction, is a distinct and sustainable competitive advantage. The lower total healthcare expenditures allow us to reinvest our savings into richer coverage and benefits, which propels our growth in revenue and membership due to the enhanced consumer value proposition. As we grow, we continue to listen to and incorporate member feedback, and are able to further enhance benefits and produce strong clinical outcomes. Our virtuous cycle, based on the principle of doing well by doing good, is highly repeatable and a core tenet of our ability to continue to expand in existing and new markets in the future.

1) Superior experience and engagement: Our philosophy for serving seniors starts with our goal of treating each member as if they were our own mother, father or loved one. We have developed a variety of programs that are designed to address seniors’ healthcare and social needs. Our AVA platform provides care teams with actionable insights that help strengthen the quality and efficacy of our touch points with members. Additionally, our comprehensive benefit offerings establish us as fixtures in our members’ daily lives, which uniquely positions us to serve as an advocate when navigating the complexities of the healthcare system. Combined with consumer engagement activities, such as companion care (providing “grandkids on-demand”) and the delivery of meals and masks to members during the COVID-19 pandemic, we are able to build trusting, long-term relationships with our seniors.

2) Personalized care: AVA uses comprehensive data and predictive analytics to identify the needs of our members and create personalized experiences in every aspect of how we care for and serve them. We educate and provide timely information to our broader network of independent physicians to optimize health outcomes for our overall member population, and we deploy our internal clinical resources to care for our highest risk, most complex members. To manage our highest risk members, we rely on AVA to enable seamlessly integrated virtual and at-home healthcare delivery by utilizing direct “smart” interactions through the most effective engagement channels. For those of our members who are less vulnerable, we partner with local providers and support them with Alignment’s insights and resources to deliver high-quality, coordinated care. Members also have 24/7 access to a dedicated concierge team that can assist with medical needs, care navigation, transportation and other services that are important to the health of our members.

3) High-quality, low-cost care: The economic model underlying the Medicare Advantage value-based framework enables us to invest in preventative health and wellness activities, which reduce unnecessary medical events that can have lasting, negative consequences for our seniors. If a single nurse visit to a high-risk senior’s home prevents an avoidable hospitalization, then that visit represents a 30 to 1 return-on-investment, based on our internal calculations of the average cost of a nurse visit and hospitalization. Our ability to provide high-quality and low-cost care is critical to our ability to continue to offer a superior product offering and is a defining characteristic of our company relative to our competition.

4) Richest coverage and benefits: We leverage our improved clinical and operating results to proactively invest in more comprehensive coverage and richer benefits for our members, as well as in additional services that support the full spectrum of seniors’ daily healthcare and social needs. While we tailor our various products to meet the individual needs of our diverse consumers, we strive to consistently deliver the Alignment experience and enhanced value proposition across all offerings. Each year, CMS releases an Out-of-Pocket Cost (“OOPC”) model that estimates each plan offering’s total out-of-pocket cost for an average Medicare Advantage member over a calendar year. A lower OOPC value indicates greater value to the consumer, as it implies that the plan offering has lower member premium, deductibles, co-pays and/or coinsurance. This value is calculated for each Medicare Advantage plan available in a given county so that the average consumer can evaluate the benefit designs among competing plan options, with lower OOPC plans being said to offer “richer” benefits. Our Medicare Advantage plans were ranked in the top three for benefit richness in 18 out of our 22 markets, based on CMS data available on the Medicare.gov Plan Compare portal.

5) Drives growth: Our next generation platform is designed to drive superior member experiences, differentiated clinical results and strong financial outcomes, which has led to our 40% revenue and 32% Health Plan Membership compound annual growth rate since inception. See “—Our Results” below. As we continue to grow and increase density within existing markets, Alignment’s brand recognition with senior consumers, relationships with the broker community, and ability to influence provider behavior will continue to power our flywheel and drive sustained growth in our current and new markets.

Our Results

In order to achieve our mission of improving healthcare one senior at a time, we’ve developed a business model with a predictable, recurring revenue stream that provides significant visibility into our financial growth trajectory. We generally contract directly with CMS as a licensed Medicare Advantage plan and receive a recurring PMPM payment in exchange for bearing the responsibility of our members’ healthcare outcomes and expenditures. These contractual arrangements, combined with the fact that the majority of our net membership growth occurs effective on January 1 of a calendar year after AEP, provide a higher degree of visibility to our full year projected revenue early in the calendar year, subject to our ability to model for in-year member growth, as well as revenue PMPM, which in turn depends on member health and mortality trends.

We believe that Medicare Advantage is unique in that it allows one entity to influence the entirety of a senior’s healthcare through a single, direct-to-consumer product. Our platform is designed to maximize the benefits of Medicare Advantage, with all stakeholders being rewarded as we improve the clinical outcomes and experience for our consumers. We believe that the outcomes below clearly demonstrate the success of our unique consumer-centric platform by delivering on the promise of our virtuous cycle.

*

Excludes the costs of our clinical model investments, which are comprised of the annual expenditures we incur to deploy our internal clinical resources, including the costs of employing doctors, nurses, case managers, social workers and medical supply costs, amongst others.

Our ability to deliver lower healthcare costs while improving the consumer’s experience is a unique competitive advantage. This differentiation has led to our demonstrated ability to rapidly scale, as evidenced by the expansion of our model to 22 markets across three states covering approximately 81,500 Health Plan Members as of February 2021. We believe we have proven that our model is highly predictable and repeatable across different markets and will enable strong growth on a national level as we pursue our vision of becoming the most trusted senior healthcare brand in the country.

For the years ended December 31, 2019 and 2020, we had Health Plan Membership of 49,313 and 68,323, respectively, representing a year-over-year growth rate of approximately 38.5%. For the years ended December 31, 2019 and 2020, our total revenue was $757.0 million and $959.2 million, respectively, representing a year-over-year growth rate of 26.7%. For the years ended December 31, 2019 and 2020, our net loss was $44.7 million and $22.9 million, and our Adjusted EBITDA was a loss of $12.1 million and gain of $11.9 million, respectively. We anticipate further investments in our business as we expand into new markets and continue to offer additional innovative product offerings and supplementary benefits in order to attract new members. Accordingly, in the near term we expect that as our business grows our costs related to this growth, such as expanding our operations, hiring additional employees and operating as a public company, also will increase. However, in the longer term we anticipate that these investments will positively impact our business and results.

Our Product Solutions

We leverage our control of the full healthcare dollar and plan design to rethink, redesign and deploy innovative products based on the needs and changing preferences of seniors

We deliver our healthcare platform through our Medicare Advantage plan offerings. Our plan offerings reflect CMS’ advocacy for improving seniors’ healthcare experience and addressing social determinants of health, and represent the convergence of quality healthcare, enhanced customer experience and lifestyle-focused features in a direct-to-consumer product. We recognize that no two seniors are alike and strive to meet the needs of a diverse array of consumers. We do this by offering various products that are designed with different populations in mind, all while providing personalized, easy to navigate healthcare with a great consumer experience at a superior value.

Our current product portfolio consists of Medicare Advantage products tailored to take into account factors such as health condition (ranging from plans for healthy members to chronic special needs plans), socioeconomic status (including Medicare and Medicaid dually-eligible special needs products), and ethnicity (including our new Harmony product, featuring benefits associated with Eastern medicine disciplines). Each product is carefully developed to create an offering that will suit the needs of the diverse senior population.

Our product offerings are described in the table below.

Product	Consumer Target	Product Description
HMO	Cost Conscious, Value Oriented	Zero or low monthly premium, high value, more limited provider network

Dually-Eligible	Low Income, Complex Medical Conditions	Product designed for dual-eligibles with minimal cost share

Provider Sponsored Plan	Provider Brand Conscious	Co-branded or provider-aligned to jointly market the access of a specific provider with Alignment’s MA capabilities

Chronic Special Needs	Polychronic Conditions, Extra Care Support	Specialized product design geared towards certain chronic conditions, such as Cardiovascular Disorders, Chronic Heart Failure, and/or Diabetes

PPO	Higher Income, Values More Choice	Greater network flexibility, potentially higher monthly premium /out-of-pocket cost

Virtual Care	Tech-savvy; Telehealth Oriented	Virtual-first primary care offering with rich and expansive supplemental benefits
Ethnic Product Lines	Traditionally Underserved Ethnic Communities	Features eastern medicine benefits such as acupuncture and chiropractic services

*Traditional Medicare	Original Medicare; Strong PCP Relationship	Value-based arrangement with CMS for beneficiaries who want to remain in traditional Medicare

*	Expected to commence in 2021.

More recently, we have begun to introduce Preferred Provider Organization (“PPO”) offerings in select markets, which we believe will be attractive to those seniors that prefer a more open network design. We have also continued to innovate by launching a unique virtual care plan, which will allow our members to select a virtual provider as their primary care physician, enjoy a rich array of benefits, and still access local, in-person healthcare resources when needed. These new and exciting product line expansions will still feature the same quality and experience that members have come to expect of other Alignment products, and our clinical team will continue to pursue proactive care management to ensure we can deliver innovative plans at an attractive price point to the consumer.

We believe that addressing the social determinants of health has a significant impact on the overall health of our seniors. As such, we have expanded our focus beyond traditional medical benefits to design products that provide seniors with a package of benefits and experiences that cover both healthcare and lifestyle needs. In addition to competitive pricing and coverage for primary care providers, specialists, inpatient and emergency room visits, vision, hearing, lab/x-ray services, pharmaceutical coverage and other similar benefits that many Medicare Advantage plans offer, we offer numerous additional features including:

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ACCESS On-Demand Concierge card: We provide our members with an ACCESS On-Demand Concierge “Black Card”, an innovative pre-paid debit card that provides consumers with an Alignment-driven retail experience combined with incentives for engaging in healthy behavior. The card is pre-funded monthly as part of our supplemental benefit program and allows our members to purchase over-the-counter products at over 50,000 participating drug stores, including CVS, Rite Aid, Walmart, Walgreens, Dollar General and Family Dollar. In some markets, our chronically ill members are also eligible for monthly grocery benefits at participating locations – a benefit intended to address the health challenge of food insecurity. The card also incentivizes healthy behavior as seniors are provided with rewards for completing various wellness initiatives, a significant preventative aspect of improving outcomes.

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ACCESS On-Demand Concierge care: Our members are provided with 24/7 access to a dedicated concierge team that is available to make appointments, connect members with physicians via phone or video calls, coordinate referrals, schedule transportation, determine benefits and arrange in-home meal delivery. Each member can easily reach his or her personal concierge team by calling the phone number on their ACCESS “Black Card”. This innovative program meets the dual goal of enhancing our members’ experience and improving clinical outcomes. We believe 24/7 access to clinicians, by phone or video, is essential for effective preventative care.

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Companion care: A primary goal of our companion care program is to address feelings of loneliness and isolation, which have been proven to directly impact health outcomes. As such, certain of our plans include a benefit that connects college students with chronically ill members who need assistance with non-medical services, such as light housekeeping, technology lessons and companionship. We believe our companion care benefit enables a highly symbiotic relationship, providing volunteers with a meaningful service opportunity and our members with incremental support and a sense of family.

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Transportation partnerships: We have partnered with transportation companies in order to offer ride services to members, providing them with easy access to transportation to and from medical appointments. This benefit works to solve the challenge of lack of transportation that many seniors face, a social factor that can significantly worsen chronic medical conditions such as diabetes or hypertension if it causes delays in receiving necessary care. Through these partnerships, Alignment is able to facilitate non-emergency, curb-to-curb pickup and drop-off services to plan-approved locations for members.

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Fitness membership: We offer coverage for fitness memberships in certain of our plans. This benefit supports our members’ wellbeing in several ways, including improving their physical health and activity levels, finding motivation, and managing feelings of loneliness or isolation by becoming part of a community.

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Pet care: We offer coverage for pet boarding to chronically ill members in certain markets who have hospital procedures or emergencies and need pet care while they are away. Our pet care coverage is an example of how we focus on the holistic needs of members, emphasizing the importance of a healthy and happy lifestyle for overall health and engaging with members to address issues that prevent them from seeking and receiving care.

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Personal Emergency Response System (PERS): In 2021, we introduced our PERS partnership in certain markets, which features a device that allows members who live alone or are at risk of a fall to call for assistance with the push of a button. PERS is intended to strengthen our suite of prevention-oriented products and allow us to support our patients by ensuring they receive timely care in critical moments.

While not every plan feature is available to all of our members and certain plan features entail additional costs, we have designed our existing portfolio of products to provide us with the flexibility to meet the distinctive needs of the communities we serve and our diverse membership. Our product solutions – supported by AVA and our integrated care delivery capabilities – are core to our mission of providing the highest-quality healthcare experience to all seniors.

Our Technology: Alignment’s Virtual Application

AVA drives actionable insights that enable Alignment and our partners to make informed care decisions that improve member outcomes.

Our position in the healthcare ecosystem as a Medicare Advantage plan provides us with differentiated access to large amounts of member data. With the benefit of this information, we are better able to effect change and positively impact our members’ healthcare experience. Since our founding, we have recognized that harnessing data and information had to be core tenants of our technology solution and care delivery model. As such, we leveraged our management team’s experience across healthcare and technology to build AVA – our proprietary technology platform designed to provide the best health outcomes and experiences for our members. AVA is a core system that was purpose-built from the ground up with the senior population and their ecosystem in mind. The benefits of AVA apply to our members, as well as everyone in their care ecosystem, including doctors, nurses, caregivers, health plan operational teams and health insurance brokers.

Key aspects of the AVA platform include:

•	Cloud scalability: AVA was built in the secure cloud, leveraging Microsoft Azure, to efficiently scale with massive data sets and reduce the need to maintain significant on-premise systems.

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Unified Data Architecture: AVA ingests data through direct feeds and APIs from over 200 sources, including hospital admissions, medical claims, lab results, electronic medical records, prescriptions, connected devices (e.g., blood pressure monitors, scales, glucose readers), call centers, emergency room visits, “Black Card” purchases, health information exchanges, and health risk assessments (e.g., mental status, social determinants). Once the data is ingested, it is cleansed and normalized so that data across different formats (PDFs, natural language, transactional, structured and unstructured) can be correlated, analyzed and used. This data is used to segment our population by acuity, identify at-risk members, intervene with preventative treatments, provide personalized care, and engage members in near real-time to deliver superior and more consistent health outcomes.

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Rules Engine: We apply a scalable rules engine and notification system to codify clinical subject matter expertise, which enables timely interventions and helps determine what actions need to be taken. For example, if a patient is diabetic and out of insulin, a prescription is ordered from a preferred pharmacy and delivered to the member. If a patient is on home oxygen, has poor pulmonary function and flu season is starting, then we engage that member as a priority in our flu prevention campaign.

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Artificial Intelligence (AI) and Machine learning (ML): We have built predictive models utilizing AI and ML to determine the most likely factors associated with various outcomes across business operations, such as hospital admission risk, member satisfaction, disenrollment risk and various disease propensity scores. Using AI and ML, we are able to determine who is most likely to be admitted, why the algorithm has predicted this outcome and how best to intervene. These models are based on hundreds of thousands of historical outcomes, which have shaped their predictions and accuracy, and are constantly updated with new data sets, enabling them to get smarter and more effective each day.

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Workflows: Based on the output of our data models, we are able to orchestrate specific workflows, in real-time, that benefit the member and their ecosystem, including doctors, nurses, caregivers, health plan operational teams and brokers. When triggered by the relevant data, AVA will deliver prescriptive insights that guide providers’ workflows to deliver personalized care to members. Examples of workflows can include: ordering a prescription, alerting a caregiver, calling the member, transferring information from a lab to a doctor, and developing a treatment plan.

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Privacy and security: AVA incorporates high security controls around member data, including running regular vulnerability testing, adhering to application security protocols, and implementing fine grained access controls, ensuring only authorized individuals can access member health data.

Our platform differs from systems operated by both traditional healthcare companies and new market entrants in that it functions as an integrated core system, enabling all aspects of our operations. As we build and continue to optimize AVA, we are focused on what each key stakeholder requires in order to deliver a better experience and richer value proposition to our members:

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Consumer Experience: AVA offers a digital ecosystem that enables our members and their support system to get the information and care they need, when and how they need it. With their AVA-powered member portal, seniors have many self-service capabilities and can get 24/7 care, send secure messages to their concierge and care teams, check their rewards and ACCESS “Black Card” balance, and access their health history, including medical claims history, pharmacy, and benefits data. Our members benefit by receiving a personalized experience in every aspect of how we care for and serve them.

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Internal Care Delivery: Our ability to efficiently and effectively deploy our internal care delivery resources is critical to improving outcomes and managing costs. AVA is vital in our ability to effectively identify and manage our highest risk, most complex members, and to ensure that every intervention opportunity is optimized by the most relevant and effective data available. AVA aggregates longitudinal member data from across the healthcare ecosystem and generates relevant insights based on risk profile to develop an accurate assessment of each member. This data-rich profile allows providers to understand multiple facets of a members’ health and social barriers, making initial and subsequent interactions more meaningful.

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External Providers: AVA transforms care delivery by shifting the paradigm from “silos of care” to physicians and payors working together as partners through technology-enablement. Medical group leaders, doctors and front-line administrative staff are provided comprehensive information to streamline and support the coordination of member care. AVA provider applications drive workflows and action lists to improve member outcomes at a lower cost and lower visit frequency. Providers are given access to AVA applications to track utilization, gaps in clinical care, and health risk assessments. This data is utilized to prioritize which members to see and which members may benefit from various health engagement strategies.

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Health Plan Operations: By leveraging a single source of accurate information, we foster improved cross-functional communication and execution across our key value drivers. With the support of AVA our operational leaders can make faster, data-driven decisions, which leads to improved outcomes and greater efficiencies as we grow our membership base.

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Growth Operations: By offering streamlined Medicare Advantage plan application submission and management, member management, commission tracking, and a variety of self-service tools, we are able to create greater brand differentiation in the market with our external brokers and our internal sales team to support our growth efforts.

When paired with our operational expertise, we believe AVA is integral to our ability to drive our operations and business outcomes consistently across markets. AVA provides us with the flexibility to adapt our operating models to meet the needs of local communities and providers, while achieving high-quality, low-cost care in each market. We designed our technology tools and applications to result in a customized, yet consistent, experience for our members. From driving workflows to enabling smarter interventions, we believe AVA is a significant competitive advantage that allows us to deliver information-enabled healthcare at scale.

Our Clinical Model

We engage regularly with members as part of their daily lives and proactively manage their chronic conditions to improve outcomes and reduce cost.

Our clinical model is designed specifically for seniors and is managed across multiple disciplines (medical, social, psychological, pharmaceutical and functional) and sites of care (home, inpatient, outpatient, virtual and others). Our internal care teams and external providers use AVA to coordinate high-quality care for members and manage the complexity of the healthcare system. Given the prevalence of comorbidities within our chronically ill members, coordination across a multi-disciplinary care team is vital to providing a medical and behavioral care plan that drives improved outcomes.

Our care delivery model creates a highly personalized experience that is unique to each member depending on their personal health and circumstances. Our clinical continuum separates seniors into four categories in order to provide optimized care for every stage of a senior’s life: healthy, healthy utilizer, pre-chronic and chronic. We organize members into these care requirement categories using insights derived from AVA, which reflects detailed profiles of each members’ individual risks and gaps in care based on our longitudinal and comprehensive data sets. The data below represents a sample of our population stratification from 2019.

Healthy: The typical member in the “healthy” category requires low levels of medical care. Healthy members comprise approximately 74% of our membership base but account for only 5% of the institutional claims submitted.

Healthy Utilizer: The typical member in the “healthy utilizer” category is an otherwise healthy senior who has had isolated or unexpected health challenges requiring significant medical care. Healthy utilizers comprise approximately 8% of our membership base and account for 28% of the institutional claims submitted.

Pre-Chronic: The typical member in the “pre-chronic category” is identified as high-risk by AVA but has yet to incur significant healthcare expenditures. We also refer to these members as on the “launching pad”, and by deploying our targeted care programs towards this population we work to prevent or slow their increasing acuity levels. Pre-chronic members comprise approximately 9% of our membership but account for only 2% of the institutional claims submitted. Our active approach to monitoring gaps in care and acting before emerging health problems worsen is reflective of the culture of care embedded in our organization, and our focus on being a persistent advocate for our members.

Chronic: The typical member in the “chronic” category is generally a complex patient with multiple chronic conditions in need of significant, coordinated care. Chronic members comprise 9% of our membership but account for 65% of the institutional claims submitted.

Proactive, Coordinated Care Management

The majority of Healthy and Healthy Utilizer members’ care needs are managed by our network of local community providers in conjunction with our support and oversight. We utilize continuous communication with our network of independent primary care providers to ensure that our members have access to preventative and ongoing care. We have also established a variety of tools and applications that provide us with insight into how our various providers are performing on key quality and cost metrics. We use this data to create a routine feedback loop with our external providers for the benefit of our broader senior population.

Our pre-chronic and chronic members are typically targeted for engagement through our Care Anywhere program. Care Anywhere is an advanced clinician-driven model of care that is staffed by Alignment-employed physicians, advanced practice clinicians, case managers, social workers and behavioral health coaches to assure execution of cross-functional care plans. Unlike many managed care plans, we have built these services in-house to provide valuable, high-quality care to members for free, which complements the care provided by our provider partners for their most challenging and resource-intensive patients. On average, a Care Anywhere patient is 77 years old, has five to six chronic conditions and monthly institutional healthcare expenditures in excess of $2,500 prior to their first Care Anywhere visit.

We structure our Care Anywhere program with a focus on prioritizing compassionate and effective care delivery and proactive health management. Key features of the Care Anywhere program include: proactive outreach; 24/7 access; highly detailed personalized care plans; and enhanced coordination of care and social needs. Standardized care programs are targeted to seniors based on their underlying conditions, such as Chronic Heart Failure or Chronic Obstructive Pulmonary Disorder, which are then personally tailored based on each individual’s underlying circumstances. We engage with this high-risk group of seniors based on their preferences for care delivery, which is typically in their homes or through telephonic and video consultations. During the initial months of the COVID-19 pandemic, we were able to rapidly pivot the modality of our clinical care to a virtual setting. In a period of 30 days, we went from approximately 97% of our care delivered in the home to 100% care delivered telephonically and virtually. Since April 2020, approximately 83% of our Care Anywhere engagement has been telephonic or virtual. Our abrupt shift in modality of care exemplifies our adaptability and willingness to prioritize the safety and convenience of our members most in need of care.

We believe the combined capabilities of customized, coordinated care delivery with our health plan capabilities for this vulnerable population uniquely positions us in the marketplace and differentiates us from other healthcare companies. We believe, based on data gathered and analyzed using AVA, that our Care Anywhere program creates several benefits for our high-risk, complex members: improved quality of life, high patient satisfaction, reductions in unnecessary emergency room visits and inpatient care, and lower re-admission rates. This also allows us to establish a more direct relationship with seniors, building member loyalty and brand recognition. Our Care Anywhere program has an NPS score of 76, underscoring the positive impact it has on our most vulnerable members. These improved outcomes translate into financial savings that we can reinvest in our product offerings, which we believe is a significant competitive advantage.

The following real-life case studies demonstrate how we combine our technology with our cross-functional senior care programs in our pursuit of serving our seniors:

Case Study #1 – Cross-Disciplinary Care Plans Tailored to the Needs of Our Members

The Issue: Mr. Smith suffers from multiple chronic conditions, including severe depression, schizophrenia, opioid dependence and estrangement from his three adult children. His PCP is not aware that the opioids he takes have rendered his psychiatric medications ineffective due to drug-to-drug interactions.

Typical Outcome: No intervention, which results in the continued use of an ineffective combination of medications, potentially leading to increased psychiatric issues, social isolation and hospitalizations.

AVA Response: AVA identifies Mr. Smith as a high-risk member based on his clinical profile. Additionally, AVA algorithms alert us to his recent history of multiple emergency room visits, hospitalizations (20+ in one year) and inpatient psychiatric admissions. Post-engagement, AVA continues to ingest diverse sources of raw data on his medication, treatments received, provider interactions and use of supplemental benefits (e.g., transportation) in order to support our Care Anywhere team’s high-touch management of Mr. Smith’s care.

Alignment Superior Solution: Once AVA identifies Mr. Smith’s issues, the Care Anywhere team devises a holistic, high-touch care plan which includes regular outreach, care coordination across his providers and pharmacy, and a support system for him via family, neighbors and community service providers. Mr. Smith’s care team also identifies the medication regimen that works best for him and coordinates with transportation providers and a local pharmacy to ensure he has reliable access to the care and medications he needs.

Case Study #2 –Preventing Unnecessary Hospitalizations by Addressing Social Factors

The Issue: Due to a lack of financial stability and low health literacy, Mr. Jones, a Type 1 diabetic since childhood, frequently visits the emergency room in response to low blood sugar because he cannot afford a balanced diet.

Typical Outcome: Mr. Jones continues visiting the emergency room and has a high likelihood of hospital readmission. The root cause of his frequent utilization goes unaddressed.

AVA Response: AVA’s AI algorithms leverage the social determinant and chronic illness diagnosis data to stratify the member as high-risk. Mr. Jones’ telehealth call for low blood sugar is automatically routed to the after-hours on-call physician at Alignment due to his status in AVA as a vulnerable member. AVA’s Patient 360 platform notifies the on-call physician of the member’s food needs, leading to an after-hours call and targeted intervention.

Alignment Superior Solution: Alignment’s on-call physician queries the member regarding his food instability, and after gaining an understanding of the significant barriers he faces has food delivered to Mr. Jones within 30 minutes to elevate his blood sugar. Mr. Jones is enrolled in the Care Anywhere program and seen by a nurse the next morning, who then enrolls him into Mom’s Meals food delivery program. Mr. Jones has regular check ins with the Alignment social worker and Care Anywhere provider which prevents further emergency room utilization for low blood sugar. Mr. Jones is a highly satisfied member given Alignment’s initial intervention and ongoing support.

Case Study #3 –Clinical Interventions Leveraging Longitudinal Member Data

The Issue: Mrs. Johnson enters an emergency room at an out-of-network facility with shortness of breath and an undiagnosed pulmonary embolism (blood clot in her lung).

Typical Outcome: After a brief evaluation, the emergency room doctor sends Mrs. Johnson home without any communication with the patient’s health plan. The health plan may not know Mrs. Johnson was in the emergency room until a claim arrives 30 days later. Meanwhile, Mrs. Johnson’s pulmonary embolism remains undiagnosed and untreated, leaving Mrs. Johnson vulnerable to a catastrophic outcome.

AVA Response: AVA generates a notification of Mrs. Johnson’s emergency room visit through a centralized data feed. AVA, which contains Mrs. Johnson’s entire medical history, including information from unrelated specialists, indicates a high risk of blood clots based on a pharmacy alert triggered by a prescription for an anticoagulant medication in her medical records. The AVA Patient 360 platform shares the alert with Alignment’s on-call physician.

Alignment Superior Solution: Alignment is ready and equipped to provide consultation with emergency room doctors 24 hours a day. The Alignment on-call physician engages with the emergency room physician to discuss the AVA alert, causing the emergency room doctor to conduct a further assessment of Mrs. Johnson’s condition. Upon further evaluation, the emergency room doctor recognizes the significant risk at-hand and immediately has Mrs. Johnson admitted to the hospital instead of sending her home as previously planned. Mrs. Johnson then has her blood clot appropriately treated, potentially avoiding a catastrophic outcome.

Our collective investment in our care model and technology platform has produced strong clinical outcomes for our seniors. In 2019, we achieved a hospitalization rate of 163 hospitalizations per every 1,000 members, which is 38% better than the 2018 Medicare FFS performance in our markets. Further, in 2019 our emergency room visits per thousand and our skilled nursing facility admissions per thousand were 40% and 33% better than Medicare FFS performance in our markets, respectively.

*	Source: CMS’ Geographic Variation Public Use File

Our Growth Strategy

Accelerate our “virtuous cycle” flywheel to drive growth across markets while continuing to innovate and expand our product offerings.

The key elements of our growth strategy include:

Capitalize on the significant opportunity within our current markets

We currently operate in 22 markets, or counties, across California, North Carolina and Nevada. We have approximately 81,500 Health Plan Members across these markets, representing approximately 3% of the overall market share among seniors that are in a Medicare Advantage plan in these counties; as such, we believe there is tremendous opportunity for growth in our existing geographical footprint. Meanwhile, we believe we have demonstrated an ability to compete with much larger competitors due to the significant value proposition of our product offerings:

•	In our California markets, we were one of the top two Medicare Advantage Organizations in terms of HMO net membership growth between 2016 and 2021;

•	In that time period, approximately 80% of our new members switched to our health plan from competing Medicare Advantage plans; and

•	We have grown to approximately 10-20% market share in our most mature markets, which are San Joaquin and Stanislaus, California.

We selected our initial markets due to their highly concentrated senior populations and favorable statewide demographic trends. For example, California has over 6.5 million Medicare eligible seniors, the highest of any state. According to CMS data, Los Angeles County alone has more seniors than 38 individual states. There are approximately 5.5 million Medicare eligible seniors and approximately 2.8 million Medicare Advantage enrollees in our current markets, which we estimate represents a total addressable market of approximately $71 billion. Additionally, Medicare Advantage penetration is rapidly increasing in our existing markets, reaching 52% across California, North Carolina and Nevada, according to CMS.

We attract new members through both our internal and external sales channels. Our internal sales channel consists of Alignment representatives, both in the field and telephonically, who market and sell Alignment’s portfolio of products to prospective members. This channel also includes our new sales to members who sign up using Alignment’s direct online enrollment tools. Our external sales channel consists of partnerships with third party broker channels who sell Alignment products alongside competing products. These third party organizations also employ in person, telephonic and online sales distribution channels. Our growth will depend on our continued success in marketing our products through these channels. We believe that we will continue to gain share in our current markets due to our strong track record of providing exceptional care, expanding our network with new contracts and innovative partnerships with a wide array of providers and offering a best in class member experience.

Expand into new markets

Given our track record of delivering exceptional results and delighting consumers in our existing markets, we recently launched our national expansion strategy guided by our disciplined approach to identifying new markets. In geographically adjacent markets, we have the benefit of leveraging our existing provider relationships and infrastructure to expand more rapidly in a less capital-intensive manner. In entirely new markets, we can reach scale quickly given our highly portable and adaptable AVA technology platform and our wealth of transferable care management expertise. We have identified additional markets for potential expansion in 2022 and beyond to continue to extend our growth runway.

Our model enables us to deliver high quality care and exceptional experience for our members across a diverse array of markets. We intend to focus on markets with significant senior populations where we expect to be able to replicate our model most effectively. An important component of our model is our ability to be flexible in our approach to contracting with provider partners and to tailor our applications and services. Since our founding in 2013, we have been successful in rural, urban and suburban markets, as well as markets with varying degrees of provider and health system competition and control. Additionally, our markets feature a diverse array of membership profiles across ethnicities, income levels and acuity. As a result, our model and platform are designed to scale and allow us to provide a predictable and replicable set of outcomes, regardless of the local market considerations.

Note: At-Risk Membership is as of December 2020 and includes members with respect to which Alignment is at-risk for at least a majority of claims expenditures. Ethnicity, Hospitals Contracted and Dually-Eligible metrics are year-to-date 2020 averages. 1Q20 At-Risk Returning Member MBR reflects the MBR of the At-Risk Members who were enrolled in the prior calendar year (and are therefore designated to be a returning member) for the first quarter of 2020; the first quarter of 2020 is presented to reflect MBR prior to a significant impact from COVID-19. Our At-Risk Returning Member MBR from January 1, 2020 through September 30, 2020 was as follows: 78.1%, 79.9%, 84.0% and 76.6% for San Diego, Stanislaus, Santa Clara and Los Angeles, respectively.

Through our thoughtful and disciplined national expansion strategy, we believe we will be able to sustainably scale and reliably replicate our competitive advantages in new markets.

Partner with providers to accelerate growth and improve operational performance

We intend to grow in new and existing markets by leveraging the flexibility and adaptability of our model to contract with provider partners across a spectrum of risk sharing arrangements. Across our 22 existing markets, we have a wide variety of successful operating and financial arrangements with medical groups, shared risk providers, affiliate providers, providers employed by health systems and community-based, independent primary care physicians. These arrangements typically have multi-year terms across a number of contractual and financial frameworks. Our approach to contracting includes forms of capitation, including global, partial, or primary care risk, and fee-for-service payments. In addition to the basic form of the contract, and to further align ourselves with our provider partners, we often use upside-only incentive programs in an effort to engage our delivery network towards coordinating and supporting our members’ care delivery plans, including the provision of high quality, cost effective care. Within these relationships we can deploy different aspects of the existing Alignment toolkit depending on the level of risk and provider infrastructure. Our value-based approach to patient care and provider contracts, including profit and risk share programs, ensures that economic incentives are well-aligned so that providers can focus on delivering the best care. By enabling successful outcomes and offering an appealing value proposition to new provider partners, we are able to grow in new markets and rapidly build out robust provider networks that drive further growth for our platform.

We have also developed a track record of enabling mid-sized IPAs and provider groups to thrive by providing them with access to a scaled platform that includes provider tools and support structures that enable them to effectively manage Medicare Advantage patients. As we grow and continue to partner with the physician community, we believe there will be increased opportunities to vertically integrate with providers. These opportunities could come in the form of minority investments, affiliate-relationships, joint ventures or acquisitions, and could generate growth and longer-term margin expansion opportunities by capturing additional channels of revenue outside of the Medicare Advantage business model. Vertical integration provides a true win-win scenario in which the member, physician and health plan benefit from better care coordination, enhanced product design and delivery, and superior data sharing and operational integration. These integrated benefits lead to an improved consumer experience and increased ability to invest in growth.

Expand services and product offerings

We see substantial opportunity to continue to build on our existing Medicare Advantage health plan offerings by providing an expanding portfolio of direct-to-consumer products. With the launch of our Medicare Advantage PPO products in 2020, we offer senior members additional choices while still relying on our sophisticated technology platform and member support model to provide proactive care to our members. Furthermore, the COVID-19 pandemic has accelerated a shift towards and increased preference for virtual care. As a result, we plan to launch a virtual care plan in 2021, which will allow our members to select a virtual provider as their primary care physician, enjoy a rich array of benefits, and still access local, in-person healthcare resources when needed. We will continue to tailor new Medicare Advantage product offerings to meet the distinct needs of our members in the future, such as potentially offering special needs plans tailored for niche populations.

We believe we can continue to drive our longer-term growth by insourcing certain product lines over time, such as vision, dental, specialty pharmacy, and others. We believe this “horizontal integration” of various product features can be further coupled with other forms of more “vertical integration”, such as hospice, home health or behavioral health, to directly serve a broader range of our members’ needs. Expanded offerings will continue to provide our healthcare consumers with more integrated services, which enhances their Alignment experience and contributes to improved quality of life and health.

Extending the Alignment model to broader senior populations

We will continue to innovate as regulatory changes expand our opportunities to deliver the Alignment experience to seniors in traditional Medicare. For example, we are evaluating a contract with CMS to introduce our programs and value-based care model to Medicare FFS members through provider partnerships as a Direct Contracting Entity beginning in April 2021. CMS’ new Direct Contracting Model is designed to introduce the benefits of value-based care to Medicare FFS members by allowing providers to accept upside and downside risk for caring for traditional Medicare members. This program opens additional opportunities for us to deploy our technology platform and care management capabilities across a broader set of members and potentially new markets. Our membership in this program is still being finalized by CMS, however, we currently anticipate being assigned ~1,500-2,000 members, if we choose to move forward. Additionally, we are also evaluating CMS’ Geographic Direct Contracting Model, which is a new payment and service delivery model being contemplated by CMS for possible launch in 2022. The Geographic model would allow entities to contract with CMS on an at-risk basis across a county in attempt to improve the health and reduce costs for Medicare beneficiaries across an entire geographic region.

Grow through strategic acquisitions

We continually evaluate potential acquisition targets that would accelerate growth, enhance our care delivery model, and/or allow us to apply the Alignment model across broader populations. We will primarily focus on acquiring healthcare delivery groups in key geographies, standalone and provider-sponsored Medicare Advantage plans and other complementary risk bearing assets. We will also selectively explore additional opportunities that serve to enhance our technology platform and product offerings for our members and partners.

Our History

Since our founding in 2013, we have been focused on improving healthcare one senior at a time. In 2014, we received a $125 million investment from General Atlantic, LLC, a global growth equity firm, in our first round of funding and began building our unified data architecture that now forms the foundation of the AVA technology platform. We began our business through the acquisition of Honored Citizens Choice Health Plan, a California HMO then providing Medicare Advantage and prescription drug plan products to its approximately 13,000 members. In 2017, we launched our “Care Anywhere” program, an advanced clinician-driven model of care focused on our chronically ill members. In 2017, we also received a $115 million investment in an additional round of funding from Warburg Pincus, a global private equity firm. We have continuously improved our member experience by developing new products. In 2019, we launched our innovative ACCESS On-Demand concierge and ACCESS “Black Card” programs, and in 2020 we launched our first PPO offerings in California. We also received an additional $135 million of funding in 2020 from Fidelity Management & Research Company, certain funds and accounts advised or subadvised by T. Rowe Price Associates, Inc. and Durable Capital Partners. We currently operate in 22 markets across California, North Carolina and Nevada, and have Health Plan Membership of approximately 81,500.

Regulation

Our operations and those of our affiliated entities are subject to extensive federal, state and local governmental laws and regulations. These laws and regulations require us to meet various standards relating to, among other things, reports to CMS, personnel qualifications, maintenance of proper records and quality assurance programs and patient care. We have entered into standard form agreements with CMS pursuant to Sections 1851 through 1859 of the SSA, pursuant to which we have agreed to operate our plans in accordance with applicable laws and regulations and CMS has agreed to make payments to us under the SSA. Each CMS contract has a one year term expiring on December 31 of the calendar year and is subject to annual one-year renewal terms. Under the contracts we are obligated to provide our members basic benefits and services covered by Part A and Part B of the original Medicare Program and any applicable supplemental benefits we elect to provide in our final benefit and price bid proposals approved by CMS. The CMS contracts further require us to develop our annual benefit and price bid proposals and submit to CMS all related information on premiums, benefits and cost sharing by no later than the first Monday in June prior to the commencement of the subsequent calendar year to which they apply, in accordance with the CMS regulations. Each CMS contract may be terminated by mutual consent or by CMS or by us for cause. We are required to accept new enrollments, make enrollments effective, process voluntary disenrollments and limit involuntary disenrollments in accordance with the CMS regulations. Generally, to enroll or remain enrolled in one of our Medicare Advantage plans, an individual must be a U.S. citizen or lawfully present in the U.S., be entitled to Medicare under Part A and enrolled in Part B, reside in the service area covered by the plan, complete and sign the required election forms to enroll and agree to abide by the rules of the Medicare Advantage plan into which he or she is enrolled or intends to enroll. Such agreements also provide for member and provider protections and marketing requirements, as well as recordkeeping and reporting requirements, all with reference to applicable laws and regulations. If any of our operations or those of our affiliated professional medical corporations are found to violate applicable laws or regulations, we could suffer severe consequences that would have a material adverse effect on our business, results of operations, financial condition, cash flows, reputation and stock price, including:

•	termination of one or more of our Medicare Advantage plans;

•	refunds of amounts received in violation of law or applicable Medicare Advantage requirements dating back to the applicable statute of limitation periods;

•	loss of our required government certifications;

•	loss of our licenses required to operate our clinics and in-house care delivery programs;

•

criminal or civil liability, fines, damages or monetary penalties for violations of healthcare fraud and abuse laws, including the Stark Law, the Anti-Kickback Statute, the FCA and the Civil Monetary Penalties Law;

•	and/or state analogs to these federal enforcement authorities, or other regulatory requirements;

•

enforcement actions by governmental agencies and/or state law claims for monetary damages by patients who believe their health information has been used, disclosed or not properly safeguarded in violation of federal or state patient privacy laws, including the regulations implementing HIPAA;

•	mandated changes to our practices or procedures that significantly increase operating expenses or decrease our revenue;

•

imposition of and compliance with corporate integrity agreements that could subject us to ongoing audits and reporting requirements, as well as increased scrutiny of our business practices which could lead to potential fines, among other things;

•	termination of various relationships and/or contracts related to our business, including provider arrangements;

•

changes in and reinterpretation of rules and laws by a regulatory agency or court, such as state corporate practice of medicine laws, that could affect the structure and management of our business and our affiliated physician-owned professional medical groups;

•	negative adjustments to government payment models including, but not limited to, Parts A, B and D benefits; and

•

harm to our reputation, which could negatively impact our business relationships, our ability to attract and retain patients and physicians, our ability to obtain financing and our access to new business opportunities, among other things.

We expect that our industry will continue to be subject to substantial regulation, the scope and effect of which are difficult to predict. See “Risk Factors—Risks Related to Regulation.”

HIPPA, HITECH Act and Other Laws, Rules and Regulations Related to Data Privacy

We are subject to data privacy and protection laws and regulations that apply to the collection, transmission, storage and use of PHI and other PII, which among other things, impose certain requirements relating to the privacy, security and transmission of PII. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing focus on privacy and data protection issues.

The use of individually identifiable health data by our business is regulated at federal and state levels. These laws and rules are changed frequently by legislation or administrative interpretation. Various state laws address the use and maintenance of individually identifiable health data. Most are derived from the privacy provisions in the federal Gramm-Leach-Bliley Act and HIPAA. HIPAA includes administrative provisions directed at simplifying electronic data interchange through standardizing transactions, establishing uniform healthcare provider, payor, and employer identifiers, and seeking protections for confidentiality and security of patient data. The rules do not provide for complete federal preemption of state laws, but rather preempt all inconsistent state laws unless the state law is more stringent. These regulations set standards for the security of electronic health information, including requirements that insurers provide customers with notice regarding how their non-public personal information is used, including an opportunity to “opt out” of certain disclosures.

HIPAA imposes mandatory penalties for certain violations. In 2020, penalties for violations of HIPAA and its implementing regulations start at $118 per violation and are not to exceed approximately $60,000 per violation, subject to a cap of approximately $1.8 million for violations of the same standard in a single calendar year. However, a single breach incident can result in violations of multiple standards. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. Courts may award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI.

In addition, HIPAA mandates that the HHS conduct periodic compliance audits of HIPAA-covered entities and business associates for compliance with HIPAA’s privacy and security standards. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the civil monetary penalty fine paid by the violator.

HIPAA further requires that members be notified of any unauthorized acquisition, access, use or disclosure of their unsecured PHI that compromises the privacy or security of such information, with certain exceptions related to unintentional or inadvertent use or disclosure by employees or authorized individuals. HIPAA specifies that such notifications must be made “without unreasonable delay and in no case later than 60 calendar days after discovery of the breach.” If a breach affects 500 patients or more, it must be reported to HHS without unreasonable delay, and HHS will post the name of the breaching entity on its public web site. Breaches affecting 500 patients or more in the same state or jurisdiction must also be reported to the local media. If a breach involves fewer than 500 people, the covered entity must record it in a log and notify HHS at least annually.

We also publish statements to our members and partners that describe how we handle and protect PHI. If federal or state regulatory authorities or private litigants consider any portion of these statements to be untrue, we may be subject to claims of deceptive practices, which could lead to significant liabilities and consequences, including, without limitation, costs of responding to investigations, defending against litigation, settling claims and complying with regulatory or court orders.

Data privacy remains an evolving landscape. For example, the CCPA, which came into effect on January 1, 2020, requires companies that process information on California residents to make new disclosures to consumers about their data collection, use and sharing practices, allow consumers to opt out of certain data sharing with third parties and provides a new cause of action for data breaches. In addition, on November 3, 2020, California voters approved a new privacy law, the CPRA, which significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts. Many of the CPRA’s provisions will become effective on January 1, 2023. Additionally, other states are considering the enactment of similar laws.

The HITECH Act, one part of the American Recovery and Reinvestment Act of 2009, significantly broadened the scope of the privacy and security regulations of HIPAA. Among other requirements, the HITECH Act and HIPAA mandate individual notification in the event of a breach of unsecured, individually identifiable health information, provides enhanced penalties for HIPAA violations, requires business associates to comply with certain provisions of the HIPAA privacy and security rule, and grants enforcement authority to state attorneys general in addition to the HHS Office of Civil Rights. In addition, there are numerous federal and state laws and regulations addressing patient and consumer privacy concerns, including unauthorized access or theft of personal information. State statutes and regulations vary from state to state and could impose additional penalties. Violations of HIPAA or applicable federal or state laws or regulations could subject us to significant criminal or civil penalties, including significant monetary penalties. Compliance with HIPAA and other privacy regulations requires significant systems enhancements, training and administrative effort.

As described above, substantially all of our relevant member data is maintained on our technology platform, AVA, which aggregates and provides us with access to extensive member datasets, including individually identifiable PHI. As a result, any breach of our technology platform could expose us to substantial liability under HIPAA, the HITECH Act and other applicable laws, regulations or rules. See “Risk Factors – Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or our members, or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.”

ARRA

On February 17, 2009, the ARRA was enacted into law. In addition to including a temporary subsidy for healthcare continuation coverage issued pursuant to the Consolidated Omnibus Budget Reconciliation Act, ARRA also expands and strengthens the privacy and security provisions of HIPAA and imposes additional limits on the use and disclosure of PHI. Among other things, ARRA requires us and other covered entities to report any unauthorized release or use of or access to PHI to any impacted individuals and to HHS in those instances where the unauthorized activity poses a significant risk of financial, reputational or other harm to the individuals, and to notify the media in any states where 500 or more people are impacted by any unauthorized release or use of or access to PHI. ARRA also requires business associates to comply with certain HIPAA provisions. ARRA also establishes higher civil and criminal penalties for covered entities and business associates who fail to comply with HIPAA’s provisions and requires HHS to issue regulations implementing its privacy and security enhancements.

The Health Care Reform Law and Other Current or Future Legislative, Judicial or Regulatory Changes

The Patient Protection and Affordable Care Act and The Health Care and Education Reconciliation Act of 2010 (which we collectively refer to as the Health Care Reform Law) enacted significant reforms to various aspects of the U.S. health insurance industry. Certain significant provisions of the Health Care Reform Law include, among others, mandated coverage requirements, mandated benefits and guarantee issuance associated with commercial medical insurance, rebates to policyholders based on minimum benefit ratios, adjustments to Medicare Advantage premiums, the establishment of federally facilitated or state-based exchanges coupled with programs designed to spread risk among insurers, and the introduction of plan designs based on set actuarial values. In addition, the Health Care Reform Law established insurance industry assessments, including an annual health insurance industry fee. In 2018, the fee levied on the health insurance industry was $14.3 billion. Under current law, the health industry fee will be permanently repealed beginning in calendar year 2021.

Potential legislative changes or judicial determinations, including activities to repeal or replace the Health Care Reform Law or declare all or certain portions of the Health Care Reform Law unconstitutional, creates uncertainty for our business, and we cannot predict when, or in what form, such legislative changes or judicial determinations may occur.

Corporate Practice of Medicine and Other Laws

As a corporate entity, we are not licensed to practice medicine. Many states in which we operate through our subsidiaries limit the practice of medicine to licensed individuals or professional organizations comprised of licensed individuals, and business corporations generally may not exercise control over the medical decisions of physicians. Statutes and regulations relating to the practice of medicine, fee-splitting between physicians and referral sources, and similar issues vary widely from state to state. Under management agreements between certain of our subsidiaries and affiliated physician-owned professional groups, these groups retain sole responsibility for all medical decisions, as well as for hiring and managing physicians and other licensed healthcare providers, developing operating policies and procedures, implementing professional standards and controls, and maintaining malpractice insurance.

We, our in-house and externally engaged physicians and the facilities in which they operate are subject to various federal, state and local licensing and certification laws and regulations and accreditation standards and other laws, relating to, among other things, the adequacy of medical care, equipment, privacy of member information, physician relationships, personnel and operating policies and procedures. Failure to comply with these licensing, certification and accreditation laws, regulations and standards could result in prior payments being subject to recoupment, requirements to make significant changes to our operations and can give rise to civil or, in extreme cases, criminal penalties. We routinely take the steps we believe are necessary to retain or obtain all requisite licensure and operating authorities.

In markets where the corporate practice of medicine is prohibited, we have historically operated by maintaining long-term management and administrative services contracts with multiple associated professional medical corporations which, in turn, employ or contract with physicians to provide those professional medical services required by our members. Under these management agreements, Alignment Healthcare USA, LLC performs only non-medical administrative services, does not represent that it offers medical services and does not exercise influence or control over the practice of medicine by the physicians or the associated physician groups. In the event of the death or disability of the current owners or upon certain other triggering events, we maintain the right to direct the transfer of the ownership of the professional medical corporations to another licensed physician designated by us. In addition to the above management arrangements, we have certain contractual rights relating to the orderly transfer of equity interests in our physician practices through succession agreements and other arrangements with their physician equity holders. Such equity interests cannot, however, be transferred to or held by us or by any non-professional medical corporation. Accordingly, neither we nor our direct subsidiaries directly own any equity interests in any of our physician practices.

Anti-Kickback, Physician Self-Referral and Other Fraud and Abuse Laws

A federal law commonly referred to as the “Anti-Kickback Statute” prohibits the offer, payment, solicitation, or receipt of any form of remuneration to induce, or in return for, the referral of Medicare or other governmental health program patients or patient care opportunities, or in return for the purchase, lease or order of items or services that are covered by Medicare or other federal governmental health programs. Because the prohibitions contained in the Anti-Kickback Statute apply to the furnishing of items or services for which payment is made in “whole or in part,” the Anti-Kickback Statute could be implicated if any portion of an item or service we provide is covered by any of the state or federal health benefit programs described above. Violation of these provisions constitutes a felony criminal offense and applicable sanctions could include exclusion from the Medicare and Medicaid programs.

Section 1877 of the Social Security Act, commonly known as the “Stark Law,” prohibits physicians, subject to certain exceptions described below, from referring Medicare or Medicaid patients to an entity providing “designated health services” in which the physician, or an immediate family member, has an ownership or investment interest or with which the physician, or an immediate family member, has entered into a compensation arrangement. These prohibitions, contained in the Omnibus Budget Reconciliation Act of 1993, commonly known as “Stark II,” amended prior federal physician self-referral legislation known as “Stark I” by expanding the list of designated health services to a total of 11 categories. The professional groups with which we are contracted or affiliated provide one or more of these designated health services. Persons or entities found to be in violation of the Stark Law are subject to denial of payment for services furnished pursuant to an improper referral, civil monetary penalties, and exclusion from the Medicare and Medicaid programs.

Many states also have enacted laws similar in scope and purpose to the Anti-Kickback Statute and, in more limited instances, the Stark Law, that are not limited to services for which Medicare or Medicaid payment is made. In addition, most states have statutes, regulations, or professional codes that restrict a physician from accepting various kinds of remuneration in exchange for making referrals. These laws vary from state to state and have seldom been interpreted by the courts or regulatory agencies. In states that have enacted these statutes, we believe that regulatory authorities and state courts interpreting these statutes may regard federal law under the Anti-Kickback Statute and the Stark Law as persuasive.

State Regulation of Insurance-Related Products

Laws in each of the states in which we operate our business regulate our operations including: capital adequacy and other licensing requirements, policy language describing benefits, mandated benefits and processes, entry, withdrawal or re-entry into a state or market, rate increases, delivery systems, utilization review procedures, quality assurance, complaint systems, enrollment requirements, claim payments, marketing and advertising. The products we offer are sold under licenses issued by the applicable insurance regulators.

Certain of our licensed insurance subsidiaries are also subject to regulation under state insurance holding company regulations. These regulations generally require, among other things, prior approval and/or notice of new products, rates, benefit changes, and certain material transactions, including dividend payments, purchases or sales of assets, intercompany agreements, and the filing of various financial and operational reports. The amount of dividends that may be paid to us by these insurance subsidiaries, without prior approval by state regulatory authorities, or ordinary dividends, is limited based on the entity’s level of statutory income and statutory capital and surplus. Actual dividends paid may vary due to consideration of excess statutory capital and surplus and expected future surplus requirements. We continue to maintain our levels of aggregate excess statutory capital and surplus in our state-regulated operating subsidiaries. Dividends from our non-insurance companies are generally not restricted by Departments of Insurance.

Intellectual Property

We believe that our intellectual property rights are valuable and critical to our business stability and growth. We rely on a combination of trademarks, copyrights, trade secrets, know-how license agreements and confidentiality procedures, non-disclosure agreements, employee disclosure and invention assignment agreements and other contractual rights to establish and protect our proprietary rights.

We do not have any issued patents and we are not pursuing any patent applications.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. In addition, the laws of various foreign countries where our products are distributed may not protect our intellectual property rights to the same extent as laws in the United States.

AVA is critical to our continued success. If we are unable to protect our intellectual property and other rights, particularly with respect to AVA, our competitive position and our business could be harmed, as third parties may be able to commercialize and use technologies and software products that are substantially the same as ours without incurring the development and licensing costs that we have incurred. We do not currently hold a patent or other registered or applied for intellectual property protection for AVA. See “Risk Factors – If we are unable to obtain, maintain, protect and enforce intellectual property protection for our technology or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize technology substantially similar to ours, and our ability to successfully commercialize our technology may be adversely affected.”

Competition

The U.S. healthcare insurance industry is highly competitive. Our competitors vary by local market and include other managed care companies, national insurance companies, HMOs and PPOs. Many of our competitors have a larger membership base and/or greater financial resources than we do. In addition, other companies may enter our markets in the future, including emerging competitors in the Medicare Advantage program or competitors in the delivery of healthcare services. We believe that barriers to entry in our markets are not substantial, so the addition of new competitors can occur relatively easily, and customers enjoy significant flexibility in moving between competitors. Contracts for the sale of our products are generally tied to an annual bidding process with CMS. While health plans compete on the basis of many factors, including service and the quality and depth of provider networks, we expect that price and Star ratings will continue to be significant bases of competition. In addition to the challenge of controlling healthcare costs, we face intense competitive pressure to contain premium prices. Factors such as business consolidations, strategic alliances, legislative reform and marketing practices create pressure to contain premium price increases, despite being faced with increasing medical costs. The primary competitive factors for our industry include, but are not limited to, the following:

•	premium price;

•	Star ratings;

•	breadth and richness of benefits, services and products offered, particularly ones that address the social determinants of health;

•	level of member engagement;

•	level of member satisfaction;

•	provider network access;

•	care delivery and health outcomes;

•	costs of care;

•	ability to recruit and retain skilled employees and clinicians;

•	brand identity and reputation; and

•	regulatory compliance.

Legal Proceedings

We are from time to time subject to, and are presently involved in, litigation and other legal proceedings. We believe that there are no pending lawsuits or claims that, individually or in the aggregate, may have a material effect on our business, financial condition or operating results.

Employees

As of December 31, 2020 we had approximately 775 employees. We consider our relationship with our employees to be good. None of our employees is represented by a labor union or party to a collective bargaining agreement.

Properties

Our corporate office is located in Orange, California at 1100 W. Town and Country Rd, Suite 1600. We also have offices located in Cary and Raleigh, North Carolina and Las Vegas, Nevada, and small clinics located in Los Angeles, Milpitas, Modesto and Stockton, California, and Cary and Raleigh, North Carolina. We believe that our properties are generally suitable to meet our needs for the foreseeable future. In addition, to the extent we require additional space in the future, we believe that it would be readily available on commercially reasonable terms.

MANAGEMENT

Our Executive Officers and Directors

Below is a list of the names, ages as of December 31, 2020, positions and a brief account of the business experience of the individuals who serve as (i) our executive officers and (ii) our directors.

Name	Age	Position
John Kao	59	Director and Chief Executive Officer

Dawn Maroney	53	President, Markets

Thomas Freeman	31	Chief Financial Officer

Donald Furman	70	Chief Clinical Officer

Dinesh Kumar	52	Chief Medical Officer

Joseph Konowiecki	67	Chairman of the Board

David Hodgson	64	Director

Mark McClellan	57	Director

Robbert Vorhoff	42	Director

Thomas Carella	45	Director

Jeffrey Margolis	57	Director

Jacqueline Kosecoff	71	Director

Margaret McCarthy	66	Director

John Kao has served as our Chief Executive Officer and as a member of our Board since 2014. Mr. Kao is our founder, and was appointed as our Chief Executive Officer and to serve on our board of directors because of his extensive experience in managing organizations in the healthcare industry. Mr. Kao previously served as president of CareMore Medical Enterprises, Inc. (“CareMore”), which Mr. Kao and his partners acquired in 2006. In August 2011, CareMore was acquired by Wellpoint, Inc. Mr. Kao has also served as executive vice president at The TriZetto Group, and has served as president and CEO of the Ventures Division of PacifiCare Health Systems. While at PacifiCare, Mr. Kao was the chief financial officer at Secure Horizons USA. His earlier work included mergers and acquisitions with FHP International and investment banking with BancAmerica Securities, Inc. Mr. Kao received his Bachelor of Science degree from Santa Clara University and his MBA from the UCLA Anderson Graduate School of Management, where he was honored as a Venture Capital Fellow.

Dawn Maroney has served as our President, Markets since 2014. Prior to that, she was chief Medicare officer for Blue Shield of California (formerly known as Care1st Health Plan) from 2011 to 2014, and was chief sales and marketing officer for CareMore Health Plan from 2005 to 2011. Ms. Maroney also served as vice president, Medicare, at Secure Horizons from 2003 to 2005, and as regional vice president of HealthNet from 1994 to 2003.

Thomas Freeman has served as our Chief Financial Officer since 2017. Mr. Freeman first joined Alignment in 2015 where he served as our Vice President of Corporate Development. Prior to joining Alignment, Mr. Freeman was a growth investor on the healthcare team at General Atlantic. Before joining General Atlantic, Mr. Freeman worked in the Investment Banking division at Morgan Stanley & Co. LLC where he also focused on the healthcare sector. He earned his Bachelor of Science in finance from the University of Kansas, where he graduated with Highest Distinction from the School of Business and University Honors.

Donald Furman has served as our Chief Clinical Officer since 2013. Mr. Furman previously served as senior director of healthcare services in the health and life sciences division of Oliver Wyman from 2012 to

2013, and as an independent consultant to hospital systems, health plans and medical groups from 2010 to 2012. In 1993, he was one of the founders of CareMore Medical Group, CareMore IPA and CareMore Medical Enterprises, where he served in a variety of senior executive roles, including chief medical officer, chief medical adviser, and vice chairman of the board. Prior to CareMore, Dr. Furman practiced internal medicine and gastroenterology from 1981 to 1997. Dr. Furman received a Bachelor of Science degree from The American University in Washington, D.C., and an M.D. from Wayne State University in Detroit. He trained in internal medicine and gastroenterology at Yale University in New Haven and is board-certified in both specialties. He also received an MBA from the University of California, Irvine.

Dinesh Kumar has served as our Chief Medical Officer since 2019. Prior to that, he served as a principal in the healthcare consulting practice of DK Healthcare Advisors from 2018 to 2019, and as senior vice president, clinical transformation for DaVita Medical Group from 2015 to 2018. He also served as chief medical officer of Healthcare Partners Medical Group from 2014 to 2015. Dr. Kumar received his Bachelor of Medicine, Bachelor of Surgery (M.B.B.S.) from the University of Madras, Kilpauk Medical College & Hospital.

Joseph Konowiecki has served as a member of our Board since 2014. Mr. Konowiecki serves as managing partner of Moriah Partners, LLC. Mr. Konowiecki also serves as Chairman and CEO of Apollo Enterprise Solutions, Inc. Mr. Konowiecki was previously CEO of Future Solutions with UnitedHealth Group’s Ovations division. Mr. Konowiecki has also held the positions of general counsel and executive vice president corporate affairs at PacifiCare Health Systems, Inc. In addition, he is a founding partner of the law firm Konowiecki & Rank. Mr. Konowiecki serves as a member of the RAND Healthcare Advisory Board. Mr. Konowiecki received a Bachelor of Arts degree in Political Science from the University of California, Los Angeles and a JD from Hastings College. Mr. Konowiecki was appointed to serve on our board of directors because of his extensive experience in managing organizations as an executive officer and representing organizations in the healthcare industry.

David Hodgson has served as a member of our Board since 2014. Mr. Hodgson is a Managing Director and Vice Chairman of General Atlantic. He joined General Atlantic in 1982 and has over 30 years of experience identifying and assisting portfolio companies worldwide in all areas of their development. Currently, Mr. Hodgson is Chair of the board of directors of TriNet as well as a member of the board of directors and Chair Emeritus of Johns Hopkins Hospital. Mr. Hodgson has an MBA from Stanford Graduate School of Business (1982) and a Bachelor of Arts in Mathematics and Social Sciences from Dartmouth College (1978). Mr. Hodgson is a valuable member of our Board because of his private equity experience and his experience on other healthcare companies’ boards.

Mark McClellan has served as a member of our Board since 2014. Dr. McClellan became the inaugural Director of the Duke-Robert J. Margolis, MD, Center for Health Policy and the Margolis Professor of Business, Medicine and Policy at Duke University in January 2016. He is also a faculty member at Dell Medical School at The University of Texas in Austin. Previously, he served from 2007 to 2015 as a Senior Fellow in Economic Studies and as Director of the Initiatives on Value and Innovation in Health Care at the Brookings Institution. Dr. McClellan served as Administrator of CMS for the U.S. Department of Health and Human Services from 2004 to 2006 and as Commissioner of the U.S. Food and Drug Administration (FDA) from 2002 to 2004. He served as a Member of the President’s Council of Economic Advisers and as Senior Director for Healthcare Policy at the White House from 2001 to 2002 and, during the Clinton administration, held the position of Deputy Assistant Secretary for Economic Policy for the Department of the Treasury. Dr. McClellan previously served as an Associate Professor of Economics and Medicine with tenure at Stanford University, where he also directed the Program on Health Outcomes Research. Dr. McClellan is the founding Chair and a current Board member of the Reagan-Udall Foundation, is a Member of the National Academy of Medicine, Chairs the Academy’s Leadership Consortium for Value and Science-Driven Health Care, and Co-Chairs the Guiding Committee of the Health Care Payment Learning and Action Network. He sits on the Boards of Directors of ResearchAmerica!, Long Term Quality Alliance, Seer, Inc., National Alliance for Hispanic Health and the Alliance for Health Policy as well as two public companies, Cigna Corporation and Johnson & Johnson. Dr. McClellan received his Bachelor of Arts degree from the University of Texas, his Masters of Public Administration and Medical Doctorate from Harvard University and his Doctor of Philosophy in Economics from Massachusetts Institute of Technology. Dr. McClellan is a valuable member of our Board because of his extensive experience in public health policy, his academic experience and background as both a regulator and government advisor.

Robbert Vorhoff has served as a member of our Board since 2014. Mr. Vorhoff is a Managing Director, Management Committee member and the Global Head of Healthcare at General Atlantic in New York City. Before joining General Atlantic in 2003, Mr. Vorhoff worked at Greenhill & Co., first in the mergers & acquisitions and restructuring advisory group, then in the private equity group, Greenhill Capital Partners. Mr. Vorhoff is currently a member of the board of several healthcare companies, including Alternate Solutions Health Network, Doctor on Demand, Marathon Health, Oak Street Health, and OneOncology. Mr. Vorhoff previously was a member of the board of eviCore Healthcare, Align Networks, A Place for Mom, and MedExpress. Mr. Vorhoff received a B.S. in Commerce with a concentration in Finance from the McIntire School of Commerce at the University of Virginia. Mr. Vorhoff is a valuable member of our Board because of his private equity experience and his experience on other healthcare companies’ boards.

Thomas Carella has served as a member of our Board since 2017. Mr. Carella has served as a Managing Director at Warburg Pincus since September 2016. Prior to joining Warburg Pincus, Mr. Carella was a Partner in the Merchant Banking Division of Goldman Sachs and Global Head of the division’s private equity activities in the healthcare sector. Mr. Carella currently serves on the board of directors of private healthcare companies, including CityMD/Summit Medical Group, Polyplus Transfection, Vertice Pharma and WebPT as well as public companies SOC Telemed and Outset Medical. Mr. Carella previously served on the board of directors of several private healthcare companies, as well as a public company, T2 Biosystems, Inc., where he served from March 2013 to March 2016. Mr. Carella holds a B.A. from Harvard College and an M.B.A. from Harvard Business School. Mr. Carella serves on our Board because of his private equity experience and his experience on other healthcare companies’ boards.

Jeffrey Margolis has served as a member of our Board since 2014. Currently, Mr. Margolis is Chairman of NextGen Healthcare Information Services Inc. and Vice-Chairman of TriNetX, Inc. He is also Chairman of Welltok, Inc., where he served as CEO from April 2013 through April 2020, and Chairman Emeritus of TriZetto Corporation, where he served as the founding CEO beginning in 1997, served as Chairman and CEO until 2010, and continued as Chairman until October 2011. Mr. Margolis also served as Senior Executive Advisor to the Oliver Wyman Health Innovation Center during 2012 and 2013. From 1989 to 1997, Mr. Margolis served as Senior Vice President and Chief Information Officer of FHP International Corp. Earlier in his career, Mr. Margolis served in various positions with Andersen Consulting (now Accenture) including his final position as Manager, Healthcare Consulting. Mr. Margolis currently serves on the board of directors of Hoag Hospital and is Chairman of the Hoag Clinic in Newport Beach, California., He also serves on the Advisory Boards of the University of California at Irvine’s Center for Healthcare Management & Policy and Center for Digital Transformation. A published author on topics of healthcare information technology and systems, Mr. Margolis earned a bachelor’s degree in business administration/management information systems with high honors from the University of Illinois in 1984, and holds CPA certificates (currently inactive) in Colorado and Illinois. Mr. Margolis is a NACD Board Leadership Fellow and holds a Certified Global Management Accountant designation with the American Institute of Certified Public Accountants. Mr. Margolis is a valuable member of our Board because of his extensive experience as a chief executive officer in the healthcare information technology sector, his financial expertise and his experience as an executive officer and director of multiple public and private companies.

Jacqueline Kosecoff has served as a member of our Board since 2017. Dr. Kosecoff is a Managing Partner of Moriah Partners and also a Senior Advisor of Warburg Pincus. From 2002 to 2012, Dr. Kosecoff was a senior executive inside UnitedHealth Group-PacifiCare, which she joined as part of the acquisition of PacifiCare Health Systems in 2005, where she served as Executive Vice President. Upon joining UnitedHealth Group, Dr. Kosecoff was appointed Chief Executive Officer of Prescription Solutions (now known as OptumRx). Prior to joining

UnitedHealth Group-PacifiCare, Dr. Kosecoff was founder, President and Chief Operating Officer of Protocare. Currently Dr. Kosecoff sits on the board of directors of these public companies: Steris, TriNet, Houlihan Lokey and GoodRx. Dr. Kosecoff also sits on the board of Sealed Air but has notified the company that she will not stand for re-election at the Annual Meeting in May 2021. From July 2012 through February 2019, Dr. Kosecoff served on the board of directors of athenahealth, Inc. Dr. Kosecoff holds a B.A. from the University of California, Los Angeles, an M.S. in Applied Mathematics from Brown University, and a doctorate from University of California, Los Angeles. Dr. Kosecoff was appointed to serve on our board of directors because of her extensive experience in managing organizations and her experience serving on public company boards.

Margaret McCarthy has served as a member of our board since December 2020. Ms. McCarthy retired in June 2019 as executive vice president of CVS Health following the completion of CVS Health’s acquisition of Aetna in 2018. She served as executive vice president of operations and technology for Aetna from 2010 until 2018, where she was responsible for innovation, technology, data security, procurement, real estate and service operations. Prior to joining Aetna in 2003, she served in information technology-related roles at Cigna and Catholic Health Initiatives, among others. Ms. McCarthy also worked in technology consulting at Accenture and was a consulting partner at Ernst & Young. She is a director of Brighthouse Financial, Marriott International, First American Financial, and American Electric Power. She also served on various advisory boards, councils and private-company boards. Ms. McCarthy holds a bachelor’s degree from Providence College and a master’s degree in public health, hospital administration from Yale University. Given her extensive experience managing large groups of employees, complex processes and enterprise-critical technology, Ms. McCarthy brings to the board valuable insights into areas of critical import to our operations.

Family Relationships

There are no family relationships between any of our executive officers or directors.

Corporate Governance

Board Composition and Director Independence

Our business and affairs are managed under the direction of our Board. Following completion of this offering, our Board will be composed of nine directors. Our certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of our Board. In addition, the Stockholders Agreement will prohibit us from increasing or decreasing the size of our Board without the prior written consent of General Atlantic. Our certificate of incorporation will also provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible. Subject to any earlier resignation or removal in accordance with the terms of our certificate of incorporation and bylaws, our Class I directors will be Mr. McClellan, Mr. Vorhoff and Mr. Carella, who will serve until the first annual meeting of shareholders following the completion of this offering, our Class II directors will be Mr. Hodgson, Ms. Kosecoff and Mr. Margolis, who will serve until the second annual meeting of shareholders following the completion of this offering and our Class III directors will be Mr. Kao, Mr. Konowiecki and Ms. McCarthy, who will serve until the third annual meeting of shareholders following the completion of this offering. Upon completion of this offering, we expect that each of our directors will serve in the classes as indicated above. This classification of our Board could have the effect of increasing the length of time necessary to change the composition of a majority of the Board. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the Board. In addition, our certificate of incorporation will provide that directors may be removed with or without cause upon the affirmative vote of at least a majority of the voting power of our outstanding shares of stock entitled to vote thereon.

Our Board has also determined that Mr. Konowiecki, Mr. Hodgson, Mr. McClellan, Mr. Vorhoff, Mr. Carella, Mr. Margolis, Ms. Kosecoff and Ms. McCarthy meet the requirements to be independent directors. In making this determination, our Board considered the relationships that each such non-employee director has with the Company and all other facts and circumstances that our Board deemed relevant in determining their independence, including beneficial ownership of our common stock.

In addition, until such time as any Lead Sponsor ceases to beneficially own at least 10% of our common stock then outstanding, such Lead Sponsor shall have the right to designate one member of each committee of the Board; provided, that any such designee shall be a Director and shall be eligible to serve on the applicable committee under applicable law or stock exchange listing standards, including any applicable independence requirements (subject in each case to any applicable exceptions, including those for newly public companies and any applicable phase-in periods).

The Stockholders Agreement will also provide that until such time as General Atlantic ceases to beneficially at least 15% of our common stock then outstanding, General Atlantic may select the chairperson of the Compensation Committee of the Board from among the Directors then in office.

Board Committees

Upon completion of this offering, our Board will have an Audit Committee, a Compensation Committee and a Nominating, Corporate Governance and Compliance Committee. The composition, duties and responsibilities of these committees are as set forth below. In the future, our Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Board Member	Audit Committee	Compensation Committee	Nominating, Corporate Governance and Compliance Committee
John Kao
Joseph Konowiecki		X	X
David Hodgson	X		X (Chair)
Mark McClellan
Robbert Vorhoff		X (Chair)
Thomas Carella		X
Jeffrey Margolis	X (Chair)
Jacqueline Kosecoff	X		X
Margaret McCarthy

Audit Committee

Following this offering, our Audit Committee will be composed of Mr. Margolis, Ms. Kosecoff and Mr. Hodgson, with Mr. Margolis serving as chairman of the committee. We intend to comply with the audit committee requirements of the SEC and Nasdaq, which require that the Audit Committee be composed of at least one independent director at the closing of this offering, a majority of independent directors within 90 days following this offering and all independent directors within one year following this offering. We anticipate that, prior to the completion of this offering, our Board will determine that Mr. Margolis and Ms. Kosecoff meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of Nasdaq. Accordingly, we are relying on the phase-in provisions of Rule 10A-3 of the Exchange Act and the transition rules applicable to companies completing an initial public offering. In addition, our Board has determined that Mr. Margolis is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act of 1933, as amended (the “Securities Act”). This designation does not impose on any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our Board. The Audit Committee’s responsibilities upon completion of this offering will include:

•	appointing, approving the compensation of, and assessing the qualifications, performance and independence of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•

discussing the scope and results of the audits with our independent registered public accounting firm and reviewing, with management and that accounting firm, our interim and year-end operating results;

•	reviewing our policies on risk assessment and risk management;

•

reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•	monitoring our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the Audit Committee report required by the rules of the SEC to be included in our annual proxy statement;

•	reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

•

reviewing and discussing with management and our independent registered public accounting firm our earnings releases and any financial information and earnings guidance provided to analysts and rating agencies.

Compensation Committee

Following this offering, our Compensation Committee will be composed of and Mr. Vorhoff, Mr. Carella and Mr. Konowiecki, with Mr. Vorhoff serving as chairman of the committee. The Compensation Committee’s responsibilities upon completion of this offering will include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining and approving the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	conducting the independence assessment outlined in rules with respect to any compensation consultant, legal counsel or other advisor retained by the compensation committee;

•	at least annually reviewing and reassessing the adequacy of the committee charter in its compliance with the listing requirements of Nasdaq;

•	overseeing and administering our compensation and similar plans;

•	reviewing and making recommendations to our Board with respect to director compensation; and

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K.

Nominating, Corporate Governance and Compliance Committee

Following this offering, our Nominating, Corporate Governance and Compliance Committee will be composed of Mr. Hodgson, Mr. Konowiecki, and Ms. Kosecoff, with Mr. Hodgson serving as chairman of the committee. The Nominating, Corporate Governance and Compliance Committee’s responsibilities upon completion of this offering will include:

•	developing and recommending to our Board criteria for board and committee membership;

•

subject to the rights of the Lead Sponsors under the Stockholders Agreement, identifying and recommending to our Board the persons to be nominated for election as directors and to each of our Board’s committees;

•	developing and recommending to our Board best practices and corporate governance principles;

•	developing and recommending to our Board a set of corporate governance guidelines;

•	reviewing and recommending to our Board the functions, duties and compositions of the committees of our Board; and

•	monitoring our compliance programs and management’s evaluation of our principal and legal and regulatory compliance risks.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past fiscal year has served, as a member of the Board or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation Committee.

Code of Business Conduct and Ethics

Prior to completion of this offering, we intend to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our code of business conduct and ethics will be available on our website. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website or in public filings.

EXECUTIVE COMPENSATION

Unless we state otherwise or the context otherwise requires, in this Executive Compensation section the terms “Alignment Healthcare,” “we,” “us,” “our” and the “Company” refer to Alignment Healthcare Holdings, LLC for the period up to this offering, and for all periods following this offering, to Alignment Healthcare, Inc.

This section discusses the material components of the executive compensation program for our Chief Executive Officer and our two other most highly compensated officers, who we refer to as our “Named Executive Officers.” For the year ended December 31, 2020, our Named Executive Officers and their positions were as follows:

•	John E. Kao, President and Chief Executive Officer and Director;

•	Dawn Maroney, President, Markets; and

•	Thomas Freeman, Chief Financial Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt in the future may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

Name	Salary	Bonus	Stock Awards(1) ($)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation(3)	Total
John Kao	$656,827	—	$2,537,500	$659,138	—	$3,853,465
Dawn Maroney	$486,538	—	$812,000	$337,710	$12,352	$1,648,600
Thomas Freeman	$389,231	—	$609,000	$273,420	$7,752	$1,279,403

(1)

The incentive units represent profit interests in Alignment Partners, which will have value only if the value of Alignment Partners increases following the date on which the awards of such incentive units are granted. Values of the incentive units represent a grant date fair value calculated in accordance with FASB ASC Topic 718 with respect to a grant of incentive units. There was no public market with respect to the incentive units at the time of grant, and thus the grant date fair value will be based on the fair market value as determined using the Probability Weighted Expected Return Method in accordance with the following assumptions: weighted average of an IPO scenario with exit term of 0.83 years with an equity allocation based on a waterfall analysis and an M&A scenario with exit term of 1.08 years with an equity allocation based on the Black Scholes option pricing model and the additional following inputs; annual dividend yield of 0.00%; risk-free interest rate of 0.1% and expected volatility of 45.0%. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. Volatility is based on the historical volatility of several public entities that are similar to the Company as the Company does not have sufficient historical transactions of its own shares on which to base expected volatility. As of 12/31/2020, the Company does not intend to pay dividends or distributions in the foreseeable future.

(2)

Represents 80% of the NEO’s 2020 bonus payment under the Company’s annual incentive plan, which is payable in March 2021. The remaining 20% of the 2020 bonus payment is not included here and will be paid, if at all, in September or October of 2021, based on certain performance criteria (an additional payment may also be made at such time, based on performance). This number also includes the following 20% 2019 bonus payments that were paid to each NEO on October 23, 2020: John Kao - $165,038; Dawn Maroney - $81,510; Thomas Freeman - $68,460.

(3)	Represents the amount of the employer matching contribution made by the Company to the 401(k) plan for the NEO.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes, for each of the Named Executive Officers, the number of incentive units underlying awards of stock appreciation rights and incentive units as of December 31, 2020.

		Option Awards(3)			Stock Awards
		Number of Securities Underlying Unexercised Options	Number of Securities Underlying Unexercised Options	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Number of Shares or Units of Stock That Have Not Vested(1)	Market Value of Shares or Units of Stock That Have Not Vested(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(4)
Name	Grant Date	(#) Exercisable	(#) Unexercisable	(#)	(#)	($)	(#)	($)
John Kao	3/6/2017	—	—	—	224,000	$4,879,354	224,000	$4,879,354
	3/6/2017	—	—	—	224,000	3,469,602	224,000	3,469,602
	9/30/2019	—	—	—	90,000	1,549,076	30,000	516,359
	9/25/2020	—	—	—	1,250,000	18,338,216	—	—
	4/18/2014	—	—	—	—	—	146,428	4,150,683
	4/18/2014	—	—	—	—	—	84,894	2,406,443
Dawn Maroney	3/6/2017	—	—	—	48,000	1,045,576	48,000	1,045,576
	3/6/2017	—	—	—	48,000	743,486	48,000	743,486
	9/30/2019	—	—	—	90,000	1,799,582	30,000	599,861
	9/30/2019	—	—	—	120,000	2,065,435	40,000	688,478
	9/25/2020	—	—	—	400,000	5,868,229	—	—
	5/9/2014	—	—	—	—	—	13,299	376,966
	5/9/2014	—	—	—	—	—	7,710	218,554
Thomas Freeman	3/6/2017	—	—	—	48,000	1,045,576	48,000	1,045,576
	12/6/2017	—	—	—	7,500	163,371	7,500	163,371
	12/4/2018	—	—	—	15,000	326,742	7,500	163,371
	3/6/2017	—	—	—	16,000	247,829	16,000	247,829
	12/6/2017	—	—	—	2,500	38,723	2,500	38,723
	12/4/2018	—	—	—	1,000	15,489	500	7,745
	9/30/2019	—	—	—	60,000	1,199,721	20,000	399,907
	9/30/2019	—	—	—	90,000	1,549,076	30,000	516,359
	9/25/2020	—	—	—	300,000	4,401,172	—	—
	6/3/2016	—	—	—	—	—	5,813	164,767
	6/3/2016	—	—	—	—	—	3,370	95,527
	10/6/2015	8,000	—	2,000	—	—	—	—

(1)

Represents unvested incentive units subject to time-based vesting requirements. The vesting schedules of the service-based incentive units are as follows (subject to the NEO’s continued employment through each applicable vesting date).

Name	Grant Date	Vesting Date	Time-Vesting Schedule
John Kao	3/6/2017	3/6/2017	Vests 20% per year over 4 years with 224,000 vesting on 3/6/2021
	3/6/2017	3/6/2017	Vests 20% per year over 4 years with 224,000 vesting on 3/6/2021
	9/30/2019	7/15/2019	Vests 20% per year over 4 years with 30,000 vesting on each of 7/15/2021, 2022, and 2023
	9/25/2020	8/1/2020	Vests 25% per year over 4 years with 312,500 vesting on each of 8/1/2021, 2022, 2023, and 2024
Dawn Maroney	3/6/2017	3/6/2017	Vests 20% per year over 4 years with 48,000 vesting on 3/6/2021
	3/6/2017	3/6/2017	Vests 20% per year over 4 years with 48,000 vesting on 3/6/2021
	9/30/2019	7/15/2019	Vests 20% per year over 4 years with 30,000 vesting on each of 7/15/2021, 2022, and 2023
	9/30/2019	7/15/2019	Vests 20% per year over 4 years with 40,000 vesting on each of 7/15/2021, 2022, and 2023
	9/25/2020	8/1/2020	Vests 25% per year over 4 years with 100,000 vesting on each of 8/1/2021, 2022, 2023, and 2024
Thomas Freeman	3/6/2017	3/6/2017	Vests 20% per year over 4 years with 48,000 vesting on 3/6/2021
	12/6/2017	8/8/2017	Vests 20% per year over 4 years with 7,500 vesting on 8/6/2021
	12/4/2018	8/6/2018	Vests 20% per year over 4 years with 7,500 vesting on each of 8/6/2021 and 2022
	3/6/2017	3/6/2017	Vests 20% per year over 4 years with 16,000 vesting on 3/6/2021
	12/6/2017	8/8/2017	Vests 20% per year over 4 years with 2,500 vesting on 8/8/2021
	12/4/2018	8/6/2018	Vests 20% per year over 4 years with 500 vesting on each of 8/6/2021 and 2022
	9/30/2019	7/15/2019	Vests 20% per year over 4 years with 20,000 vesting on each of 7/15/2021, 2022, and 2023
	9/30/2019	7/15/2019	Vests 20% per year over 4 years with 30,000 vesting on each of 7/15/2021, 2022, and 2023
	9/25/2020	8/1/2020	Vests 25% per year over 4 years with 75,000 vesting on each of 8/1/2021, 2022, 2023, and 2024

(2)

Represents unvested incentive units subject to transaction-based vesting requirements. In connection with this offering, all unvested incentive units will be converted into the economic equivalent number of restricted shares of common stock of the Company, and all such restricted shares of common stock of the Company that are converted from unvested transaction-based incentive units will vest upon the later of (x) the four-year anniversary of the initial vesting date, or (y) 50% on the first anniversary of this offering and 50% on the second anniversary of this offering, in each case, subject to continued employment or service on each such vesting date; provided, that any such unvested restricted shares of common stock shall accelerate and vest upon the occurrence of a change of control (as defined in the 2021 Plan).

(3)

Represents the SARs which do not have an exercise price and do not have an expiration date. In connection with this offering, all unvested SARs will be converted into the economic equivalent number of restricted shares of common stock of the Company, and all such restricted shares of common stock of the Company that are converted from unvested transaction-based SARs will vest upon the later of (x) the four year anniversary of the initial vesting date, or (y) 50% on the first anniversary of this offering and 50% on the second anniversary of this offering, in each case subject to continued employment or service on each such vesting date; provided, that any such unvested restricted shares of common stock shall accelerate and vest upon the occurrence of a change of control (as defined in the 2021 Plan).

(4)

There is no public market for the incentive units. For purposes of this table, the incentive units were valued using an initial public offering price of $18.00 per share of our common stock which is the midpoint of the price range set forth on the cover page of this prospectus.

In connection with this offering, all unvested incentive units will be converted into the economic equivalent number of restricted shares of common stock of the Company, and all such restricted shares of common stock of the Company that are converted from unvested service-based incentive units will remain outstanding following this offering, subject to the applicable employee’s vesting schedule.

Emerging Growth Company Status

As an emerging growth company, we are currently exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Employment, Severance and Change of Control Arrangements

Employment Agreements

We have entered into an employment agreement with each of our Named Executive Officers, each of which provides for an initial three-year term (with automatic one-year renewals) and sets forth the executive’s initial annual base salary and target and maximum bonus opportunities, among other terms and conditions.

The employment agreements with Mr. Kao, Ms. Maroney and Mr. Freeman provide for an initial annual base salary of $350,000, $300,000 and $250,000, respectively. In addition, each employment agreement provides for an annual cash incentive bonus with an initial target and maximum bonus opportunity equal to 25.0% and 50.0% of base salary, respectively. Ms. Maroney’s employment agreement initially provided for a commission payment program, however, such program is no longer applicable and Ms. Maroney is currently eligible to receive an annual cash incentive bonus.

Mr. Kao’s base salary for 2020 was $675,000, Ms. Maroney’s base salary for 2020 was $500,000 and Mr. Freeman’s base salary for 2020 was $400,000. Mr. Kao’s bonus target for 2020 was $337,500, Ms. Maroney’s bonus target for 2020 was $175,000 and Mr. Freeman’s bonus target for 2020 was $140,000. Our annual cash incentive compensation is further described under the heading “Non-Equity Incentive Compensation” below.

Each of the employment agreements provide that upon a termination of employment by the Company without “cause”, a resignation by the executive for “good reason” (each as defined therein), or a termination of employment due to the delivery of a notice of nonrenewal by the Company to the executive, in each case subject to the execution and delivery of a release of claims and the executive’s continued compliance with restrictive covenants (as described below), each of Mr. Kao, Ms. Maroney and Mr. Freeman will receive the following severance payments and benefits: (i) continuation of base salary for 12 months (or 24 months, for Mr. Kao), (ii) a lump sum payment equal to annual cash incentive bonus with respect to the calendar year in which the termination occurs, based on actual performance and, for Ms. Maroney and Mr. Freeman, prorated based on the number of months the executive was employed during the year of termination, and (iii) one-year of COBRA benefits.

Each employment agreement contains the following restrictive covenants: (i) non-competition during employment, (ii) non-solicitation of employees or customers during employment and for one year following termination, (iii) perpetual non-disparagement, and (iv) perpetual confidentiality.

In connection with the offering, we will enter into amended and restated employment agreements with each of our Named Executive Officers, effective as of March 26, 2021. Such new employment agreements will supersede the prior employment agreements. The new employment agreements provide Mr. Kao, Ms. Maroney and Mr. Freeman with an initial annual base salary of $675,000, $550,000 and $450,000, respectively. Under the new employment agreements, Mr. Kao, Ms. Maroney and Mr. Freeman are eligible for an annual cash incentive bonus, with their initial target and maximum bonus opportunity equal to 100% and 200%, 85% and 170%, and 50% and 100%, respectively; provided that the bonus for calendar year 2021 will be prorated such that the bonus for the period of (i) January 1, 2021 through March 25, 2021 will be based on the applicable NEO’s current compensation, and (ii) March 26, 2021 through December 31, 2021 will be based on the applicable NEO’s new compensation.

Each new employment will modify the base salary continuation component of the severance entitlements as described above for each of the NEOs. Under his new employment agreement, Mr. Kao will receive severance pay upon certain terminations of employment in an aggregate amount equal to two times the sum of base salary plus target bonus, paid in substantially equal installments over the 24 month period following termination. Under their new employment agreements, Ms. Maroney and Mr. Freeman will receive severance pay upon certain terminations of employment in an aggregate amount equal to one times the sum of base salary plus target bonus, paid in substantially equal installments over the 12 month period following termination. The remaining severance entitlements (i.e., the bonus payment for the calendar year in which the termination occurs based on performance and the one-year of COBRA benefits) will remain the same for each of the new employment agreements. The restrictive covenants will remain the same for each of the new employment agreements.

Non-Equity Incentive Compensation

For 2020, our Named Executive Officers were eligible to receive an annual cash incentive award. Performance was assessed against goals and targets that were established for the fiscal year by our Board in the first quarter of 2020. Each performance goal was assigned a “target” level of performance and included a “max” level at which the award opportunity was capped. Achievement of the target performance level would earn the target award, and achievement at the max performance level would earn a multiple of the target opportunity. Achievements falling below the target or between the target and max levels would result in a pro-rated payout. The performance goals used to determine cash incentive awards for 2020 were based on financial targets (including revenue and EBITDA), member count targets and certain operational and clinical objectives. 80% of the 2020 bonus payment is payable in March 2021, with the remaining 20% of the 2020 bonus payment payable, if at all, in September or October of 2021, subject to continued employment and performance. The 20% 2020 bonus payment may be increased based on the achievement of certain performance criteria.

Equity Incentive Compensation

Incentive Units

Alignment Partners has granted incentive units to certain key employees of the Company, which are governed by the terms of the individual award agreement documenting the grant and the Third Amended and Restated Limited Partnership Agreement of Alignment Partners, dated as of February 28, 2020 (the “Partnership Agreement”). The incentive units are intended to qualify as “profits interests” for federal income tax purposes. As of December 31, 2020, 21,378,821.53 incentive units had been issued and are outstanding pursuant to the Partnership Agreement, and an additional 212,768.62 were authorized for future issuance pursuant to the Partnership Agreement.

Vesting

Unless otherwise provided in an individual award agreement, a specified percentage of each grant of incentive units will be fully-vested-upon-grant, a specified percentage will vest based on service, and the remaining percentage will vest based on the occurrence of a “change of control”. The service-based incentive units generally vest 25% on the first four anniversaries of the applicable vesting commencement date, subject to the employee’s continued employment or service on each such vesting date; provided, that with respect to certain prior grants of incentive units to members of our management team in 2014, 25% of the service-based incentive units vested upon issuance. Change of control is defined in the incentive unit award agreement as the first to occur of any of the following with respect to Alignment Partners, the Company or Alignment Healthcare USA, LLC: (i) the sale of all or substantially all of the assets of such entity, (ii) the liquidation or dissolution of Alignment Partners, except in connection with an initial public offering, or (iii) the consummation of any transaction in which any person becomes the beneficial owner, directly or indirectly, of more than 50% of the voting interests of such entity.

Notwithstanding the foregoing, in connection with this offering, all vested incentive units will be converted into the economic equivalent number of vested shares of common stock of the Company, and all unvested incentive units will be converted into the economic equivalent number of restricted shares of common stock of the Company. All such restricted shares of common stock of the Company that are converted from (i) unvested all transaction-based incentive units will vest upon the later of (x) the four-year anniversary of the initial vesting date, or (y) 50% on the first anniversary of this offering and 50% on the second anniversary of the offering, in each case, subject to continued employment or service on each such vesting date, and (ii) unvested service-based incentive units will remain outstanding following this offering, subject to the applicable employee’s vesting schedule; provided, that any such unvested restricted shares of common stock shall accelerate and vest upon the occurrence of a change of control (as defined in the 2021 Plan).

Restrictive Covenants

Incentive unit holders are subject to the following restrictive covenants, which are found in the Partnership Agreement: (i) non-competition, (ii) non-solicitation and non-hire of employees, (iii) non-inducement of customers, and (iv) non-disparagement, in each case, during employment and for two years following dissociation from Alignment Partners or dissolution of Alignment Partners, provided that any person is deriving title to Alignment Partners’ business or its goodwill carries on a like business. In addition, incentive unit holders are subject to a perpetual confidentiality covenant, which is also found in the Partnership Agreement.

Stock Appreciation Rights Plan

The Company maintains the Alignment Healthcare Holdings, LLC Stock Appreciation Rights Plan, effective as of December 14, 2014 (the “SAR Plan”), which provides for the grant of stock appreciation rights (“SARs”) to key employees of the Company. A SAR is a phantom equity interest that allows the grantee to share in the appreciation of our business above a certain threshold, and represents the right to receive cash equal to the excess of (i) the aggregate fair market value of a portion of the equity interests of the Company, over (y) the aggregate applicable exercise price. The threshold price for each SAR grant is the fair market value of the Company’s business as of the applicable date of grant. As of December 31, 2020, 179,925 SARs had been issued and are outstanding under the SAR Plan, and an additional 170,075 were authorized for future issuance under the SAR Plan. Awards of SARs are governed by the terms of the SAR Plan and the individual award letter documenting the grant.

Vesting

Unless otherwise provided in an individual award letter, each grant of SARs vests 80% based on service and 20% based on the occurrence of a “change of control” (change of control under the SAR Plan is generally defined in the same manner as in the incentive unit award agreement, as described above). The service-based SARs vest 25% on the first four anniversaries of the initial vesting date, subject to the employee’s continued employment on each such vesting date. Notwithstanding the foregoing, in connection with this offering, all vested SARs will be converted into the economic equivalent number of vested shares of common stock of the Company, and all unvested SARs will be converted into the economic equivalent number of restricted shares of common stock of the Company. All such restricted shares of common stock of the Company that are converted from (i) unvested transaction-based SARs will vest upon the later of (x) the four-year anniversary of the initial vesting date, or (y) 50% on the first anniversary of this offering and 50% on the second anniversary of this offering, in each case, subject to continued employment or service on each such vesting date, and (ii) unvested service-based SARs will continue to vest in accordance with the applicable employee’s vesting schedule; provided, that any such unvested restricted shares of common stock shall accelerate and vest upon the occurrence of a change of control (as defined in the 2021 Plan).

Settlement and Payment

Vested SARs are automatically settled and paid upon the earlier of a change of control or initial public offering, provided that such event occurs on or prior to December 31, 2024. Upon settlement of SARs following a change of control, employees may receive cash or marketable securities. Upon settlement of SARs following an initial public offering, employees may receive cash, marketable securities, or shares of the new publicly traded company. The Board may delay payment for SARs so that the employee is paid at the same time that equity holders are paid in connection with a change of control, or in order to reflect any restrictions that apply to trading by employees following an initial public offering. In connection with this offering, all vested SARs will be converted into the economic equivalent number of vested shares of common stock of the Company, and all unvested SARs will be converted into the economic equivalent number of restricted shares of common stock of the Company.

Restrictive Covenants

Grantees under the SAR Plan are subject to the following restrictive covenants: (i) non-competition during employment, (ii) non-solicitation of employees or customers during employment and for one year following termination, (iii) perpetual non-disparagement, and (iv) perpetual confidentiality.

Summary of the Equity Incentive Plan

Prior to the consummation of this offering, we anticipate that our Board will adopt, and our shareholders will approve, an equity incentive plan (the “2021 Plan”), pursuant to which employees, consultants and directors of our company and our affiliates performing services for us, including our executive officers, will be eligible to receive awards. We anticipate that the 2021 Plan will provide for the grant of stock options, stock appreciation rights, restricted shares, dividend equivalents, other stock-based awards (including RSUs) and performance awards intended to align the interests of participants with those of our shareholders. The following description of the 2021 Plan is based on the form we anticipate will be adopted, but since the 2021 Plan has not yet been adopted, the provisions remain subject to change. As a result, the following description is qualified in its entirety by reference to the final 2021 Plan once adopted, a copy of which in substantially final form will be filed as an exhibit to the registration statement of which this prospectus is a part.

Share Reserve

An aggregate of 20,744,444 shares of our common stock will initially be available for issuance under the 2021 Plan. The number of shares initially available for issuance will be increased on January 1 of each calendar year beginning in 2022 and ending in and including 2031 by an amount equal to the lesser of (A) 4.0% of the shares of common stock outstanding on the final day of the immediately preceding calendar year and (B) a smaller number of shares determined by our Board. No more than 20,744,444 shares of common stock may be issued under the 2021 Plan upon the exercise of incentive stock options. Shares issued under the 2021 Plan may be authorized but unissued shares or treasury shares.

If an award under the 2021 Plan expires, terminates, or is forfeited, settled in cash, or canceled without having been fully exercised, any unused shares subject to the award will be available for new grants under the 2021 Plan. With respect to stock appreciation rights settled in shares, upon settlement, only the number of shares delivered to a participant will count against the share reserve. If shares issuable upon exercise, vesting, or settlement of an award are surrendered or tendered to the Company in payment of the purchase or exercise price of an award or any taxes required to be withheld in respect of an award, in each case, in accordance with the terms of the 2021 Plan, such surrendered or tendered shares will be added back to the share reserve. Awards granted under the 2021 Plan in substitution for any options or other stock or stock-based awards granted by an entity before the entity’s merger or consolidation with us or our acquisition of the entity’s property or stock will not reduce the shares available for grant under the 2021 Plan, but may count against the maximum number of shares that may be issued upon the exercise of incentive stock options (“ISOs”).

Administration

The 2021 Plan will be administered by our Compensation Committee. The Compensation Committee has the authority to construe and interpret the 2021 Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan. Awards under the 2021 Plan may be made subject to “performance conditions” and other terms.

Eligibility

Our employees, consultants and directors, and employees, consultants and directors of our affiliates, will be eligible to receive awards under the 2021 Plan. The Compensation Committee will determine who will receive awards, and the terms and conditions associated with such award.

Term

The 2021 Plan will terminate ten years from the date our Board approves the plan, unless it is terminated earlier by our Board.

Non-Employee Director Award Limitation

The maximum value of awards granted during any calendar year to any non-employee director, taken together with any cash fees paid to that non-employee director during the calendar year and the value of awards granted to the non-employee director under any other compensation plan of the company or any affiliate during the calendar year, may not exceed $750,000 in total value (based on the fair market value of the shares underlying the award as of the grant date for restricted stock and other share-based awards, and based on the grant date fair value for accounting purposes for stock options and SARs).

Stock Options

The 2021 Plan provides for the grant of ISOs only to our employees. All options other than ISOs may be granted to our employees, directors and consultants. The exercise price of each option to purchase stock must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of ISOs granted to 10% or more shareholders must be at least equal to 110% of that value. Options granted under the 2021 Plan may be exercisable at such times and subject to such terms and conditions as the Compensation Committee determines. The maximum term of options granted under the 2021 Plan is 10 years (five years in the case of ISOs granted to 10% or more shareholders).

Stock Appreciation Rights

Stock appreciation rights provide for a payment, or payments, in cash or common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price of the stock appreciation right. The exercise price must be at least equal to the fair market value of our common stock on the date the stock appreciation right is granted. Stock appreciation rights may vest based on time or achievement of performance conditions, as determined by the Compensation Committee in its discretion.

Restricted Shares and RSUs

Restricted share awards are awards of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met and which may be subject to payment of a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares. The terms and conditions applicable to restricted shares and RSUs will be determined by the Compensation Committee, subject to the conditions and limitations contained in the 2021 Plan.

Performance Awards

A performance award is an award that becomes payable upon the attainment of specific performance goals. A performance award may become payable in cash or in shares of our common stock. These awards are subject to forfeiture prior to settlement due to termination of a participant’s employment or failure to achieve the performance conditions.

Other Share-Based and Other Cash-Based Awards

The Compensation Committee may grant other share-based and/or other cash-based awards to participants in amounts and on terms and conditions determined by them in their discretion. Such awards may be granted subject to vesting conditions or awarded without being subject to conditions or restrictions.

Additional Provisions

Awards granted under the 2021 Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, and all such rights will be exercisable, during the participant’s lifetime, only by the participant.

In the event of a change of control (as defined in the 2021 Plan), the Compensation Committee may, in its discretion, provide for any or all of the following actions: (i) awards may be continued, assumed or substituted with new rights, (ii) awards may be purchased for cash equal to the excess (if any) of the highest price per share of common stock paid in the change of control transaction over the aggregate exercise price of such awards, (iii) outstanding and unexercised stock options and stock appreciation rights may be terminated prior to the change of control (in which case holders of such unexercised awards would be given notice and the opportunity to exercise such awards), or (iv) any other determination as to the treatment of awards that the Compensation Committee may make. In the event of any change to our outstanding common stock or capital structure, such as a stock split, reverse stock split, recapitalization, reorganization, merger, consolidation, combination, division, exchange, spin off, extraordinary cash or stock dividend or other relevant change in capitalization, all awards will be equitably adjusted or substituted to the extent necessary to preserve the economic intention of such awards.

IPO Grants

In connection with this offering, we anticipate granting 1,583,855 shares of common stock underlying restricted stock units to certain of our employees and directors. Such restricted shares will vest 25% on the first four anniversaries of the initial vesting date. In connection with this offering, we also anticipate granting 11,125,769 options to purchase shares of common stock to certain employees with an exercise price set at the initial public offering price. Such options will vest 25% on the first four anniversaries of the initial vesting date.

401(k) Plan

We maintain a tax-qualified retirement plan that provides all regular employees with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax or after-tax basis and have it contributed to the plan subject to applicable annual limits under the Code. The Company makes a matching contribution on 100% of employee deferrals up to 4% of the eligible employee’s compensation eligible for deferral. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employee elective deferrals and matching contributions are 100% vested at all times. As a U.S. tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and employer matching contributions are deductible by us when made.

Non-Employee Director Compensation

We anticipate that each of our non-employee directors will receive an annual director fee, fees for attending meetings of the board of directors as well as committee meetings and equity awards in connection with their services. In addition, each director will be reimbursed for out-of-pocket expenses in connection with his or her services. As of the time of this offering, we are evaluating the specific terms of our director compensation program.

The following table summarizes, for each member of our Board that is not also an employee of the Company, the compensation received by such director for the year ended December 31, 2020. In addition, Mr. Andy Slavitt formerly served as a director of the Company. Mr. Slavitt did not receive director compensation in 2020 but did receive $8,333 for consulting services in 2020.

Name	All Other Compensation(1)	Total
	($)	($)
Joseph Konowiecki	$117,410	$117,410
Jeff Margolis	$100,000	$100,000
Mark McClellan	$48,000	$48,000
Andy Slavitt	$8,333	$8,333
Jacqueline Kosecoff	$92,094	$92,094
Margaret McCarthy	$8,333	$8,333
Robbert Vorhoff	$—	$—
David Hodgson	$—	$—
Thomas Carella	$—	$—

(1)	Represents consulting fees paid to the non-employee director.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our common stock as of March 17, 2021 after giving effect to the Corporate Reorganization, the Stock Payment and as adjusted to reflect the sale of the common stock in this offering, for

•	each person or group known to us who beneficially owns more than 5% of our common stock immediately prior to this offering;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

Each shareholder’s percentage ownership before the offering is based on common stock outstanding as of March 17, 2021 after giving effect to the Corporate Reorganization. Each shareholder’s percentage ownership after the offering is based on common stock outstanding immediately after the completion of this offering. The selling stockholders have granted the underwriters an option to purchase up to 4,080,000 additional shares of common stock.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of March 17, 2021 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all common stock shown as beneficially owned by the shareholder.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o Alignment Healthcare, Inc. 1100 W. Town and Country Road, Suite 1600, Orange, California 92868. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

			Number of shares offered assuming full exercise of underwriters’ option	Shares Beneficially Owned After this Offering
	Shares Beneficially Owned Prior to this Offering			No exercise of underwriters’ option		Full exercise of underwriters’ option
Name of Beneficial Owner	Number of shares	Percentage		Number of shares	Percentage	Number of shares	Percentage
5% Stockholders
General Atlantic(1)	82,362,230	49.7%	6,564,966	78,511,411	41.9%	75,797,264	40.5%
Warburg Pincus(2)	26,771,015	16.2	2,133,877	25,519,345	13.6	24,637,138	13.2
Fidelity Investments(3)	9,293,024	5.6	—	9,293,024	5.0	9,293,024	5.0
Directors and Named Executive Officers
John Kao(4)	2,797,642	1.7	—	2,797,642	1.5	2,797,642	1.5
Dawn Maroney	890,360	*	81,757	890,360	*	808,603	*
Thomas Freeman(5)	498,041	*	42,300	498,041	*	455,741	*
Joseph Konowiecki	696,278	*	—	696,278	*	696,278	*
David Hodgson	—	—	—	—	—	—	—
Mark McClellan	213,682	*	13,154	213,682	*	200,528	*
Robbert Vorhoff	—	—	—	—	—	—	—
Thomas Carella	—	—	—	—	—	—	—

			Number of shares offered assuming full exercise of underwriters’ option	Shares Beneficially Owned After this Offering
	Shares Beneficially Owned Prior to this Offering			No exercise of underwriters’ option		Full exercise of underwriters’ option
Name of Beneficial Owner	Number of shares	Percentage		Number of shares	Percentage	Number of shares	Percentage
Jeffrey Margolis(6)	379,907	*	11,000	379,907	*	368,907	*
Jacqueline Kosecoff	117,436	*	—	117,436	*	117,436	*
Margaret McCarthy	—	—	—	—	—	—	—
Directors and executive officers as a group (14 individuals)	8,232,130	5.0%	203,471	8,232,130	4.4%	8,028,659	4.3%
Other Selling Stockholders
University of North Carolina Health Care System(7)	3,550,256	2.1	282,985	3,384,265	1.8	3,267,271	1.7
Ally Commercial Finance LLC	163,309	*	13,017	155,674	*	150,292	*
CHV III, LP(8)	4,788,496	2.9	381,684	4,564,611	2.4	4,406,812	2.4
Michael Foster	818,223	*	55,260	818,223	*	762,963	*

(1)

The limited partners that share beneficial ownership of the shares held by General Atlantic (ALN HLTH), L.P. are the following General Atlantic investment funds (the “GA Funds”): General Atlantic Partners 95, L.P. (“GAP 95”), GAP Coinvestments III, LLC (“GAPCO III”), GAP Coinvestments IV, LLC (“GAPCO IV”), GAP Coinvestments V, LLC (“GAPCO V”) and GAP Coinvestments CDA, L.P. (“GAPCO CDA”). The general partner of General Atlantic (ALN HLTH), L.P. is General Atlantic (SPV) GP, LLC (“GA SPV”). The general partner of GAP 95 is General Atlantic GenPar, L.P. (“GA GenPar”) and the general partner of GA GenPar is General Atlantic LLC (“GA LLC”). GA LLC is the managing member of GAPCO III, GAPCO IV and GAPCO V, the general partner of GAPCO CDA and is the sole member of GA SPV. There are nine members of the management committee of GA LLC (the “GA Management Committee”). GA LLC, GA GenPar, GA SPV, GAP 95, GAPCO III, GACO IV, GAPCO V and GAPCO CDA (collectively, the “GA Group”) are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. Each of the members of the GA Management Committee disclaims ownership of the shares held by General Atlantic (ALN HLTH), L.P. except to the extent that he has a pecuniary interest therein. The mailing address of the GA Group is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055.

(2)

Includes shares held by (i) Warburg Pincus Private Equity XII, L.P., a Delaware limited partnership (“WP XII”), (ii) Warburg Pincus Private Equity XII-B, L.P., a Delaware limited partnership (“WP XII-B”), (iii) Warburg Pincus Private Equity XII-D, L.P., a Delaware limited partnership (“WP XII-D”), (iv) Warburg Pincus Private Equity XII-E, L.P., a Delaware limited partnership (“WP XII-E”), (v) WP XII Partners, L.P., a Delaware limited partnership (“WP XII Partners”), (vi) Warburg Pincus XII Partners, L.P., a Delaware limited partnership (“Warburg Pincus XII Partners” and, together with WP XII, WP XII-B, WP XII-D, WP XII-E, and WP XII Partners, the “WP XII Funds”). Warburg Pincus XII, L.P., a Delaware limited partnership (“WP XII GP”), is the general partner of the WP XII Funds. WP Global LLC, a Delaware limited liability company (“WP Global”), is the general partner of WP XII GP. Warburg Pincus Partners II, L.P., a Delaware limited partnership (“WPP II”), is the managing member of WP Global. Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WPP GP”), is the general partner of WPP II. Warburg Pincus & Co., a New York general partnership (“WP”), is the managing member of WPP GP. Warburg Pincus LLC, a New York limited liability company (“WP LLC”) is a registered investment adviser and the manager of the WP XII Funds. Investment and voting decisions with respect to the shares held by the WP XII Funds are made by a committee comprised of three or more individuals and all members of such committee disclaim beneficial ownership of the shares. The address of the WP LLC, WP, WPP GP, WPP II, WP Global, WP XII GP, and the WP XII Funds is 450 Lexington Avenue, New York, New York 10017. All indirect holders of the above referenced shares disclaim beneficial ownership of all applicable shares except to the extent of their pecuniary interest therein.

(3)

Includes shares held directly by Fidelity Mt, Vernon Street Trust: Fidelity Series Growth Company Fund, Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, Fidelity Growth Company Commingled Pool, Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund, Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, Fidelity Blue Chip Growth Commingled Pool, Fidelity Securities Fund: Fidelity Flex Large Cap Growth Fund, Fidelity Securities Fund: Fidelity Blue Chip Growth K6 Fund, Fidelity Blue Chip Growth Institutional Trust, Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund, FIAM Select Portfolios: Health Care Portfolios, Fidelity Advisors Series VII: Fidelity Advisor Health Care Fund, Variable Insurance Products Fund IV: Health Care Portfolio, and Fidelity Select Portfolios: Health Care Services Portfolio (collectively, the “Fidelity Funds”). The Fidelity Funds are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds advised by Fidelity Management & Research Company, LLC (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address of FMR LLC and FRMC LLC is 88 Black Falcon Ave., Suite 167, V12F, Boston, Massachusetts 02210.

(4)	Share are held by JEK Trust, dated February 8, 2021, of which John Kao is the trustee.
(5)

Includes 381,535 shares of our common stock held by FCO Holdings LLC (“FCO LLC”), a limited liability company, of which Mr. Freeman was the sole member. Mr. Freeman has transferred all of his FCO LLC membership interests to FCO Holdings Trust One, an irrevocable trust. Mr. Freeman may be deemed to have shared voting and/or investment power with respect to all of the shares of our common stock indirectly held by such trust.

(6)	Shares are held by the Margolis Family trust 12/23/98, of which Jeffrey Margolis is the trustee.
(7)	The mailing address of University of North Carolina Health Care System is 101 Manning Drive, Chapel Hill, NC 27514.
(8)

Includes 4,788,496 shares of our common stock held by CHV III, LP. Ascension Ventures III, LLC is the general partner of CHV III, L.P. Ascension Ventures III, LLC is governed by a Board of Managers, which has the authority to invest and vote for the shares held by CHV III, L.P. Signatory and voting authority has been delegated to Matthew I. Hermann, Senior Managing Director of Ascension Ventures III, LLC. Decisions regarding the liquidation of investment positions have been delegated by the Board of Managers to Anthony J. Speranzo, President and CEO, Ascension Capital, LLC, and Matthew I. Hermann, Senior Managing Director, Ascension Ventures II, LLC, acting jointly. The mailing address of CHV III, LP is 4600 Edmundson Road, St. Louis, MO.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Prior to completion of this offering, we intend to adopt a policy with respect to the review, approval and ratification of related party transactions. Under the policy, our Audit Committee is responsible for reviewing and approving related person transactions. In the course of its review and approval of related party transactions, our Audit Committee will consider the relevant facts and circumstances to decide whether to approve such transactions. In particular, our policy requires our Audit Committee to consider, among other factors it deems appropriate:

•	the related person’s relationship to us and interest in the transaction;

•	the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

•	the impact on a director’s independence in the event the related person is a director or an immediate family member of the director;

•	the benefits to us of the proposed transaction;

•	if applicable, the availability of other sources of comparable products or services; and

•	an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The Audit Committee may only approve those transactions that are in, or are not inconsistent with, our best interests and those of our shareholders, as the Audit Committee determines in good faith.

In addition, under of Code of Ethics, which will be adopted prior to the consummation of this offering, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

All of the transactions described below were entered into prior to the adoption of the Company’s written Related Party Transactions Policy (which policy will be adopted prior to the consummation of this offering), but all were approved by our Board considering similar factors to those described above.

Related Party Transactions

Other than compensation arrangements for our directors and named executive officers, which are described in the sections of this prospectus titled “Management” and “Executive Compensation,” below we describe transactions since January 1, 2017 to which we were a participant or will be a participant, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Stockholders Agreement

In connection with this offering, we will enter into a Stockholders Agreement with the Lead Sponsors that provides each the right to designate nominees for election to our Board. The Lead Sponsors may also assign their designation rights under the Stockholders Agreement to an affiliate.

The Stockholders Agreement will provide (x) General Atlantic the right to designate: (i) four of the nominees for election to our Board for so long as General Atlantic beneficially owns over 35% of our common stock then outstanding; (ii) three of the nominees for election to our Board for so long as General Atlantic beneficially owns over 25% but less than or equal to 35% of our common stock then outstanding; (iii) two of the nominees for election to our Board for so long as General Atlantic beneficially owns over 15% but less than or equal to 25% of our common stock then outstanding; and (iv) one of the nominees for election to our Board for so long as General Atlantic beneficially at least 5% but less than or equal to 15% of our common stock then outstanding and (y) Warburg Pincus the right to designate one of the nominees for election to our Board for so long as Warburg Pincus beneficially owns at least 5% of our common stock then outstanding. In each case, the Lead Sponsors’ nominees must comply with applicable law and stock exchange rules.

Until such time as a Lead Sponsor ceases to beneficially own at least 10% of our common stock then outstanding, such Lead Sponsor will have the right to designate at least one member of each committee of the Board; provided, that any such designee shall be a director and shall be eligible to serve on the applicable committee under applicable law or stock exchange listing standards, including any applicable independence requirements. The Stockholders Agreement will also provide that until such time as General Atlantic ceases to beneficially own at least 15% of our common stock then outstanding, General Atlantic may select the chairperson of the Compensation Committee of the Board from among the directors then in office. In addition, the Lead Sponsors shall be entitled to designate the replacement for any of their board designees whose board service terminates prior to the end of the director’s term regardless of the applicable Lead Sponsor’s beneficial ownership at such time.

Additionally, as long as General Atlantic holds at least 25% of our common stock then outstanding, the prior written consent of General Atlantic will be required prior to taking the following actions:

(a) any acquisition or disposition where aggregate consideration is greater than $200,000,000 in a single transaction or series of related transactions;

(b) any transaction in which any person or group acquires more than 50% of our then outstanding capital stock or the power to elect a majority of the members of the Board;

(c) any incurrence or refinancing of indebtedness of the Company and our subsidiaries to the extent such incurrence or refinancing would result in the Company and our Subsidiaries having indebtedness in excess of $250,000,000 in the aggregate;

(d) hiring or termination of our chief executive officer;

(e) any increase or decrease in the size of the Board; or

(f) any reorganization, recapitalization, voluntary bankruptcy, liquidation, dissolution or winding-up.

The foregoing rights of the Lead Stockholders under the Stockholders Agreement will terminate with respect to a Lead Sponsor at such time as such Lead Sponsor owns less than 5% of our common stock then outstanding.

Registration Rights Agreement

In connection with this offering, we intend to enter into a registration rights agreement with the Lead Sponsors and certain other stockholders (the “Applicable Holders”). The Lead Sponsors will be entitled to request that we register the Lead Sponsors’ shares on a long-form or short-form registration statement on one or more occasions in the future, which registrations may in certain circumstances be “shelf registrations,” and such other stockholders will be entitled to participate in such offerings on a pro rata basis. The Applicable Holders will also be entitled to participate in certain of our registered offerings, subject to the restrictions in the registration rights agreement. We will pay the expenses in connection with the exercise of these rights. The registration rights described in this paragraph apply to (i) shares of our common stock held by the Applicable Holders and their affiliates and (ii) any of our capital stock (or that of our subsidiaries) issued or issuable with respect to the common stock described in clause (i) with respect to any dividend, distribution, recapitalization, reorganization, or certain other corporate transactions, or Registrable Securities. These registration rights are also for the benefit of any subsequent holder of Registrable Securities; provided that any particular securities will cease to be Registrable Securities when they have been sold in a registered public offering, sold in compliance with Rule 144 of the Securities Act of 1933, as amended, or the Securities Act, or repurchased by us or our subsidiaries. In addition, any Registrable Securities held by a person other than the Lead Sponsors and their affiliates will cease to be Registrable Securities if they can be sold without limitation under Rule 144 of the Securities Act.

Indemnification of Officers and Directors

Upon completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL. Additionally, we may enter into indemnification agreements with any new directors or officers that may be broader in scope than the specific indemnification provisions contained in Delaware law.

DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, our authorized capital stock will consist of 1,000,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of undesignated preferred stock, par value $0.001 per share. After the consummation of the Corporate Reorganization, the Stock Payment and this offering and the use of proceeds therefrom, we expect to have 187,273,782 shares of our common stock outstanding assuming an initial public offering price of $18.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, assuming no exercise by the underwriters of their option to purchase additional shares. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of the DGCL.

Common Stock

Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as our Board may determine from time to time.

Voting Rights. Each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of shareholders. Holders of shares of our common stock shall have no cumulative voting rights.

Preemptive Rights. Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion or Redemption Rights. Our common stock will be neither convertible nor redeemable.

Liquidation Rights. Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Preferred Stock

Our Board may, without further action by our shareholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our Board, without shareholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock.

Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws

Our certificate of incorporation, bylaws and the DGCL will contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by shareholders.

These provisions include:

Classified Board. Our certificate of incorporation will provide that our Board will be divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board will be elected each year. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of our Board. Our certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our Board. Upon completion of this offering, we expect that our Board will have             members.

Shareholder Action by Written Consent. Our certificate of incorporation will preclude shareholder action by written consent at any time when the Lead Sponsors beneficially own, in the aggregate, less than 40% in voting power of our outstanding common stock.

Special Meetings of Shareholders. Our certificate of incorporation and bylaws will provide that, except as required by law, special meetings of our shareholders may be called at any time only by or at the direction of our Board or the chairman of our Board provided, however, at any time when the Lead Sponsors beneficially own, in the aggregate, at least 40% of our outstanding common stock, special meetings of our shareholders shall also be called by our Board or the chairman of our Board at the request of either of the Lead Sponsors. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Advance Notice Procedures. Our bylaws establish advance-notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board or a committee of our Board, and provided, however, that at any time when the Lead Sponsors beneficially own, in the aggregate, at least 40% in voting power of our outstanding common stock, such advance notice procedure will not apply to such Lead Sponsor. Shareholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. Although the bylaws will not give our Board the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company. These provisions do not apply to nominations by the Lead Sponsors pursuant to the Stockholders Agreement. See “Certain Relationships and Related Party Transactions—Stockholders Agreement” for more details with respect to the Stockholders Agreement.

Removal of Directors; Vacancies. Our certificate of incorporation will provide all directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. In addition, our certificate of incorporation will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on our Board that results from an increase in the number of directors and any vacancy occurring on our Board may only be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by the shareholders).

Supermajority Approval Requirements

Our certificate of incorporation and bylaws will provide that our Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a shareholder vote in any matter not inconsistent with the laws of the State of Delaware and our certificate of incorporation. Any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our certificate of incorporation will provide that the following provisions in our certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for shareholders to amend our bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding entering into business combinations with interested shareholders;

•	the provisions regarding shareholder action by written consent;

•	the provisions regarding calling special meetings of shareholders;

•	the provisions regarding filling vacancies on our Board and newly created directorships;

•	the provision establishing the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our Board, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing shareholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Because our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval, subject to stock exchange rules. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations. Upon completion of this offering, we will not be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested shareholder” for a three-year period following the time that the person becomes an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested shareholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested shareholder is prohibited unless it satisfies one of the following conditions: (1) before the shareholder became an interested shareholder, the board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; (2) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (3) at or after the time the shareholder became an interested shareholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a shareholders’ amendment approved by at least a majority of the outstanding voting shares.

We will opt out of Section 203; however, our certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested shareholder” for a three-year period following the time that the shareholder became an interested shareholder, unless:

•	prior to such time, our Board approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested shareholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested shareholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our Board because the shareholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

Our certificate of incorporation will provide that the Lead Sponsors, and any of their direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested shareholders” for purposes of this provision.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our shareholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, shareholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Shareholders’ Derivative Actions

Under the DGCL, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such shareholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, (3) any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against the Company or any director or officer of the Company that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action”, will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which there is exclusive federal or concurrent federal and state jurisdiction. Additionally, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers or stockholders, which may discourage lawsuits with respect to such claims. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions. Further, in the event a court finds any such exclusive forum provision contained in our certificate of incorporation to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or shareholders. Our certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors or shareholders or their respective affiliates, other than those officers, directors, shareholders or affiliates who are our or our subsidiaries’ employees. Our certificate of incorporation will provide that, to the fullest extent permitted by law, none of Lead Sponsors or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Lead Sponsors or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate of incorporation, we have sufficient financial resources to undertake the opportunity, and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our shareholders, through shareholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.

The limitation of liability, indemnification and advancement provisions that will be included in our certificate of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York, 11219 and its phone number is (718) 921-8200.

Listing

We have applied to list our common stock on Nasdaq under the symbol “ALHC”.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has been no public market for our common stock. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise capital through sales of our equity securities.

Upon the closing of this offering, based on the number of shares of our common stock outstanding as of March 17, 2021, we will have 187,273,782 outstanding shares of our common stock, after giving effect to the Corporate Reorganization, the Stock Payment and the issuance of shares of our common stock in this offering, assuming an initial public offering price of $18.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

Of the shares that will be outstanding immediately after the closing of this offering, we expect that the shares to be sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 of the Securities Act described below. In addition, following this offering, shares of common stock issuable pursuant to awards granted under certain of our equity plans that are covered by a registration statement on Form S-8 will be freely tradable in the public market, subject to certain contractual and legal restrictions described below.

The remaining shares of our common stock outstanding after this offering will be “restricted securities,” as that term is defined in Rule 144 of the Securities Act, and we expect that substantially all of these restricted securities will be subject to the lock-up agreements described below. These restricted securities may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 of the Securities Act, which are summarized below.

Lock-up Agreements

We, each of our directors and executive officers and other shareholders owning substantially all of our common stock, including the selling stockholders, have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting.”

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Registration Rights Agreement

In connection with this offering, we intend to enter into a registration rights agreement with the Applicable Holders. The Lead Sponsors will be entitled to request that we register the Lead Sponsors’ shares on a long-form or short-form registration statement on one or more occasions in the future, which registrations may be “shelf registrations,” and such other stockholders will be entitled to participate in such offerings on a pro rata basis. The Applicable Holders will also be entitled to participate in certain of our registered offerings, subject to the restrictions in the registration rights agreement. We will pay the expenses in connection with the exercise of these rights. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” These shares will represent approximately 58.1% of our outstanding common stock after this offering, or 56.1% if the underwriters exercise their option to purchase additional shares in full.

Rule 144

In general, under Rule 144, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, any person who is not our affiliate, who was not our affiliate at any time during the preceding three months and who has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us and subject to applicable lock-up restrictions. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

Beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act and subject to applicable lock-up restrictions, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of: (1) 1% of the number of shares of our common stock outstanding, which will equal approximately 1,872,738 shares immediately after this offering, assuming an initial public offering price of $18.00 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus; and (2) the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors or officers who acquired shares from us in connection with a compensatory stock or option plan or other compensatory written agreement before the effective date of this offering are, subject to applicable lock-up restrictions, eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate and was not our affiliate at any time during the preceding three months, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with the holding period requirements under Rule 144, but subject to the other Rule 144 restrictions described above.

Equity Incentive Plans

Following this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock that are subject to outstanding options and other awards issuable pursuant to the 2021 Plan. Shares covered by such registration statement will be available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates and the terms of lock-up agreements applicable to those shares.

MATERIAL U.S. FEDERAL INCOME TAX

CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions, and published rulings and administrative pronouncements of the Service, in each case as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the Service regarding the matters discussed below. There can be no assurance the Service or a court will not take a contrary position to those discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code. This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special treatment under U.S. federal income tax laws, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the U.S.;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities or currencies;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	persons required to confirm the timing of income accruals to financial statements pursuant to section 451 of the Code;

•	“qualified foreign pension funds” (within the meaning of Section 897(1)(2) of the Code and entities, all of the interests of which are held by qualified foreign pension funds); and

•	tax-qualified retirement plans.

If any partnership or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and partners in such partnerships are urged to consult their tax advisors regarding the purchase, ownership and disposition of shares of our common stock.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSIDERATIONS RELATED TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSIDERATIONS RELATED TO THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE APPLICABLE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING AUTHORITY OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “United States person” nor an entity treated as a partnership for U.S. federal income tax purposes. A United States person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S. any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a non-taxable return of capital up to (and will reduce, but not below zero) a Non-U.S. Holder’s adjusted tax basis in its common stock. Any excess amounts will be treated as capital gain and will be treated as described below under “Sale or Other Taxable Disposition.”

Subject to the discussions below on effectively connected income, backup withholding, and FATCA (as defined below) dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes to us or the applicable withholding agent prior to the payment of dividends a valid Service Form W-8BEN, W-8BEN-E or other applicable documentation (or, in each case, an appropriate successor form) certifying qualification for the lower income tax treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Service. Non-U.S. Holders are urged to consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid Service Form W-8ECI (or an appropriate successor form), certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected dividends. Non-U.S. Holders are urged to consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussions below on backup withholding and the FATCA (as defined below), a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

our common stock constitutes a U.S. real property interest (a “USRPI”) by reason of our status as a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of (1) the five-year period preceding the Non-U.S. Holder’s disposition of our common stock and (2) the Non-U.S. Holder’s holding period for our common stock.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected gain.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the disposition, which may generally be offset by capital losses of the Non-U.S. Holder allocable to U.S. sources (even though the individual is not considered a resident of the U.S.), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded on an established securities market,” as defined by applicable Treasury Regulations, during the calendar year in which the disposition occurs and such Non-U.S. Holder owned, actually and constructively, five percent or less of our common stock throughout the shorter of (1) the five-year period ending on the date of the sale or other taxable disposition or (2) the Non-U.S. Holder’s holding period for our common stock. If we were to become a USRPHC and our common stock were not considered to be “regularly traded on an established securities market” during the calendar year in which the relevant disposition by a Non-U.S. Holder occurs, such Non-U.S. Holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a sale or other taxable disposition of our common stock and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. Holders are urged to consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid Service Form W-8BEN, W-8BEN-E or W-8ECI (or, in each case, an appropriate successor form) or otherwise establishes an exemption. However, information returns are required to be filed with the Service in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the U.S. or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption. If a Non-U.S. Holder does not provide the certification described above or the applicable withholding agent has actual knowledge or reason to know that such Non-U.S. Holder is a United States person, payments of dividends or of proceeds of the sale or other taxable disposition of our common stock may be subject to backup withholding at a rate currently equal to 24% of the gross proceeds of such dividend, sale, or taxable disposition. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the Service may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Service.

Foreign Account Tax Compliance Act

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (in the future) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) in the case of a foreign financial institution, certain diligence and reporting obligations are undertaken, (2) in the case of a non-financial foreign entity, the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each of its direct and indirect substantial United States owners, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. Proposed Treasury Regulations, which taxpayers may rely upon until final regulations are issued, eliminate withholding under FATCA on payments of gross proceeds.

Prospective investors are urged to consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

The Company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
BofA Securities, Inc.
William Blair & Company, L.L.C.
UBS Securities LLC
Piper Sandler & Co.
Raymond James & Associates, Inc.

Total	27,200,000

The underwriters are committed to take and pay for all of the shares being offered by the Company and the selling stockholders, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 4,080,000 shares from the selling stockholders at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions, to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 4,080,000 additional shares.

	Per Share	Total Without Exercise of Option to Purchase Additional Shares	Total With Full Exercise of Option to Purchase Additional Shares
Shares sold by us	$	$	$
Shares sold by the selling stockholders	$	$	$
Total	$	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

The Company and its officers, directors and substantially all of its shareholders, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

The restrictions in the immediately preceding paragraph with respect to our officers, directors and shareholders, including the selling stockholders, are subject to certain exceptions and will not apply to:

•

transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering; provided that no filing or public announcement under Section 16(a) of the Exchange Act or otherwise is required or voluntarily made during the restricted period in connection with any such subsequent sales of the shares of common stock or other securities acquired in such open market transactions;

•

the exercise of stock options or other similar awards granted pursuant to our equity incentive plans described herein or the vesting or settlement of awards granted pursuant to our equity incentive plans described herein (including the delivery and receipt of shares of common stock, other awards or any securities convertible into or exercisable or exchangeable for shares of common stock in connection with such vesting or settlement), provided that the foregoing restrictions shall apply to any locked-party’s shares of common stock or any security convertible into or exchangeable for such shares issued or received upon such exercise, vesting or settlement;

•

transfers of shares of common stock or any security convertible into or exercisable or exchangeable for such shares: (i) as a bona fide gift or gifts, including as a result of estate or intestate succession, or pursuant to a will or other testamentary document; (ii) if the locked-up party is a natural person, to a member of the immediate family of such locked-up party, any trust or other like entity for the direct or indirect benefit of such locked-up party or the immediate family of such locked-up party or to a corporation, partnership, limited liability company or other entity of which such locked-up party and the immediate family of such locked-up party are the direct or indirect legal and beneficial owners of all the outstanding equity securities or similar interests of such corporation, partnership, limited liability company or other entity; (iii) to any beneficiate of or estate of a beneficiary of the locked-up party pursuant to a trust, will or other testamentary document; and (iv) if the locked-up party is a corporation, partnership, limited liability company or other entity, to any trust or other like entity for the direct or indirect benefit of such locked-up party or any affiliate (as defined in Rule 405 under the Securities Act), wholly owned subsidiary, limited partner, member or stockholder of such locked-up party, to any affiliate, wholly owned subsidiary, limited partner, member or stockholder of such locked-up party or to any investment fund or other entity controlled or managed by such locked up-party; provided that in the case of any transfer or distribution pursuant to this paragraph, no public filing or public announcement under Section 16(a) of the Exchange Act (other than a Form 5, which shall not be filed on or prior to the date that is 120 days after the date hereof), reporting a reduction in beneficial ownership of the subject shares, shall be required or shall be voluntarily made during the restricted period;

•

the establishment or modification of any trading plan that complies with Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer or modification of such shares during the restricted period and (ii) no public report or filing is required or voluntarily as to the establishment of such plan during the restricted period;

•

the transfer of shares of common stock or any or any security convertible into or exercisable or exchangeable for such shares, pursuant to agreements or rights in existence on the date hereof under which we have the option to repurchase such shares or a right of first refusal with respect to transfers of such shares, in each case, in connection with the termination of the locked-up party’s employment or other service relationship with us; provided that any public filing or public announcement under Section 16(a) of the Exchange Act required or voluntarily made during the restricted period shall clearly indicate that such transfer was made solely to the Company pursuant to the circumstances described above;

•

the transfer of shares of common stock or any or any security convertible into or exercisable or exchangeable for such shares from a locked-up party to the Company (or the purchase and cancellation of same by us) upon a vesting event of our securities or upon the exercise of options to purchase such shares by a locked-up party, in each case on a “cashless” or “net exercise” basis, or to cover tax withholding obligations of such locked-up party in connection with such vesting or exercise; provided that any public filing or public announcement under Section 16(a) of the Exchange Act required or voluntarily made during the restricted period shall clearly indicate that such transfer was made pursuant to the circumstances described above;

•

the transfer of shares of common stock or any or any security convertible into or exercisable or exchangeable for such shares pursuant to a bona fide third-party tender offer, merger, amalgamation, consolidation or other similar transaction made to all holders of such shares involving a change of control of the Company and approved by the board of directors, provided that in the event that the tender offer, merger, amalgamation, consolidation or other such transaction is not completed, such shares owned by such locked-up party shall remain subject to the restrictions described in the immediately preceding paragraph;

•

the exercise of any right with respect to, or the taking of any other action in preparation for, a registration by the Company of shares of common stock or any or any security convertible into or exercisable or exchangeable for such shares, provided that no transfer of a locked-up party’s shares proposed to be registered pursuant to the exercise of such rights shall occur, and no registration statement shall be filed, during the restricted period; and further provided that no public announcement regarding such exercise or taking of such action shall be required or shall be voluntarily made during the restricted period;

•

any transfer of shares of common stock that occurs by operation of law pursuant to a qualified domestic order in connection with a divorce settlement or other court order; provided that any public filing or public announcement under Section 16(a) of the Exchange Act required or voluntarily made during the restricted period shall clearly indicate that such transfer was made solely to the Company pursuant to the circumstances described above; and

•	with the prior written consent of the representatives (which consent may be given at any time).

provided that in the case of the third and ninth bullets above, each donee, distributee or transferee shall agree to the restrictions described in the immediately preceding paragraph concurrently with such transfer or distribution.

Notwithstanding the foregoing, up to 15% of the shares of our outstanding common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our common stock held by the locked-up parties may be sold beginning at the opening of trading on the second trading day immediately following the date on which the last reported closing price of our common stock on Nasdaq is at least 33% greater than the initial public offering price per share for any 10 trading days out of a 15-consecutive full trading day period ending on or after the closing of the first full trading day immediately following our first post-public offering earnings release.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the Company, the selling stockholders and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list the common stock on the Nasdaq under the symbol “ALHC”. In order to meet one of the requirements for listing the common stock on the Nasdaq, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq, in the over-the-counter market or otherwise.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $5.2 million. The Company has agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority (“FINRA”) up to $40,000.

The Company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

At our request, the underwriters have reserved up to 1,100,000 shares of common stock, or 4.0% of the shares of common stock to be offered by this prospectus for sale, at the initial public offering price, through a directed share program. Shares purchased through the directed share program will not be subject to a lock-up restriction, except in the case of shares purchased by any of our directors or officers. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals or entities purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. The underwriters will receive the same discount from such reserved shares as they will from other shares of our common stock sold to the public in this offering. We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the reserved shares.

European Economic Area

In relation to each EEA Member State (each a “Relevant Member State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that the shares of common stock may be offered to the public in that Relevant Member State at any time:

(i)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(ii)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation) subject to obtaining the prior consent of the Joint Global Coordinators for any such offer; or

(iii)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares of common stock shall require the Company and/or selling stockholders or any Bank to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an ‘offer to the public’ in relation to the shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares of common stock under, the offering contemplated hereby will be deemed to have represented, warranted and agreed to and with each of the underwriters and their affiliates and the Company that:

(i)	it is a qualified investor within the meaning of the Prospectus Regulation; and

(ii)

in the case of any shares of common stock acquired by it as a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the shares of common stock acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the Joint Global Coordinators has been given to the offer or resale; or (ii) where the shares of common stock have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares of common stock to it is not treated under the Prospectus Regulation as having been made to such persons.

The Company, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the Joint Global Coordinators of such fact in writing may, with the prior consent of the Joint Global Coordinators, be permitted to acquire shares of common stock in the offering.

United Kingdom

This prospectus and any other material in relation to the shares of common stock described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with persons who are (i) persons having professional experience in matters relating to investments who fall within the definition of investment professionals in Article 19(5) of the FPO; or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the FPO; (iii) outside the UK; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any shares of common stock may otherwise lawfully be communicated or caused to be communicated, (all such persons together being referred to as “Relevant Persons”). The shares of common stock are only available in the UK to, and any invitation, offer or agreement to purchase or otherwise acquire the shares of common stock will be engaged in only with, the Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the UK. Any person in the UK that is not a Relevant Person should not act or rely on this prospectus or any of its contents.

No shares of common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the Financial Conduct Authority, except that the shares of common stock may be offered to the public in the United Kingdom at any time:

(i)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(ii)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the Global Coordinators for any such offer; or

(iii)	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the shares of common stock shall require the Company and/or any underwriters or any of their affiliates to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an

“offer to the public” in relation to the shares of common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Each person in the UK who acquires any shares of common stock in the offering or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company, the underwriters and their affiliates that it meets the criteria outlined in this section.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Dubai International Financial Centre (“DIFC”)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Australia

This prospectus:

•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, the Company, the selling stockholders or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statements included in this Prospectus and the related financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement and the attached exhibits. You will find additional information about us and our common stock in the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents.

The SEC maintains a website that contains reports, proxy statements and other information about companies like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC’s website is an inactive textual reference only and is not a hyperlink.

Upon the effectiveness of the registration statement, we will be subject to the reporting, proxy and information requirements of the Exchange Act, and will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available on the website of the SEC referred to above, as well as on our website free of charge, https://www.alignmenthealthcare.com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our common stock. We will furnish our shareholders with annual reports containing audited financial statements and quarterly reports containing unaudited interim financial statements for each of the first three quarters of each year.

174

Alignment Healthcare, Inc.

Consolidated Financial Statements as of and for the Years Ended December 31, 2020 and 2019, and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of

Alignment Healthcare, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Alignment Healthcare, Inc. (formerly Alignment Healthcare Holdings, LLC and subsidiaries) (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in member’s equity (deficit), and cash flows for each of the two years in the period ended December 31, 2020, and the related notes and the schedule listed in the accompanying Index (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for leases effective January 1, 2020, due to the adoption of FASB Accounting Standards Update 2016-02, Leases (Topic ASC 842), using the modified retrospective transition approach.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California

March 3, 2021 (March 17, 2021 as to the

reorganization described in Note 15)

We have served as the Company’s auditor since 2019.

ALIGNMENT HEALTHCARE, INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND 2019

(In thousands, except for unit data)

	2020	2019
ASSETS
CURRENT ASSETS:
Cash	$207,311	$86,484
Accounts receivable (less allowance for credit losses of $0 in 2020 and $1,144 in 2019, respectively)	40,140	35,632
Prepaid expenses and other current assets	17,225	5,236

Total current assets	264,676	127,352
PROPERTY AND EQUIPMENT—Net	27,145	27,442
RIGHT OF USE ASSET—Net	9,888	—
GOODWILL AND INTANGIBLE ASSETS—Net	34,645	34,971
RESTRICTED AND OTHER ASSETS	2,148	3,678

TOTAL ASSETS	$338,502	$193,443

LIABILITIES AND MEMBER’S EQUITY (DEFICIT)
CURRENT LIABILITIES:
Medical expense payable	$112,605	$102,384
Accounts payable and accrued expenses	15,675	15,351
Accrued compensation	25,172	12,521

Total current liabilities	153,452	130,256
LONG TERM DEBT—Net of debt issuance costs	144,168	137,957
LONG-TERM PORTION OF LEASE LIABILITIES	10,271	—
OTHER NONCURRENT LIABILITIES	—	3,941

Total liabilities	307,891	272,154

COMMITMENTS AND CONTINGENCIES (Note 14)
MEMBER’S EQUITY (DEFICIT):
No par units – 631,247 and 566,200 authorized, issued and outstanding as of December 31, 2020 and 2019, respectively
Accumulated equity (deficit)	30,611	(78,711)

Total member’s equity (deficit)	30,611	(78,711)

TOTAL LIABILITIES AND MEMBER’S EQUITY (DEFICIT)	$338,502	$193,443

See accompanying notes to consolidated financial statements.

ALIGNMENT HEALTHCARE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019 (In thousands, except for unit and per unit data)

	2020	2019
REVENUES:
Earned premiums	$955,393	$753,973
Other	3,829	2,988

Total revenues	959,222	756,961

EXPENSES:
Medical expenses	792,992	661,389
Selling, general, and administrative expenses	156,398	110,134
Depreciation and amortization	15,095	14,922

Total expenses	964,485	786,445

LOSS FROM OPERATIONS	(5,263)	(29,484)

OTHER EXPENSES:
Interest expense	16,931	14,897
Other expenses	732	351

Total other expenses	17,663	15,248

LOSS BEFORE INCOME TAXES	(22,926)	(44,732)
PROVISION FOR INCOME TAXES
NET LOSS	(22,926)	(44,732)
WEIGHTED-AVERAGE NUMBER OF MEMBERSHIP UNITS OUTSTANDING—BASIC AND DILUTED	620,939	566,200

NET LOSS PER UNIT—BASIC AND DILUTED	$(36.92)	$(79.00)

UNAUDITED PRO FORMA WEIGHTED-AVERAGE NUMBER OF MEMBERSHIP UNITS OUTSTANDING—BASIC AND DILUTED	152,132,299	—
UNAUDITED PRO FORMA NET LOSS PER UNIT—BASIC AND DILUTED	$(0.15)	$—

See accompanying notes to consolidated financial statements.

ALIGNMENT HEALTHCARE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER’S EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(In thousands, except for unit data)

	Member’s Units	Member’s Equity	Accumulated Deficit	Total
Balance at January 1, 2019	566,200	$278,258	$(311,913)	$(33,655)
Net loss	—	—	(44,732)	(44,732)
Capital contribution	—	500	—	500
Equity-based compensation expense	—	1,157	—	1,157
Return of capital	—	(1,981)	—	(1,981)

Balance at December 31, 2019	566,200	277,934	(356,645)	(78,711)
Net loss			(22,926)	(22,926)
Capital contribution, net of issuance costs	65,047	131,629	—	131,629
Equity-based compensation expense	—	2,124	—	2,124
Return of capital	—	(1,505)	—	(1,505)

Balance at December 31, 2020	631,247	$410,182	$(379,571)	$30,611

See accompanying notes to consolidated financial statements.

ALIGNMENT HEALTHCARE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(In thousands)

	2020	2019
OPERATING ACTIVITIES:
Net loss	$(22,926)	$(44,732)
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision for doubtful accounts	118	1,424
Depreciation and amortization	15,461	16,583
Amortization—debt issuance costs and investment discount	2,192	1,949
Payment-in-kind interest	4,015	3,414
Loss on disposal of property and equipment	1,006	418
Equity-based compensation	2,124	1,157
Non-cash lease expense	2,317	—
Changes in operating assets and liabilities:
Accounts receivable	(4,627)	(5,784)
Prepaid expenses and other current assets	(11,990)	(2,683)
Other assets	2,779	1,154
Medical expenses payable	6,460	36,570
Accounts payable and accrued expenses	645	1,294
Accrued compensation	12,651	(196)
Lease liabilities	1,277	—
Noncurrent liabilities	(3,941)	(1,360)

Net cash provided by operating activities	7,561	9,208

INVESTING ACTIVITIES:
Purchase of investments	(1,575)	(320)
Sale of investments	825	325
Acquisition of property and equipment	(15,708)	(10,245)
Proceeds from the sale of property and equipment	100	—

Net cash used in investing activities	(16,358)	(10,240)

FINANCING ACTIVITIES:
Issuance of long-term debt	—	55,000
Debt issuance costs	—	(854)
Return of capital	(1,505)	(1,981)
Capital contribution	135,000	500
Capital contribution issuance costs	(3,371)	—

Net cash provided by financing activities	130,124	52,665

NET INCREASE IN CASH	121,327	51,633
CASH AND RESTRICTED CASH AT BEGINNING OF PERIOD	86,484	34,851

CASH AND RESTRICTED CASH AT END OF PERIOD	$207,811	$86,484

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$10,720	$9,527

Acquisition of property in accounts payable	$106	$366

The following table provides a reconciliation of cash and restricted cash reported within the consolidated balance sheets to the total above:

	2020	2019
Cash	$207,311	$86,484
Restricted cash in restricted and other assets	500	—

Total	$207,811	$86,484

See accompanying notes to consolidated financial statements.

ALIGNMENT HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(In thousands, except for unit and per unit data)

1.	ORGANIZATION

Alignment Healthcare, Inc. (collectively, “we” or “us” or “our” or the “Company”), formerly, Alignment Healthcare Holdings, LLC, is a next generation, consumer-centric health care platform that is purpose-built to provide seniors with high quality, affordable care with a vastly improved consumer experience. Enabled by our innovative technology and care delivery model, the Company focuses on improving outcomes in the Medicare Advantage sector. The Company is a wholly owned subsidiary of Alignment Healthcare Partners, LP (the “Parent”).

The Company’s operations primarily consist of the following:

•	The Company owns a Medicare Advantage Plan in the state of California.

•

The Company coordinates and provides covered health care services, including professional, institutional, and ancillary services, to members enrolled in certain benefit plans of unaffiliated Medicare Advantage Health Maintenance Organizations (“HMO”) (collectively, “Third-Party Payors”). The Company’s contracts with two different Third-Party Payors terminated on December 31, 2020 and 2019, respectively. The Company continues to service the claims in runoff related to their respective agreements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company, our subsidiaries, and two immaterial variable interest entities in which we are the primary beneficiary. All intercompany transactions have been eliminated in consolidation.

We have no components of other comprehensive income (loss), and accordingly, comprehensive income (loss) is the same as the net loss for all periods presented.

Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements. Our significant estimates include, but are not limited to, the determination of medical expenses payable; the impact of risk adjustment provisions related to our Medicare contracts; collectability of receivables; right of use assets (“ROU”) and lease liabilities valuation; valuation of related impairment recognition of long-lived assets, including goodwill and intangible assets; equity-based compensation expense; and contingent liabilities. Estimates and judgments are based upon historical information and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ materially from those estimates and the impact of any change in estimates is included in earnings in the period in which the estimate is adjusted.

Segments

We have determined that our chief executive officer is the chief operating decision maker (“CODM”). We operate and manage the business as one reporting and one operating segment, which is referred to as the

Medicare Advantage segment. Factors used in determining the reportable segment include the nature of operating activities, our organizational and reporting structure, and the type of information reviewed by the CODM to allocate resources and evaluate financial performance. All of our assets are located in the United States.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Our current assets and current liabilities approximate fair value because of the short-term nature of these financial instruments. Financial instruments measured at fair value on a recurring basis were based upon a three-tier hierarchy as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities

Level 2—Other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability

Level 3—Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date

The fair value of cash was determined based on Level 1 inputs. The fair value of deposits of US Treasury bills and certificate of deposits, which were included in restricted and other assets in the consolidated balance sheets, was determined based on Level 2 inputs. There were no assets or liabilities measured at fair value using Level 3 inputs for the years ended December 31, 2020 and 2019. Our long-term debt was reported at carrying value.

Revenue and Accounts Receivable

Earned premium revenue consisted of premium revenue and capitation revenue as of December 31, 2020 and 2019:

	2020	2019
Premium	$873,058	$629,404
Capitation	82,335	124,569

	$955,393	$753,973

Premium revenue is derived monthly from the federal government based on our contract with the Centers for Medicare and Medicaid Services (“CMS”). In accordance with this arrangement, we assume the responsibility for the outcomes and the economic risk of funding our members’ health care, supplemental benefits and related administration costs. We recognize premium revenue in the month that members are entitled to receive health care services, and premiums collected in advance are deferred. The monthly reimbursement includes a fixed payment per member month (“PMPM”), which is adjusted based on certain risk factors derived from medical diagnoses for our members. The adjustments are estimated by projecting the ultimate annual premium and are recognized ratably during the year, with adjustments each period to reflect changes in the estimated ultimate premium. Premiums are also recorded net of estimated uncollectible amounts and retroactive membership adjustments.

Capitation revenue consists primarily of capitated fees for medical care services provided by us under arrangements with our Third-Party Payors. Under those arrangements, we receive a PMPM payment for a defined member population, and we are responsible for providing health care services to the member population over the contract period. We are solely responsible for the cost of health care services related to the member population and in some cases, providing supplemental benefits provided by us to the members. We act as a principal in arranging for and controlling the services provided by our provider network and we are at risk for arranging and providing health care services. Capitation revenue is recognized in the month that members are entitled to receive health care services and capitation revenue collected in advance is deferred.

The premium and capitation payments we receive monthly from CMS for our members are determined from our annual bid or similarly from Third-Party Payors under our capitation arrangement. These payments represent revenues for providing health care coverage, including Medicare Part D benefits. Under the Medicare Part D program, our members and the members of our Third-Party Payors receive standard drug benefits. We may also provide enhanced benefits at our own expense. We recognize premium or capitation revenue for providing this insurance coverage in the month that members are entitled to receive health care services. Our CMS payment related to Medicare Part D is subject to risk sharing through the Medicare Part D risk corridor provisions.

Revenue Adjustments

Payments by CMS to health plans are determined via a competitive bidding process with CMS and are based upon the cost of care in a local market and the average utilization of services by the member enrolled. These payments are subject to periodic adjustments under CMS’ “risk adjustment model,” which compensates health plans based on the health severity and certain demographic factors of each individual member. Members diagnosed with certain conditions are paid at a higher monthly payment than members who are healthier. Under this risk adjustment model, CMS calculates the risk adjustment payment using diagnosis data from hospital inpatient, hospital outpatient, and physician treatment settings. The Company and health care providers collect, capture, and submit the necessary and available diagnosis data to CMS within prescribed deadlines. Both premium and capitation revenues (including Medicare Part D) are subject to adjustments under the risk adjustment model.

Throughout the year, we estimate risk adjustment payments based upon the diagnosis data submitted and expected to be submitted to CMS. Those estimated risk adjustment payments are recorded as an adjustment to premium and capitation revenue. Our risk adjustment data is also subject to review by the government, including audit by regulators.

Our recognized premium revenue for our Medicare Advantage Plan in California is subject to a minimum annual medical loss ratio (“MLR”) of 85%. The MLR represents medical costs as a percentage of premium revenue. The Code of Federal Regulations define what constitutes medical costs and premium revenue, including certain additional expenses related to improving the quality of care provided, and to exclude certain taxes and fees, in each case as permitted or required by CMS and applicable regulatory requirements. If the minimum MLR is not met, we are required to remit a portion of the premiums back to the federal government. The amount remitted, if any, is recognized as an adjustment to premium revenues in the consolidated statement of operations. There were no amounts payable for the MLR as of December 31, 2020 and 2019, respectively.

Medicare Part D payments are also subject to a federal risk corridor program, which limits a health plan’s overall losses or profit if actual spending for basic Medicare Part D benefits is much higher or lower than what was anticipated. Risk corridor is recorded within premium revenue. The risk corridor provisions compare costs targeted in our bids or Third-Party Payors’ bids to actual prescription drug costs, limited to actual costs that would have been incurred under the standard coverage as defined by CMS. Variances exceeding certain thresholds may result in CMS or Third-Party Payors making additional payments to us or require us to refund a portion of the premiums we received. We estimate and recognize an adjustment to premiums revenue related to these provisions based upon pharmacy claims experience. We record a receivable or payable at the contract level and classify the amount as current or long-term in our consolidated balance sheet based on the timing of expected settlement.

Receivables, including risk adjusted premium due from the government or through Third-Party Payors, pharmacy rebates, and other receivables, are shown net of allowances for credit losses and retroactive membership adjustments.

Cash

Cash includes currency on hand with banks and financial institutions. We consider short-term investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Carrying value approximates fair value due to the short-term maturity of the investments.

There were no cash equivalents as of December 31, 2020 and 2019.

Restricted and Other Long-Term Assets

Restricted assets are required to be maintained at a financial institution within certain states. Due to the nature of the state’s requirements, these assets are classified as noncurrent assets regardless of the contractual maturity date.

Restricted assets are composed of restricted cash and investments in US Treasury bills and certificate of deposits that are held to maturity. The US Treasury bills are reported at amortized costs. Premiums and discounts, if any, are amortized or accreted as interest expense or income over the life of the related asset using the effective interest method.

We paid a security deposit to one of our Third-Party Payors. As of December 31, 2020 and 2019, the balance of the security deposit was $0 and $2,758, respectively and was included in restricted and other assets in the consolidated balance sheet. The security deposit was repaid to us in full in 2020.

Property and Equipment—Net

Property and equipment are carried at cost, net of accumulated depreciation. Expenditures for repairs and maintenance that do not improve or extend the life of the assets are expensed when incurred. Costs and the related accumulated depreciation are removed when property and equipment are sold or otherwise disposed of, and any resulting gains or losses are reflected in the consolidated statement of operations.

Software development activities typically consist of three phases: (1) planning, (2) application and infrastructure development, and (3) postimplementation. Costs incurred in the planning and postimplementation phases, including post-configuration training and repairs and maintenance, are expensed as incurred. Costs incurred in the application and infrastructure development phases, including significant enhancements and upgrades, are capitalized once the planning phase is completed and management authorizes the project to commence. Those costs include, but are not limited to, salaries and benefit expenses for employees who are directly associated with the development projects and outside contractor expenses. Software development costs that do not qualify for capitalization are expensed as incurred.

Depreciation expense is computed using the straight-line method generally based on the following estimated useful lives (in years):

Description	Estimated Service Lives
Computers and equipment	5
Office equipment and furniture	5–7
Software	3–5
Leasehold improvements	15 (or lease term, if shorter)

Depreciation expenses related to property and equipment used to service our members or at our clinics are included within medical expenses on the consolidated statement of operations.

Leases

We determine if an arrangement is a lease at inception and evaluate each lease arrangement to determine whether the lease is an operating or financing leases. ROU assets and lease liabilities are recognized at commencement date based on the present value of the future minimum lease payments over the lease term. ROU assets includes upfront payments, if any, and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option.

We utilize our incremental borrowing rate to determine the present value of the lease payments if an interest rate is not implicit in the lease. Expenses for our operating and finance leases are recognized on a straight-line basis over the lease term and are recorded as selling, general and administrative expenses for operating leases and as depreciation and interest expense for finance leases.

We elected practical expedients permitted under the transition guidance, which allowed the carryforward of historical lease classification, assessment on whether a contract was or contains a lease and allowed for a cumulative-effect adjustment as of January 1, 2020 and did not restate previously reported results in the comparative periods. We also elected to account for lease and non-lease components as a single lease component. Leases with an initial term of 12 months are not included within the ROU assets and lease liabilities and the associated lease payments are recognized in the consolidated statements of income on a straight-line basis over the lease term.    Operating leases are included in ROU assets and lease liabilities are included in accounts payable and accrued expenses and long-term portion of lease liabilities on the consolidated balance sheets.

Goodwill and Intangible Assets

Intangible assets are classified into three categories: (1) goodwill, (2) indefinite-lived intangible assets, and (3) definite-lived intangible assets.

Goodwill and indefinite-lived intangible assets are not amortized. For definite-lived intangible assets, we determine the useful lives of intangible assets after considering each asset’s specific facts and circumstances. Intangible assets that are determined to have definite lives are amortized on a straight-line basis over their useful lives.

Impairment

Goodwill and indefinite-lived assets are tested for impairment on an annual basis and more frequently if indicators of impairment are present. Impairment tests are performed, at a minimum, in the fourth quarter of each year supported by our long-range business plan and annual planning process.

When testing goodwill for impairment, we first perform a qualitative assessment. If the qualitative assessment indicates that it is more likely than not that the carrying value of a reporting unit exceeds the estimated fair value, then a quantitative assessment is performed. We may elect to bypass the qualitative assessment and proceed directly to the quantitative assessment.

If the quantitative test is needed, we determine an appropriate valuation technique to estimate the fair value of the reporting unit as of the testing date. We utilize the income approach and the market approach to assess the most appropriate fair value for the reporting unit. Changes in economic and operating conditions impacting assumptions used in our analyses could result in goodwill impairment in future periods.

When testing indefinite-lived intangible assets other than goodwill for impairment, we first perform a qualitative analysis to determine whether it is more likely than not that an asset has been impaired. If it is more likely than not that an asset has been impaired, an impairment is evaluated by comparing the estimated fair value of the asset to its carrying value. An impairment charge is recognized if the asset’s estimated fair value is less than its carrying value.

Impairment of Long-Lived Assets

Long-lived assets consist of property and equipment and other finite-lived intangible assets. These assets are depreciated or amortized over their estimated useful life and are subject to impairment reviews. We periodically review long-lived assets whenever adverse events or changes in circumstances indicate the carrying value of the asset may not be recoverable.

We review these assets for impairment by comparing the sum of the expected future cash flows (undiscounted and without interest charges) to the carry value. If the sum of the estimated undiscounted future cash flows is less than the carrying value, an impairment determination is required. The amount of impairment is calculated by subtracting the fair value of the asset from the carrying value. An impairment charge, if any, is recognized within earnings from operations.

Medical Expenses and Medical Expense Payable

Medical expense includes claim payments, capitation payments, pharmacy costs net of rebates, allocations of certain centralized expenses, internal care delivery expenses and various other costs incurred to provide health insurance coverage to members, as well as estimates of future payments to hospitals and others for medical care and other supplemental benefits provided.

We have contracts with a network of hospitals, physicians, and other providers and compensates those providers and ancillary organizations based on contractual arrangements or CMS Medicare compensation guidelines. We pay these contracting providers either through fee-for-service arrangement in which the provider is paid negotiated rates for specific services provided or a capitation payment, which represent monthly contractual fees disbursed for each member regardless of medical services provided to the member. We are responsible for the entirety of the cost of health care services related to the member population, in addition to supplemental benefits provided by us to our seniors.

Capitation-related expenses are recorded on an accrual basis during the coverage period. Expenses related to fee-for-service contracts are recorded in the period in which the related services are dispensed.

Pharmacy costs represent payments for members’ prescription drug benefits, net of rebates from drug manufacturers. Receivables for such pharmacy rebates are included in accounts receivable in the consolidated balance sheet.

Medical Expenses Payable

Medical expenses payable includes estimates of our obligations for medical care services that have been rendered on behalf of our members and the members of the Third-Party Payors, but for which claims have either not yet been received or processed, loss adjustment expense reserve for the expected costs of settling these claims, and for liabilities related to physician, hospital, and other medical cost disputes.

We develop estimates for medical expenses incurred but not yet paid (“IBNP”) using an actuarial process that is consistently applied and centrally controlled. Medical expenses payable includes claims reported but not yet paid, estimates for claims incurred but not reported, and estimates for the costs necessary to process unpaid claims at the end of each period. We estimate our medical claims liability using actuarial methods that are commonly used by health insurance actuaries and meet Actuarial Standards of Practice. These actuarial methods consider factors, such as historical data for payment patterns, cost trends, product mix, seasonality, utilization of health care services, and other relevant factors. Each period, we re-examine previously established medical expense payable estimates based on actual claim submissions and other changes in facts and circumstances. As the medical expenses payable estimates recorded in prior periods develop, we adjust the amount of the estimates and include the changes in estimates in medical expenses in the period in which the change is identified.

Actuarial Standards of Practice generally require that the medical claims liability estimates be adequate to cover obligations under moderately adverse conditions. Moderately adverse conditions are situations in which the actual claims are expected to be higher than the otherwise estimated value of such claims at the time of estimate. In many situations, the claims amount ultimately settled will be different than the estimate that satisfies the Actuarial Standards of Practice. We include in our IBNP an estimate for medical claims liability under moderately adverse conditions, which represents the risk of adverse deviation of the estimates in its actuarial method of reserving.

We reassess the profitability of contracts for providing coverage to members when current operating results or forecasts indicate probable future losses. A premium deficiency reserve is established in current operations to the extent that the sum of expected future costs, claim adjustment expenses, and maintenance costs exceed related future premiums under contracts without consideration of investment income. For purposes of determining premium deficiencies, contracts are grouped in a manner consistent with the method of acquiring, servicing, and measuring the profitability of such contracts. Losses recognized as a premium deficiency result in a beneficial effect in subsequent periods as operating losses under these contracts are charged to the liability previously established. We believe that medical expenses payable is adequate to cover future claims payments required. However, such estimates are based on knowledge of current events and anticipated future events. Therefore, the actual liability could differ materially from the amounts provided.

Part D Subsidies

We also receive advance payments each month from CMS related to Catastrophic Reinsurance, Coverage Gap Discount, and the Low-Income Member Cost Sharing Subsidy (“Subsidies”). Reinsurance subsidies represent funding from CMS for our portion of prescription drug costs, which exceed the member’s out-of-pocket threshold or the catastrophic coverage level. Low-income cost subsidies represent funding from CMS for all or a portion of the deductible, the coinsurance and co-payment amounts above the out-of-pocket threshold for low-income beneficiaries. Additionally, the Health Care Reform Law mandates consumer discounts of 75% on brand-name prescription drugs for Part D plan participants in the coverage gap. The majority of the discounts are funded by the pharmaceutical manufacturers, while we fund a smaller portion and administer the application of the total discount. These Subsidies represent cost reimbursements under the Medicare Part D program and are recorded as deposits.

These Subsidies received in excess of, or less than, actual subsidized benefits paid are refundable to or recoverable from CMS through an annual reconciliation process following the end of the contract year.

For 2020, we incurred $70,594 of subsidized benefits which were more than the $59,402 of Subsidies received by $11,192 which was recorded within prepaid expenses and other current assets on the consolidated balance sheets. For 2019, we incurred $48,200 of subsidized benefits which were less than the $51,327 of Subsidies received by $3,127 which was recorded within medical expense payable on the consolidated balance sheets.

Shared Risk Reserve Arrangements

We established a fund (also referred to as “a pool”) for risk and profit-sharing with various independent physician associations (“IPAs”). The pool enables us and our IPAs to share in the financial responsibility and/or upside associated with providing covered medical expenses to our members. The risk pool is based on a contractually agreed upon medical budget, typically based upon a percentage of revenue. If actual medical expenses are less than the budgeted amount, this results in a surplus. Conversely, if actual medical expenses are greater than the budgeted amount, this results in a deficit. We will distribute the surplus, or a portion thereof, to each IPA based upon contractual terms. Deficits are charged to shared risk providers’ risk pool as per the contractual term and evaluated for collectability at each reporting period.

We record risk-sharing receivables and payables on a gross basis on the consolidated balance sheet. Throughout the year, we evaluate expected losses on risk-sharing receivables and record the resulting expected losses to the reserve. We systematically build and release reserves based on adequacy and its assessment of expected losses on a monthly basis. Bad debt associated with risk share deficit receivables are recorded within medical expense in the consolidated statement of operations. As of December 31, 2020 and 2019, we recorded a valuation allowance for the full risk-sharing receivable balance due to collection risks related to the balance. The risk-sharing payable is included within medical expenses payable on the consolidated balance sheet.

Concentrations of Revenue and Credit Risk

For the years ended December 31, 2020 and 2019, our source of revenue was 91.0% and 83.2%, respectively, directly from CMS and 8.5% and 16.4%, respectively, indirectly from CMS through our agreement with the Third-Party Payors. Should CMS alter its payment/capitation rates in the future, or should the legislative environment change, this could have an adverse impact on our revenue. Our contract with the Third-Party Payor that terminated in 2020 represented 7.7% of earned premium during the year ended December 31, 2020. Our contract with the Third-Party Payor that terminated in 2019 represented 7.9% of earned premium revenue during the year ended December 31, 2019.

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash deposits and restricted investments with financial institutions. Accounts at each financial institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to certain limits. At December 31, 2020 and 2019, there was $205,882 and $84,796, respectively in excess of FDIC-insured limits.

Risks and Uncertainties

Our profitability depends in large part on its ability to accurately predict and effectively manage medical care costs. We continually review our medical costs in light of underlying claims experience and revised actuarial data. However, factors such as, but not limited to, changes in health care practices, inflation, new technologies, major epidemics, and natural disasters are beyond our control and may have an adverse effect on our ability to accurately predict and effectively manage medical care costs. Costs in excess of those anticipated could have a material adverse effect on our financial condition, results of operations, or cash flows.

We are dependent upon a small number of contracts to support our revenue. The loss of any one of those contracts could have a material adverse effect on our financial position, results of operations, or cash flows. In addition, our ability to arrange medical services to our members is dependent upon are ability to develop and maintain adequate provider networks. Our inability to develop or maintain such networks might, in certain circumstances, have a material adverse effect on our financial position, results of operations, or cash flows.

Our ability to sustain and grow our business is dependent upon a number of factors including, but not limited to, creating efficiencies in our operations, increasing/maintaining our rating in CMS’ “Five-Star Quality Rating System” which is used by CMS to rate the performance of Medicare Advantage and Part D plans, and appropriately documenting our member’s underlying conditions. Our inability to address these factors can lead to increase operational expenditures and impact our per-member revenue which could have a material adverse effect on our financial position, results of operations, or cash flows.

Industry Tax

Section 9010 of the Patient Protection and Affordable Care Act imposes an annual, nondeductible insurance industry tax (“Industry Tax”), which is levied proportionately across the insurance industry for risk-based products. The Industry Tax was estimated based on a ratio of our net premiums written compared to the US Health insurance total net premiums. The Industry Tax was $12,286 and $0 in 2020 and 2019, respectively, and was reported as selling, general and administrative expenses. The Industry Tax has been repealed for calendar years beginning after December 31, 2020.

Income Taxes

We are a single member limited liability company that made an election to be taxed as a C corporation for income tax purposes and files a consolidated federal income tax return with its subsidiaries.

We account for income taxes using the asset and liability method. Deferred tax assets and liabilities are determined based on temporary differences between the bases used for financial reporting and income tax reporting purposes based on the enacted tax rates and laws that will be in effect at the time such temporary differences are expected to reverse.

The recognition of deferred tax assets requires an assessment to determine the realization of such assets. Realization refers to the incremental benefits achieved through the reductions in future taxes payable or refunds receivable from the deferred tax assets, assuming that the underlying deductible differences and carryforwards are the last items to enter into the determination of future taxable income. We establish a valuation allowance for tax assets when it is more likely than not that they will not be realized, based on all available positive and negative evidence.

We account for uncertainty in income taxes using a “more-likely-than-not” recognition threshold. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments, and which may not accurately reflect actual outcomes. Interest and penalties related to uncertain tax benefits are recognized as a component of interest expense and income tax expense, respectively, in the consolidated statement of operations.

Member Acquisition Costs

Member acquisition costs primarily relate to internal and external broker commission costs. These member acquisition costs related to our health services contract with our members are expensed as incurred and are recorded as selling, general and administrative expenses. These short-term health services contract typically have a one-year term and may be canceled by the member.

Equity-Based Compensation

We measure equity-based compensation expense for equity awards based upon the fair value of the equity awards as of the grant date. Equity-based compensation expense is recognized on a straight-line basis over the requisite service period of the equity awards. We elected to account for forfeitures as they occur.

The method and assumptions for how fair value is determined for equity awards are described in Note 10. The assumptions are highly subjective and include, but not limited to, the expected term of the equity awards, volatility, and risk-free interest rates.

Deferred Offering Costs

Deferred offering costs consist of legal, accounting and other costs directly attributable to our planned IPO. The deferred offering costs will be offset against the proceeds received upon the completion of the planned IPO. In the event the planned IPO is terminated, all of the deferred offering costs will be expensed. As of December 31, 2020 and 2019, deferred offering costs of $32 and $0, respectively, were recorded within Prepaid Expenses and Other Current Assets on the consolidated balance sheets.

Net Loss per Unit

The numerator for basic net loss per unit is calculated as the net loss for the year ended December 31, 2020 and 2019, respectively. The denominator for basic net loss per unit is determined as the weighted-average number of membership units outstanding during the year ended December 31, 2020 and 2019, respectively.

Basic net loss per unit is the same as diluted net loss per unit as the inclusion of all potentially dilutive membership units would have been anti-dilutive.

Pro Forma Net Loss per Share (Unaudited)

We currently operate as a Delaware limited liability company. Prior to the completion of an initial public offering (“IPO”) we plan to convert (the “Conversion”) to a newly formed Delaware corporation (the “Corporation”) and change our name to Alignment Healthcare, Inc (“AHI”). As a result of this Conversion, the Parent, a Delaware limited partnership, and the sole unitholder of the Company, will become the sole holder of shares of common stock of AHI. Immediately following the Conversion and prior to the effectiveness of a registration statement, the Parent plans merge with and into AHI, with AHI being the surviving entity (the “Company Merger”). Pursuant to the Company Merger, the partners of the Parent will receive all of the then-outstanding shares of common stock of AHI in exchange for their units in the Parent.

The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2020 has been prepared to give effect to the exchange of all of the vested partners’ units in the Parent and stock appreciation rights awards into shares of common stock of AHI upon the Conversion as if the Conversion had occurred on December 31, 2020.

At inception, the we elected to be taxed as a corporation and therefore, there is no impact to our position or tax provision on a pro forma basis.

Unaudited pro forma basic and diluted net loss per share attributed to common stockholders is calculated as follows:

Year Ended December 31, 2020
(in thousands except for share and per share data) (Unaudited)
Numerator:
Pro forma net loss attributable to common stockholders	$(22,926)
Denominator:
Total weighted-average common shares outstanding—basic and diluted	—
Pro forma adjustment to reflect the assumed exchange of Outstanding Units upon the Conversion	152,132,299

Pro forma total weighted-average common shares outstanding—basic and diluted	152,132,299
Net loss per share:
Pro forma net loss per share attributable to common stockholders—basic and diluted	$(0.15)

Emerging Growth Company Status

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

As described in “Recent Accounting Pronouncements Adopted” and “Recent Accounting Pronouncements Not Yet Adopted” below, we early adopted certain accounting standards, as the JOBS Act does not preclude an emerging growth company from adopting a new or revised accounting standard earlier than the time that such standard applies to private companies. We expect to use the extended transition period for any other new or revised accounting standards during the period in which it remains an emerging growth company.

Recent Accounting Pronouncements Adopted

On January 1, 2020, we adopted ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which amends fair value disclosure requirements. This ASU removes disclosure requirements on the transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. It also clarifies the measurement uncertainty disclosure and adds disclosure requirements for Level 3 unrealized gains and losses and significant unobservable inputs used to develop Level 3 fair value measurements. This guidance did not have a material impact to our consolidated financial statements.

On January 1, 2020, we early adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU requires the use of the current expected credit loss impairment model to develop an estimate of expected credit losses for certain financial assets. Expected credit losses on available-for-sale debt securities will be required to be recognized through an allowance for credit losses and revises certain disclosure requirements. There was no impact on our accumulated deficit balance as a result of the adoption.

On January 1, 2020, we early adopted ASU No. 2016-02, Leases (Topic 842) using the modified retrospective method. This ASU requires leases to be classified as either operating or finance. Operating leases will result in straight-line expense (similar to current operating leases) while finance leases will result in a front-loaded expense pattern (similar to current capital leases). As a result of the adoption of the new standard, we recorded an initial lease liability and right-of-use asset of $15,682 and $11,129, respectively. The difference between the initial lease liability and the right-of-use asset is primarily due to deferred rent.

On January 1, 2019, we adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force). This ASU clarifies how restricted cash should be presented in the cash flow statement. There was no impact to the consolidated financial statements upon adoption as we do not have restricted cash or restricted cash equivalents. We presented the restricted cash balances as of December 31, 2020 along with the cash balance in the statement of cash flows and provided the disclosure for the total cash and restricted cash presented.

On January 1, 2019, we adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended, on when and how revenue is recognized based on a modified retrospective method. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and requires additional disclosures about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. There were no material changes to our revenue recognition practices from the adoption of this standard.

Recent Accounting Pronouncements Not Yet Adopted

In October 2018, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2018-17, Targeted Improvements to Related Party Guidance for Variable Interest Entities, which provides clarification on determining whether a decision-making fee is a variable interest. This ASU requires reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety. This guidance is effective for us on January 1, 2021. We are currently evaluating the impact of the guidance on our consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalization implementation costs incurred in a hosting arrangement that is a service contract with the requirement for capitalizing implementation costs incurred to develop or obtain internal-use software. Capitalized implementation costs related to a hosting arrangement that is a service contract will be amortized over the term of the hosting arrangement. New disclosures will also be required. This guidance is effective for us on January 1, 2021. We are currently evaluating the impact of the guidance on our consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment. This ASU eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. A goodwill impairment charge would be recognized if the carrying amount of a reporting unit exceeds the estimated fair value of the reporting unit. This guidance is effective for us on January 1, 2023. We are currently evaluating the impact of the guidance on our consolidated financial statements.

3.	FAIR VALUE

US Treasury bills and certificate of deposits are reported at amortized costs which is equivalent to fair value. The following tables present the carrying value and fair value of these financial instruments as of December 31, 2020 and 2019:

	2020
	Carrying Value	Fair Value
		Level 1	Level 2	Level 3
US Treasury bills	$325	$—	$325	$—
Certificate of deposits	1,115	—	1,115	—

Total	$1,440	$—	$1,440	$—

	2019
	Carrying Value	Fair Value
		Level 1	Level 2	Level 3
US Treasury bills	$321	$—	$321	$—
Certificate of deposits	358	—	358	—

Total	$679	$—	$679	$—

The carrying value of long-term debt represents the outstanding balance, net of unamortized debt issuance costs. As of December 31, 2020, the carrying value and fair value of our long-term debt was $144,168 and $149,965, respectively. As of December 31, 2019, the carrying value and fair value of our long-term debt was $137,957 and $139,636, respectively.

The fair value of our long-term debt is classified as a Level 3 financial instrument because certain inputs used to determine its fair value are not observable. The fair value was estimated using a discounted cash flow (“DCF”) methodology. The discount rate used in the DCF model was estimated based on a synthetic credit rating analysis for us, and a screening of market data to identify market yields of instruments within the range of identified credit ratings and with otherwise similar features.

Our nonfinancial assets and liabilities, which include goodwill, intangible assets, property, and equipment, are not required to be measured at fair value on a recurring basis. However, on a periodic basis, or whenever events or changes in circumstances indicate that their carrying value may not be recoverable, we assess these assets for impairment. No such impairment resulted during the years ended December 31, 2020 and 2019.

4.	ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of December 31, 2020 and 2019:

	2020	2019
Government receivables	$10,392	$10,324
Pharmacy rebates	25,888	21,433
Other receivables	3,860	5,019

Total accounts receivable	40,140	36,776
Allowance for credit losses	—	(1,144)

Accounts receivable—net	$40,140	$35,632

The allowance for expected credit losses for accounts receivable is based primarily on past collections experience relative to the length of time receivables are past due. However, when available evidence reasonably supports an assumption that future economic conditions will differ from current and historical payment collections, an adjustment is reflected in the allowance for expected credit losses. We record pharmacy rebates and other receivables based on contractual terms and expected collections and our estimation process for contractual allowances for such balances generally results in an allowance for balances outstanding greater than 90 days or if expected credit risks are known.

Receivables and any associated allowance are written off only when all collection attempts have failed and such amounts are determined unrecoverable. We regularly review the adequacy of these allowances based on a variety of factors, including age of the outstanding receivable and collection history. When circumstances related to specific collection patterns change, estimates of the recoverability of receivables are adjusted. Because substantially all of our receivable amounts are readily determinable and a large portion of our creditors are governmental authorities, our allowance for doubtful accounts is insignificant.

We recorded bad debt expense related to accounts receivable of $118 and $1,424 during the years ended December 31, 2020 and 2019, respectively. The amount was recorded in selling general, and administrative expense in the statement of operations.

5.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2020 and 2019:

	2020	2019
Computers and equipment	$8,309	$7,766
Office equipment and furniture	4,363	4,485
Software	79,204	66,018
Leasehold improvements	6,083	6,309
Construction in progress	1,893	594

Subtotal	99,852	85,172
Less accumulated depreciation	(72,707)	(57,730)

Property and equipment—net	$27,145	$27,442

Depreciation expense for the year ended December 31, 2020, was $15,134, of which $366 was included in medical expenses. Depreciation expense for the year ended December 31, 2019, was $16,257, of which $1,661 was included in medical expenses.

6.	GOODWILL AND INTANGIBLE ASSETS

Intangible assets consisted of the following as of December 31, 2020 and 2019:

	2020
	Gross Carrying Value	Amortization Accumulated	Net Carrying Value	Weighted Average Life
Goodwill	$29,303	$—	$29,303	—
License (indefinite lived)	4,500	—	4,500	—
Plan member relationships	2,700	(2,034)	666	9 years
Other	633	(457)	176	2—10 years

	$37,136	$(2,491)	$34,645

	2019
	Gross Carrying Value	Amortization Accumulated	Net Carrying Value	Weighted Average Life
Goodwill	$29,303	$—	$29,303	—
License (indefinite lived)	4,500	—	4,500	—
Plan member relationships	2,700	(1,759)	941	9 years
Other	633	(406)	227	2—10 years

	$37,136	$(2,165)	$34,971

Amortization expense relating to intangible assets for the year ended December 31, 2020 and 2019, was $327. Estimated amortization expense relating to intangible assets for each of the next five years ending December 31, is as follows:

2021	$327
2022	327
2023	166
2024	22

$842

Impairment tests completed during the year did not result in any impairment charges related to goodwill and intangible assets for the years ended December 31, 2020 and 2019.

7.	MEDICAL EXPENSES PAYABLE

The following table is a detail of medical expenses payable at December 31, 2020 and 2019:

	2020	2019
Claims incurred but not paid	$82,391	$83,939
Capitation payable, risk-sharing payable, and other	30,214	18,445

	$112,605	$102,384

Each period, we re-examine previously established outstanding claims reserve estimates based on actual claims submissions and other changes in facts and circumstances. As more complete claim information becomes available, we adjust the amount of the estimates and include the changes in estimates in claim costs in the period in which the change is identified. Substantially, all of the total claims paid by us are known and settled within the first year from the date of service, and substantially, all remaining claim amounts are paid within a three-year period.

The following table presents components of the change in medical expenses payable as of December 31, 2020 and 2019:

	2020	2019
Claims incurred but not paid–beginning balance	$83,939	$52,898

Incurred related to:
Current year	281,124	274,871
Prior years	(19,494)	(11,113)

Total incurred, net of reinsurance	261,630	263,758

Payments related to:
Current year	206,288	196,086
Prior years	56,890	36,631

Total payments, net of reinsurance	263,178	232,717

Claims incurred but not paid–ending balance	82,391	83,939
Other medical expenses payable	30,214	18,445

Total medical expenses payable	$112,605	$102,384

In March 2020, the COVID-19 outbreak was declared a pandemic. The COVID-19 virus disproportionately impacts older adults, especially those with chronic illnesses, which describes many of the seniors we serve. For the year ended December 31, 2020, we experienced temporarily lower claims costs due to deferred utilization, inpatient admissions, and elective services, principally in the first half of 2020. The impact of the deferred and reduced utilization was partially offset by COVID-19 testing and treatment costs, as well as our ongoing pandemic relief efforts. Utilization and inpatient admission rebounded during the second half of 2020 with inpatient admissions spiking above normal levels in the fourth quarter 2020 due to COVID-related hospitalizations. The ultimate impact of COVID-19 to us and our financial condition is presently unknown and we continue to monitor the impact of COVID-19 on our claims reserve estimate. In addition, our medical expenses payable was impacted by the termination of our contract with one of the Third-Party Payors. This resulted in lower claims incurred, claims paid and the number of claims processed in 2020.

We re-examine previously established outstanding claims reserve estimates based on actual claims submissions and other changes in facts and circumstances. We recognized a favorable prior year development, excluding provision for adverse deviation of $14,552 and $8,169 through December 2020 and 2019, respectively, related to the previous year. The favorable prior year development incurred in 2020 and 2019 was primarily due to better than expected claims recoveries and actual claims expense being less than expected. The impact was greater in 2020 since these activities started in the latter half of 2019.

The following tables provide information about incurred and paid claims development as of December 31, 2020:

	Cumulative Incurred Claims, Net of Reinsurance For the Years Ended December 31,
Claims	2018	2019	2020
Incurred Year	Unaudited
2018	$240,940	$232,211	230,778
2019		274,871	256,810
2020			281,124

Total			$768,712

	Cumulative Claims Paid, Net of Reinsurance For the Years Ended December 31,			Cumulative Number of Paid Claims
Claims	2018	2019	2020
Incurred Year	Unaudited
2018	$190,482	$227,398	$228,867	463,042
2019		196,086	251,507	409,194
2020			206,288	285,918

Total			$686,662

Substantially all of the claims incurred but not paid balance as of December 31, 2020 relates to the current year.

There is no single or common claim frequency metric used in the health care industry. We believe a relevant metric for our health insurance business is the cumulative number of claims paid for each incurred year. Claims that did not result in a liability are not included in the frequency metric.

8.	LONG-TERM DEBT

Long-term debt is recorded at carrying value in the consolidated balance sheet. The carrying value of long-term debt outstanding, net of unamortized debt issuance costs, consisted of the following at December 31, 2020 and 2019:

	2020	2019
Long-term debt	$149,915	$145,900
Less unamortized debt issuance costs	(5,747)	(7,943)

Long-term debt—net of amortization	144,168	137,957
Less current potion of long-term debt	—	—

Long-term debt—net of current portion	$144,168	$137,957

In August 2018, we entered into a term loan for $80,000 with an option to borrow up to an additional $20,000. In April 2019, we amended the term loan to increase our borrowing capacity by $75,000. The terms and conditions in the term loan remain the same unless otherwise stated in the amendment. The term loan was subject to a commitment fee of $6,750 and we incurred debt issuance costs of $3,625.

Debt issuance costs relate to attorney fees, other third-party costs, and commitment fees that represent 5% of the amount borrowed. We are required to pay the commitment fees when the term loan is due or when the term loan is repaid, whichever comes first. Debt issuance costs were deferred and are amortized to interest expense over the debt term using the effective interest method. Debt issuance costs are presented in the consolidated balance sheet as a direct deduction from the carrying value of the term loan.

The term loan (including the related amendment) bears interest at a rate of 10.25% payable on a quarterly basis. We have the option to pay a portion of the interest rate in cash, and the remaining portion of the interest rate will be added to the debt principal balance as a payment-in-kind. The payment-in-kind is also subject to a commitment fee of 5%. The cash and payment-in-kind interest rates were 7.75% and 2.5%, respectively, through April 2019 and converted to 7.50% and 2.75%, respectively, for the remainder of 2019 and 2020. In 2020 and 2019, we utilized our option to pay the quarterly interest payments in both cash and payment-in-kind. As of December 31, 2020 and 2019, the payment-in-kind balance was $8,051 and $4,120, respectively.

As of December 31, 2020, the total long-term debt balance of $149,915 included the principal balance of $135,000, the initial commitment fee of $6,750, and the payment-in-kind interest on the principal balance of $8,051. The payment-in-kind interest on the principal balance is also subject to the commitment fee which was $114 as of December 31, 2020. The amount was included in the long-term debt balance.

The term loan matures in June 2023, at which time the full balance of the term loan, including the commitment fee and the payment-in-kind balance, will be due.

In addition, the term loan includes financial covenants regarding the maintenance of minimum liquidity of $6,000 of operating cash, as defined, on a consolidated basis, at least $10,000 in its cash accounts on a daily basis and minimum consolidated revenue amounts. The term loan also contains certain nonfinancial covenants. As of December 31, 2020 and 2019, we were in compliance with all financial and nonfinancial covenants.

The term loan was entered into by our wholly owned subsidiary and is also guaranteed by certain of our wholly owned subsidiaries and collateralized by all unrestricted assets of our subsidiaries.

9.	INCOME TAXES

There was no income tax expense for the years ended December 31, 2020 and 2019.

The reconciliation of income tax expense recorded in the consolidated statement of operations and amounts computed at the statutory federal income tax rate for the years ended December 31, 2020 and 2019, were as follows:

	2020		2019
	Amount	Percentage	Amount	Percentage
Loss before tax at statutory federal rate	$(4,814)	21.0%	$(9,394)	21.0%
Valuation allowance	(833)	3.6	12,066	(27.0)
State income tax—net of federal tax benefit	(1,289)	5.6	(2,892)	6.5
Nondeductible expenses	60	(0.2)	187	(0.4)
Equity-based compensation	446	(1.9)	—	—
Cumulative deferred adjustment and other	2,600	(11.3)	—	—
ACA Health insurer fee	2,580	(11.3)	—	—
Provision to return adjustment	1,250	(5.5)	33	(0.1)

Income tax expense	$—		$—

The components of deferred income taxes as of December 31, 2020 and 2019, were as follows:

	2020	2019
Deferred tax assets:
Federal and state net operating loss carryforwards	$90,351	$90,535
Employee benefits	5,466	6,002
Interest deduction limitation	4,484	4,306
Other	1,340	383

Gross deferred tax assets	101,641	101,226

Deferred tax liabilities:
Intangibles	(1,491)	(1,583)
Depreciation	(1,646)	(568)
Lease liabilities	(262)	—

Gross deferred tax liabilities	(3,399)	(2,151)

Net deferred tax assets	98,242	99,075
Valuation allowance	(98,242)	(99,075)

Net deferred taxes	$—	$—

Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. The valuation allowances primarily relate to future tax benefits on certain federal and state net operating loss (“NOL”) carryforwards. For the years ended December 31, 2020 and 2019, federal NOL carryforwards were $322,808 and $319,830, respectively. For the years ended December 31, 2020 and 2019, state NOL carryforwards were $343,140 and $332,566, respectively, and $54,616 of the total federal net operating loss carryforwards have an indefinite life while the remaining federal and state net operating loss carryforwards begin to expire in 2033 if not utilized.

Of the total NOL carryforwards, approximately $11,097 of federal and $13,221 of California NOL carryforwards relate to Alignment Health Plan, Inc. for which the utilization of the federal NOL carryforward is subject to a federal Section 382 limitation of $803 per year, and the utilization of the California NOL carryforwards is subject to a similar California annual limitation. In June 2020, California’s Governor signed into law Assembly Bill (“AB”) 85 suspending California NOL utilization for taxpayers with more than $1 million of taxable income, effective for tax years 2020, 2021, and 2022. AB 85 includes an extended carryover period for the suspended NOLs with an additional year carryforward for each year of suspension.

We have cumulative NOLs as of December 31, 2020 and 2019. Given the history of losses, and after consideration for the risk associated with estimates of future taxable income, we established a full valuation allowance against net deferred tax assets at December 31, 2020 and 2019.

NOLs generated for tax years 2017 and prior are generally eligible for a two-year carryback and 20-year carryforward, and such NOL carryovers and carrybacks can fully offset taxable income of the taxpayer if not otherwise limited under the Internal Revenue Code (e.g., Section 382 limitations). As a result of the Tax Cuts and Jobs Act (“TCJA”), the federal NOLs generated in 2018 through 2020 will be carried forward indefinitely and are limited to an 80% deduction of taxable income. The 80% limitation is not applicable to NOLs generated before 2018. An exception to the TCJA federal NOL modification applies to nonlife insurance companies (e.g., Alignment Health Plan Inc.). Alignment Health Plan Inc.’s NOL treatment is the same as those NOLs generated in tax years 2017 and prior.

The CARES Act, which was enacted on March 27, 2020, provides for deferred payment of the employer portion of social security taxes due between March 27, 2020 and December 31, 2020, with 50% due by December 31, 2021 and the remaining 50% due by December 31, 2022. We began deferring the employer portion of its social security taxes in April 2020. For the year-ended December 31, 2020, we deferred our portion of social security taxes in the amount of $2,140.

As of December 31, 2020 and 2019, there were no liabilities for unrecognized tax benefits.

10.	EQUITY-BASED COMPENSATION

Our Parent granted its Class B units to certain of our executives and board members. The initial Class B units granted vest 20% upon grant; 60% are time-based awards vesting on the 2nd, 3rd, and 4th grant-date anniversary; and 20% contain a performance condition that vests upon a change in control. Class B units granted after 2015 have similar terms, but 80% vest over four years commencing on the 1st anniversary date and 20% vest upon a change in control. The management unitholder agreement specifies automatic cancellation and call features that apply in the event of an employee’s termination of employment.

Beginning in 2017, the Parent issued its Class C units with similar terms to the Class B units to certain of our employees, board members, and certain advisors. The Class B units and Class C units do not have termination dates. There were 17,309,769 authorized Class C units for issuance, of which 212,769 and 2,975,369 remained unissued as of December 31, 2020 and 2019, respectively.

Upon a change of control, all of the outstanding Class B units and Class C units would vest, subject to the holder’s unitholder agreement and the Limited Partnership Agreement (“LPA”). For this purpose, change of control means:

(i)

A sale of all or substantially all assets of the Parent, our, or Alignment Healthcare USA, LLC (collectively, the “Entities”) for cash or marketable securities to a person other than the majority shareholder;

(ii)	A dissolution or liquidation of the Parent (except in connection with an initial public offering (“IPO”)); or

(iii)	A transaction in which a person other than the majority shareholder becomes the beneficial owner of more than 50% of the voting interests of an Entity.

Upon an IPO, subject to the holder’s unitholder agreement and the LPA, a portion of the outstanding time-vesting Class B units and Class C units would vest based on any proceeds received by the majority shareholder in connection with the IPO. Furthermore, in connection with a dissolution of the Parent in connection with an IPO, the majority shareholder may treat the vesting of the stock of the corporation distributed in such IPO (e.g., the public company) in respect of any transaction-vesting Class B units and Class C units in the same manner.

These Class B units and Class C units are intended as incentive units and were issued as profits interests. As such, the Class B and Class C units are accounted for as equity awards using the fair value method, which requires the measurement and recognition of equity-based compensation expense for all awards made to our employees based upon the grant-date fair value. The fair value of each equity award is estimated on the date of grant using the Black-Scholes closed-form option valuation model based on the following assumptions at December 31, 2020 and 2019:

	2020	2019
Risk-free rate	0.1% - 0.2%	1.69%
Volatility	30.0 - 50.0%	35.00%
Dividend yield	—	—

The risk-free rate was based on the US Treasury Strip yields in effect at the time of grant with maturity dates approximately equal to the expected life ranging between 0.6 to 1.5 years, for the Class B and Class C units, respectively, for the year ended December 31, 2020 and 2.0 years and 1.5 years for Class B and Class C units, respectively, for the year ended at December 31, 2019.

Prior to September 2020, we calculated equity value based on an income and market approach. Based on the expected liquidation event, the option price model was utilized to allocate equity and calculate the price per share for the Series A Units, B Units, C Units and SARs. A marketability discount was applied to each share class, which was also calculated based on the expected liquidation event at the time.

In September 2020, we began to apply a probability weighted expected return method, where equity values were calculated based on a waterfall under the IPO scenario and option pricing model under the non-IPO scenario. As of September 30, 2020 and December 31, 2020, each equity value was weighted based on an estimated probability of occurrence of a specified liquidity event and utilized the expected timing of such a liquidity event. A marketability discount of 4.5%—29.0% and 5.0%—28.5% was used, depending on the security and IPO or non-IPO scenario, as of September 30, 2020 and December 31, 2020, respectively.

Expected dividend yield was assumed to be zero as we are not required to pay dividends. Forfeitures are recognized as they occur.

The weighted-average exercise price for the Class B and Class C units that were redeemed was $0 and $5.13, respectively, as of December 31, 2020 and $4.70 and $1.75, respectively, as of December 31, 2019. There were no Class B units redeemed during 2020.

Changes in the status of Class B units for the year ended December 31, 2020 and 2019, were as follows:

	2020
	(amounts in thousands, except for units and per unit data)
	Units	Weighted- Average Grant-Date Fair Value	Amount
Outstanding—beginning of year	4,281,822	$1.75	$7,493
Granted	—	—	—
Redeemed	—	—	—

Outstanding—end of year	4,281,822	$1.75	$7,493

Vested	3,465,409	$1.75	$6,064
Unvested	816,413	1.75	1,429

	4,281,822	$1.75	$7,493

	2019
	(amounts in thousands, except for units and per unit data)
	Units	Weighted- Average Grant-Date Fair Value	Amount
Outstanding—beginning of year	4,338,065	$1.75	$7,592
Granted	—	—	—
Redeemed	(56,243)	1.75	(99)

Outstanding—end of year	4,281,822	$1.75	$7,493

Vested	3,453,931	$1.75	$6,044
Unvested	827,891	1.75	1,449

	4,281,822	$1.75	$7,493

Unvested compensation expense for time-based Class B units was $0 and $2 as of December 31, 2020 and 2019, respectively, and are expected to vest over a weighted-average remaining term of 0 years and 0.01 years, respectively.

Changes in the status of Class C units for the year presented were as follows:

	2020
	(amounts in thousands, except for units and per unit data)
	Units	Weighted- Average Grant-Date Fair Value	Amount
Outstanding—beginning of year	14,334,400	$0.41	$5,902
Granted	3,380,000	1.81	6,122
Canceled	(585,400)	0.58	(337)
Redeemed	(32,000)	0.83	(27)

Outstanding—end of year	17,097,000	$0.68	$11,660

Vested	6,311,450	$0.34	$2,127
Unvested	10,785,550	0.88	9,533

	17,097,000	$0.68	$11,660

	2019
	(amounts in thousands, except for units and per unit data)
	Units	Weighted- Average Grant-Date Fair Value	Amount
Outstanding—beginning of year	11,062,600	$0.26	$2,894
Granted	5,091,000	0.67	3,395
Canceled	(1,708,800)	0.22	(384)
Redeemed	(110,400)	0.25	(28)

Outstanding—end of year	14,334,400	$0.41	$5,877

Vested	3,535,800	$0.30	$1,055
Unvested	10,798,600	0.45	4,822

	14,334,400	$0.41	$5,877

Unvested compensation expense for time-based Class C units was $8,403 and $2,115 as of December 31, 2020 and 2019, respectively, and are expected to vest over a weighted-average remaining term of 2.43 years and 2.13 years, respectively.

We recorded compensation expense of $2 and $4 related to Class B units, and $2,122 and $1,153 related to the Class C units, for the year ended December 31, 2020 and 2019, respectively, within selling general, and administrative expenses in the consolidated statement of operations. The compensation expense recorded relates to the time-based vested units. Performance-based vesting is contingent upon a change in control or liquidity event, which is not considered probable as of December 31, 2020 and 2019, and accordingly, no compensation expense was recorded.

Stock Appreciation Rights

The Parent approved the Alignment Healthcare Holdings, LLC Stock Appreciation Rights (“SARs”) Plan in December 2014. There were 350,000 SARs awards authorized for issuance, of which 170,075 and 153,375 remained unissued at December 31, 2020 and 2019.

Under the SARs Plan, we granted awards to certain executives and management to entitle the holder to a payment in cash (or in certain circumstances marketable securities) equal to an appreciation in the value of the membership units. 80% of each SARs award time vests over a four-year vesting schedule and can only become payable to the extent vested upon a qualified change in control or IPO, while the remaining 20% vests concurrent to the change in control. The SAR awards can only be cash settled upon a change in control or IPO.

The change of control and IPO is pursuant and subject to the terms and conditions of the SARs Plan and must occur prior to December 31, 2024, when the SARs Plan expires.

Upon a change of control (a) all of the outstanding SARs held by persons employed through the change of control would vest and (b) all vested SARs would become payable in cash or marketable securities. For this purpose, a change of control means either:

(i)	A sale of all or substantially all assets of the Entities for cash or marketable securities to a person other than the majority shareholder,

(ii)	A dissolution or liquidation of the Parent, or

(iii)	A transaction in which a person other than the majority shareholder becomes the beneficial owner more than 50% of the voting interests of an Entity in exchange for cash or marketable securities.

Each change in control, as defined above, is subject to a requirement that the event giving rise to such change of control satisfies the definition of a change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation pursuant to Section 409A of the Internal Revenue Code.

Upon an IPO (a) subject to the holder’s continuous employment through the IPO, a percentage of the holder’s unvested time-vesting SARs would vest based on any proceeds received by the sponsors in connection with the IPO (such percentage is in the Board’s discretion and could be zero) and (b) the vested SARs would become payable either in cash or marketable securities.

The awards qualify for liability accounting based on the cash settlement requirement upon occurrence of a change in control or IPO. Since a change in control or IPO has not occurred as of December 31, 2020 and 2019, there were no vested SARs that were payable. Further, no compensation expense has been recorded related to the SARs as the liability settlement is contingent upon a change in control or liquidity event, which is not considered probable as of December 31, 2020 or 2019. Compensation expense related to the SARs would be recorded at fair value upon an occurrence of an IPO or a change in control as defined above.

Changes in the status of SARs for the year presented were as follows:

Units
Outstanding at January 1, 2019	230,675
Expired	(17,550)
Canceled	(16,500)

Outstanding at December 31, 2019	196,625
Expired	(3,200)
Canceled	(13,500)

Outstanding at December 31, 2020	179,925

Return of Capital

Beginning in 2018, the Parent redeemed fully vested Class B and Class C units from certain individuals. In 2020 and 2019, the amount we redeemed and paid was $1,505 and $1,981, respectively. The amount paid by us for our Parent’s redemption of these units represents return of capital to the Parent and was recognized as a reduction to member’s equity.

Capital Contribution

In February 2020, the Parent entered into a unit purchase agreement with multiple investors, pursuant to which such investors acquired Class A-1 Limited Partnership Units in the Parent. The aggregate cash purchase price paid and contributed to the Parent was $135,000 (the “Purchase Price”). The cash representing the Purchase Price was concurrently contributed to us by the Parent in exchange for 65,047 shares of membership units. Capital issuance costs incurred was $3,371, which was netted within capital contributions reported in member’s equity as of December 31, 2020.

11.	REGULATORY REQUIREMENTS AND RESTRICTED FUNDS

Our health plans or risk-bearing entities are required to maintain minimum capital requirements prescribed by various regulatory authorities in each of the states in which it operates.

Risk-Based Capital Regulatory

The National Association of Insurance Commissioners has adopted rules, which, if implemented by the states, set minimum capitalization requirements for insurance companies, HMOs, and other entities bearing risk for health care coverage. The requirements take the form of risk-based capital (“RBC”) rules, which may vary from state to state. Certain states in which our health plans or risk bearing entities operate in have adopted the RBC rules. Our health plans or risk-bearing entities were in compliance with the minimum capital requirements for all periods presented.

Tangible Net Equity

Our health plan in California is required to comply with the tangible net equity (“TNE”) requirements. The required amount is the larger of: (1) $1,000; (2) 2% of the first $150,000 of annualized premium revenue, plus 1% of annualized premium revenue in excess of $150,000; or (3) 8% of the first $150,000 of annualized health care expenditures, except for those paid on a capitated or managed hospital payment basis, plus 4% of the annualized health care expenditures in excess of $150,000, except those paid on a capitated or managed hospital payment basis, plus 4% of annualized hospital expenditures paid on a managed hospital payment basis. We were in compliance with the TNE requirement at for all periods presented.

We have the ability to provide additional capital to each of our health plans or risk-bearing entities when necessary to ensure that the RBC and TNE requirements are met.

Certain states regulate the payment of dividends, loans, or other cash transfers from our regulated subsidiaries to our non-regulated subsidiaries and parent company. Such payments may require approval by state regulatory authorities and are limited based on certain financial criteria, such as the entity’s level of statutory income and statutory capital and surplus, or the entity’s level of tangible net equity or net worth, amongst other measures. These regulations vary by state. Our state regulated subsidiaries had aggregate regulatory capital of approximately $36,302 and $18,588 as of December 31, 2020 and 2019, respectively, which exceeded aggregate minimum regulatory requirements of $20,898 and $17,762, respectively. The amount of undistributed dividends from our regulated subsidiaries that may be paid out to our parent without regulatory approval was $9,614 and $432 as of December 31, 2020 and 2019, respectively.

Restricted Assets

Pursuant to the regulations governing our subsidiaries, we maintain certain deposits required by the government authorities in the form of certificate of deposits and Treasury bills as protection in the event of insolvency. The use of funds from these investments is limited as required by regulation in the various states in which we operate, or as needed in the event of insolvency. Therefore, these deposits are reported within restricted and other assets on the consolidated balance sheet.

We hold these assets until maturity, at which time these assets will renew or are invested in a similar type of investment instrument. As a result, we do not expect the value of these investments to decline significantly due to a sudden change in market interest rates. These investments are carried at amortized cost, which approximates fair value.

12.	LEASES

Our leases are primarily for our corporate office, including parking spaces, and healthcare services operating facilities and expire at various intervals up through 2024. The majority of our leases contain renewal options, some of which include options to extend the lease for up to five years per option. Refer to Note 2 for further information.

The majority of our leases are comprised of fixed payments. When certain portions of the lease payments are not fixed, we consider those payments to be variable in nature. These variable lease payments include, but are not limited to, common area maintenance, parking, taxes and insurance. These variable payments are not included in the ROU asset or lease liability and are recorded within Selling, general and administrative expenses in the consolidated statement of operations and are recorded based upon actual costs in the period incurred.

Certain leases also contain rent escalation clauses that require additional rental amounts in the later years of the term. Rent expense for leases with rent escalation is recognized on a straight-line basis over the minimum lease term. The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

At December 31, 2020, $9,888 of operating ROU assets were recorded as right of use assets on the consolidated balance sheets. Lease liabilities of $3,351 and $10,271 were included in accounts payable and accrued expenses and long-term lease liabilities, respectively. Total fixed operating lease costs and variable operating lease cost, excluding short-term lease and finance lease costs, were $3,515 and $429, respectively and are included within selling, general and administrative expenses in the consolidated statement of operations for the year ended December 31, 2020. Short term and finance lease costs were immaterial. For the year-ended December 31, 2020, cash paid for amounts included in the measurement of lease liabilities included within our operating cash flows was $3,310.

The weighted average remaining lease term for operating leases is 3.4 years with a weighted average discount rate 7.5% at December 31, 2020. The weighted average remaining lease term for capital leases is 3.8 years with a weighted average discount rate 7.5% at December 31, 2020

In the year ended December 31, 2020, $505 and $598 of operating lease and finance lease assets, respectively were exchanged for lease liabilities related to newly commenced leases.

The following table summarizes our lease assets and liabilities as of December 31, 2020:

Lease assets
Operating lease assets	$9,337
Finance lease assets	551

Total lease assets	$9,888

Lease liabilities
Current
Operating lease liabilities	3,213
Finance lease liabilities	138
Non-current
Operating lease liabilities	9,841
Finance lease liabilities	430

Total lease liabilities	$13,622

Maturities of lease liabilities under operating leases by fiscal year are as follows:

As of December 31, 2020
2021	$3,990
2022	4,237
2023	4,162
2024	2,321
2025	60

Total lease payments	$14,770
Less: Interest	(1,716)

Present value of lease liabilities	$13,054

Maturities of lease liabilities under capital leases by fiscal year are as follows:

As of December 31, 2020
2021	$173
2022	173
2023	173
2024	130

Total lease payments	$649
Less: Interest	(81)

Present value of lease liabilities	$568

We sublease space not used in our operations. For the year ended December 31, 2020 and 2019, sublease income was $274 and $587.

For the year ended 2019, under prior lease disclosure requirements

Our leases are primarily for our corporate office, including parking spaces, and healthcare services operating facilities. These noncancelable leases are classified as operating leases and expire at various intervals up through 2024. Majority of the leases contain renewal options, some of which include options to extend the lease for up to five years per option. Various lease agreements contain escalating rent payments over the life of the respective lease, and we recognize rent expense on a straight-line basis over the life of the lease. This results in a non-interest bearing liability (deferred rent) that increases during the early portion of the lease term, as the cash paid is less than the expense recognized, and reverses by the end of the lease term. Gross lease expense, which included the minimum required parking and sublease income, was $3,773 and $587, respectively, for the year ended December 31, 2019.

Minimum lease payments under operating leases by fiscal year were as follows:

Future Minimum Lease Payments
2020	$4,115
2021	4,003
2022	4,121
2023	4,127
2024	2,313
Thereafter	60

$18,739

13.	EMPLOYEE BENEFIT PLANS

All full-time employees are eligible to participate in a 401(k) plan that we sponsor upon completing 90 days of services. Eligible employees are permitted to contribute up to the maximum amount allowed by law. We match up to 4% of the compensation contributed by the employee. We made matching contributions of $1,592 and $1,269 during 2020 and 2019, respectively, and were included within selling general, and administrative expenses in the consolidated statement of operations.

14.	COMMITMENTS AND CONTINGENCIES

Standby Letter of Credit

We issued a standby letter of credit to one of our third-party payors in conjunction with commitments to perform. The standby letter of credit in the amount of $775 could be increased up to $1,163 based upon certain criteria. The standby letter of credit automatically renews on an annual basis in February and is collateralized by a savings account in the same amount. The standby letter of credit was renewed in February 2021.

Legal Proceedings

We record a liability and accrue the costs for a loss when an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. In some cases, no estimate of the possible loss or range of loss in excess of amounts accrued, if any, can be made because of the inherently unpredictable nature of legal and regulatory proceedings. While the liability and accrued costs reflect our best estimate, the actual amounts may materially be different.

We may be involved in various litigation matters in the ordinary course of business. In the opinion of management, the ultimate resolution of legal proceedings is not expected to have a material adverse effect on the consolidated financial statements. Amounts accrued for legal proceedings were not material as of December 31, 2020 and 2019.

Professional Liability Insurance

We maintain coverage for professional liability, errors and omissions, directors and officers, employment practices liability insurance, and worker’s compensation. The professional liability insurance policy is claims based while the other insurance policies are occurrence based. Such policies provide coverage for our employees, certain covered physicians, loss of income due to potential business interruption, and possible destruction or theft of assets. There have not been any reductions in coverage nor have there been any claims, which have exceeded such coverage(s) for the year ended December 31, 2020 and 2019.

Medical Reinsurance (Stop-Loss Insurance)

We utilize medical insurance (or stop-loss agreement) to limits excess losses on individual members. Under the terms of the stop-loss agreement, we are reimbursed for certain proportions of the cost of each member’s hospital expenses in excess of a specified deductible in a coverage period, limited to $2,000 in aggregate per member per coverage period. We have until April 30, 2021, to submit claims to the reinsurance carrier with dates of service prior to October 1, 2020. Reinsurance premiums are included in medical costs in the consolidated statement of operations.

Each coverage period starts October 1 to September 30 of the following year. As of September 30, 2020, we renewed our expiring policy for the 2020–2021 coverage period with all existing terms and conditions remaining intact.

In the event that the third party with whom we have contracted is unable to meet its obligations under the stop-loss agreement, we remain 100% liable for paying such claim amounts submitted.

15.	SUBSEQUENT EVENTS

Subsequent events were evaluated through March 17, 2021, which is the date the consolidated financial statements were reissued. There are no subsequent events that need to be disclosed, except for our reorganization noted below:

Reorganization—We historically operated as a Delaware limited liability company under the name Alignment Healthcare Holdings, LLC. On March 17, 2021, Alignment Healthcare Holdings, LLC converted to a Delaware corporation pursuant to a statutory conversation and we changed our name to Alignment Healthcare, Inc. As a result of this Conversion, our Parent, who is the sole unitholder of Alignment Healthcare Holdings, LLC, became the sole holder of our shares of common stock.

During March of 2021, we also amended certain of our contracts with third party business partners and have agreed to issue shares of common stock at the initial public offering price, in consideration for the discharge of certain contingent payment obligations under such agreements (the “Stock Payment”). The Stock Payment does not constitute part of our contemplated offering, however, is contingent to the consummation of the offering. The total payment of $10,328 under this arrangement is to be paid only upon a successful IPO in shares of common stock, subject to certain contractual restrictions, and accordingly would be accrued if such contingent event is met.

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CONDENSED FINANCIAL INFORMATION OF REGISTRANT

ALIGNMENT HEALTHCARE, INC. (Parent Company Only)

BALANCE SHEETS

AS OF DECEMBER 31, 2020 and 2019

(In thousands, except for unit data)

	2020	2019
ASSETS
INVESTMENT IN SUBSIDIARY	$30,611	$—

TOTAL ASSETS	30,611	—

LIABILITIES AND MEMBER’S EQUITY (DEFICIT)
INVESTMENT IN SUBSIDIARY	—	78,711

Total liabilities	—	78,711

COMMITMENTS AND CONTINGENCIES (Note 3)
MEMBER’S EQUITY (DEFICIT)
No par units - 631,247 and 566,200 authorized, issued and outstanding as of December 31, 2020 and 2019, respectively
Accumulated equity (deficit)	30,611	(78,711)

Total member’s equity (deficit)	30,611	(78,711)

TOTAL LIABILITIES AND MEMBER’S EQUITY (DEFICIT)	$30,611	$—

See Notes to the Condensed Financial Statements of Registrant

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

ALIGNMENT HEALTHCARE, INC. (Parent Company Only)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(In thousands)

	2020	2019
REVENUES:	$—	$—

Total revenues	—	—
EXPENSES:
Office and general administrative	2	2

Total expenses	2	2

LOSS BEFORE INCOME TAXES	(2)	(2)
PROVISION FOR INCOME TAXES	—	—

NET LOSS OF PARENT COMPANY	(2)	(2)
SUBSIDIARY’S NET LOSS	(22,924)	(44,730)

MEMBER’S NET LOSS	$(22,926)	$(44,732)

See Notes to the Condensed Financial Statements of Registrant

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

ALIGNMENT HEALTHCARE, INC. (Parent Company Only)

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020 and 2019

(In thousands)

	2020	2019
OPERATING ACTIVITIES:
Member’s net loss	$(22,926)	$(44,732)

Adjustments to reconcile subsidiary’s net loss to net cash provided by operating activities:
Equity in loss of subsidiary	22,924	44,730

Net cash used in operating activities	(2)	(2)

INVESTING ACTIVITIES:
Investment in subsidiary	(135,000)	(500)
Return of capital from subsidiary	4,878	1,983
Other investments	—	(1,481)

Net cash (used in) provided by investing activities	(130,122)	2

FINANCING ACTIVITIES:
Capital contribution from Alignment Healthcare Partners, LP	135,000	—
Return of capital to Alignment Healthcare Partners, LP	(4,876)	—

Net cash provided by financing activities	130,124	—

NET INCREASE IN CASH	—	—
CASH AT BEGINNING OF PERIOD	—	—

CASH AT END OF PERIOD	$—	$—

See Notes to the Condensed Financial Statement of Registrant

ALIGNMENT HEALTHCARE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION

Alignment Healthcare, Inc.’s (collectively, “we” or “us” or “our”), formerly Alignment Healthcare Holdings, LLC, parent company financial information has been derived from our consolidated financial statements and should be read in conjunction with the consolidated financial statements included in the table of contents “Index to Consolidated Financial Statements.” The accounting policies for the parent company are the same as those described in Note 2 of Notes to the Consolidated Financial Statements included in the table of contents, “Index to Consolidated Financial Statements.” We are a wholly owned subsidiary of Alignment Healthcare Partners, LP (the “Ultimate Parent”).

2.	INVESTMENT IN SUBSIDIARY

For purposes of these condensed financial statements, our wholly owned and majority-owned subsidiaries are recorded using the equity method of accounting. Investment in subsidiary represents capital contributions to subsidiary and return of capital from our subsidiary to us.

We immediately remit any return of capital received from our subsidiary to our Ultimate Parent as a return of capital for our Ultimate Parent’s investment in us. Discussion on return of capital contributions can be found in Note 10 of Notes to the Consolidated Financial Statements included in table of contents, “Index to Consolidated Financial Statements.”

In February 2020, our Ultimate Parent entered into a unit purchase agreement with multiple investors, pursuant to which such investors acquired Class A-1 Limited Partnership Units in our Ultimate Parent. The aggregate cash purchase price paid and contributed to our Ultimate Parent was $135,000 (the “Purchase Price”). The cash representing the Purchase Price was concurrently contributed to us by our Ultimate Parent in exchange for 65,047 shares of our membership units and in turn we contributed the same amount to our wholly owned subsidiary. Return of capital include issuance costs, which were all paid subsequent to the capital raise totaling $3,371.

3.	COMMITMENTS AND CONTINGENCIES

For a summary of commitments and contingencies, see Note 14 of Notes to the Consolidated Financial Statements included in table of contents, “Index to Consolidated Financial Statements.”

******

Alignment Healthcare, Inc.

Preliminary prospectus

Goldman Sachs & Co. LLC	Morgan Stanley	J.P. Morgan	BofA Securities	William Blair

UBS Investment Bank	Piper Sandler	Raymond James

            , 2021

Until                , 2021, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the Securities and Exchange Commission (“SEC”) registration fee and the FINRA filing fee.

Amount to be Paid
SEC registration fee	$64,841
FINRA filing fee	89,648
Listing fee	295,000
Printing expenses	450,000
Legal fees and expenses	3,500,000
Accounting fees and expenses	658,500
Transfer agent fees and registrar fees	5,000
Miscellaneous expenses	100,000

Total expenses	$5,162,989

Item 14.    Indemnification of Directors and Officers

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our bylaws will provide that we will indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking by or on behalf of an indemnified person to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

Upon completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation or bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

We will maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers. The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters party thereto against certain liabilities arising under the Securities Act of 1933 (the “Securities Act”) or otherwise.

Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Since November 1, 2017, we have made sales of the following unregistered securities:

Investor Unit Issuances

In February 2020, Alignment Partners sold an aggregate of 11,139,888 of its Class A-1 Units to certain institutional investors at a purchase price of $12.12 per unit, for an aggregate purchase price of $135,000,005.35.

Incentive Unit Issuances

Since November 1, 2017, Alignment Partners has granted 11,671,000 Class C incentive units to our directors, officers, employees and certain advisors.

The offers and sales of the above securities were deemed to be exempt from registration under the Securities Act of 1933 in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the above securities represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were placed upon any certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16.    Exhibits and Financial Statement Schedules

(i)	Exhibits

Exhibit Number	Description
1.1	Form of Underwriting Agreement

3.1	Form of Amended and Restated Certificate of Incorporation of Alignment Healthcare, Inc.

3.2	Form of Amended and Restated Bylaws of Alignment Healthcare, Inc.

4.1	Form of Registration Rights Agreement

5.1	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP

10.1*	Term Loan Agreement, dated as of August 21, 2018, among Alignment Healthcare Holdco 2, LLC, Alignment Healthcare USA, LLC as borrower, certain subsidiaries of Alignment Healthcare Holdco 2, LLC as guarantors, the parties named therein as guarantors and lenders, and CRG Servicing LLC, as administrative agent and collateral agent

10.2*	Security Agreement dated as of August 21, 2018 among, among Alignment Healthcare Holdco 2, LLC, Alignment Healthcare USA, LLC as borrower, certain subsidiaries of Alignment Healthcare Holdco 2, LLC as grantors, and CRG Servicing LLC, as administrative agent and collateral agent

10.3*	Amendment No. 1 to Loan Agreement and Amendment to Fee Letter, dated as of April 25, 2019, among Alignment Healthcare Holdco 2, LLC, Alignment Healthcare USA, LLC as borrower, certain subsidiaries of Alignment Healthcare Holdco 2, LLC as guarantors, the parties named therein as guarantors and lenders and CRG Servicing LLC, as administrative agent and collateral agent

10.4*	Amendment No. 2 to Loan Agreement and Amendment to Fee Letter, dated as of May 26, 2020, among Alignment Healthcare Holdco 2, LLC, Alignment Healthcare USA, LLC as borrower, certain subsidiaries of Alignment Healthcare Holdco 2, LLC as guarantors, the parties named therein as guarantors and lenders and CRG Servicing LLC, as administrative agent and collateral agent

10.5*	Amendment No. 3 to Loan Agreement and Amendment to Fee Letter, dated as of September 8, 2020, among Alignment Healthcare Holdco 2, LLC, Alignment Healthcare USA, LLC as borrower, certain subsidiaries of Alignment Healthcare Holdco 2, LLC as guarantors, the parties named therein as guarantors and lenders and CRG Servicing LLC, as administrative agent and collateral agent

10.6	Form of Director and Officer Indemnification Agreement

10.7+*	Alignment Healthcare Holdings, LLC Stock Appreciation Rights Plan

10.8+*	Form of 2021 Equity Incentive Plan

10.9+*	Form of Employment Agreement of John E. Kao

10.10+*	Form of Employment Agreement of Dawn Maroney

10.11+*	Form of Employment Agreement of Thomas Freeman

10.12+§	Form of Employment Agreement of Donald Furman

10.13+§	Form of Employment Agreement of Dinesh Kumar

10.14*	Form of CMS Agreement

10.15	Form of Stockholders Agreement

10.16+	Form of Option Award Agreement

Exhibit Number	Description

10.17+	Form of Restricted Shares Award Agreement

10.18+	Form of RSU Award Agreement

10.19+	Form of Option Award Agreement (Senior Executives)

10.20+	Form of RSU Award Agreement (Senior Executives)

21.1*	Subsidiaries of Alignment Healthcare, Inc.

23.1	Consent of Deloitte LLP

23.2	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

*	Previously filed.
+	Indicates a management contract or compensatory plan or agreement.
§	Exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K and will be provided on a supplemental basis to the Securities and Exchange Commission upon request.

(ii)	Financial statement schedules

A financial statement schedule is included in the consolidated financial statements, which form part of this registration statement, and is incorporated herein by reference.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

2.

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orange, State of California, on March 23, 2021.

By:	/s/ John Kao
Name:	John Kao
Title:	Chief Executive Officer

***

Pursuant to the requirements of the Securities Act of 1933, this amendment no. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John Kao John Kao	Chief Executive Officer (Principal Executive Officer)	March 23, 2021

* Thomas Freeman	Chief Financial Officer (Principal Financial and Accounting Officer)	March 23, 2021

* Joseph Konowiecki	Director	March 23, 2021

* David Hodgson	Director	March 23, 2021

* Mark McClellan	Director	March 23, 2021

* Robbert Vorhoff	Director	March 23, 2021

* Thomas Carella	Director	March 23, 2021

* Jeffrey Margolis	Director	March 23, 2021

* Jacqueline Kosecoff	Director	March 23, 2021

* Margaret McCarthy	Director	March 23, 2021

By:	/s/ John Kao
John Kao
Attorney-in-Fact